Filed Pursuant to Rule 424(b)(3)
Registration No. 333-257454

TRANSACTION PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Stockholders:

The board of directors of Core-Mark Holding Company, Inc., which is referred to as Core-Mark, has unanimously approved an Agreement and Plan of Merger, dated as of May 17, 2021, which is referred to as the merger agreement, by and among Performance Food Group Company, which is referred to as PFG, Longhorn Merger Sub I, Inc., a direct wholly owned subsidiary of PFG which is referred to as Merger Sub I, Longhorn Merger Sub II, LLC, a direct wholly owned subsidiary of PFG, which is referred to as Merger Sub II, and Core-Mark. Subject to the terms and conditions of the merger agreement, which are more fully described in the accompanying proxy statement/prospectus, PFG will acquire Core-Mark through the merger of Merger Sub I with and into Core-Mark, which transaction is referred to as the merger. Core-Mark will survive the merger and become a direct wholly owned subsidiary of PFG. In addition, as more fully described in the accompanying proxy statement/prospectus, as promptly as practicable following the completion of the merger, Core-Mark will merge with and into Merger Sub II, with Merger Sub II surviving as a wholly owned subsidiary of PFG, which transaction is referred to as the subsequent merger and, together with the merger, the mergers.

If the merger is completed, each Core-Mark stockholder (other than (i) PFG, Merger Sub I, Merger Sub II and Core-Mark and (ii) any stockholder holding shares of Core-Mark common stock for which appraisal rights have been properly demanded and not withdrawn under the General Corporation Law of the State of Delaware) will receive $23.875 per share in cash, without interest, which is referred to as the per-share cash consideration, and 0.44 validly issued, fully paid and nonassessable shares of PFG common stock for each share of Core-Mark common stock owned by such stockholder. The per-share cash consideration and the exchange ratio are collectively referred to as the merger consideration. The exchange ratio is fixed and will not be adjusted to reflect stock price changes prior to the completion of the proposed transactions. However, the exchange ratio will be adjusted appropriately to fully reflect the effect of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange of shares, readjustment or other similar transaction, or any stock dividend declared thereon with respect to the shares of either PFG common stock or Core-Mark common stock and with a record date prior to completion of the proposed transactions. No fractional shares of PFG common stock will be issued in the merger, and in lieu thereof, Core-Mark stockholders will be entitled to receive a certain amount of cash, as more fully described in the accompanying proxy statement/prospectus. PFG stockholders will continue to own their existing shares of common stock of PFG, the form of which will not be changed by the transaction.

Upon completion of the proposed transactions, former Core-Mark stockholders will own approximately 13% of the then outstanding PFG common stock, based on the number of shares and stock-based awards of PFG and Core-Mark outstanding as of May 17, 2021. The value of the merger consideration to be received in exchange for each share of Core-Mark common stock will fluctuate with the market value of PFG common stock until the merger is completed. Based on PFG’s closing stock price on July 13, 2021, the last trading day before the date of this proxy statement/prospectus, the implied merger consideration was $44.84. The common stock of each of PFG is listed on the New York Stock Exchange under the symbol “PFGC,” and the common stock of Core-Mark is listed on the Nasdaq Capital Market under the symbol “CORE.” We urge you to obtain current market quotations for the shares of common stock of PFG and Core-Mark.

Core-Mark will hold a special meeting of its stockholders in connection with the merger agreement.

Core-Mark’s special meeting of stockholders will be held in virtual format at www.virtualshareholdermeeting.com/CORE2021SM, on August 25, 2021 at 9:00 a.m., Central Time. Due to the public health impact of the coronavirus pandemic, which is referred to as COVID-19, and to support the health and well-being of Core-Mark stockholders, business partners, employees and Core-Mark’s board of directors, the special meeting will be a completely virtual meeting, conducted only as an online live interactive audio webcast.

Please note there will not be a physical meeting for the special meeting. You will be able to attend the special meeting online, vote your shares electronically, and submit questions during the special meeting by visiting www.virtualshareholdermeeting.com/CORE2021SM and following the instructions on your proxy card.

At the special meeting, Core-Mark stockholders will be asked to consider and vote on (i) a proposal to adopt the merger agreement, (ii) a non-binding advisory vote on compensation payable to executive officers of Core-Mark in connection with the proposed transactions and (iii) a proposal to adjourn the special meeting from time to time, if necessary or appropriate, (a) due to the absence of a quorum, (b) to solicit additional proxies in the event there are not sufficient votes at the time of the special meeting to adopt the merger agreement or (c) to allow reasonable additional time for the filing and mailing of any required supplement or amendment to the accompanying proxy statement/prospectus, and the review of such materials by Core-Mark stockholders. The Core-Mark board of directors has unanimously approved the merger agreement and the proposed transactions, and unanimously recommends that Core-Mark stockholders vote “FOR” each proposal.

The accompanying proxy statement/prospectus contains detailed information about PFG, Core-Mark, the merger agreement, the proposed transactions and certain compensation that will or may become payable by Core-Mark to its named executive officers in connection with the merger. A copy of the merger agreement is attached as Annex A to the accompanying proxy statement/prospectus and is incorporated by reference herein. We encourage you to read the accompanying proxy statement/prospectus and its annexes, including the merger agreement, carefully and in their entirety. You may also obtain information about PFG and Core-Mark from the Securities and Exchange Commission.

Your vote is very important regardless of the number of shares of PFG common stock or Core-Mark common stock that you own. The merger cannot be completed unless the Core-Mark stockholders adopt the merger agreement.

Whether or not you plan to attend Core-Mark’s special meeting of stockholders, please submit your proxy as soon as possible to make sure that your shares are represented at that meeting.

Robert G. Gross Director and Chairman of the Board of Directors Core-Mark Holding Company, Inc.	Scott McPherson Chief Executive Officer Core-Mark Holding Company, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the merger, the subsequent merger or the other transactions described in this proxy statement/prospectus or the securities to be issued in connection with the merger or determined if this proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated July 14, 2021 and is first being mailed to stockholders of Core-Mark on or about July 14, 2021.

Core-Mark Holding Company, Inc.

1500 Solana Boulevard, Suite 3400

Westlake, Texas 76262

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON AUGUST 25, 2021

To the Stockholders of Core-Mark Holding Company, Inc.:

A special meeting of stockholders of Core-Mark Holding Company, Inc., which is referred to as the special meeting, will be held on August 25, 2021 at 9:00 a.m., Central Time. You will be able to attend and participate in the special meeting online by visiting www.virtualshareholdermeeting.com/CORE2021SM where you will be able to listen to the meeting live, submit questions and vote. The special meeting will be held for the following purposes:

1.

to consider and vote on a proposal to adopt the Agreement and Plan of Merger, dated as of May 17, 2021, which is referred to as the merger agreement, by and among Performance Food Group Company, which is referred to as PFG, Longhorn Merger Sub I, Inc., Longhorn Merger Sub II, LLC and Core-Mark Holding Company, Inc., which is referred to as Core-Mark, as may be amended from time to time, a copy of which is attached as Annex A to the proxy statement/prospectus accompanying this notice, which proposal is referred to as the Merger Agreement Proposal;

2.

to consider and vote on a non-binding advisory vote on compensation payable to executive officers of Core-Mark in connection with the proposed transactions, which proposal is referred to as the Merger-Related Compensation Proposal; and

3.

to consider and vote on a proposal to adjourn the special meeting from time to time, if necessary or appropriate, (a) due to the absence of a quorum, (b) to solicit additional proxies in the event there are not sufficient votes at the time of the special meeting to approve the Merger Agreement Proposal or (c) to allow reasonable additional time for the filing and mailing of any required supplement or amendment to the accompanying proxy statement/prospectus, and the review of such materials by Core-Mark stockholders, which proposal is referred to as the Core-Mark Adjournment Proposal.

Approval of the Merger Agreement Proposal is required to complete the proposed transactions.

Core-Mark will transact no other business at the special meeting, except for business properly brought before the special meeting or any adjournment or postponement thereof by or at the direction of the Core-Mark board of directors.

The accompanying proxy statement/prospectus describes the matters to be considered at the special meeting in more detail.

The Core-Mark board of directors has set July 13, 2021 as the record date for the special meeting for determining the Core-Mark stockholders entitled to notice of and to vote at the special meeting and any adjournment or postponement thereof. Any stockholder entitled to attend and vote at the special meeting is entitled to appoint a proxy to attend and vote on such stockholder’s behalf. Such proxy need not be a holder of Core-Mark common stock.

Your vote is very important regardless of the number of shares of Core-Mark common stock that you own. The proposed transactions cannot be completed without approval of the Merger Agreement Proposal by the affirmative vote of the holders of a majority of the outstanding shares of Core-Mark common stock entitled to vote at the special meeting. To ensure you are represented at the special meeting, please complete and return the enclosed proxy card or submit your proxy by telephone or through the internet. Please vote promptly whether or not you expect to attend the special meeting. Submitting a proxy now will not prevent you from being able to vote in person at the special meeting.

The Core-Mark board of directors has unanimously approved the merger agreement and the proposed transactions, and unanimously recommends that you vote “FOR” the Merger Agreement Proposal, “FOR” the Merger-Related Compensation Proposal and “FOR” the Core-Mark Adjournment Proposal.

By Order of the Core-Mark Board of Directors,

David J. Lawrence

Vice President – Finance & Investor Relations and Secretary

Westlake, Texas

July 14, 2021

PLEASE VOTE YOUR SHARES PROMPTLY. YOU CAN FIND INSTRUCTIONS FOR VOTING ON THE ENCLOSED PROXY CARD. IF YOU HAVE QUESTIONS ABOUT THE MERGER, THE MERGER AGREEMENT PROPOSAL, THE MERGER-RELATED COMPENSATION PROPOSAL, THE CORE-MARK ADJOURNMENT PROPOSAL OR VOTING YOUR SHARES, PLEASE CONTACT:

MacKenzie Partners, Inc.

1407 Broadway, 27th Floor

New York, NY 10018

Stockholders may call toll free: +1 800-322-2885

Banks, Brokers and Other Nominee Holders of Record may call collect: +1 212-929-5500

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates by reference important business and financial information about PFG and Core-Mark from other documents that are not included in or delivered with this proxy statement/prospectus. For a listing of the documents incorporated by reference into this proxy statement/prospectus, see “Where You Can Find More Information” on page 127.

You can obtain any of the documents incorporated by reference into this proxy statement/prospectus by requesting them in writing or by telephone from MacKenzie Partners, Inc., Core-Mark’s proxy solicitor, at the following addresses and telephone numbers:

MacKenzie Partners, Inc.

1407 Broadway, 27th Floor

New York, NY 10018

+1 800-322-2885 (toll-free)

+1 212-929-5500 (collect)

To receive timely delivery of the documents in advance of the special meeting, you should make your request no later than August 18, 2021, which is five business days before the special meeting.

You may also obtain any of the documents incorporated by reference into this proxy statement/prospectus without charge through the Securities and Exchange Commission, which is referred to as the SEC, website at www.sec.gov. In addition, you may obtain copies of documents filed by PFG with the SEC by accessing PFG’s website at www.pfgc.com under the tab “Investors” and then under the heading “SEC Filings.” You may also obtain copies of documents filed by Core-Mark with the SEC by accessing Core-Mark’s website at www.core-mark.com under the tab “Investors.”

We are not incorporating the contents of the websites of the SEC, PFG, Core-Mark or any other entity into this proxy statement/prospectus. You are being provided the information about how you can obtain certain documents that are incorporated by reference into this proxy statement/prospectus at these websites only for your convenience.

DEFINED TERMS

Unless stated otherwise, when the following bolded terms and abbreviations appear in this proxy statement/prospectus, they have the meanings indicated below:

Code	the Internal Revenue Code of 1986, as amended

Core-Mark	Core-Mark Holding Company, Inc., a Delaware corporation

Core-Mark Adjournment Proposal	the proposal to adjourn the special meeting from time to time, if necessary or appropriate, (a) due to the absence of a quorum, (b) to solicit additional proxies in the event there are not sufficient votes at the time of the special meeting to approve the Merger Agreement Proposal or (c) to allow reasonable additional time for the filing and mailing of any required supplement or amendment to the proxy statement/prospectus, and the review of such materials by Core-Mark stockholders

Core-Mark Board	the board of directors of Core-Mark

Core-Mark common stock	the common stock, par value $0.01 per share, of Core-Mark

DGCL	General Corporation Law of the State of Delaware

Exchange Act	Securities Exchange Act of 1934, as amended

exchange ratio	0.44 validly issued, fully paid and non-assessable shares of PFG common stock per share of Core-Mark common stock, as may be adjusted pursuant to the terms of the merger agreement

GAAP	generally accepted accounting principles in the United States

HSR Act	Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended

HSR Act Clearance	the expiration or termination of the waiting period (and any extension of such period) under the HSR Act applicable to the proposed transactions

merger	the merger of Merger Sub I with and into Core-Mark pursuant to the merger agreement, with Core-Mark continuing as the surviving corporation in such merger and a wholly owned subsidiary of PFG

merger agreement	the Agreement and Plan of Merger, dated as of May 17, 2021, by and among PFG, Merger Sub I, Merger Sub II and Core-Mark, as may be amended from time to time, a copy of which is attached as Annex A to this proxy statement/prospectus

merger consideration	the per-share cash consideration and the exchange ratio

Merger Agreement Proposal	the proposal for the Core-Mark stockholders to adopt the merger agreement

Merger Sub I	Longhorn Merger Sub I, Inc., a Delaware corporation

Merger Sub II	Longhorn Merger Sub II, LLC, a Delaware limited liability company

Merger-Related Compensation Proposal	a non-binding advisory vote on compensation payable to executive officers of Core-Mark in connection with the proposed transactions

mergers	the merger and the subsequent merger

Nasdaq	Nasdaq Capital Market

NYSE	New York Stock Exchange

per-share cash consideration	$23.875 in cash, without interest

PFG	Performance Food Group Company, a Delaware corporation

PFG Board	the board of directors of PFG

PFG common stock	the common stock, par value $0.01 per share, of PFG

proposed transactions	the transactions contemplated by the merger agreement (including, without limitation, the mergers and the share issuance).

SEC	U.S. Securities and Exchange Commission

Securities Act	Securities Act of 1933, as amended

share issuance	the issuance of shares of PFG common stock pursuant to the merger agreement

subsequent merger	the merger of Core-Mark with and into Merger Sub II pursuant to the merger agreement, with Merger Sub II continuing as the surviving entity in such merger and as a wholly owned subsidiary of PFG, which merger shall occur as promptly as practicable after the effective time

QUESTIONS AND ANSWERS ABOUT THE MERGERS AND THE SPECIAL MEETING

The following questions and answers are intended to address briefly some commonly asked questions regarding the merger agreement, the mergers, the share issuance and the other proposed transactions. PFG and Core-Mark urge you to read carefully this entire proxy statement/prospectus, including the annexes hereto and the other documents referred to or incorporated by reference into this proxy statement/prospectus, because the information in this section does not provide all of the information that might be important to you.

About the Merger Agreement and the Proposed Transactions

Q:	What is the merger agreement and what are the mergers?

A:

On May 17, 2021, PFG, Core-Mark, Merger Sub I and Merger Sub II entered into the merger agreement. Subject to the terms and conditions of the merger agreement, the parties will consummate the merger, with Merger Sub I merging with and into Core-Mark and Core-Mark continuing as the surviving corporation and a direct wholly owned subsidiary of PFG. In addition, as promptly as practicable following the completion of the merger, the parties will consummate the subsequent merger, with Core-Mark (as the surviving corporation in the merger) merging with and into Merger Sub II and Merger Sub II continuing as the final surviving entity and a direct wholly owned subsidiary of PFG.

Q:	What will Core-Mark stockholders receive in the merger?

A:

Under the merger agreement, each Core-Mark stockholder will receive the merger consideration, which is the per-share cash consideration of $23.875 in cash, without interest, and the exchange ratio of 0.44 validly issued, fully paid and nonassessable shares of PFG common stock, for each share of Core-Mark common stock owned by such stockholder.

The exchange ratio is fixed and will not be adjusted to reflect stock price changes prior to the completion of the proposed transactions. However, the exchange ratio will be adjusted appropriately to fully reflect the effect of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange of shares, readjustment or other similar transaction, or any stock dividend declared thereon with respect to the shares of either PFG common stock or Core-Mark common stock and with a record date prior to completion of the proposed transactions.

Q:	What happens if the market price of PFG common stock or Core-Mark common stock changes before the completion of the proposed transactions and what is the value of the merger consideration?

A:

Changes in the market price of PFG common stock or the market price of Core-Mark common stock at or prior to the effective time of the merger will not change the number of shares of PFG common stock that holders of Core-Mark common stock will receive because the exchange ratio is fixed at 0.44 validly issued, fully paid and nonassessable shares of PFG common stock. However, the exchange ratio will be adjusted appropriately to fully reflect the effect of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange of shares, readjustment or other similar transaction, or any stock dividend declared thereon with respect to the shares of either PFG common stock or Core-Mark common stock and with a record date prior to completion of the proposed transactions. The value of the merger consideration to be received in exchange for each share of Core-Mark common stock will fluctuate with the market value of PFG common stock until the merger is completed. Based on PFG’s closing stock price on July 13, 2021, the last trading day before the date of this proxy statement/prospectus, the implied merger consideration was $44.84.

Q:	Are there any conditions to completion of the proposed transactions?

A:

Yes. Completion of the proposed transactions is conditioned on Core-Mark stockholders approving the Merger Agreement Proposal. There are a number of other conditions that must be satisfied or waived for the proposed transactions to be consummated. For a description of all of the conditions to the proposed transactions, see “The Merger Agreement—Conditions to the Proposed Transactions.”

Q:	How will I receive the merger consideration if the merger is completed?

A:

If you are a stockholder of record, you will receive a letter of transmittal with detailed written instructions for exchanging shares for the merger consideration. If you are not a stockholder of record, but instead hold your shares in

“street name” through a bank, broker or other nominee holder of record, you will receive instructions from your bank, broker or other nominee holder of record as to how to effect the surrender of your “street name” shares in exchange for the merger consideration.

Q:	When and where is the special meeting?

A:	The special meeting of Core-Mark stockholders, which is referred to as the special meeting, will be held on August 25, 2021, starting at 9:00 a.m., Central Time.

Due to the public health impact of the coronavirus pandemic, which is referred to as COVID-19, and to support the health and well-being of Core-Mark stockholders, business partners, employees and Core-Mark’s board of directors, the special meeting will be a completely virtual meeting, conducted only as an online live interactive audio webcast. Please note there will not be a physical meeting for the special meeting. You will be able to attend the special meeting online, vote your shares electronically, and submit questions during the special meeting by visiting www.virtualshareholdermeeting.com/CORE2021SM and following the instructions on your proxy card.

Q:	What matters will be voted on at the special meeting?

A:	You will be asked to consider and vote on the following proposals:

•	the Merger Agreement Proposal;

•	the Merger-Related Compensation Proposal; and

•	the Core-Mark Adjournment Proposal.

Q:	Who is entitled to vote at the special meeting?

A:

The record date for the special meeting is July 13, 2021, which is referred to as the Core-Mark record date. Only holders of shares of Core-Mark common stock as of the close of business on the Core-Mark record date are entitled to notice of, and to vote at, the special meeting, unless a new record date is set in connection with any adjournment or postponement of the special meeting. As of the Core-Mark record date, there were 45,181,559 issued and outstanding shares of Core-Mark common stock. Each Core-Mark stockholder entitled to vote at the special meeting is entitled to one vote per share of Core-Mark common stock at the special meeting.

Q:	How does the Core-Mark Board recommend that I vote on the proposals?

A:

The Core-Mark Board has unanimously (i) approved and declared advisable the merger agreement and the consummation of the proposed transactions, (ii) determined that the merger agreement and the consummation of the proposed transactions are fair to, and in the best interests of, Core-Mark and its stockholders, (iii) directed that the Merger Agreement Proposal be submitted to a vote of the Core-Mark stockholders and (iv) recommended that the Core-Mark stockholders vote “FOR” the Merger Agreement Proposal. For a summary of the factors considered by the Core-Mark Board in reaching its decision to approve the merger agreement and the consummation of transactions contemplated thereby, including the mergers, see “The Proposed Transactions—Core-Mark Board’s Recommendation with respect to the Merger Agreement Proposal and Its Reasons for the Proposed Transactions.”

In addition, the Core-Mark Board has unanimously (i) directed that the Merger-Related Compensation Proposal and the Core-Mark Adjournment Proposal be submitted to Core-Mark stockholders for approval at the special meeting and (ii) recommended that Core-Mark stockholders vote “FOR” the Merger-Related Compensation Proposal and “FOR” the Core-Mark Adjournment Proposal. See “Core-Mark Proposals-Proposal 2: The Merger Related Compensation Proposal” and “Core-Mark Proposals-Proposal 3: The Core-Mark Adjournment Proposal.”

Q:	Do the Core-Mark directors and executive officers have any interests in the proposed transactions?

A:

Yes. In connection with the consummation of the proposed transactions, Core-Mark’s directors and executive officers have interests in the proposed transactions that may be different from, or in addition to, those of the stockholders of Core-Mark generally. The Core-Mark Board was aware of these interests and considered them, among other things, in reaching its decision to approve the merger agreement, the mergers and the other proposed transactions. These interests are described in more detail in “The Proposed Transactions—Interests of Core-Mark Directors and Executive Officers in the Proposed Transactions.”

Q:	What constitutes a quorum at the special meeting?

A:

Core-Mark’s Bylaws provide that a quorum at the special meeting is the presence, in person or represented by proxy, of a majority of the shares of Core-Mark common stock issued and outstanding as of the Core-Mark record date. An abstention from voting will be deemed present at the special meeting for the purpose of determining the presence of a quorum. Shares of Core-Mark common stock held in “street name” through a bank, broker or other nominee holder of record with respect to which the beneficial owner fails to give voting instructions to the bank, broker or other nominee holder of record, and shares of Core-Mark common stock with respect to which the beneficial owner otherwise fails to vote, will not be deemed present at the special meeting for the purpose of determining the presence of a quorum.

Q:	What vote is required for Core-Mark stockholders to approve the Merger Agreement Proposal?

A:

Assuming a quorum is present at the special meeting, approval of the Merger Agreement Proposal requires the affirmative vote of the holders of a majority of the shares of Core-Mark common stock outstanding and entitled to vote thereon at the special meeting. Only holders of Core-Mark common stock at the close of business on the record date will be entitled to vote on the Merger Agreement Proposal.

Q:	What vote is required for Core-Mark stockholders to approve the Merger-Related Compensation Proposal?

A:

Assuming a quorum is present at the special meeting, approval of the Merger-Related Compensation Proposal, which is a non-binding, advisory vote, requires the affirmative vote of the majority of the votes present in person or represented by proxy and entitled to vote at the special meeting. Only holders of Core-Mark common stock at the close of business on the record date will be entitled to vote on the Merger-Related Compensation Proposal.

Q:	What vote is required for Core-Mark stockholders to approve the Core-Mark Adjournment Proposal?

A:

Whether or not a quorum is present, approval of the Core-Mark Adjournment Proposal requires the affirmative vote of a majority of the votes present in person or represented by proxy and entitled to vote at the special meeting. Only holders of Core-Mark common stock at the close of business on the record date will be entitled to vote on the Core-Mark Adjournment Proposal.

Q:	Is my vote important and how are votes counted?

A:

Yes, your vote is very important. If you do not submit a proxy or vote in person at the meeting, it will be more difficult for us to obtain the necessary quorum to hold the special meeting. For the Merger Agreement Proposal, you may vote “FOR,” “AGAINST” or “ABSTAIN.” Abstention from voting on the Merger Agreement Proposal, the failure of a Core-Mark stockholder who holds his, her or its shares in “street name” through a bank, broker or other nominee holder of record to give voting instructions to that bank, broker or other nominee holder of record or any other failure of a Core-Mark stockholder to vote will have the same effect as a vote “AGAINST” the Merger Agreement Proposal.

For the Merger-Related Compensation Proposal, you may vote “FOR,” “AGAINST” or “ABSTAIN.” Abstention from voting on the Merger-Related Compensation Proposal will have the same effect as a vote “AGAINST” the Merger-Related Compensation Proposal. However, the failure of a Core-Mark stockholder who holds his, her or its shares in “street name” through a bank, broker or other nominee holder of record to give voting instructions to that bank, broker or other nominee holder of record or any other failure of a Core-Mark stockholder to vote will have no effect on the outcome of the Merger-Related Compensation Proposal.

For the Core-Mark Adjournment Proposal, you may vote “FOR,” “AGAINST” or “ABSTAIN.” For purposes of the Core-Mark Adjournment Proposal, whether or not a quorum is present, abstention from voting on the Core-Mark Adjournment Proposal will have the same effect as a vote “AGAINST” the Core-Mark Adjournment Proposal. However, the failure of a Core-Mark stockholder who holds his, her or its shares in “street name” through a bank, broker or other nominee holder of record to give voting instructions to that bank, broker or other nominee holder of record or any other failure of a Core-Mark stockholder to vote will have no effect on the outcome of the Core-Mark Adjournment Proposal.

Properly executed proxy cards with no instructions indicated on the proxy card will be voted “FOR” the Merger Agreement Proposal, “FOR” the Merger-Related Compensation Proposal and “FOR” the Core-Mark Adjournment Proposal.

Q:	What happens if I sell my Core-Mark common stock before the special meeting?

A:

The record date for the special meeting is earlier than the date of the special meeting and the date that the proposed transactions are expected to be completed. If you sell your Core-Mark common stock after Core-Mark’s record date but before the date of the special meeting, you will retain any right to vote at the special meeting, but you will have transferred your right to receive the merger consideration. For Core-Mark stockholders, in order to receive the merger consideration, you must hold your Core-Mark common stock through completion of the proposed transactions.

Q:	How do I submit a proxy or vote my shares?

A:

You may submit your proxy either by telephone, through the internet or by mailing the enclosed proxy card, or you may vote in person at the special meeting. If you hold your shares in more than one account, please be sure to submit a proxy with respect to each proxy card you receive.

To submit your proxy by telephone, dial +1 800-690-6903. In order to vote your shares by telephone, you will need the control number on your enclosed proxy card.

To submit your proxy through the internet, visit www.proxyvote.com. In order to vote your shares through the internet, you will need the control number on your enclosed proxy card (which is unique to each Core-Mark stockholder to ensure all voting instructions are genuine and to prevent duplicate voting). You may vote through the internet or by telephone, 24 hours a day, seven days a week.

If you choose to submit your proxy through the internet or by telephone, your proxy must be received by 11:59 p.m. (Eastern Time) on August 24, 2021 in order to be counted at the special meeting.

If you hold shares of Core-Mark common stock directly in your name as a stockholder of record, you may submit your proxy by mail by completing, signing and dating the enclosed proxy card and returning it using the postage-paid envelope provided or returning it to Vote Processing, c/o Broadridge Financial Solutions, Inc., at 51 Mercedes Way, Edgewood, NY 11717. Broadridge Financial Solutions, Inc. must receive your proxy card no later than the close of business on August 24, 2021 in order for your vote to be counted at the special meeting. If you sign and return your proxy card, but do not mark the boxes showing how you wish to vote, your shares will be voted “FOR” the Merger Agreement Proposal, “FOR” the Merger-Related Compensation Proposal and “FOR” the Core-Mark Adjournment Proposal.

If you hold your shares of Core-Mark common stock in “street name” through a bank, broker or other nominee holder of record, you may vote by mail by completing, signing and dating the voting instruction form provided by your bank, broker or other nominee holder of record and returning it in the postage-paid return envelope provided. Your bank, broker or other nominee holder of record must receive your voting instruction form in sufficient time to vote your shares at the special meeting.

You will be able to attend the special meeting online, vote your shares electronically and submit questions during the special meeting by visiting be www.virtualshareholdermeeting.com/CORE2021SM and following the instructions on your proxy card. To access the virtual meeting, you will need to enter the 16- digit control number included on your proxy card or on the instructions that accompanied your proxy materials. Beneficial owners who did not receive a 16-digit control number from their bank, broker or other nominee holder of record, who wish to attend the meeting should follow the instructions from their bank, broker or other nominee holder of record, including any requirement to obtain a legal proxy. Most banks, brokers or other nominee holders of record allow a beneficial owner to obtain a legal proxy either online or by mail.

Q:	If my shares are held in “street name” by my bank, broker or other nominee holder of record, will my bank, broker or other nominee holder of record vote my shares for me?

A:

No. Unless you instruct your bank, broker or other nominee holder of record to vote your shares held in “street name,” your shares will NOT be voted. If you hold your shares of Core-Mark common stock in “street name” through a bank, broker or other nominee holder of record, you must instruct your bank, broker or other nominee holder of record on how to vote your shares. Your bank, broker or other nominee holder of record will vote your shares only if you provide instructions on how to vote by filling out the voting instruction form sent to you by your bank, broker or other nominee holder of record with this proxy statement/prospectus.

Q:	How can I revoke or change my vote?

A:	You may revoke your proxy at any time before the vote is taken at the special meeting by taking one of the following actions:

•

sending written notice of such revocation to Broadridge Financial Solutions, Inc. by mail at Vote Processing, c/o Broadridge Financial Solutions, Inc., at 51 Mercedes Way, Edgewood, NY 11717 that bears a date later than the date of the proxy you want to revoke and that is received prior to the special meeting;

•

submitting a valid later-date proxy through the internet or by telephone by 11:59 p.m. (Eastern Time) on August 24, 2021 or by mail that is received no later than the close of business on August 24, 2021; or

•	attending the virtual special meeting (or any adjournment or postponement thereof) and voting in person.

Your attendance at the special meeting does not automatically revoke your previously submitted proxy. If you hold your shares in “street name” through a bank, broker or other nominee holder of record, you must contact your bank, broker or other nominee holder of record to change your vote or obtain a written legal proxy to vote your shares if you wish to cast your vote in person at the special meeting.

Q:	Will a proxy solicitor be used?

A:

Yes. Core-Mark has engaged MacKenzie Partners, Inc. to assist in the solicitation of proxies for the special meeting, and Core-Mark has agreed to pay them an estimated fee of $15,000, plus their reasonable out-of-pocket expenses incurred in connection with the solicitation.

Q:	Am I entitled to exercise appraisal rights?

A:

Yes. As a holder of Core-Mark common stock, you are entitled to exercise appraisal rights under the DGCL in connection with the merger if you take certain actions and meet certain conditions, including that you do not vote, in person or by proxy, or otherwise consent thereto in writing, in favor of approving the Merger Agreement Proposal. See “The Proposed Transactions—Appraisal Rights.” For the full text of Section 262 of the DGCL, please see Annex C to this proxy statement/prospectus.

Failure to strictly comply with all procedures required by Section 262 of the DGCL will result in a loss of your right to appraisal. You are encouraged to read these provisions carefully and in their entirety and, in view of their complexity, to promptly consult with your legal and financial advisors if you wish to pursue your appraisal rights in connection with the merger.

Q:	What else do I need to do now?

A:

You are urged to read this proxy statement/prospectus carefully and in its entirety, including its annexes and the information incorporated by reference herein, and to consider how the proposed transactions affect you. Even if you plan to attend the special meeting, please vote promptly.

For Both PFG Stockholders and Core-Mark Stockholders

Q:	When are proposed transactions expected to be completed?

A:

PFG and Core-Mark expect to complete the proposed transactions in the first half of calendar 2022, although PFG and Core-Mark cannot assure completion by any particular date, if at all. Because the proposed transactions are subject to a number of closing conditions, including the HSR Act Clearance, the exact timing of the proposed transactions cannot be determined at this time and PFG and Core-Mark cannot guarantee that the proposed transactions will be completed at all. The proposed transactions are not subject to PFG shareholder approval. For a description of the conditions to the proposed transactions, see “The Merger Agreement—Conditions to the Proposed Transactions.”

Q:	Following the proposed transactions, what percentage of PFG common stock will the continuing PFG stockholders and former Core-Mark stockholders own?

A:	Following the completion of the proposed transactions:

•

continuing PFG stockholders will own approximately 87% of the then outstanding PFG common stock, based on the number of shares and stock-based awards of PFG and Core-Mark outstanding as of May 17, 2021; and

•

former Core-Mark stockholders will own approximately 13% of the then outstanding PFG common stock, based on the number of shares and stock-based awards of PFG and Core-Mark outstanding as of May 17, 2021.

Q:	What happens if the proposed transactions are not completed?

A:

If the Merger Agreement Proposal is not approved by Core-Mark stockholders or if the proposed transactions are not completed for any other reason, Core-Mark stockholders will not have their shares of Core-Mark common stock converted into the right to receive the merger consideration. Instead, each of PFG and Core-Mark would remain a separate company. Under certain circumstances, PFG may be required to pay Core-Mark a termination fee or Core-Mark may be required to pay PFG a termination fee, as described under “The Merger Agreement—Termination Fees and Other Fees—Termination Fee Payable by Core-Mark

Q:	Are there any risks associated with the proposed transactions that I should consider in deciding how to vote?

A:	Yes. A number of risks related to the proposed transactions are discussed in this proxy statement/prospectus and described in the section entitled “Risk Factors” beginning on page 37.

Q:	What are the material U.S. federal income tax consequences of the mergers to U.S. holders of Core-Mark Common Stock?

A:

PFG and Core-Mark intend for the mergers, taken together, to constitute a single integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes. However, it is not a condition to Core-Mark’s obligation or PFG’s obligation to complete the transactions that the mergers, taken together, constitute a single integrated transaction that qualifies as a “reorganization.”

Core-Mark and PFG have not sought and will not seek any ruling from the Internal Revenue Service regarding any matters relating to the transactions and, as a result, there can be no assurance that the Internal Revenue Service would not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth herein.

If the transaction is treated as a “reorganization” within the meaning of Section 368(a) of the Code, a U.S. shareholder of Core-Mark common stock generally will recognize gain, but not loss, in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess, if any, of the sum of the cash received (other than cash received in lieu of a fractional share) and the fair market value of the PFG common stock received pursuant to the merger over that holder’s adjusted tax basis in its shares of Core-Mark common stock surrendered) and (2) the amount of cash received (other than cash received in lieu of a fractional share) pursuant to the merger. In addition, such shareholders will recognize gain or loss with respect to the receipt of cash in lieu of fractional shares.

For a more complete description of the U.S. federal income tax consequences of the mergers, see “The Proposed Transactions—U.S. Federal Income Tax Consequences.”

Q:	How can I obtain additional information about PFG and Core-Mark?

A:

PFG and Core-Mark each files annual, quarterly and current reports, proxy statements and other information with the SEC. Each company’s filings with the SEC may be accessed on the internet at http://www.sec.gov. Copies of the documents filed by PFG with the SEC will be available free of charge on PFG’s website at www.pfgvc.com. Copies of the documents filed by Core-Mark with the SEC will be available free of charge on Core-Mark’s website at www.core-mark.com. The information provided on each company’s website is not part of this proxy statement/prospectus and is not incorporated by reference into this proxy statement/prospectus. For a more detailed description of the information available and information incorporated by reference, please see “Where You Can Find More Information” on page 127.

Q:	Who can answer my questions?

A:

If you have any questions about the proposed transactions or the other matters to be voted on at the special meeting, or questions about how to submit your proxy, or if you need additional copies of this proxy statement/prospectus, the enclosed proxy card or voting instructions, you should contact Core-Mark’s proxy solicitors, as follows:

MacKenzie Partners, Inc. 1407 Broadway, 27th Floor

New York, NY 10018. +1 800-322-2885 (toll-free) +1 212-929-5500 (collect)

SUMMARY

This summary highlights selected information contained in this proxy statement/prospectus and does not contain all the information that may be important to you. PFG and Core-Mark urge you to read carefully this proxy statement/prospectus in its entirety, including the annexes. Additional, important information, which PFG and Core-Mark also urge you to read, is contained in the documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” on page 127.

Information about the Parties to the Transaction (page 46)

PFG

Built on the many proud histories of its family of companies, PFG is a customer-centric foodservice distribution leader headquartered in Richmond, Virginia. Grounded by roots that date back to a grocery peddler in 1885, PFG today has a nationwide network of over 100 distribution facilities, thousands of talented associates and valued suppliers across the country. With the goal of helping its customers thrive, PFG markets and delivers quality food and related products to over 200,000 locations including independent and chain restaurants, schools, business and industry locations, healthcare facilities, vending distributors, office coffee service distributors, big box retailers, theaters and convenience stores. Building strong relationships is core to PFG’s success—from connecting associates with great career opportunities to connecting valued suppliers and quality products with PFG’s broad and diverse customer base. To learn more about PFG, visit pfgc.com.

Core-Mark

Core-Mark is one of the largest marketers of fresh, food and broad-line supply solutions to the convenience retail industry in North America. Core-Mark’s origins date back to 1888, when Glaser Bros., a family-owned-and-operated candy and tobacco distribution business, was founded in San Francisco, California. Core-Mark offers a full range of products, marketing programs and technology solutions to approximately 40,000 customer locations in the U.S. and Canada through 32 distribution centers (excluding two distribution facilities the Company operates as a third-party logistics provider). Core-Mark services traditional convenience stores, grocers, drug stores, mass merchants, liquor and specialty stores, and other stores that carry convenience products. For more information, please visit www.core-mark.com.

Merger Sub I

Longhorn Merger Sub I, Inc., a direct wholly owned subsidiary of PFG, is a Delaware corporation incorporated for the purpose of effecting the merger. Merger Sub I has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement, including the preparation of applicable regulatory filings in connection with the merger. The principal executive offices of Merger Sub I are located at 12500 West Creek Parkway Richmond, Virginia 23238.

Merger Sub II

Longhorn Merger Sub II, LLC, a direct wholly owned subsidiary of PFG, is a Delaware limited liability company incorporated for the purpose of effecting the subsequent merger. Merger Sub II has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement, including the preparation of applicable regulatory filings in connection with the mergers. The principal executive offices of Merger Sub II are located at 12500 West Creek Parkway Richmond, Virginia 23238.

The Mergers; Merger Consideration; Treatment of Stock-Based Awards

The Mergers

On May 17, 2021, PFG, Core-Mark, Merger Sub I and Merger Sub II entered into the merger agreement. Subject to the terms and conditions of the merger agreement, the parties will consummate the merger, with Merger Sub I merging with and into Core-Mark, with Core-Mark continuing as the surviving corporation and a direct, wholly owned subsidiary of PFG. In addition, as promptly as practicable following the completion of the merger, the parties will consummate the subsequent merger, with Core-Mark (as the surviving corporation in the merger) merging with and into Merger Sub II, with Merger Sub II continuing as the final surviving entity and a direct, wholly owned subsidiary of PFG.

Merger Consideration

At the effective time of the merger, each share of Core-Mark common stock issued and outstanding (other than (i) shares of common stock that are owned, directly or indirectly, by PFG, Core-Mark (including as treasury stock or otherwise), Merger Sub I or Merger Sub II (which, in each case, will be automatically canceled upon completion of the proposed transactions) and (ii) shares with respect to which appraisal rights are properly exercised and not withdrawn) will be converted into the merger consideration, which is the per-share cash consideration of $23.875 in cash, without interest, and the exchange ratio of 0.44 validly issued, fully paid and non-assessable shares of PFG common stock. The exchange ratio will not be adjusted to reflect stock price changes prior to the completion of the proposed transactions. However, the exchange ratio will be adjusted appropriately to fully reflect the effect of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange of shares, readjustment or other similar transaction, or any stock dividend declared thereon with respect to the shares of either PFG common stock or Core-Mark common stock and with a record date prior to completion of the proposed transactions.

Core-Mark stockholders will not receive any fractional shares of PFG common stock pursuant to the merger agreement. In lieu of the issuance of any such fractional share, PFG shall pay to the exchange agent an amount in cash, without interest, rounded down to the nearest cent, equal to the product of (i) the aggregate number of all fractional shares of PFG common stock that would otherwise have been required to be issued to holders of converted shares of Core-Mark common stock multiplied by (ii) the volume weighted average of the sale prices per share of PFG common stock for the 10 full consecutive trading days ending on and including the business day prior to the closing date (as such volume weighted average is reported by Bloomberg or, if not reported by Bloomberg, as reported by another authoritative source). The exchange agent shall then make available such amounts, without interest, to Core-Mark stockholders entitled to receive such cash in lieu of fractional shares.

Treatment of Stock-Based Awards

PFG Stock-Based Awards

The mergers will not affect PFG’s stock options or other stock-based awards. All such awards will remain outstanding subject to the same terms and conditions that are applicable to such stock options or other stock-based awards prior to the mergers.

Core-Mark Stock-Based Awards

Core-Mark RSUs

At the effective time, each outstanding time-based restricted stock unit of Core-Mark (other than those held by nonemployee directors of Core-Mark), will be converted into a corresponding restricted stock unit relating to the number of shares of PFG common stock determined based on the stock award exchange ratio, which are referred to as Adjusted RSUs, with the same terms and conditions as were applicable to such Core-Mark restricted stock unit immediately prior to the effective time (including with respect to vesting and termination-related vesting provisions). The number of shares of PFG common stock subject to each Adjusted RSU will be equal to the product of (i) the number of shares of Core-Mark common stock subject to such Core-Mark restricted stock unit immediately prior to the effective time, multiplied by (ii) the stock award exchange ratio, with any fractional shares rounded to the nearest whole share. Any accrued but unpaid dividend equivalents in connection with the converted Core-Mark time-based units will be assumed by PFG.

The stock award exchange ratio is the sum of (x) the exchange ratio and (y) the quotient obtained by dividing the per-share cash consideration by the volume weighted average of the sale prices per share of PFG common stock for the

10 full consecutive trading days ending on and including the business day prior to the closing date (as such volume weighted average is reported by Bloomberg or, if not reported by Bloomberg, as reported by another authoritative source).

Director RSUs

At the effective time, each outstanding time-based restricted stock unit held by a nonemployee director of Core-Mark, whether vested or unvested, will be canceled and converted into the right to receive the merger consideration on the same terms and conditions as outstanding shares of PFG common stock. The consideration will be paid to the holders of such restricted stock units, less any required tax withholding, no later than five business days following the effective time.

Core-Mark PSUs

At the effective time, each performance-based restricted stock unit of Core-Mark will be converted at such time into a corresponding time-based restricted stock unit relating to the number of shares of PFG common stock with the same terms and conditions as were applicable to such performance-based restricted stock unit of Core-Mark immediately prior to the effective time (including with respect to termination-related provisions), which are referred to as Adjusted PSUs, except that the performance-based vesting conditions applicable to such Core-Mark performance-based restricted stock unit immediately prior to the effective time will not apply from and after the effective time of the merger. The number of shares of PFG common stock subject to each Adjusted PSU will be equal to the product of (i) for performance-based restricted stock units of Core-Mark granted during the calendar year in which the closing occurs, (A) the number of shares of Core-Mark common stock subject to such performance-based restricted stock unit of Core-Mark immediately prior to the effective time that would vest based on the achievement of the greater of (1) the applicable performance at the target level and (2) the actual level of performance as of the closing date, based on the achievement of the applicable performance metrics applied on a pro rata basis with respect to the applicable performance period as determined in good faith by the Core-Mark Board, multiplied by (B) the stock award exchange ratio, and (ii) for performance-based restricted stock units of Core-Mark granted prior to the calendar year in which the closing occurs, (A) the number of shares of Core-Mark common stock subject to such performance-based restricted stock unit of Core-Mark immediately prior to the effective time based on the achievement of the applicable performance metrics at the actual level of performance and as determined in good faith and consistent with past practice by the Core-Mark Board, multiplied by (B) the stock award exchange ratio, and in each case of the foregoing clauses (i) and (ii), with any fractional shares rounded to the nearest whole share. Any accrued but unpaid dividend equivalents in connection with the converted Core-Mark performance-based restricted stock units will be assumed by PFG.

The Core-Mark Special Meeting (page 47)

Meeting. The special meeting will be held in virtual format at www.virtualshareholdermeeting.com/CORE2021SM, on August 25, 2021 at 9:00 a.m., Central Time, or any adjournment or postponement thereof, for the following purposes:

•	to consider and vote on the Merger Agreement Proposal;

•	to consider and vote on the Merger-Related Compensation Proposal; and

•	to consider and vote on the Core-Mark Adjournment Proposal.

Core-Mark Record Date; Outstanding Shares; Stockholders Entitled to Vote. The Core-Mark record date is July 13, 2021. Only holders of Core-Mark common stock as of the close of business on the Core-Mark record date are entitled to notice of, and to vote at, the special meeting, unless a new record date is set in connection with any adjournment or postponement of the special meeting. As of the Core-Mark record date, there were 45,181,559 issued and outstanding shares of Core-Mark common stock. Each Core-Mark stockholder entitled to vote at the special meeting is entitled to one vote per share at the special meeting. As of the Core-Mark record date, the issued and outstanding Core-Mark common stock was held by approximately 1,271 stockholders of record.

Quorum. Core-Mark’s Bylaws require that there be a quorum at the special meeting in order for Core-Mark to hold a vote on the Merger Agreement Proposal or the Merger-Related Compensation Proposal. A quorum at the special meeting is the presence, in person or represented by proxy, of a majority of the shares of Core-Mark common stock issued and outstanding as of the Core-Mark record date. An abstention from voting will be deemed present at the special meeting for the purpose of determining the presence of a quorum. Shares of Core-Mark common stock held in “street name” through a bank, broker or other nominee holder of record with respect to which the beneficial owner fails to give voting instructions to the bank, broker or other nominee holder of record, and shares of Core-Mark common stock with respect to which the beneficial owner otherwise fails to vote, will not be deemed present at the special meeting for the purpose of determining the presence of a quorum. Failure of a quorum at the special meeting may result in an adjournment of the special meeting and may subject Core-Mark to additional costs and expenses.

Required Vote. Assuming a quorum is present at the special meeting, approval of the Merger Agreement Proposal requires the affirmative vote of the holders of a majority of the shares of Core-Mark common stock outstanding and entitled to vote thereon at the special meeting. Core-Mark cannot complete the proposed transactions unless the Merger Agreement Proposal is approved at the special meeting (or at any adjournment or postponement thereof). Because approval of the Merger Agreement Proposal requires the affirmative vote of the holders of a majority of the shares of Core-Mark common stock outstanding and entitled to vote thereon at the special meeting, abstention from voting on the Merger Agreement Proposal, the failure of a Core-Mark stockholder who holds his, her or its shares in “street name” through a bank, broker or other nominee holder of record to give voting instructions to that bank, broker or other nominee holder of record or any other failure of a Core-Mark stockholder to vote will have the same effect as a vote “AGAINST” the Merger Agreement Proposal.

Assuming a quorum is present at the special meeting, approval of the Merger-Related Compensation Proposal requires the affirmative vote of the majority of the votes present in person or represented by proxy and entitled to vote at the special meeting. As a result, abstention from voting on the Merger-Related Compensation Proposal will have the same effect as a vote “AGAINST” the Merger-Related Compensation Proposal. However, the failure of a Core-Mark stockholder who holds his, her or its shares in “street name” through a bank, broker or other nominee holder of record to give voting instructions to that bank, broker or other nominee holder of record or any other failure of a Core-Mark stockholder to vote will have no effect on the outcome of the Merger-Related Compensation Proposal.

Whether or not a quorum is present, approval of the Core-Mark Adjournment Proposal requires the affirmative vote of a majority of the votes present in person or represented by proxy and entitled to vote at the special meeting. For purposes of the Core-Mark Adjournment Proposal, whether or not a quorum is present, abstention from voting on the Core-Mark Adjournment Proposal will have the same effect as a vote “AGAINST” the Core-Mark Adjournment Proposal. However, the failure of a Core-Mark stockholder who holds his, her or its shares in “street name” through a bank, broker or other nominee holder of record to give voting instructions to that bank, broker or other nominee holder of record or any other failure of a Core-Mark stockholder to vote will have no effect on the outcome of the Core-Mark Adjournment Proposal.

Stock Ownership of and Voting by Core-Mark Directors and Executive Officers. As of the Core-Mark record date, Core-Mark’s directors and executive officers and their affiliates beneficially owned and had the right to vote in the aggregate 743,797 shares of Core-Mark common stock at the special meeting, which represents approximately 1.6% of the shares of Core-Mark common stock entitled to vote at the special meeting.

Each of Core-Mark’s directors and executive officers is expected, as of the date of this proxy statement/prospectus, to vote his or her shares of Core-Mark common stock “FOR” the Merger Agreement Proposal, “FOR” the Merger- Related Compensation Proposal and “FOR” the Core-Mark Adjournment Proposal, although none of Core-Mark’s directors and executive officers has entered into any agreement requiring them to do so.

PFG Board’s Reasons for the Proposed Transactions (page 59)

After careful consideration, on May 17, 2021, the PFG Board unanimously (i) approved and declared advisable the merger agreement and the consummation of the proposed transactions, and (ii) determined that the terms of the merger agreement and the proposed transactions are fair to, and in the best interests of, PFG and the PFG’s stockholders.

For a summary of the factors considered by the PFG Board in reaching its decision to approve the merger agreement and the consummation of the proposed transactions, see “The Proposed Transactions—PFG Board’s Reasons for the Proposed Transactions.”

Core-Mark Board’s Recommendation with respect to the Merger Agreement Proposal and Its Reasons for the Proposed Transactions (page 64)

After careful consideration, on May 17, 2021, the Core-Mark Board unanimously (i) approved the merger agreement and the consummation of the proposed transactions, (ii) determined that the merger agreement and the consummation of the proposed transactions were fair to, and in the best interests of, Core-Mark and its stockholders, (iii) directed that the Merger Agreement Proposal be submitted to a vote of the Core-Mark stockholders and (iv) recommended that the Core-Mark stockholders vote “FOR” the Merger Agreement Proposal.

For a summary of the factors considered by the Core-Mark Board in reaching its decision to approve the merger agreement and the consummation of the transactions contemplated thereby, including the mergers, see “The Proposed Transactions—Core-Mark Board’s Recommendation with respect to the Merger Agreement Proposal and Its Reasons for the Proposed Transactions.”

Opinion of Core-Mark’s Financial Advisor (page 72)

Core-Mark engaged Barclays Capital Inc., which is referred to as Barclays, for the purpose of providing financial advisory services with respect to a potential sale of Core-Mark, pursuant to an engagement letter dated January 22, 2021. On May 17, 2021, Barclays rendered its oral opinion (which was subsequently confirmed in writing) to the Core-Mark Board that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, the merger consideration to be offered to the stockholders of Core-Mark in the merger, was fair, from a financial point of view, to such stockholders.

The full text of Barclays’ written opinion, dated as of May 17, 2021, is attached as Annex B to this proxy statement/prospectus. Barclays’ written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Barclays in rendering its opinion. You are encouraged to read the opinion carefully in its entirety.

Governance of PFG Following Completion of the Proposed Transactions (page 14)

Board of Directors. Prior to the effective time of the subsequent merger, the size of the board of directors of PFG will increase by at least one seat and at least one member of the Core-Mark Board will be appointed to the PFG Board, as selected by mutual agreement of PFG and Core-Mark. Such individual or individuals must be willing to serve on the PFG Board and must satisfy applicable NYSE independence requirements. In no event will there be more than one member of the Core-Mark Board appointed to the PFG Board without PFG’s written consent in its sole discretion.

Interests of Core-Mark Directors and Executive Officers in the Proposed Transactions (page 82)

Core-Mark stockholders should be aware that Core-Mark’s directors and executive officers have interests in the proposed transactions that may be different from, or in addition to, those of Core-Mark stockholders generally. The Core-Mark Board was aware of these interests and considered them, among other matters, in approving the merger agreement and making its recommendation that the Core-Mark stockholders vote “FOR” the Merger Agreement Proposal.

For more information regarding the interests of Core-Mark directors and executive officers in the proposed transactions, see “The Proposed Transactions—Interests of Core-Mark Directors and Executive Officers in the Proposed Transactions.”

Accounting Treatment (page 85)

The merger and the subsequent merger, if they occur, will be accounted for as an acquisition of Core-Mark by PFG under the acquisition method of accounting in accordance with GAAP.

Regulatory Approvals Required for the Proposed Transactions (page 86)

Under the merger agreement, completion of the proposed transactions is conditioned on the HSR Act Clearance.

Each of PFG and Core-Mark filed its respective HSR Act notification and report form with respect to the proposed transactions on June 7, 2021. The FTC is reviewing the proposed transactions. On July 7, 2021, the day prior to the date on which the waiting period under the HSR Act was to expire, PFG voluntarily withdrew its notification and report form, as permitted by the HSR Act and the terms of the merger agreement. PFG refiled such form with the FTC on July 9, 2021. Unless the FTC grants early termination of the HSR Act waiting period or formally requests additional information concerning the proposed transactions, the waiting period will expire on August 9, 2021.

Treatment of Core-Mark’s Existing Debt; Financing (page 87)

There is no financing condition to the proposed transactions. In connection with the proposed transactions, PFG intends to repay in full and terminate Core-Mark’s existing revolving credit facility.

PFG currently expects to fund the cash portion of the merger consideration with borrowing from its asset-based revolving credit facility and the issuance of new senior unsecured notes.

For further information regarding the transaction financing, see “The Proposed Transactions—Treatment of Core-Mark’s Existing Debt; Financing” and “The Merger Agreement—Covenants and Agreements—Financing.”

Appraisal Rights (page 87)

Under Delaware law, PFG stockholders will not be entitled to any appraisal rights in connection with the merger, the subsequent merger or any other transactions described in this proxy statement/prospectus.

Under Delaware law, if the merger is completed, record holders of Core-Mark common stock who do not vote in favor of the adoption of the merger agreement and who otherwise properly exercise their appraisal rights will be entitled to seek appraisal for, and obtain payment in cash for the judicially determined fair value of, their shares of Core-Mark common stock, in lieu of receiving the merger consideration. The “fair value” could be higher or lower than, or the same as, the merger consideration. The relevant provisions of the General Corporation Law of the State of Delaware are included as Annex C to this proxy statement/prospectus. Core-Mark stockholders are encouraged to read these provisions carefully and in their entirety. Moreover, due to the complexity of the procedures for exercising the right to seek appraisal, Core-Mark stockholders who are considering exercising that right are encouraged to seek the advice of legal counsel. Failure to comply strictly with these provisions may result in the loss of the right of appraisal. For a more detailed description of Core-Mark stockholder’s appraisal rights, see “The Proposed Transactions—Appraisal Rights.”

NYSE Listing of PFG Common Stock; Delisting and Deregistration of Core-Mark Common Stock (page 90)

PFG has agreed to use its reasonable best efforts to cause the shares of PFG common stock to be issued in connection with the merger to be listed on the NYSE subject to official notice of issuance. The listing of the shares of PFG common stock is also a condition to completion of the proposed transactions.

If the merger is completed, Core-Mark common stock will cease to be listed on the Nasdaq and Core-Mark common stock will be deregistered under the Exchange Act.

U.S. Federal Income Tax Consequences of the Mergers (page 90)

PFG and Core-Mark intend for the mergers, taken together, to constitute a single integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes.

However, it is not a condition to Core-Mark’s obligation or PFG’s obligation to complete the proposed transactions that the mergers, taken together, constitute a single integrated transaction that qualifies as a “reorganization.”

Core-Mark and PFG have not sought and will not seek any ruling from the Internal Revenue Service regarding any matters relating to the transactions and, as a result, there can be no assurance that the Internal Revenue Service would not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth herein.

If the transaction is treated as a “reorganization” within the meaning of Section 368(a) of the Code, a U.S. shareholder of Core-Mark common stock generally will recognize gain, but not loss, in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess, if any, of the sum of the cash received (other than cash received in lieu of a fractional share) and the fair market value of the PFG common stock received pursuant to the merger over that holder’s adjusted tax basis in its shares of Core-Mark common stock surrendered) and (2) the amount of cash received (other than cash received in lieu of a fractional share) pursuant to the merger. In addition, such shareholders will recognize gain or loss with respect to the receipt of cash in lieu of fractional shares.

For a more complete description of the U.S. federal income tax consequences of the mergers, see “The Proposed Transactions—U.S. Federal Income Tax Consequences.”

Restrictions on Sales of Shares of PFG Common Stock Received in the Merger (page 93)

All shares of PFG common stock received by Core-Mark stockholders in the merger will be freely tradable for purposes of the Securities Act and the Exchange Act, except for shares of PFG common stock received by any Core-Mark stockholder who becomes an “affiliate” of PFG after completion of the proposed transactions (such as Core-Mark directors or executive officers who become directors or executive officers of PFG after the proposed transactions). This proxy statement/prospectus does not cover resales of shares of PFG common stock received by any person upon completion of the proposed transactions, and no person is authorized to make any use of this proxy statement/prospectus in connection with any resale.

Litigation Related to the Merger (page 95)

Between June 28, 2021 and July 6, 2021, two complaints were filed in the District Court of the Southern District of New York by purported stockholders of Core-Mark: (i) Shiva Stein v. Core-Mark Holding Company, Inc., et al., Case No. 1:21-cv-05606 (which is referred to as the Stein Complaint) and (ii) Matthew Whitfield v. Core-Mark Holding Company, Inc., et al., Case No. 1:21-cv-05803 (which is referred to as the Whitfield Complaint and, together with the Stein Complaint, the Federal Court Actions). Each of the Federal Court Actions names Core-Mark and the members of the Core-Mark Board as defendants and the Whitfield Complaint also names PFG, Merger Sub I and Merger Sub II as defendants. The Federal Court Actions assert claims under Sections 14(a) and 20(a) of the Exchange Act and related provisions and, among other things, allege that defendants omitted material information from the preliminary proxy statement/prospectus that was filed on June 25, 2021. The Federal Court Actions seek, amongst other things, to enjoin or rescind the proposed transactions and request awards of attorneys’ and experts’ fees and damages in unspecified amounts.

The Merger Agreement (page 94)

Conditions to the Proposed Transactions (page 97)

As more fully described in this proxy statement/prospectus and in the merger agreement, the obligations of each of PFG, Merger Sub I, Merger Sub II, on the one hand, and Core-Mark, on the other hand, to complete the proposed transactions are subject to the satisfaction (or waiver by PFG and Core-Mark, as applicable) of various conditions, including the following conditions:

•	Core-Mark stockholders approving the Merger Agreement Proposal;

•	the shares of PFG common stock to be issued in the merger having been approved for listing on the NYSE, subject to official notice of issuance;

•

the absence of any law or order in the United States or Canada that prohibits the consummation of the proposed transactions or any action initiated by any governmental authority in the United States or Canada that seeks to prevent, make illegal or prohibit the consummation of the proposed transactions (which is referred to as a legal restraint);

•	effectiveness of the registration statement of which this proxy statement/prospectus forms a part, and the absence of any stop order suspending such registration statement by the SEC;

•	the HSR Act Clearance having been made or obtained.

•	accuracy of the representations and warranties made in the merger agreement by the other party as set forth in the merger agreement, subject to certain materiality thresholds;

•	performance in all material respects by the other party of all of the covenants and agreements required by the merger agreement to be performed or complied with by it prior to the closing; and

•	the absence of a material adverse effect on the other party (see “The Merger Agreement—Material Adverse Effect” of this joint proxy statement/prospectus for the definition of material adverse effect).

In addition, as more fully described in this proxy statement/prospectus and in the merger agreement, the obligations of PFG and Merger Sub I to complete the proposed transactions are subject to the satisfaction (or waiver to the extent legally permissible) on or prior to the closing date of the following additional condition:

•	PFG’s receipt of a certificate, dated as of the closing date and duly executed by an executive officer of Core-Mark, certifying the satisfaction of certain conditions.

In addition, as more fully described in this proxy statement/prospectus and in the merger agreement, the obligation of Core-Mark to complete the proposed transactions is subject to the satisfaction (or waiver to the extent legally permissible) on or prior to the closing date of the following additional condition:

•	Core-Mark’s receipt of a certificate, dated as of the closing date and duly executed by an executive officer of PFG, certifying the satisfaction of certain conditions.

For a more complete description of the conditions to the proposed transactions, see “The Merger Agreement—Conditions to the Proposed Transactions.”

No Solicitation (page 103)

As more fully described in this joint proxy statement/prospectus and in the merger agreement, Core-Mark has agreed to immediately cease any discussions or negotiations with any person that may have been ongoing prior to the date of the merger agreement with respect to an alternative acquisition proposal, as described hereinafter, and to terminate all physical and electronic data room access previously granted to any such person or its representatives.

In addition, Core-Mark has agreed that it will not, and will direct each of its representatives not to, directly or indirectly:

•	solicit, initiate, knowingly facilitate or knowingly encourage (including by way of furnishing information) the submission by any person of an alternative acquisition proposal;

•	engage in or otherwise participate in any discussions or negotiations related to any alternative acquisition proposal;

•	approve, endorse or recommend any alternative acquisition proposal;

•

enter into any contract (including any letter of intent, agreement, agreement in principle or memorandum of understanding) or similar document related to an alternative acquisition proposal, subject to certain exceptions; or

•

release or permit the release of any person from, waive or permit the waiver of any right under, or grant any consent under, any “standstill” or similar provision of any contract to which Core-Mark or one of its subsidiaries is a party (except if the Core-Mark Board determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with such board of directors’ fiduciary duties under applicable law, Core-Mark may waive any such provision solely to the extent necessary to permit the person bound by such provision to make a nonpublic alternative acquisition proposal to the Core-Mark Board).

However, prior to obtaining the Merger Agreement Proposal, if Core-Mark receives a bona fide written alternative acquisition proposal made after the date of the merger agreement that does not result from a material breach of its no-solicitation obligations under the merger agreement, and if the Core-Mark Board determines in good faith (after consultation with outside legal counsel and a nationally recognized financial advisor) that such alternative acquisition proposal is, or could reasonably be expected to lead to, a superior acquisition proposal:

•	Core-Mark is permitted to negotiate and enter into an acceptable confidentiality agreement with the person making such alternative acquisition proposal; provided that Core-Mark shall promptly (and in no event later than 24 hours after execution thereof) deliver a copy of such acceptable confidentiality agreement to PFG; and

•

following entry into such acceptable confidentiality agreement by Core-Mark, Core-Mark and its representatives may (i) provide information (including nonpublic information) subject to such executed acceptable confidentiality agreement; provided that any nonpublic information provided to such person, including if posted to an electronic data room, shall be provided to PFG prior to or substantially concurrently with the time it is provided to such person, and (ii) engage in discussion or negotiations for such alternative acquisition proposal with such person and its representatives.

For a more complete description of the no solicitation provisions of the merger agreement, see “The Merger Agreement—Covenants and Agreements—No Solicitation.”

Termination (page 98)

As more fully described in this proxy statement/prospectus and in the merger agreement, the merger agreement may be terminated and the proposed transactions may be abandoned at any time prior to the effective time of the merger:

•	by the mutual written consent of PFG and Core-Mark;

•	by either PFG or Core-Mark:

•

if the closing has not occurred prior to 5:00 p.m. Central time, on the outside date of February 17, 2022, except that, if, as of 5:00 p.m. Central time, on the outside date, all of the closing conditions have been satisfied or duly waived by all parties entitled to the benefit thereof (except for (i) the closing conditions regarding the existence of a legal restraint that relates to the HSR Act Clearance and (ii) any condition that by its nature is to be satisfied at the closing; provided that such condition would be capable of being satisfied if the closing date were the outside date), the outside date will automatically be extended to May 17, 2022, except that a party may not terminate the merger agreement as described in this bullet point if the failure of the closing to have occurred prior to 5:00 p.m., Central time on the outside date (as it may be extended) was primarily caused by, such party’s breach of, or such party’s failure to perform or comply with, any of its covenants or agreements under the merger agreement;

•

if a legal restraint is in effect that has become final and nonappealable, except that a party may not terminate the merger agreement as described in this bullet point if the existence of such legal restraint was primarily caused by, such party’s breach of, or failure to perform or comply with, any of its covenants or agreements under the merger agreement;

•	if approval of the Merger Agreement Proposal is not obtained at the special meeting or at any adjournment or postponement thereof at which a vote on the Merger Agreement Proposal was taken; or

•

if the other party breaches any of its covenants or agreements under the merger agreement, or any of such other party’s representations or warranties fails to be accurate, which breach or failure (i) would give rise to the failure of a closing condition regarding the accuracy of such other party’s representations and warranties or such other party’s compliance with its covenants and agreements and (ii) cannot be cured by such other party by the outside date (as it may be extended) or, if capable of being cured by such other party by the outside date (as it may be extended), is not cured by such other party within 30 days after the terminating party delivers written notice of such failure to such other party, except that the terminating party will not have the right to terminate the merger agreement as described in this bullet point if the terminating party breaches any of its covenants or agreements under the merger agreement, or any of its representations or warranties under the merger agreement fails to be accurate, which failure would give rise to the failure of a closing condition regarding the accuracy of the terminating party’s representations and warranties or the terminating party’s compliance with its covenants and agreements;

•	by PFG:

•

prior to receipt of the Core-Mark stockholder approval of the Merger Agreement Proposal, if the Core-Mark Board or a committee thereof makes a change of recommendation; provided that PFG shall only be entitled to terminate the merger agreement as described in this bullet point if it gives written notice of such termination to Core-Mark within 10 business days after such change of recommendation; or

•

if Core-Mark has committed a willful breach of its no-solicitation obligations and such willful breach cannot be cured by the date of the special meeting or, if capable of being cured, is not cured within 10 business days after PFG delivers written notice of such breach to Core-Mark; or

•

by Core-Mark if (i) the Core-Mark Board has authorized Core-Mark to terminate the merger agreement in response to a superior acquisition proposal in compliance with the provisions as described under “The Merger Agreement—Covenants and Agreements—No Solicitation” and “The Merger Agreement—Covenants and Agreements—Change of Recommendation and Termination” and (ii) substantially concurrently with such termination, a written definitive agreement providing for the consummation of the transactions contemplated by such superior acquisition proposal is duly executed and delivered by Core-Mark and all other parties thereto; provided that Core-Mark shall, concurrently with such termination, pay PFG a termination fee as described below under “—Termination Fees.”

For a more complete description of the termination provisions of the merger agreement, see “The Merger Agreement—Termination.”

Termination Fees (page 99)

As more fully described in this proxy statement/prospectus and in the merger agreement, and subject to the terms and conditions of the merger agreement, PFG will pay Core-Mark a termination fee in connection with a termination of the merger agreement under the following circumstances:

•

if (i) either PFG or Core-Mark terminates the merger agreement because the closing has not occurred prior to the outside date or because a legal restraint is in effect that has become final and nonappealable (but only if the applicable legal restraint relates to antitrust laws) and, at the time of any such termination, all of the closing conditions as described above under “—Conditions to the Proposed Transactions” have been satisfied or duly waived by all parties entitled to the benefit thereof, except for (i) the closing conditions regarding the existence of a legal restraint that relates to the HSR Act Clearance and (ii) any other closing condition that by its nature is to be satisfied at the closing (provided that such condition would be capable of being satisfied if the closing date were the date of such termination), PFG shall pay Core-Mark $110,000,000 in cash by wire transfer no later than two business days after the date of such termination.

As more fully described in this proxy statement/prospectus and in the merger agreement, and subject to the terms and conditions of the merger agreement, Core-Mark will pay PFG a termination fee in connection with a termination of the merger agreement under the following circumstances:

•

if (i) PFG terminates the merger agreement in response to a Core-Mark change of recommendation prior to the receipt of the Core-Mark stockholder approval of the Merger Agreement Proposal or (ii) Core-Mark terminates the merger agreement to enter into a written definitive agreement in connection with a superior acquisition proposal, Core-Mark shall pay to PFG a fee of $66,000,000 in cash, (a) no later than two business days after the date of such termination for a termination contemplated by the foregoing clause (i) or (b) substantially concurrently with such termination for a termination contemplated by the foregoing clause (ii); or

•

if (i) either PFG or Core-Mark terminates the merger agreement because the Core-Mark stockholder approval of the Merger Agreement Proposal is not obtained and, at the time of such termination, PFG would not have been entitled to terminate the merger agreement in response to Core-Mark’s change of recommendation or Core-Mark’s uncured willful breach of its no-solicitation obligations and (ii) prior to such termination, (a) any alternative acquisition proposal is made known to the Core-Mark Board or publicly announced by the person making such alternative acquisition proposal and, with respect to any such alternative acquisition proposal that has not been publicly announced, is not withdrawn and (b) within 12 months after the date of such termination, Core-Mark consummates an alternative acquisition proposal or has entered into an alternative acquisition agreement for any alternative acquisition proposal, which alternative acquisition proposal is ultimately consummated, Core-Mark shall pay to PFG a fee of $66,000,000 in cash, as promptly as practicable and in no event later than two business days after the date on which the alternative acquisition proposal is consummated (provided that for the purposes of the termination fee payable as described under this bullet point, the references to 15% in the definition of alternative acquisition proposal shall be deemed to be references to 50%).

For a more complete description of the circumstances under which PFG or Core-Mark will be required to pay a termination fee, see “The Merger Agreement—Termination Fees and Other Fees.”

Risk Factors (page 37)

You should also carefully consider the risks that are described in the section entitled “Risk Factors” beginning on page 37.

•	There can be no assurance when or if the proposed transactions will be successfully or timely consummated.

•

Provisions in the merger agreement could discourage a potential competing acquiror of Core-Mark from making a favorable alternative transaction proposal, and could require Core-Mark to pay PFG a substantial termination fee.

•

PFG and Core-Mark are both subject to various business uncertainties, contractual restrictions and requirements while the proposed transactions are pending that could materially adversely affect PFG and Core-Mark’s ongoing business, financial condition and results of operations.

•

Regulatory authorities may impose conditions on the HSR Act Clearance that could adversely affect Core-Mark, PFG or the combined company, or failure to obtain the HSR Act Clearance could prevent completion of the proposed transactions.

•

The exchange ratio is fixed and will not be adjusted in the event of any change in either PFG’s or Core-Mark’s stock price. As a result, the merger consideration payable to Core-Mark’s stockholders may be subject to change if PFG’s stock price fluctuates.

•	Members of the management and boards of directors of Core-Mark have interests in the proposed transactions that may be different from, or in addition to, those of other stockholders.

•	If the mergers do not qualify as a “reorganization” under Section 368(a) of the Code, the U.S. holders of Core-Mark common stock may be required to pay additional U.S. federal income taxes.

•	PFG and Core-Mark may be targeted by securities class action and derivative lawsuits that could result in substantial costs and may delay or prevent proposed transactions from being completed.

•	The market price of PFG’s common stock may decline as a result of the proposed transactions.

•	The combined company may be unable to successfully integrate the businesses of PFG and Core-Mark and realize the anticipated benefits of the proposed transactions.

•

PFG stockholders and Core-Mark stockholders will have a reduced ownership and voting interest after the proposed transactions and will exercise less influence over the policies of the combined company than they now have on the policies of PFG and Core-Mark, respectively.

•	The combined company may incur substantial expenses related to the completion of the proposed transactions and the integration of PFG and Core-Mark.

•

The COVID-19 pandemic and the responsive actions taken by governments and others to mitigate its spread have significantly impacted worldwide economic conditions and could materially and adversely effect on operations and businesses of PFG and Core-Mark.

•	A significant portion of Core-Mark’s sales volume is dependent upon the distribution of cigarettes, sales of which are generally declining.

•	Cigarette and consumable goods distribution is a low-margin business sensitive to inflation and deflation.

•	Core-Mark’s failure to maintain relationships with large customers could potentially harm its business.

•	Core-Mark is dependent on the convenience retail industry for revenues, and any interruptions in the industry could adversely affect Core-Mark’s results of operations.

•	Core-Mark is dependent on qualified labor, senior management and other key personnel.

•	Product liability, counterfeit product claims and manufacturer recalls of products, including ongoing litigation related to Juul products could adversely affect Core-Mark’s business.

UNAUDITED PRO FORMA COMBINED FINANCIAL DATA OF PFG AND CORE-MARK

The unaudited pro forma combined statement of operations for the fiscal year ended June 27, 2020 and the nine months ended March 27, 2021, combines the historical consolidated statements of operations of PFG and Core-Mark, giving effect to the proposed transactions and the financing of the proposed transactions as if they each had occurred on June 30, 2019. The unaudited pro forma combined statement of operations for the fiscal year ended June 27, 2020 also includes the historical consolidated statement of operations of Reinhart Foodservice Business (a carve-out of certain operations of Reyes, Holding, LLC and Lone Oak Realty, LLC), which is referred to as the Reinhart Businesses), giving effect to the acquisition of the Reinhart Businesses, which occurred on December 30, 2019, and the financing of the acquisition as if they each had occurred on July 1, 2019.

The unaudited pro forma combined balance sheet as of March 27, 2021, combines the historical consolidated balance sheets of PFG and Core-Mark, giving effect to the proposed transactions financing and the proposed transactions, as if they each had occurred on March 27, 2021.

The historical consolidated financial information has been adjusted in the unaudited pro forma combined financial statements in accordance with Article 11 of Regulation S-X as amended by the final rule, Release 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” The unaudited pro forma combined financial information should be read in conjunction with the accompanying notes to the unaudited pro forma combined financial statements. In addition, the unaudited pro forma combined financial information was derived from and should be read in conjunction with the following historical consolidated financial statements and accompanying notes:

•

separate historical unaudited interim financial statements of PFG as of and for the nine months ended March 27, 2021, and the related notes, included in PFG’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 27, 2021, incorporated by reference herein;

•

separate historical unaudited interim financial statements of Core-Mark as of and for the three months ended March 31, 2021, and the related notes, included in Core-Mark’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2021, incorporated by reference herein;

•

separate historical unaudited interim financial statements of Core-Mark as of and for the six months ended June 30, 2020, and the related notes, included in Core-Mark’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2020, incorporated by reference herein;

•

separate historical unaudited carve-out interim financial statements of Reinhart Businesses as of and for the six months ended June 30, 2019, and the related notes, included in PFG’s report filing on Form 8-K, incorporated by reference herein;

•

separate historical audited financial statements of PFG as of and for the fiscal year ended June 27, 2020, and the related notes, included in PFG’s Annual Report on Form 10-K for the year ended June 27, 2020, incorporated by reference herein; and

•

separate historical audited financial statements of Core-Mark as of and for the year ended December 31, 2020, and the related notes, included in Core-Mark’s Annual Report on Form 10-K for the year ended December 31, 2020, incorporated by reference herein.

PFG and Core-Mark have different fiscal years. The unaudited pro forma combined statements of operations include Core-Mark’s unaudited consolidated statement of operations for the twelve-month period ended June 30, 2020 and for the nine-month period ended March 31, 2021. Core-Mark’s results for the twelve-month period ended June 30, 2020 were derived by adding the results of the six-month period ended June 30, 2020 to its statement of operations for the fiscal year ended December 31, 2019 and subtracting the results of the six-month period ended June 30, 2019. Core-Mark’s results for the nine-month period ended March 31, 2021 were derived by subtracting the results for the six-month period ended June 30, 2020 from the statement of operations for the fiscal year ended December 31, 2020 and adding the results of the three-month period ended March 31, 2021.

PFG’s historical audited financial statements as of and for the fiscal year ended June 27, 2020 includes the results of the Reinhart Businesses since the date of acquisition, December 30, 2019, through June 27, 2020. The unaudited pro forma combined statement of operations for the fiscal year ended June 27, 2020 includes the Reinhart Businesses’ unaudited consolidated statement of operations for the period from July 1, 2019 to December 30, 2019, to illustrate the estimated effects of the acquisition by PFG of the Reinhart Businesses as if it had occurred on July 1, 2019. The Reinhart Businesses’ results for the period from July 1, 2019 to December 30, 2019 were derived by subtracting the results of the six-month period ended June 30, 2019 from the Reinhart Businesses’ statement of operations for the year-to-date period ended December 30, 2019.

The unaudited pro forma combined financial information has been prepared by PFG using the acquisition method of accounting in accordance with GAAP. The acquisition accounting for the proposed transactions is dependent upon certain valuation and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. The consummation of the proposed transactions remains subject to the satisfaction of customary closing conditions, including the receipt of the HSR Act Clearance, and there can be no assurance that the proposed transactions will occur on or before a certain time, on the terms described herein, or at all. The proposed transactions or any other financing transaction are not conditioned upon each other. In addition, under certain relevant laws and regulations, before completion of the proposed transactions, there are certain limitations regarding what PFG can learn about Core-Mark.

Until the proposed transactions are completed, PFG will not have complete access to all relevant information. The assets and liabilities of Core-Mark have been measured based on various preliminary estimates using assumptions that PFG believes are reasonable based on information that is currently available. PFG has not yet determined fair value adjustments for Core-Mark’s property, plant and equipment and right-of-use assets, which could vary by a significant amount due to appraised values and potential changes in lease term, discount rate, and lease payments when determining the operating lease assets and liabilities. Additionally, since PFG has not yet determined the tax effects of differences between the financial statements and tax bases of assets and liabilities, no pro forma adjustments were made to the deferred tax assets and liabilities. Differences between preliminary estimates and the final acquisition accounting may occur, and those differences could have a material impact on the accompanying unaudited pro forma combined financial statements and the combined company’s future results of operations and financial position. The pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed combined financial statements prepared in accordance with the rules and regulations of the SEC.

PFG intends to commence the necessary valuation and other studies required to complete the acquisition accounting promptly upon completion of the proposed transactions and will finalize the acquisition accounting as soon as practicable within the required measurement period in accordance with ASC 805, but in no event later than one year following completion of the proposed transactions.

The unaudited pro forma adjustments are based upon available information and certain assumptions that PFG management believes are reasonable. The unaudited pro forma combined financial information has been presented for informational purposes only and is based on assumptions and estimates considered appropriate by PFG management; however, it is not necessarily indicative of PFG’s financial position or results of operations that would have been achieved had the pro forma events taken place on the dates indicated, or of the future consolidated results of operations or of the financial position of the combined company.

PFG management expects that the strategic and financial benefits of the proposed transactions will result in certain cost savings opportunities. Given the preliminary nature of those cost savings, they have not been reflected in the accompanying unaudited pro forma combined statements of operations for either period. For a discussion of risks related to anticipated cost savings, see “Risk Factors—Risks Relating to the Combined Company after Completion of the Proposed Transactions—The combined company may be unable to successfully integrate the businesses of PFG and Core-Mark and realize the anticipated benefits of the proposed transactions.”

Unaudited Pro Forma Combined Statement of Operations

for the nine months ended March 27, 2021

(In millions, except per share data)	PFG	Core-Mark	Pro Forma Adjustments		Pro Forma As Adjusted Combined
Net sales	$21,094.5	$12,686.9	$—		$33,781.4
Cost of goods sold	18,635.2	12,012.7	—		30,647.9

Gross profit	2,459.3	674.2	—		3,133.5
Operating expenses	2,339.2	600.7	(7.7)	(a)	$2,992.2
			60.0	(b)

Operating profit	120.1	73.5	(52.3)		141.3

Other expense, net:
Interest expense	114.0	7.3	(7.3)	(d)	137.7
			(15.3)	(e)
			39.0	(f)
Other, net	(4.7)	0.5	—		(4.2)

Other expense, net	109.3	7.8	16.4		133.5

Income (loss) before taxes	10.8	65.7	(68.7)		7.8
Income tax expense (benefit)	1.5	15.2	(17.9)	(g)	(1.2)

Net income	$9.3	$50.5	(50.8)		9.0

Weighted-average common shares outstanding:
Basic	132.0	45.1	(45.1)	(h)	151.9
			19.9	(i)
Diluted	133.2	45.4	(45.4)	(h)	153.1
			19.9	(i)
Earnings per common share:
Basic	$0.07	$1.12			$0.06
Diluted	$0.07	$1.11			$0.06

See the accompanying notes to the unaudited pro forma combined financial statements, which are an integral part of this statement. The pro forma adjustments are explained in Note 4. Income Statement Pro Forma Adjustments.

Unaudited Pro Forma Combined Statement of Operations

for the fiscal year ended June 27, 2020

(In millions, except per share data)	PFG	Reinhart Businesses (1)	Reinhart Businesses Pro Forma Adjustments			Pro Forma As Adjusted for Reinhart Businesses	Core-Mark	Core-Mark Pro Forma Adjustments			Pro Forma As Adjusted Combined
Net sales	$25,086.3	$3,140.0				$28,226.3	$16,780.6				$45,006.9
Cost of goods sold	22,217.1	2,713.0				24,930.1	15,872.0				40,802.1

Gross profit	2,869.2	427.0				3,296.2	908.6				4,204.8
Operating expenses	2,968.2	375.2	44.7	(j	)	3,388.1	814.6	(9.3)	(a	)	4,308.2
								79.8	(b	)
								35.0	(c	)

Operating (loss) profit	(99.0)	51.8	(44.7)			(91.9)	94.0	(105.5)			(103.4)

Other expense, net:
Interest expense	116.9	15.2	8.4	(j	)	140.5	14.1	(14.1)	(d	)	172.1
								(20.4)	(e	)
								52.0	(f	)
Other, net	6.3	(0.4)				5.9	(0.2)				5.7

Other expense, net	123.2	14.8	8.4			146.4	13.9	17.5			177.8

(Loss) income before taxes	(222.2)	37.0	(53.1)			(238.3)	80.1	(123.0)			(281.2)
Income tax (benefit) expense	(108.1)	—	(13.8)	(g	)	(121.9)	20.2	(32.0)	(g	)	(133.7)

Net (loss) income	$(114.1)	$37.0	$(39.3)			$(116.4)	$59.9	$(91.0)			$(147.5)

Weighted-average common shares outstanding:
Basic	113.0		5.8	(j	)	118.8	45.4	(45.4)	(h	)	138.7
								19.9	(i	)
Diluted	113.0		5.8	(j	)	118.8	45.6	(45.6)	(h	)	138.7
								19.9	(i	)
(Loss) earnings per common share:
Basic	$(1.01)					$(0.98)	$1.32				$(1.06)
Diluted	$(1.01)					$(0.98)	$1.31				$(1.06)

(1)	Represents the unaudited consolidated statement of operations of the Reinhart Businesses for the period July 1, 2019 to December 30, 2019.

See the accompanying notes to the unaudited pro forma combined financial statements, which are an integral part of this statement. The pro forma adjustments are explained in Note 4. Income Statement Pro Forma Adjustments.

Unaudited Pro Forma Combined Balance Sheet

as of March 27, 2021

(In millions)	PFG	Core-Mark	Pro Forma Adjustments			Pro Forma As Adjusted Combined
ASSETS
Current assets:
Cash	$101.5	$43.5	$(43.5)	(e	)	$101.5
Accounts receivable	1,391.1	472.7				1,863.8
Inventories, net	1,541.8	756.5	282.9	(a	)	2,581.2
Income tax receivable	41.7	—				41.7
Prepaid expenses and other current assets	103.0	86.8	(0.7)	(e	)	189.1

Total current assets	3,179.1	1,359.5	238.7			4,777.3
Goodwill	1,354.5	72.8	(72.8)	(b	)	1,882.8
			528.3	(c	)
Other intangible assets, net	833.6	38.5	(38.5)	(b	)	1,570.7
			729.5	(d	)
			7.6	(e	)
Property, plant and equipment, net	1,553.6	280.8				1,834.4
Operating lease right-of-use assets	451.1	202.7				653.8
Restricted cash	11.1	—				11.1
Other assets	66.8	27.8	(2.7)	(e	)	91.9

Total assets	$7,449.8	$1,982.1	$1,390.1			$10,822.0

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Outstanding checks in excess of deposits	$110.1	$33.0				$143.1
Trade accounts payable	1,513.1	507.5				2,020.6
Accrued expenses and other current liabilities	565.5	158.0				723.5
Finance lease obligations—current installments	45.3	16.5				61.8
Operating lease obligations—current installments	78.0	33.2				111.2

Total current liabilities	2,312.0	748.2	—			3,060.2
Long-term debt	2,149.1	259.0	(259.0)	(e	)	3,528.9
			770.2	(e	)
			(345.9)	(e	)
			955.5	(e	)
Deferred income tax liability, net	120.6	18.1				138.7
Finance lease obligations, excluding current installments	246.3	93.9				340.2
Operating lease obligations, excluding current installments	386.8	179.7				566.5
Other long-term liabilities	177.3	50.4				227.7

Total liabilities	5,392.1	1,349.3	1,120.8			7,862.2

Commitments and contingencies
Shareholders’ equity:
Common Stock	1.3	0.5	(0.5)	(f	)	1.5
			0.2	(g	)
Additional paid-in capital	1,736.7	296.6	(296.6)	(f	)	2,677.7
			941.0	(g	)
Treasury stock at cost	—	(123.0)	123.0	(f	)	—
Accumulated other comprehensive loss	(6.2)	(3.2)	3.2	(f	)	(6.2)
Retained earnings	325.9	461.9	(461.9)	(f	)	286.8
			(39.1)	(e	)

Total shareholders’ equity	2,057.7	632.8	269.3			2,959.8

Total liabilities and shareholders’ equity	$7,449.8	$1,982.1	$1,390.1			$10,822.0

See the accompanying notes to the unaudited pro forma condensed combined financial statements, which are an integral part of this statement. The pro forma adjustments are explained in Note 5. Balance Sheet Pro Forma Adjustments.

NOTES TO THE PRO FORMA COMBINED FINANCIAL STATEMENTS

(DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

(UNAUDITED)

Note 1. Basis of Presentation

The unaudited pro forma combined financial statements were prepared in accordance with Article 11 of SEC Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). PFG has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the unaudited pro forma combined financial information. The adjustments presented on the unaudited pro forma combined financial statements have been identified and presented to provide relevant information necessary to assist in understanding the post-combination company upon consummation of the proposed transactions.

The unaudited pro forma combined statement of operations for the nine months ended March 27, 2021 has been derived from the following:

•	The unaudited consolidated statement of operations of PFG for the nine-month period ended March 27, 2021

•	The unaudited consolidated statement of operations of Core-Mark for the nine-month period ended March 31, 2021

Core-Mark’s results for the nine-month period ended March 31, 2021 were derived by subtracting the results for the six-month period ended June 30, 2020 from its statement of operations for the year ended December 31, 2020 and adding the results of the three-month period ended March 31, 2021.

The unaudited pro forma combined statement of operations for the fiscal year ended June 27, 2020 has been derived from the following:

•	The audited consolidated statement of operations of PFG for the fiscal year ended June 27, 2020

•	The unaudited consolidated statement of operations of Core-Mark for the twelve-month period ended June 30, 2020

•	The unaudited consolidated statement of operations of the Reinhart Businesses for the period July 1, 2019 to December 30, 2019

Core-Mark’s results for the twelve-month period ended June 30, 2020 were derived by adding the results of the six-month period ended June 30, 2020 to its statement of operations for the fiscal year ended December 31, 2019 and subtracting the results of the six-month period ended June 30, 2019. The Reinhart Businesses results for the period July 1, 2019 to December 30, 2019 were derived by subtracting the results of the six-month period ended June 30, 2019 from its statement of operations for the year-to-date period ended December 30, 2019.

The unaudited pro forma combined balance sheet has been derived from the following:

•	The unaudited consolidated balance sheet of PFG as of March 27, 2021

•	The unaudited consolidated balance sheet of Core-Mark as of March 31, 2021

The pro forma adjustments have been prepared as if the proposed transactions occurred on March 27, 2021 in the case of the unaudited pro forma combined balance sheet and on June 30, 2019 in the case of the unaudited pro forma combined statement of operations for the nine months ended March 27, 2021 and fiscal year ended June 27, 2020. The pro forma adjustments have been prepared as if the acquisition of the Reinhart Businesses occurred on July 1, 2019 in the case of the unaudited pro forma combined statement of operations for the fiscal year ended June 27, 2020. The historical consolidated financial information has been adjusted in the unaudited pro forma combined financial statements in accordance with Article 11 of Regulation S-X as amended by the final rule, Release 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” The Core-Mark adjustments are based on currently available information and certain estimates and assumptions, and therefore the actual effects of these transactions will differ from the pro forma adjustments.

However, PFG management believes that the assumptions used provide a reasonable basis for presenting the significant effects of the transactions, and that the pro forma adjustments in the unaudited pro forma combined financial statements give appropriate effect to the assumptions. The effects on the unaudited pro forma combined financial statements of the transactions described above are more fully described in Note 4 and Note 5.

Note 2. Summary of Significant Accounting Policies

The accounting policies followed in preparing the unaudited pro forma combined financial statements are those used by PFG as set forth in the audited historical financial statements and notes of PFG included in its Annual Report on Form 10-K for the fiscal year ended June 27, 2020 and those updated as a result of the adoption of new accounting standards in the unaudited historical financial statements and notes of PFG included in its Quarterly Report on Form 10-Q for the fiscal quarter ended March 27, 2021, as filed. The unaudited pro forma combined financial statements reflect any adjustments known at this time to conform Core-Mark’s historical financial information to PFG’s significant accounting policies based on PFG’s review of Core-Mark’s summary of significant accounting policies, as disclosed in the Core-Mark historical financial statements incorporated by reference, and preliminary discussions with Core-Mark management. Upon completion of the acquisition and a more comprehensive comparison and assessment, additional differences may be identified.

Note 3. Purchase Price and Purchase Price Allocation

Reinhart Businesses Purchase Price Allocation

On December 30, 2019, PFG acquired the Reinhart Businesses for $2.0 billion. The $2.0 billion purchase price was financed with $464.7 million of borrowings under PFG’s asset-based revolving credit facility (“ABL Facility”), net proceeds of $1,033.7 million from new senior unsecured Notes due 2027, and net proceeds of $490.6 million from an offering of shares of PFG’s common stock.

Assets acquired and liabilities assumed in the Reinhart Businesses acquisition were recognized at their respective fair values as of the acquisition date. The following table summarizes the purchase price allocation for each major class of assets acquired and liabilities assumed.

(In millions)	Fiscal 2020
Net working capital	$108.6
Goodwill	587.2
Intangible assets with definite lives:
Customer relationships	642.0
Trade names and trademarks	174.0
Technology	3.1
Non-compete	1.0
Property, plant and equipment	473.1

Total purchase price	$1,989.0

Core-Mark Preliminary Purchase Price

On May 17, 2021, PFG entered into the merger agreement, which contemplates that PFG will acquire Core-Mark. Under the terms of the merger agreement, Core-Mark stockholders will receive $23.875 per share in cash and 0.44 PFG shares of common stock for each share of Core-Mark common stock. PFG expects to fund the cash portion of the transaction consideration with borrowings from its ABL Facility and the issuance of new senior unsecured notes, which are referred to as the Acquisition Notes.

The fair value of the purchase consideration expected to be transferred on the closing date includes the value of the estimated equity consideration (including the value attributable to the consideration transferred of replacement stock-based compensation awards). The fair value per share of PFG’s common stock was assumed for pro forma purposes to be $46.86 per share, which was the closing price of PFG’s common stock on July 6, 2021, and may change significantly between these unaudited pro forma consolidated financial statements and the closing of the acquisition. Based on the volatility in the closing share price of PFG’s common stock for the 10 trading days prior to July 6, 2021, the equity portion of the purchase price could range from $906.0 million to $965.0 million.

The accompanying unaudited pro forma condensed consolidated balance sheet reflects an estimated preliminary purchase price of approximately $2.0 billion, plus long-term debt repayment of $259.0 million, less cash of $43.5 million.

The preliminary purchase price for the merger is estimated as follows:

(In millions, except cash per share, exchange ratio and closing price)
Core-Mark shares outstanding at July 6, 2021	45.2
Cash consideration (per Core-Mark share)	$23.875

Estimated cash portion of purchase price	$1,078.3
Core-Mark shares outstanding at July 6, 2021	45.2
Exchange ratio (per Core-Mark share)	0.44

Estimated total PFGC common shares to be issued	19.9
Closing price of PFGC common stock on July 6, 2021	$46.86

Estimated equity portion of purchase price	$931.2
Debt assumed, net cash	$215.5
Estimated equity compensation (1)	$10.0

Total estimated purchase price	$2,235.0

(1)	Represents the estimated portion of replacement share-based payment awards that relates to pre-combination vesting.

Core-Mark Preliminary Purchase Price Allocation

Under the acquisition method of accounting, the identifiable assets acquired, and liabilities assumed of Core-Mark are recorded at fair value on the acquisition date and added to those of PFG. The pro forma adjustments included herein are preliminary and based on estimates of the fair value and useful lives of the assets acquired and liabilities assumed and have been prepared to illustrate the estimated effect of the acquisition. The final purchase price allocation is dependent upon certain valuation and other studies that have not yet been completed. The final determination of the purchase price allocation, upon the consummation of the acquisition, will be based on the net assets acquired as of that date and will depend on a number of factors, which cannot be predicted with any certainty at this time. The purchase price allocation may change materially based on the receipt of more detailed information. Accordingly, the pro forma purchase price allocation is preliminary and is subject to further adjustment as additional information becomes available and as additional analyses and final valuations are completed. There can be no assurance that these additional analyses and final valuations will not result in significant changes to the estimates of fair value set forth below.

The following table provides a summary of the preliminary allocation of the purchase price to the identifiable tangible and intangible assets acquired and liabilities assumed of Core-Mark, based on Core-Mark’s consolidated balance sheet as of March 31, 2021, with all excess value over consideration paid recorded as goodwill.

(In millions)
Total current assets	$1,598.2
Property, plant and equipment	280.8
Intangible assets	729.5
Goodwill	528.3
Operating lease right-of-use assets	202.7
Other assets	25.1

Total assets	3,364.6

Total current liabilities	787.5
Finance lease obligations, excluding current installments	93.9
Operating lease obligations, excluding current installments	179.7
Other long-term liabilities	68.5

Total liabilities	1,129.6

Total estimated purchase price	$2,235.0

Note 4. Income Statement Pro Forma Adjustments

(a)	Reflects the removal of Core-Mark’s amortization of intangible assets.

(b)

Reflects an estimate of the amortization of intangible assets acquired. Amortization is expected to be recognized on a straight-line basis over a weighted average useful life of approximately 9.1 years.

(c)	Transaction costs of $35.0 million expected to be incurred by PFG

(d)

Reflects the removal of Core-Mark’s previously recorded interest expense and amortization of deferred financing costs related to debt that PFG will pay off upon closing of the proposed transactions with borrowings from the ABL Facility.

(e)

Reflects the removal of interest expense and amortization of original issue discount and deferred financing costs for PFG’s $350 million Senior Notes due 2024 that will be paid off using the proceeds from the issuance of the $780 million Acquisition Notes, as discussed in note (e) within Note 5. Balance Sheet Pro Forma Adjustments.

(f)

Reflects adjustments to interest expense related to pro forma long-term debt. As discussed in note (e) within Note 5. Balance Sheet Pro Forma Adjustments, PFG has assumed the incurrence of total long-term indebtedness of $1,735.5 million in connection with the proposed transactions. For purposes of this calculation, PFG assumed a weighted average interest rate of 2.8%. The assumed interest rates were based on current interest rates at the time the pro forma financial information was prepared, and interest expense may be higher or lower if PFG’s actual interest rate or credit ratings change. A change in assumed interest rates of 12.5 basis points for new variable rate debt would change the pro forma annual interest expense by $1.2 million and the pro forma nine-month period interest expense by $0.9 million. This adjustment also reflects the amortization of deferred financing costs related to the debt incurred.

(g)	Reflects income taxes on pro forma adjustments based on an estimated statutory tax rate of 26.0%.

(h)	Reflects the removal of Core-Mark’s common stock.

(i)	Reflects PFG’s common stock that is issued in exchange for Core-Mark’s common stock as shown in Note 3 above.

(j)	The following pro forma adjustments relate to the acquisition of the Reinhart Businesses, which occurred on December 30, 2019.

•

Addition of $5.5 million of depreciation expense for the step up in fair value of the property, plant and equipment acquired and $41.7 million of amortization of intangible assets acquired to reflect a full fiscal year of depreciation and amortization. Depreciation expense for the step up in fair value of the property, plant and equipment and amortization of intangible assets are recognized on a straight-line basis over weighted-average useful lives of approximately 21.8 years and 10.4 years, respectively. In addition, this reflects the removal of the Reinhart Businesses’ previously recorded amortization of intangible assets of $2.5 million.

•

Addition of $23.6 million of interest expense and amortization of deferred financing costs associated with the financing of the Reinhart Businesses acquisition to reflect a full fiscal year of interest expense and amortization of deferred financing costs, partially offset by the removal of $15.2 million of the Reinhart Businesses previously recorded interest expense.

•	Basic and diluted weighted-average common shares outstanding have been adjusted to reflect the shares of PFG common stock issued for the Reinhart Businesses acquisition for a full fiscal year.

Transactions costs of $0.5 million and tax benefit of $0.1 million incurred by PFG and Core-Mark were included in the unaudited proforma combined statement of operations for the nine months ended March 27, 2021. Transactions costs of $26.6 million and tax benefit $6.9 million incurred by PFG related to the Reinhart Businesses acquisition were included in the unaudited proforma combined statement of operations results for the fiscal year ended June 27, 2020. Transactions costs of $35.0 million and tax benefit $9.1 million expected to be incurred by PFG related to the Core-Mark acquisition were included in the unaudited proforma combined statement of operations results for the fiscal year ended June 27, 2020.

Note 5. Balance Sheet Pro Forma Adjustments

(a)	Reflects the fair value adjustment of inventory.

(b)	Reflects the removal of Core-Mark’s previously recorded goodwill and intangible assets.

(c)	Reflects the excess of PFG’s consideration paid over the amount of identifiable assets and liabilities assumed in the transaction as shown in Note 3 above.

(d)	Reflects an estimate of the fair values of intangible assets identified as follows:

(In millions)		Useful Lives
Intangible assets with definite lives
Customer relationships	$566.0	10 years
Trade names and trademarks	150.9	7 years
Technology	12.6	8 years

Total intangible assets with definite lives	$729.5

(e)

Reflects the issuance of $780.0 million of Acquisition Notes and $955.5 million of borrowings under PFG’s ABL Facility. Of the $780.0 million of Acquisition Notes, $350 million was used to pay off early and in full PFG’s $350.0 million Senior Notes due 2024 and the remaining $430.0 million was used to fund the cash consideration for the proposed transactions. Of the $955.5 million of borrowings under the amended ABL Facility, $215.5 million was used to pay off Core-Mark’s outstanding debt of $259.0 million net of Core-Mark’s cash on hand of $43.5 million, $91.7 million was used to fund debt issuance costs and PFG audit, legal, and advisory transaction fees and the remaining $648.3 million was used to fund the cash consideration for the proposed transactions. The pro forma adjustments reflect deferred financing costs of $9.8 million for the new $780.0 million Acquisition Notes and the refinancing of the $350.0 million Senior Notes due 2024 within Long-term debt and deferred financing costs of $7.6 million for the amended ABL Facility within Other intangible assets, net. The $35.0 million of audit, legal and advisory transaction fees are considered non-recurring costs and are reflected as a pro forma adjustment to Retained earnings. Adjustments also include the removal of $4.1 million of deferred financing costs for the $350.0 million Senior Notes due 2024 with an offset to Retained earnings.

(f)	Reflects the removal of Core-Mark’s previously recorded common stock, additional paid-in capital, treasury stock, accumulated other comprehensive loss and retained earnings.

(g)	Reflects the issuance of $931.2 million of PFG’s $0.01 par value per share common stock and $10.0 million related to replacement stock-based compensation awards, as shown in Note 3 above.

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

Market Prices

The table below sets forth, for the calendar quarters indicated, the high and low sales prices per share of PFG common stock (which is listed on the NYSE under the symbol “PFGC”) and Core-Mark common stock (which is listed on the Nasdaq under the symbol “CORE”).

	PFG Common Stock		Core-Mark Common Stock
	High	Low	High	Low
2019:
First Calendar Quarter	$39.89	$31.09	$39.03	$22.53
Second Calendar Quarter	41.85	37.18	40.38	35.01
Third Calendar Quarter	47.26	39.48	40.95	30.48
Fourth Calendar Quarter	51.60	41.35	33.71	25.04

2020:
First Calendar Quarter	$54.49	$7.41	$28.99	$20.94
Second Calendar Quarter	34.19	19.63	30.37	22.95
Third Calendar Quarter	39.99	24.18	34.42	23.30
Fourth Calendar Quarter	51.34	31.69	36.03	26.84

2021:
First Calendar Quarter	$59.89	$44.82	$40.26	$28.96
Second Calendar Quarter	$59.34	$46.13	$47.84	$38.38
Third Calendar Quarter (through July 13, 2021)	$49.36	$45.31	$45.28	$43.00

On May 14, 2021, the last trading day before news of the proposed transactions was made public, the closing sale price per share of PFG common stock was $52.81 on the NYSE and the closing sale price per share of Core-Mark common stock was $42.78 on Nasdaq. On July 13, 2021, the latest practicable date before the date of this proxy statement/prospectus, the closing sale price per share of PFG common stock was $47.65 on the NYSE and the closing sale price per share of Core-Mark common stock was $43.86 on the Nasdaq. The table below sets forth the equivalent market value per share of Core-Mark common stock on May 17, 2021, and July 13, 2021, as determined by multiplying the closing prices of shares of PFG common stock on those dates by the exchange ratio of 0.44 and adding the cash portion of the merger consideration of $23.875 per share, without interest. Although the exchange ratio is fixed and will not be adjusted to reflect stock price changes prior to the completion of the proposed transactions, the market prices of PFG common stock and Core-Mark common stock will fluctuate before the Core-Mark special meeting and before the proposed transactions are completed. In addition, the exchange ratio will be adjusted appropriately to fully reflect the effect of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange of shares, readjustment or other similar transaction, or any stock dividend declared thereon, with respect to the shares of either PFG common stock or Core-Mark common stock with a record date prior to completion of the proposed transactions. The market value of the merger consideration ultimately received by Core-Mark stockholders will depend on the closing price of PFG common stock on the day such stockholders receive their shares of PFG common stock pursuant to the merger agreement, and could be greater than, less than or the same as shown in the table below.

	PFG Common Stock	Core- Mark Common Stock	Implied Per Share Value of Merger Consideration
May 14, 2021	$52.81	$42.78	$47.11
July 13, 2021	$47.65	$43.86	$44.84

No assurance can be given concerning the market prices of PFG common stock or Core-Mark common stock before completion of the proposed transactions or PFG common stock after completion of the proposed transactions. Accordingly, Core-Mark stockholders are advised to obtain current market quotations for PFG common stock and Core-Mark common stock in deciding whether to vote for adoption of the merger agreement.

Dividends

PFG has no current plans to pay dividends on its common stock.

The Core-Mark Board approved the following cash dividends in 2021, 2020 and 2019 (in millions, except per share data):

Declaration Date	Dividend Per Share	Record Date	Cash Payment Amount	Payment Date
February 24, 2020	$0.12	March 16, 2020	$5.5	March 27, 2020
May 7, 2020	$0.12	May 22, 2020	$5.4	June 19, 2020
August 6, 2020	$0.12	August 21, 2020	$5.4	September 18, 2020
November 5, 2020	$0.13	November 20, 2020	$5.7	December 18, 2020
March 1, 2021	$0.13	March 15, 2021	$6.2	March 26, 2021
May 5, 2021	$0.13	May 21, 2021	$5.9	June 25, 2021

The Core-Mark Board expects to continue paying a comparable regular quarterly dividend prior to completion of the proposed transactions. Each of the PFG Board and the Core-Mark Board retains its right to review the dividend policy periodically subject to, among other things, the limitations set forth in the merger agreement.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

All statements, other than statements of current or historical fact, contained in this proxy statement/prospectus are forward-looking statements. Without limiting the foregoing, forward-looking statements often use words such as “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “seek,” “target,” “goal,” “may,” “will,” “would,” “could,” “should,” “can,” “continue” and other similar words or expressions (and the negative thereof). Such forward-looking statements are intended to be covered by the safe-harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and this statement is included for purposes of complying with these safe-harbor provisions.

In particular, these statements include, without limitation, statements about PFG’s and Core-Mark’s respective future operating or financial performance, market opportunity, growth strategy, competition, expected activities in completed and future acquisitions, and investments and the adequacy of available cash resources. These forward-looking statements reflect PFG’s and Core-Mark’s respective current views with respect to future events and are based on numerous assumptions and assessments made by PFG and Core-Mark, respectively, in light of their experience and perception of historical trends, current conditions, business strategies, operating environments, future developments and other factors PFG and Core-Mark respectively believe appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties and are subject to change because they relate to events and depend on circumstances that will occur in the future, including economic, regulatory, competitive and other factors that may cause PFG or Core-Mark or their industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions.

All forward-looking statements included in this filing are based on information available to PFG and Core-Mark on the date of this proxy statement/prospectus. Except as may be otherwise required by law, neither PFG nor Core-Mark undertakes any obligation to update or revise the forward-looking statements included in this proxy statement/prospectus, whether as a result of new information, future events or otherwise, after the date of this filing. You should not place undue reliance on any forward-looking statements, as actual results may differ materially from projections, estimates, or other forward-looking statements due to a variety of important factors, variables and events, including, but not limited to, the following:

•	the integration of PFG’s acquisition of Reinhart;

•

the material adverse impact the COVID-19 pandemic has had and is expected to continue to have on the global markets, the restaurant industry and the convenience retail industry, and PFG and Core-Mark’s businesses specifically, including the effects on vehicle miles driven, on the financial health of PFG and Core-Mark’s business partners, on supply chains, and on financial and capital markets;

•	competition in PFG and Core-Mark’s industries is intense, and PFG or Core-Mark may not be able to compete successfully;

•	PFG and Core-Mark operates in low margin industries, which could increase the volatility of their respective results of operations;

•	PFG may not realize anticipated benefits from operating cost reduction and productivity improvement efforts;

•	PFG’s profitability is directly affected by cost inflation and deflation and other factors;

•	PFG does not have long-term contracts with certain of customers;

•	group purchasing organizations may become more active in PFG’s industry and increase their efforts to add customers as members of these organizations;

•	changes in eating habits of consumers; extreme weather conditions including earthquake and natural disaster damage;

•	reliance on third-party suppliers, including Core-Mark’s reliance on relatively few suppliers;

•	labor relations and cost risks and availability of qualified labor;

•	volatility of fuel and other transportation costs;

•	inability to adjust cost structure where one or more of competitors successfully implement lower costs;

•	PFG may be unable to increase sales in the highest margin portion of its business;

•	changes in pricing practices of suppliers;

•	PFG or Core-Mark’s growth strategy may not achieve the anticipated results;

•	risks relating to acquisitions, including the risk that PFG is not able to realize benefits of acquisitions or successfully integrate the businesses PFG acquires;

•	environmental, health, and safety costs;

•

the risk that PFG or Core-Mark fails to comply with requirements imposed by applicable law or government regulations or substantial changes to governmental regulations, including increased regulation of electronic cigarette and other alternative nicotine products;

•	a portion of PFG and Core-Mark’s sales volume is dependent upon the distribution of cigarettes and other tobacco products, sales of which are generally declining;

•	if the products PFG distributes are alleged to cause injury or illness or fail to comply with governmental regulations, and PFG may need to recall products and may experience product liability claims;

•	PFG’s reliance on technology and risks associated with disruption or delay in implementation of new technology;

•	costs and risks associated with a potential cybersecurity incident or other technology disruption;

•	product liability claims relating to the products distributed by PFG or Core-Mark, including litigation related to Juul products and other litigation;

•	adverse judgements or settlements or unexpected outcomes in legal proceedings;

•	negative media exposure and other events that damage PFG or Core-Mark’s reputation;

•	decrease in earnings from amortization charges associated with acquisitions;

•	impact of uncollectibility of accounts receivable;

•	difficult economic conditions affecting consumer confidence;

•	risks relating to federal, state, and local tax rules and changes to federal, state or provincial income tax legislation;

•	increases in excise taxes or reduction in credit terms by taxing jurisdictions;

•	the cost and adequacy of insurance coverage and increases in the number or severity of insurance and claims expenses;

•	risks relating to PFG or Core-Mark’s outstanding indebtedness;

•	PFG or Core-Mark’s ability to raise additional capital;

•	PFG or Core-Mark’s ability to maintain an effective system of disclosure controls and internal control over financial reporting;

•	Core-Mark’s dependence on the convenience retail industry for revenues;

•	Core-Mark’s dependence on qualified labor, senior management and other key personnel;

•	competition in Core-Mark’s distribution markets, including product, service and pricing pressures related to COVID-19;

•	the dependence of some of Core-Mark’s distribution centers on a few relatively large customers;

•	manufacturers or retail customers adopting direct distribution channels;

•	failure, disruptions or security breaches of Core-Mark’s information technology systems;

•	Core-Mark’s reliance on manufacturer discount and incentive programs and cigarette excise stamping allowances;

•

disruptions in suppliers’ operations, including the impact of COVID-19 on Core-Mark’s suppliers as well as supply chain, including potential problems with inventory availability and the potential result of higher cost of product and freight due to high demand of products and low supply for an unpredictable period of time;

•	Core-Mark’s ability to achieve the expected benefits of implementation of marketing initiatives;

•	failure to maintain PFG or Core-Mark’s brand and reputation;

•	attempts by unions to organize employees;

•	increasing expenses related to employee health benefits;

•	changes to minimum wage laws;

•	risks related to changes to Core-Mark’s workforce, including reductions to hours, headcount and benefits as a result of COVID-19;

•	legislation, regulations and other matters negatively affecting the cigarette, tobacco and alternative nicotine industry;

•	potential liabilities associated with sales of cigarettes and other tobacco products;

•	reduction in the payment of dividends;

•	currency exchange rate fluctuations;

•	Core-Mark ability to borrow additional capital;

•	restrictive covenants in Core-Mark’s credit facility;

•	changes to accounting rules or regulations; and

•	the following risks related to the proposed transactions:

•

the risk that the HSR Act Clearance may be delayed or not obtained or are obtained subject to conditions that are not anticipated that could require the exertion of PFG or Core-Mark’s respective management’s time and resources or otherwise have an adverse effect on PFG or Core-Mark;

•

the possibility that conditions to the consummation of the proposed transactions, including approval by Core-Mark stockholders of the Merger Agreement Proposal, will not be satisfied or completed on a timely basis and accordingly the proposed transactions may not be consummated on a timely basis or at all;

•	uncertainty as to the expected Core-Mark performance of the combined company following completion of the proposed transactions;

•	the possibility that the expected synergies and value creation from the proposed transactions will not be realized or will not be realized within the expected time period;

•

the exertion of PFG or Core-Mark’s respective management’s time and resources, and other expenses incurred and business changes required, in connection with complying with the undertakings in connection with U.S. federal antitrust clearance or other third-party consents or approvals for the proposed transactions;

•

the risk that unexpected costs will be incurred in connection with the completion and/or integration of the proposed transactions or that the integration of Core-Mark will be more difficult or time consuming than expected;

•	availability of debt financing for the proposed transactions and PFG’s refinancing plans on terms that are favorable to PFG;

•	a downgrade of the credit ratings of PFG or Core-Mark’s indebtedness, which could give rise to an obligation to redeem existing indebtedness of PFG;

•

potential litigation in connection with the proposed transactions, which may affect the timing or occurrence of the proposed transactions or result in significant costs of defense, indemnification and liability;

•	the inability to retain key personnel;

•	the possibility that competing offers will be made to acquire Core-Mark;

•

disruption from the announcement, pendency and/or completion of the proposed transactions, including potential adverse reactions or changes to business relationships with customers, employees, suppliers or regulators, making it more difficult to maintain business and operational relationships; and

•	the risk that, following the proposed transactions, the combined company may not be able to effectively manage its expanded operations.

This list of important factors is not intended to be exhaustive. Each of PFG and Core-Mark discusses certain of these matters more fully, as well as certain other factors that may affect their respective business operations, financial condition and results of operations, in their respective filings with the SEC, including their respective Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Due to these important factors and risks, neither PFG nor Core-Mark can give assurances with respect to their future performance.

RISK FACTORS

In addition to the other information included and incorporated by reference into this proxy statement/prospectus, including, among others, the matters addressed in the section entitled “Cautionary Note Regarding Forward-Looking Statements” beginning on page 33, you should carefully consider the following risk factors before deciding whether to vote for the Merger Agreement Proposal. In addition, you should read and consider the risks associated with each of the businesses of PFG and Core-Mark because these risks will relate to the combined company following the completion of the proposed transactions. Descriptions of some of these risks can be found in the respective Annual Reports of PFG and Core-Mark on Form 10-K for the fiscal years ended June 27, 2020 and December 31, 2020, respectfully, as such risks may be updated or supplemented in each company’s subsequently filed Quarterly Reports on Form 10-Q or Current Reports on Form 8-K, which are incorporated by reference into this proxy statement/prospectus. You should also consider the other information in this document and the other documents incorporated by reference into this document. See the section entitled “Where You Can Find More Information” beginning on page 127.

Risk Factor Summary

The following is only a summary of principal risks that are applicable to the proposed transactions, the combined company and the businesses of PFG and Core-Mark. Such risks are discussed in more detail below and you should read this Risk Factors section carefully and in its entirety. Some of these risks include, but are not limited to, the following risks:

•	There can be no assurance when or if the proposed transactions will be successfully or timely consummated.

•

Provisions in the merger agreement could discourage a potential competing acquiror of Core-Mark from making a favorable alternative transaction proposal, and could require Core-Mark to pay PFG a substantial termination fee.

•

PFG and Core-Mark are both subject to various business uncertainties, contractual restrictions and requirements while the proposed transactions are pending that could materially adversely affect PFG and Core-Mark’s ongoing business, financial condition and results of operations.

•

Regulatory authorities may impose conditions on the HSR Act Clearance that could adversely affect Core-Mark, PFG or the combined company, or failure to obtain the HSR Act Clearance could prevent completion of the proposed transactions.

•

The exchange ratio is fixed and will not be adjusted in the event of any change in either PFG’s or Core-Mark’s stock price. As a result, the merger consideration payable to Core-Mark’s stockholders may be subject to change if PFG’s stock price fluctuates.

•	Members of the management and boards of directors of Core-Mark have interests in the proposed transactions that may be different from, or in addition to, those of other stockholders.

•	If the mergers do not qualify as a “reorganization” under Section 368(a) of the Code, the U.S. holders of Core-Mark common stock may be required to pay additional U.S. federal income taxes.

•	PFG and Core-Mark may be targeted by securities class action and derivative lawsuits that could result in substantial costs and may delay or prevent proposed transactions from being completed.

•	The market price of PFG’s common stock may decline as a result of the proposed transactions.

•	The combined company may be unable to successfully integrate the businesses of PFG and Core-Mark and realize the anticipated benefits of the proposed transactions.

•

PFG stockholders and Core-Mark stockholders will have a reduced ownership and voting interest after the proposed transactions and will exercise less influence over the policies of the combined company than they now have on the policies of PFG and Core-Mark, respectively.

•	The combined company may incur substantial expenses related to the completion of the proposed transactions and the integration of PFG and Core-Mark.

•

The COVID-19 pandemic and the responsive actions taken by governments and others to mitigate its spread have significantly impacted worldwide economic conditions and could materially and adversely effect on operations and businesses of PFG and Core-Mark.

•	A significant portion of Core-Mark’s sales volume is dependent upon the distribution of cigarettes, sales of which are generally declining.

•	Cigarette and consumable goods distribution is a low-margin business sensitive to inflation and deflation.

•	Core-Mark’s failure to maintain relationships with large customers could potentially harm its business.

•	Core-Mark is dependent on the convenience retail industry for revenues, and any interruptions in the industry could adversely affect Core-Mark’s results of operations.

•	Core-Mark is dependent on qualified labor, senior management and other key personnel.

•	Product liability, counterfeit product claims and manufacturer recalls of products, including ongoing litigation related to Juul products could adversely affect Core-Mark’s business.

Risks Related to the Proposed Transactions

The proposed transactions are subject to conditions, some or all of which may not be satisfied, or completed on a timely basis. Failure to complete the proposed transactions could have material and adverse effects on PFG and Core-Mark.

The completion of the proposed transactions is subject to a number of conditions, including, among others, the approval of the Merger Agreement Proposal by the Core-Mark stockholders and the receipt of the HSR Act Clearance, which make the completion of the proposed transactions and timing thereof uncertain. See the section entitled “The Merger Agreement—Conditions to the Proposed Transactions” for a more detailed description. Also, either PFG or Core-Mark may terminate the merger agreement if the proposed transactions have not been consummated by February 17, 2022 (subject to an automatic extension to May 17, 2022, in certain circumstances), except that this right to terminate the merger agreement will not be available to any party whose failure to perform any obligation under the merger agreement has been the cause of, or the primary factor that resulted in, the failure of the proposed transactions to be consummated on or before that date.

If the proposed transactions are not completed, PFG’s and Core-Mark’s respective ongoing businesses may be materially and adversely affected and, without realizing any of the benefits of having completed the proposed transactions, PFG and Core-Mark will be subject to a number of risks, including the following:

•	the market price of PFG common stock or Core-Mark common stock could decline;

•	PFG or Core-Mark could owe substantial termination fees to the other party under certain circumstances (see the section entitled “The Merger Agreement—Termination Fees”);

•

if the merger agreement is terminated and the PFG Board or the Core-Mark Board seeks another business combination, PFG stockholders and Core-Mark stockholders cannot be certain that PFG or Core-Mark will be able to find a party willing to enter into a transaction on terms equivalent to or more attractive than the terms that the other party has agreed to in the merger agreement;

•

time and resources committed by PFG’s and Core-Mark’s respective management to matters relating to the proposed transactions could otherwise have been devoted to pursuing other beneficial opportunities for their respective companies;

•	PFG or Core-Mark may experience negative reactions from the financial markets or from their respective customers or employees; and

•

PFG and Core-Mark will be required to pay their respective costs relating to the proposed transactions, such as legal, accounting, financial advisory and printing fees, whether or not the proposed transactions are completed.

In addition, if the proposed transactions are not completed, PFG or Core-Mark could be subject to litigation related to any failure to complete the proposed transactions or related to any proceeding commenced against PFG or Core-Mark to perform their respective obligations under the merger agreement. The materialization of any of these risks could adversely impact PFG and Core-Mark’s respective ongoing businesses.

Similarly, delays in the completion of the proposed transactions could, among other things, result in additional transaction costs, loss of revenue or other negative effects associated with uncertainty about completion of the proposed transactions.

The merger agreement contains provisions that limit Core-Mark’s ability to pursue alternatives to the proposed transactions, which could discourage a potential competing acquiror of Core-Mark from making a favorable alternative transaction proposal and, in specified circumstances, could require Core-Mark to pay a substantial termination fee to PFG.

The merger agreement contains certain provisions that restrict Core-Mark’s ability to solicit, initiate, knowingly facilitate or knowingly encourage or, subject to certain exceptions, engage in discussions or negotiations with respect to, or approve or recommend, any third-party proposal for an alternative acquisition transaction. Further, even if the Core-Mark Board withdraws or qualifies its recommendation with respect to the adoption of the merger agreement, unless the merger agreement has been terminated in accordance with its terms, Core-Mark will still be required to submit the merger-related proposals to a vote at the special meeting of Core-Mark’s stockholders. In addition, PFG generally has an opportunity to offer to modify the terms of the proposed transactions in response to any third-party alternative acquisition proposal before the Core-Mark Board may withdraw or qualify its recommendation with respect to the applicable merger-related proposal.

In some circumstances, upon termination of the merger agreement in connection with an alternative acquisition proposal, Core-Mark may be required to pay a termination fee of $66,000,000 to PFG. See the sections entitled “The Merger Agreement—No Solicitation,” and “The Merger Agreement—Termination Fees and Other Fees—Termination Fee Payable by Core-Mark.”

These provisions could discourage a potential third-party acquiror or merger partner that might have an interest in acquiring all or a significant portion of Core-Mark or pursuing an alternative acquisition transaction from considering or proposing such a transaction, even if it were prepared to pay consideration with a higher per-share value than the per-share value proposed to be received or realized in the merger. In particular, the termination fee could result in a potential third-party acquiror or merger partner proposing to pay a lower price to Core-Mark stockholders than it might otherwise have proposed to pay absent such a fee.

If the merger agreement is terminated and Core-Mark determines to seek another business combination, Core-Mark may not be able to negotiate a transaction with another party on terms comparable to, or better than, the terms of the merger.

The merger is subject to the HSR Act Clearance, and regulatory authorities may impose conditions on the HSR Act Clearance that could have an adverse effect on Core-Mark, PFG or the combined company or, if not obtained, could prevent completion of the proposed transactions.

Before the proposed transactions may be completed, the parties must obtain the HSR Act Clearance. In deciding whether to grant the HSR Act Clearance, the relevant governmental authorities have broad discretion and may, among other factors, consider the effect of the proposed transactions on competition within their relevant jurisdiction. The terms and conditions of the HSR Act Clearance may impose requirements, limitations or costs or place restrictions on the conduct of the combined company’s business and may delay completion of the proposed transactions or impose additional material costs on or materially limit the revenues of the combined company following the completion of the proposed transactions. Under the merger agreement, PFG and Core-Mark have agreed to use their reasonable best efforts to obtain the HSR Act Clearance and therefore may be required to comply with conditions or limitations imposed by governmental authorities, except that PFG and its subsidiaries are not required to take actions that, individually or in the aggregate, would result in or would reasonably be expected to result in a burdensome condition (as further described in “The Merger Agreement—Covenants and Agreements—Reasonable Best Efforts”). There can be no assurance that governmental authorities will not impose such terms and conditions. For a more detailed description of the regulatory review process, see the section entitled “The Proposed Transactions—Regulatory Approvals Required for the Proposed Transactions.”

The exchange ratio is fixed and will not be adjusted in the event of any change in either PFG’s or Core-Mark’s stock price. As a result, the merger consideration payable to Core-Mark’s stockholders may be subject to change if PFG’s stock price fluctuates.

Upon completion of the proposed transactions, each share of Core-Mark common stock will be converted into the right to receive $23.875 in cash and 0.44 validly issued, fully paid and non-assessable shares of PFG common stock. This exchange ratio will not be adjusted for changes in the market price of either PFG common stock or Core-Mark common stock between the date the merger agreement was signed and completion of the proposed transactions. Due to the fixed exchange ratio, fluctuations in the price of PFG common stock will drive corresponding changes in the value of the merger consideration payable to each Core-Mark stockholder. As a result, changes in the price of PFG common stock prior to the completion of the proposed transactions will affect the value of PFG common stock that Core-Mark common stockholders will receive on the closing date.

The price of PFG common stock has fluctuated during the period between the date the merger agreement was executed and the date of this proxy statement/prospectus, and may continue to change through the date of each of PFG and Core-Mark’s stockholder meetings and the date the proposed transactions are completed. For example, based on the range of closing prices of PFG common stock during the period from May 14, 2021, the last full trading day before the news of the proposed transactions was made public, through July 13, 2021, the latest practicable trading date before the date of this proxy statement/prospectus, the exchange ratio resulted in an implied value of the merger consideration ranging from a high of approximately $47.11 to a low of approximately $44.12 for each share of Core-Mark common stock. The actual market value of the PFG common stock received by holders of Core-Mark common stockholders upon completion of the proposed transactions may result in an implied value of the merger consideration outside this range.

These variations could result from changes in the business, operations or prospects of PFG or Core-Mark prior to or following the completion of the proposed transactions, regulatory considerations, general market and economic conditions and other factors both within and beyond the control of PFG or Core-Mark. At the time of the special meeting, Core-Mark stockholders will not know with certainty the value of the shares of PFG common stock that they will receive upon completion of the proposed transactions.

Members of the management and boards of directors of Core-Mark have interests in the proposed transactions that may be different from, or in addition to, those of other stockholders.

In considering whether to approve the Merger Agreement Proposal, the Merger-Related Compensation Proposal, and the Core-Mark Adjournment Proposal, Core-Mark should recognize that members of management and the Core-Mark have interests in the proposed transactions that may be different from, or in addition to, their interests as stockholders of Core-Mark.

The executive officers and directors of Core-Mark have arrangements with Core-Mark that provide for severance, accelerated vesting of certain rights and other benefits upon completion of the proposed transactions and/or if their employment or service is terminated under certain circumstances following the completion of the proposed transactions. Executive officers and directors of Core-Mark also have rights to indemnification, advancement of expenses and directors’ and officers’ liability insurance that will survive the completion of the proposed transactions. Prior to the effective time of the subsequent merger, the size of the board of directors of PFG will increase by at least one seat and at least one member of the Core-Mark Board will be appointed to the PFG Board, as selected by mutual agreement of PFG and Core-Mark. Such individual or individuals must be willing to serve on the PFG Board and must satisfy applicable NYSE independence requirements.

The Core-Mark Board was aware of these interests and considered them, among other matters, in approving the merger agreement and making its recommendation that the Core-Mark stockholders vote “FOR” the Merger Agreement Proposal.

These and other such interests are further described in “The Proposed Transactions—Interests of Core-Mark Directors and Executive Officers in the Proposed Transactions.”

If the mergers do not qualify as a “reorganization” under Section 368(a) of the Code, the U.S. holders of Core-Mark common stock may be required to pay additional U.S. federal income taxes.

PFG and Core-Mark intend for the mergers, taken together, to constitute a single integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes. However, it is not a condition to Core-Mark’s obligation or PFG’s obligation to complete the transactions that the mergers, taken together, constitute a single integrated transaction that qualifies as a “reorganization,” and it is possible that the mergers may not so qualify.

Core-Mark and PFG have not sought and will not seek any ruling from the Internal Revenue Service regarding any matters relating to the mergers and the other proposed transactions and, as a result, there can be no assurance that the Internal Revenue Service would not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth herein. If the Internal Revenue Service or a court determines that the mergers do not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, a U.S. holder of Core-Mark common stock would recognize taxable gain or loss upon the exchange of Core-Mark common stock for the merger consideration (including PFG common stock) pursuant to the merger.

For a more detailed description of the U.S. federal income tax consequences of the mergers, see “The Proposed Transactions—U.S. Federal Income Tax Consequences.”

Each party is subject to business uncertainties and contractual restrictions while the proposed transactions are pending, which could adversely affect each party’s business and operations.

In connection with the pendency of the proposed transactions, it is possible that some customers, suppliers and other persons with whom PFG or Core-Mark has a business relationship may delay or defer certain business decisions or might decide to seek to terminate, change or renegotiate their relationships with PFG or Core-Mark, as the case may be, as a result of the proposed transactions, which could negatively affect PFG’s or Core-Mark’s respective revenues, earnings and cash flows, as well as the market price of PFG common stock or Core-Mark common stock, regardless of whether the proposed transactions are completed.

Under the terms of the merger agreement, each of PFG or Core-Mark is subject to certain restrictions on the conduct of its business prior to completing the proposed transactions, which may adversely affect its ability to execute certain of its business strategies, including the ability in certain cases to enter into or amend contracts, acquire or dispose of assets, incur indebtedness or incur capital expenditures. Such limitations could adversely affect each party’s businesses and operations prior to the completion of the proposed transactions.

Each of the risks described above may be exacerbated by delays or other adverse developments with respect to the completion of the proposed transactions.

Uncertainties associated with the proposed transactions may cause a loss of management personnel and other key employees, and PFG and Core-Mark may have difficulty attracting and motivating management personnel and other key employees, which could adversely affect the future business and operations of the combined company.

PFG and Core-Mark are dependent on the experience and industry knowledge of their respective management personnel and other key employees to execute their business plans. The combined company’s success after the completion of the proposed transactions will depend in part upon the ability of PFG and Core-Mark to attract, motivate and retain key management personnel and other key employees. Prior to completion of the proposed transactions, current and prospective employees of PFG and Core-Mark may experience uncertainty about their roles within the combined company following the completion of the proposed transactions, which may have an adverse effect on the ability of each of PFG and Core-Mark to attract, motivate or retain management personnel and other key employees. In addition, no assurance can be given that the combined company will be able to attract, motivate or retain management personnel and other key employees of PFG and Core-Mark to the same extent that PFG and Core-Mark have previously been able to attract or retain their own employees.

PFG and Core-Mark may be targets of securities class action and derivative lawsuits that could result in substantial costs and may delay or prevent proposed transactions from being completed.

Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into merger agreements. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on PFG’s and Core-Mark’s respective liquidity and financial condition. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting completion of the proposed transactions, then that injunction may delay or prevent the proposed transactions from being completed, or from being completed within the expected timeframe, which may adversely affect PFG’s and Core-Mark’s respective business, financial position and results of operation.

The unaudited pro forma condensed combined financial information in this proxy statement/prospectus is presented for illustrative purposes only and may not be reflective of the operating results and financial condition of the combined company following completion of the proposed transactions.

The unaudited pro forma condensed combined financial information in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what the combined company’s actual financial position or results of operations would have been had the proposed transactions been completed on the dates indicated. In addition, the assumptions used in preparing the pro forma financial information require an evaluation of the consistency of accounting policies and financial statement classifications between PFG and Core-Mark. Further, the combined company’s actual results and financial position after the proposed transactions may differ materially and adversely from the unaudited pro forma condensed combined financial data that is included in this proxy statement/prospectus. The unaudited pro forma condensed combined financial information has been prepared with the expectation, as of the date of this proxy statement/prospectus, that PFG will be identified as the acquirer under GAAP and reflects adjustments based upon preliminary estimates of the fair value of assets to be acquired and liabilities to be assumed. The final acquisition accounting will be based upon the actual purchase price and the fair value of the assets and liabilities of the party that is determined to be the acquiree under GAAP as of the date of the completion of the proposed transactions. In addition, subsequent to the closing date, there will be further refinements of the acquisition accounting as additional information becomes available. Accordingly, the final acquisition accounting may differ materially from the pro forma condensed combined financial information reflected in this document. See “Unaudited Pro Forma Combined Financial Data of PFG and Core-Mark” for more information.

Completion of the proposed transactions may trigger change in control or other provisions in certain agreements to which Core-Mark or its subsidiaries are a party, which may have an adverse impact on the combined company’s business and results of operations.

The completion of the proposed transactions may trigger change in control and other provisions in certain agreements to which Core-Mark or its subsidiaries are a party. If PFG and Core-Mark are unable to negotiate waivers of those provisions, the counterparties may exercise their rights and remedies under the agreements, potentially terminating the agreements or seeking monetary damages. Even if PFG and Core-Mark are able to negotiate waivers, the counterparties may require a fee for such waivers or seek to renegotiate the agreements on terms less favorable to Core-Mark or the combined company. Any of the foregoing or similar developments may have an adverse impact on the combined company’s business and results of operations.

The shares of PFG common stock to be received by Core-Mark stockholders upon completion of the proposed transactions will have different rights from shares of Core-Mark common stock.

Upon completion of the proposed transactions, Core-Mark stockholders will no longer be stockholders of Core-Mark, but will instead become stockholders of PFG and their rights as PFG stockholders will be governed by the terms of the PFG certificate of incorporation and the PFG bylaws. The terms of the PFG certificate of incorporation and the PFG bylaws are in some respects materially different than the terms of the Core-Mark certificate of incorporation and the Core-Mark bylaws, which currently govern the rights of Core-Mark stockholders. For a discussion of the different rights associated with shares of Core-Mark common stock and shares of PFG common stock, see “Comparison of Rights of Stockholders of PFG and Core-Mark.”

Risks Relating to the Combined Company after Completion of the Proposed Transactions

The combined company may be unable to successfully integrate the businesses of PFG and Core-Mark and realize the anticipated benefits of the proposed transactions.

The combination of two independent businesses is a complex, costly and time-consuming process. The success of the proposed transactions will depend, to a large extent, on the combined company’s ability to successfully combine the businesses of PFG and Core-Mark, which currently operate as independent public companies, and realize the anticipated benefits, including synergies, cost savings, innovation and operational efficiencies, from the combination. If the combined company is unable to achieve these objectives within the anticipated time frame, or at all, the anticipated benefits may not be realized fully, or at all, or may take longer to realize than expected and the value of its common stock may be harmed. Additionally, as a result of the proposed transactions, rating agencies may take negative actions against the combined company’s credit ratings, which may increase the combined company’s financing costs, including in connection with the financing of the proposed transactions.

The merger involves the integration of Core-Mark’s business with PFG’s existing business, which is a complex, costly and time-consuming process. PFG and Core-Mark have not previously completed a transaction comparable in size or scope to the proposed transactions. The integration of the two companies may result in material unanticipated challenges, including, without limitation:

•

the diversion of management’s attention from ongoing business concerns and performance shortfalls at one or both of the companies as a result of the devotion of management’s attention to the proposed transactions;

•	managing a larger combined company;

•	maintaining employee morale and attracting and motivating and retaining management personnel and other key employees;

•	the possibility of faulty assumptions underlying expectations regarding the integration process;

•	retaining existing business and operational relationships and attracting new business and operational relationships;

•	consolidating corporate and administrative infrastructures and eliminating duplicative operations;

•	coordinating geographically separate organizations;

•	unanticipated issues in integrating information technology, communications and other systems;

•	unanticipated changes in federal or state laws or regulations; and

•	unforeseen expenses or delays associated with the proposed transactions.

Many of these factors will be outside of the combined company’s control and any one of them could result in delays, increased costs, decreases in the amount of expected revenues and diversion of management’s time and energy, which could materially affect the combined company’s financial position, results of operations and cash flows.

PFG and Core-Mark have operated, and until completion of the proposed transactions will continue to operate, independently. PFG and Core-Mark are currently permitted to conduct only limited planning for the integration of the two companies following the proposed transactions and have not yet determined the exact nature of how the businesses and operations of the two companies will be combined after the proposed transactions. The actual integration may result in additional and unforeseen expenses, and the anticipated benefits of the integration plan may not be realized.

PFG stockholders and Core-Mark stockholders will have a reduced ownership and voting interest after the proposed transactions and will exercise less influence over the policies of the combined company than they now have on the policies of PFG and Core-Mark, respectively.

PFG stockholders presently have the right to vote in the election of the PFG Board and on other matters affecting PFG. Core-Mark stockholders presently have the right to vote in the election of the Core-Mark Board and on other matters affecting Core-Mark. Immediately after the proposed transactions are completed, it is expected that current PFG stockholders will own approximately 87% of the combined company’s common stock outstanding and current Core-Mark stockholders will own approximately 13% of the combined company’s common stock outstanding, respectively.

As a result, current PFG stockholders and current Core-Mark stockholders will have less influence on the policies of the combined company than they now have on the policies of PFG and Core-Mark, respectively.

The future results of the combined company may be adversely impacted if the combined company does not effectively manage its expanded operations following the completion of the proposed transactions.

Following the completion of the proposed transactions, the size of the combined company’s business will be significantly larger than the current size of either PFG’s or Core-Mark’s respective businesses. The combined company’s ability to successfully manage this expanded business will depend, in part, upon management’s ability to design and implement strategic initiatives that address not only the integration of two independent stand-alone companies, but also the increased scale and scope of the combined business with its associated increased costs and complexity. There can be no assurances that the combined company will be successful or that it will realize the expected operating efficiencies, cost savings and other benefits currently anticipated from the proposed transactions.

The combined company is expected to incur substantial expenses related to the completion of the proposed transactions and the integration of PFG and Core-Mark.

The combined company is expected to incur substantial expenses in connection with the completion of the proposed transactions and the integration of PFG and Core-Mark. There are a large number of processes, policies, procedures, operations, technologies and systems that must be integrated, including purchasing, accounting and finance, sales, payroll, pricing, revenue management, marketing and benefits. In addition, the businesses of PFG and Core-Mark will continue to maintain a presence in Richmond, Virginia and Westlake, Texas, respectively. The substantial majority of these costs will be non-recurring expenses related to the proposed transactions (including financing of the proposed transactions), facilities and systems consolidation costs. The combined company may incur additional costs to maintain employee morale and to attract, motivate or retain management personnel and other key employees. PFG and Core-Mark will also incur transaction fees and costs related to formulating integration plans for the combined business, and the execution of these plans may lead to additional unanticipated costs. Additionally, as a result of the proposed transactions, rating agencies may take negative actions with regard to the combined company’s credit ratings, which may increase the combined company’s financing costs, including in connection with the financing of the proposed transactions. These incremental transaction and merger-related costs may exceed the savings the combined company expects to achieve from the elimination of duplicative costs and the realization of other efficiencies related to the integration of the businesses, particularly in the near term and in the event there are material unanticipated costs.

The combined company will be significantly more leveraged than PFG is currently.

Upon completion of the proposed transactions, the combined company expects to incur approximately $1.44 billion in additional indebtedness. The combined company will have consolidated indebtedness of approximately $3.87 billion, which is greater than the current indebtedness of PFG prior to the proposed transactions. The increased indebtedness and higher debt-to-equity ratio of the combined company in comparison to that of PFG on a historical basis will have the effect, among other things, of reducing the flexibility of PFG to respond to changing business and economic conditions and increasing borrowing costs. For more information on the financial impact of the proposed transactions on the combined company’s indebtedness, see “Unaudited Pro Forma Combined Financial Data of PFG and Core-Mark.”

The financing arrangements that the combined company will enter into in connection with the proposed transactions may, under certain circumstances, contain restrictions and limitations that could significantly impact the combined company’s ability to operate its business.

PFG is incurring significant new indebtedness in connection with the proposed transactions. PFG and Core-Mark expect that the agreements governing the indebtedness that the combined company will incur in connection with the proposed transactions may contain covenants that, among other things, may, under certain circumstances, place limitations on the dollar amounts paid or other actions relating to:

•	payments in respect of, or redemptions or acquisitions of, debt or equity issued by the combined company or its subsidiaries, including the payment of dividends on PFG common stock;

•	incurring additional indebtedness;

•	incurring guarantee obligations;

•	paying dividends;

•	creating liens on assets;

•	entering into sale and leaseback transactions;

•	making investments, loans or advances;

•	entering into hedging transactions;

•	engaging in mergers, consolidations or sales of all or substantially all of their respective assets; and

•	engaging in certain transactions with affiliates.

In addition, the combined company will be required to maintain a minimum amount of excess availability as set forth in these agreements.

The combined company’s ability to maintain minimum excess availability in future periods will depend on its ongoing financial and operating performance, which in turn will be subject to economic conditions and to financial, market and competitive factors, many of which are beyond the combined company’s control. The ability to comply with this covenant in future periods will also depend on the combined company’s ability to successfully implement its overall business strategy and realize the anticipated benefits of the proposed transactions, including synergies, cost savings, innovation and operational efficiencies.

Various risks, uncertainties and events beyond the combined company’s control could affect its ability to comply with the covenants contained in its financing agreements. Failure to comply with any of the covenants in its existing or future financing agreements could result in a default under those agreements and under other agreements containing cross-default provisions. A default would permit lenders to accelerate the maturity of the debt under these agreements and to foreclose upon any collateral securing the debt. Under these circumstances, the combined company might not have sufficient funds or other resources to satisfy all of its obligations. In addition, the limitations imposed by financing agreements on the combined company’s ability to incur additional debt and to take other actions might significantly impair its ability to obtain other financing.

For additional information regarding the financing of the proposed transactions, see “The Merger Agreement—Financing.”

The market price of the combined company’s common stock may be affected by factors different from those that are currently affecting or have historically affected the price of PFG or Core-Mark common stock.

Upon completion of the proposed transactions, holders of PFG common stock and Core-Mark common stock will be holders of common stock of PFG. As the businesses of PFG and Core-Mark are different, the results of operations as well as the price of the combined company’s common stock may in the future be affected by factors different from those factors affecting PFG and Core-Mark as independent stand-alone companies. The combined company will face additional risks and uncertainties that PFG or Core-Mark may not currently be exposed to as independent companies.

The market price of PFG’s common stock may decline as a result of the proposed transactions.

The market price of PFG common stock may decline as a result of the proposed transactions, and holders of PFG common stock could lose the value of their investment in PFG common stock, if, among other things, the combined company is unable to achieve the expected growth in earnings, or if the anticipated benefits, including synergies, cost savings, innovation and operational efficiencies, from the proposed transactions are not realized, or if the transaction costs related to the proposed transactions are greater than expected, or if the financing related to the transaction is on unfavorable terms. The market price also may decline if the combined company does not achieve the perceived benefits of the proposed transactions as rapidly or to the extent anticipated by financial or industry analysts or if the effect of the proposed transactions on the combined company’s financial position, results of operations or cash flows is not consistent with the expectations of financial or industry analysts. The issuance of shares of PFG common stock in the proposed transactions could on its own have the effect of depressing the market price for PFG common stock. In addition, many Core-Mark stockholders may decide not to hold the shares of PFG common stock they receive as a result of the proposed transactions. Other Core-Mark stockholders, such as funds with limitations on their permitted holdings of stock in individual issuers, may be required to sell the shares of PFG common stock they receive as a result of the proposed transactions. Any such sales of PFG common stock could have the effect of depressing the market price for PFG common stock. Moreover, general fluctuations in stock markets could have a material adverse effect on the market for, or liquidity of, the PFG common stock, regardless of the actual operating performance of the combined company.

Other Risk Factors of PFG and Core-Mark

PFG’s and Core-Mark’s businesses are and will be subject to the risks described above. In addition, PFG and Core-Mark are, and will continue to be subject to the risks described in PFG’s and Core-Mark’s respective Annual Reports on Form 10-K for the fiscal year ended June, 27, 2020 and December 31, 2020, respectfully, as updated by subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC and incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” on page 127 for the location of information incorporated by reference into this proxy statement/prospectus.

INFORMATION ABOUT THE PARTIES TO THE TRANSACTION

PFG

Built on the many proud histories of its family of companies, PFG is a customer-centric foodservice distribution leader headquartered in Richmond, Virginia. Grounded by roots that date back to a grocery peddler in 1885, PFG today has a nationwide network of over 100 distribution facilities, thousands of talented associates and valued suppliers across the country. With the goal of helping its customers thrive, PFG markets and delivers quality food and related products to over 200,000 locations including independent and chain restaurants, schools, business and industry locations, healthcare facilities, vending distributors, office coffee service distributors, big box retailers, theaters and convenience stores. Building strong relationships is core to PFG’s success—from connecting associates with great career opportunities to connecting valued suppliers and quality products with PFG’s broad and diverse customer base.

PFG’s corporate office is located at 12500 West Creek Parkway Richmond, Virginia 23238, and its telephone number is (804) 484-7700. To learn more about PFG, visit PFG’s website address, www.pfgc.com. Information contained on PFG’s website does not constitute part of this proxy statement/prospectus. PFG’s stock is publicly traded on the NYSE under the ticker symbol “PFGC.”

Core-Mark

Core-Mark is one of the largest marketers of fresh, food and broad-line supply solutions to the convenience retail industry in North America. Core-Mark’s origins date back to 1888, when Glaser Bros., a family-owned-and-operated candy and tobacco distribution business, was founded in San Francisco, California. Core-Mark offers a full range of products, marketing programs and technology solutions to approximately 40,000 customer locations in the U.S. and Canada through 32 distribution centers (excluding two distribution facilities Core-Mark operates as a third-party logistics provider). Core-Mark services traditional convenience stores, grocers, drug stores, mass merchants, liquor and specialty stores, and other stores that carry convenience products.

Core-Mark’s corporate office is located at 1500 Solana Boulevard, Suite 3400 Westlake, Texas 76262, and its telephone number is (940) 293-8600. For more information, please visit Core-Mark’s website address, www.Core-Mark.com. Information contained on Core-Mark’s website does not constitute part of this proxy statement/prospectus. Core-Mark’s stock is publicly traded on the Nasdaq under the ticker symbol “CORE.”

Merger Sub I

Merger Sub I, a direct wholly owned subsidiary of PFG, is a Delaware corporation incorporated for the purpose of effecting the merger. Merger Sub I has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement, including the preparation of applicable regulatory filings in connection with the merger. The principal executive offices of Merger Sub I are located at 12500 West Creek Parkway Richmond, Virginia 23238.

Merger Sub II

Merger Sub II, a direct wholly owned subsidiary of PFG, is a Delaware limited liability company incorporated for the purpose of effecting the subsequent merger. Merger Sub II has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement, including the preparation of applicable regulatory filings in connection with the mergers. The principal executive offices of Merger Sub II are located at 12500 West Creek Parkway Richmond, Virginia 23238.

THE CORE-MARK SPECIAL MEETING

Core-Mark is furnishing this proxy statement/prospectus to its stockholders in connection with the solicitation of proxies to be voted at the special meeting (or any adjournment or postponement thereof) that Core-Mark has called to consider and vote on the Merger Agreement Proposal, the Merger-Related Compensation Proposal and the Core-Mark Adjournment Proposal.

Date, Time, Place and Purpose of the special meeting

Together with this proxy statement/prospectus, Core-Mark is also sending Core-Mark stockholders a notice of the special meeting and a form of proxy card that is solicited by the Core-Mark Board for use at the special meeting to be held in virtual format at www.virtualshareholdermeeting.com/CORE2021SM, on August 25, 2021 at 9:00 a.m., Central Time, or any adjournment or postponement thereof.

Core-Mark is holding the special meeting for the following purposes:

•	to consider and vote on the Merger Agreement Proposal;

•	to consider and vote on the Merger-Related Compensation Proposal; and

•	to consider and vote on the Core-Mark Adjournment Proposal.

The business to be conducted at the special meeting, or any adjournment or postponement thereof, will be limited to the proposals set forth in the notice of the special meeting provided to Core-Mark stockholders with this proxy statement/prospectus.

Recommendation of the Core-Mark Board

After careful consideration, on May 17, 2021, the Core-Mark Board unanimously (i) approved the merger agreement and the consummation of the proposed transactions, (ii) determined that the merger agreement and the consummation of the proposed transactions were fair to, and in the best interests of, Core-Mark and its stockholders, (iii) directed that the Merger Agreement Proposal be submitted to a vote of the Core-Mark stockholders and (iv) recommended that the Core-Mark stockholders vote “FOR” the Merger Agreement Proposal. For a summary of the factors considered by the Core-Mark Board in reaching its decision to approve the merger agreement and the consummation of the proposed transactions, see “The Proposed Transactions—Core-Mark Board’s Recommendation with respect to the Merger Agreement Proposal and Its Reasons for the Proposed Transactions.”

In addition, the Core-Mark Board has unanimously (i) directed that the Merger-Related Compensation Proposal and the Core-Mark Adjournment Proposal be submitted to Core-Mark stockholders for approval at the special meeting and (ii) recommended that Core-Mark stockholders vote “FOR” the Merger-Related Compensation Proposal and “FOR” the Core-Mark Adjournment Proposal. See “Core-Mark Proposals-Proposal 2: The Merger Related Compensation Proposal” and “Core-Mark Proposals-Proposal 3: The Core-Mark Adjournment Proposal.”

Core-Mark Record Date; Outstanding Shares; Stockholders Entitled to Vote

The Core-Mark record date is July 13, 2021. Only holders of Core-Mark common stock as of the close of business on the Core-Mark record date are entitled to notice of, and to vote at, the special meeting, unless a new record date is set in connection with any adjournment or postponement of the special meeting. As of the Core-Mark record date, there were 45,181,559 issued and outstanding shares of Core-Mark common stock. Each Core-Mark stockholder entitled to vote at the special meeting is entitled to one vote per share at the special meeting. As of the Core-Mark record date, the issued and outstanding Core-Mark common stock was held by approximately 1,271 stockholders of record.

Quorum

Core-Mark’s Bylaws require that there be a quorum at the special meeting in order for Core-Mark to hold a vote on the Merger Agreement Proposal or the Merger-Related Compensation Proposal. A quorum at the special meeting is the presence, in person or represented by proxy, of a majority of the shares of Core-Mark common stock issued and outstanding as of the

Core-Mark record date. An abstention from voting will be deemed present at the special meeting for the purpose of determining the presence of a quorum. Shares of Core-Mark common stock held in “street name” through a bank, broker or other nominee holder of record with respect to which the beneficial owner fails to give voting instructions to the bank, broker or other nominee holder of record, and shares of Core-Mark common stock with respect to which the beneficial owner otherwise fails to vote, will not be deemed present at the special meeting for the purpose of determining the presence of a quorum. Failure of a quorum at the special meeting may result in an adjournment of the special meeting and may subject Core-Mark to additional costs and expenses.

Required Vote

Assuming a quorum is present at the special meeting, approval of the Merger Agreement Proposal requires the affirmative vote of the holders of a majority of the shares of Core-Mark common stock outstanding and entitled to vote thereon at the special meeting. Core-Mark cannot complete the proposed transactions unless the Merger Agreement Proposal is approved at the special meeting (or at any adjournment or postponement thereof). Because approval of the Merger Agreement Proposal requires the affirmative vote of the holders of a majority of the shares of Core-Mark common stock outstanding and entitled to vote thereon at the special meeting, abstention from voting on the Merger Agreement Proposal, the failure of a Core-Mark stockholder who holds his, her or its shares in “street name” through a bank, broker or other nominee holder of record to give voting instructions to that bank, broker or other nominee holder of record or any other failure of a Core-Mark stockholder to vote will have the same effect as a vote “AGAINST” the Merger Agreement Proposal

Assuming a quorum is present at the special meeting, approval of the Merger-Related Compensation Proposal, which is a non-binding, advisory vote, requires the affirmative vote of the majority of the votes present in person or represented by proxy and entitled to vote at the special meeting. For the Merger-Related Compensation Proposal, you may vote “FOR,” “AGAINST” or “ABSTAIN.” Abstention from voting on the Merger-Related Compensation Proposal will have the same effect as a vote “AGAINST” the Merger-Related Compensation Proposal. However, the failure of a Core-Mark stockholder who holds his, her or its shares in “street name” through a bank, broker or other nominee holder of record to give voting instructions to that bank, broker or other nominee holder of record or any other failure of a Core-Mark stockholder to vote will have no effect on the outcome of the Merger-Related Compensation Proposal.

Whether or not a quorum is present, approval of the Core-Mark Adjournment Proposal requires the affirmative vote of a majority of the votes present in person or represented by proxy and entitled to vote at the special meeting. For the Core-Mark Adjournment Proposal, you may vote “FOR,” “AGAINST” or “ABSTAIN.” For purposes of the Core-Mark Adjournment Proposal, whether or not a quorum is present, abstention from voting on the Core-Mark Adjournment Proposal will have the same effect as a vote “AGAINST” the Core-Mark Adjournment Proposal. However, the failure of a Core-Mark stockholder who holds his, her or its shares in “street name” through a bank, broker or other nominee holder of record to give voting instructions to that bank, broker or other nominee holder of record or any other failure of a Core-Mark stockholder to vote will have no effect on the outcome of the Core-Mark Adjournment Proposal.

Voting Rights; Proxies; Revocation

Core-Mark stockholders may vote their shares at the special meeting in person or represented by proxy.

Voting in Person

You will be able to attend the special meeting online, vote your shares electronically and submit questions during the special meeting by visiting be www.virtualshareholdermeeting.com/CORE2021SM and following the instructions on your proxy card. To access the virtual meeting, you will need to enter the 16- digit control number included on your proxy card or on the instructions that accompanied your proxy materials. Beneficial owners who did not receive a 16-digit control number from their bank, broker or other nominee holder of record, who wish to attend the meeting should follow the instructions from their bank, broker or other nominee holder of record, including any requirement to obtain a legal proxy. Most banks, brokers or other nominee holders of record allow a beneficial owner to obtain a legal proxy either online or by mail.

Voting By Proxy

To vote by proxy, a Core-Mark stockholder may vote through the internet or by telephone or mail as follows:

•	TO VOTE THROUGH THE INTERNET OR BY TELEPHONE.

•

If you hold shares of Core-Mark common stock directly in your name as a stockholder of record, you may vote through the internet at www.proxyvote.com or by telephone by calling +1 800-690-6903. In order to vote your shares through the internet or by telephone, you will need the control number on your enclosed proxy card (which is unique to each Core-Mark stockholder to ensure all voting instructions are genuine and to prevent duplicate voting). You may vote through the internet or by telephone, 24 hours a day, seven days a week. If you choose to submit your proxy through the internet or by telephone, your proxy must be received by 11:59 p.m. (Eastern Time) on August 24, 2021 in order to be counted at the special meeting.

•

If you hold your shares of Core-Mark common stock in “street name” through a bank, broker or other nominee holder of record, you may provide voting instructions through the internet or by telephone only if internet or telephone voting is made available by your bank, broker or other nominee holder of record. Please follow the voting instructions provided by your bank, broker or other nominee holder of record with these materials.

•	TO VOTE BY MAIL.

•

If you hold shares of Core-Mark common stock directly in your name as a stockholder of record, you may vote by mail by completing, signing and dating your enclosed proxy card and returning it using the postage-paid envelope provided or returning it to Vote Processing, c/o Broadridge Financial Solutions, Inc., at 51 Mercedes Way, Edgewood, NY 11717. Broadridge Financial Solutions must receive your proxy card no later than the close of business on August 24, 2021 in order for your vote to be counted at the special meeting.

•

If you hold your shares of Core-Mark common stock in “street name” through a bank, broker or other nominee holder of record, you may vote by mail by completing, signing and dating the voting instruction form provided by your bank, broker or other nominee holder of record and returning it in the postage-paid return envelope provided. Your broker, bank or other nominee must receive your voting instruction form in sufficient time to vote your shares at the special meeting.

Revoking Your Vote

Even if you vote through the internet or by telephone, or you complete and return a proxy card, if you hold shares of Core-Mark common stock directly in your name as a stockholder of record, you may revoke your vote at any time before the closing of the polls at the special meeting by taking one of the following actions:

•

sending written notice of such revocation to Broadridge Financial Solutions by mail at Vote Processing, c/o Broadridge Financial Solutions, Inc., at 51 Mercedes Way, Edgewood, NY 11717 that bears a date later than the date of the proxy you want to revoke and that is received prior to the special meeting;

•

submitting a valid later-date proxy through the internet or by telephone by 11:59 p.m. (Eastern Time) on August 24, 2021 or by mail that is received no later than the close of business on August 24, 2021; or

•	attending the special meeting (or any adjournment or postponement thereof) and voting in person.

If you hold your shares in “street name” through a bank, broker or other nominee holder of record, you must contact your bank, broker or other nominee holder of record to change your vote or obtain a written legal proxy to vote your shares if you wish to cast your vote in person at the special meeting.

Generally

If you hold your shares of Core-Mark common stock in “street name” through a bank, broker or other nominee holder of record, you must instruct your bank, broker or other nominee holder of record on how to vote your shares. Your broker, bank or other nominee holder of record will vote your shares only if you provide instructions on how to vote by filling out the voting instruction form sent to you by your bank, broker or other nominee holder of record with this proxy statement/prospectus. Banks, brokers and other nominees who hold shares of Core-Mark common stock in “street name” typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions on how to vote from the beneficial owner. However, banks, brokers and other nominees typically are not allowed to exercise their voting discretion on matters that are “non-routine” without specific instructions on how to vote from the beneficial owner. Under the current rules applicable to broker-dealers, the Merger Agreement Proposal, the Merger-Related Compensation Proposal and the Core-Mark Adjournment Proposal are non-routine. Therefore, banks, brokers and other nominees do not have discretionary authority to vote on the Merger Agreement Proposal, the Merger-Related Compensation Proposal or the Core-Mark Adjournment Proposal.

A broker nonvote with respect to Core-Mark common stock occurs when (i) a share of Core-Mark common stock held by a bank, broker or other nominee holder of record is present, in person or represented by proxy, at a meeting of Core-Mark stockholders, (ii) the beneficial owner of that share has not instructed his, her or its bank, broker or other nominee holder of record on how to vote on a particular proposal and (iii) the bank, broker or other nominee holder of record does not have discretionary voting power on such proposal. Banks, brokers and other nominees do not have discretionary voting authority with respect to the Merger Agreement Proposal, the Merger-Related Compensation Proposal or the Core-Mark Adjournment Proposal; therefore, if a beneficial owner of shares of Core-Mark common stock held in “street name” does not give voting instructions to the broker, bank or other nominee, then those shares will not be present in person or represented by proxy at the special meeting. As a result, there will not be any broker nonvotes at the special meeting.

All shares of Core-Mark common stock that are entitled to vote at the special meeting and are represented by properly completed and valid proxy received by the deadlines set forth above and not revoked will be voted at the special meeting in accordance with the instructions indicated in such proxy. If a Core-Mark stockholder signs a proxy card and returns it without giving instructions for voting on any proposal, the shares of Core-Mark common stock represented by that proxy card will be voted “FOR” the Merger Agreement Proposal, “FOR” the Merger-Related Compensation Proposal and “FOR” the Core-Mark Adjournment Proposal.

Your vote is important, regardless of the number of Core-Mark common stock you own. Please complete, sign, date and promptly return the enclosed proxy card today or authorize a proxy to vote through the internet or by phone.

Stock Ownership of and Voting by Core-Mark Directors and Executive Officers

As of the Core-Mark record date, Core-Mark’s directors and executive officers and their affiliates beneficially owned and had the right to vote in the aggregate 743,797 shares of Core-Mark common stock at the special meeting, which represents approximately 1.6% of the shares of Core-Mark common stock entitled to vote at the special meeting.

Each of Core-Mark’s directors and executive officers is expected, as of the date of this proxy statement/prospectus, to vote his or her shares of Core-Mark common stock “FOR” the Merger Agreement Proposal, “FOR” the Merger-Related Compensation Proposal and “FOR” the Core-Mark Adjournment Proposal, although none of Core-Mark’s directors and executive officers has entered into any agreement requiring them to do so.

Solicitation of Proxies; Expenses of Solicitation

The Core-Mark Board is soliciting proxies with respect to the Merger Agreement Proposal, the Merger-Related Compensation Proposal and the Core-Mark Adjournment Proposal, and Core-Mark will bear the costs and expenses of that solicitation, including the costs of filing, printing and mailing this proxy statement/prospectus. Core-Mark has engaged MacKenzie Partners, Inc. to assist in the solicitation of proxies for the special meeting, and Core-Mark has agreed to pay them an estimated fee of $15,000, plus their reasonable out-of-pocket expenses incurred in connection with the solicitation.

In addition to solicitation by mail, directors, officers and employees of Core-Mark or its subsidiaries may solicit proxies from stockholders by telephone, telegram, email, personal interview or other means. Core-Mark currently expects not to incur any costs beyond those customarily expended for a solicitation of proxies in connection with approval of any issuance of shares of Core-Mark common stock. Directors, officers and employees of Core-Mark will not receive additional compensation for their solicitation activities, but may be reimbursed for reasonable out-of-pocket expenses incurred by them in connection with the solicitation. Brokers, dealers, commercial banks, trust companies, fiduciaries, custodians and other nominees have been requested to forward proxy solicitation materials to their customers, and such nominees will be reimbursed for their reasonable out-of-pocket expenses.

THE PROPOSED TRANSACTIONS

Background of the Proposed Transactions

As part of the ongoing review of Core-Mark’s business, the Core-Mark Board and management regularly evaluate Core-Mark’s historical performance, future growth prospects and overall strategic objectives to achieve their long-term operational and financial goals and to enhance stockholder value. As part of such reviews, Core-Mark management regularly updates the Core-Mark Board on potential acquisition and market share opportunities, facilitates conversations on other potential strategic combinations and discusses the likelihood and risks associated with such transactions.

In addition, over the past two years as part of a strategic review of the industry, Core-Mark management has discussed with well-known investment banking firms and other advisors to assess potential opportunities and risks across the convenience retail and related industries. The topics of these conversations have included, among other things, developments in the convenience retail industry generally, potential consolidation of the convenience retail industry and the potential for Core-Mark to engage in business combinations, strategic partnerships or other transactions. Core-Mark management has also engaged in various discussions with potential acquisition targets in the retail convenience industry. Core-Mark management regularly updates the Core-Mark Board of these discussions as part of the Core-Mark Board’s evaluation of Core-Mark’s strategic objectives.

In mid-October 2020, George Holm, Chairman of the PFG Board and President and Chief Executive Officer of PFG contacted Scott McPherson, President and Chief Executive Officer of Core-Mark, to request a meeting with Mr. McPherson. Mr. McPherson and Mr. Holm were acquaintances because of their respective roles at Core-Mark and PFG. In connection with his request for a meeting, Mr. Holm expressed an interest in a potential transaction involving Core-Mark and PFG. Mr. McPherson informed the Core-Mark Board of the contact by Mr. Holm, that he would be meeting with Mr. Holm and that he would advise the Core-Mark Board of the substance of the discussion with Mr. Holm following the meeting.

On October 21, 2020, Mr. McPherson and Mr. Holm had a meeting. During this meeting, Mr. Holm expressed generally his view on industry trends. He further expressed PFG’s interest in acquiring Core-Mark and noted that PFG would consider setting forth a formal non-binding proposal to acquire Core-Mark. Following this meeting, Mr. McPherson advised the Core-Mark Board of the conversation with Mr. Holm.

During the week of November 30, 2020, Mr. Holm contacted Mr. McPherson to communicate PFG’s intent to send Core-Mark a letter setting forth a proposal for the potential acquisition of Core-Mark by PFG.

The Core-Mark Board then authorized the engagement of Weil, Gotshal & Manges LLP, which is referred to as Weil, Core-Mark’s long-time outside counsel, to advise it in connection with evaluating a potential transaction involving Core-Mark and PFG. The Core-Mark Board determined the engagement of Weil was appropriate under the circumstances and considered Weil’s knowledge of Core-Mark, its capabilities, relevant transaction experience and potential conflicts of interest. In addition, the Core-Mark Board authorized senior management to hold preliminary calls with several investment banks to assess the potential engagement of a financial advisor to assist in the evaluation of potential strategic options available to Core-Mark.

On December 7, 2020, BMO Capital Markets Corp., which is referred to as BMO, on behalf of and as financial advisor to PFG, sent Randolph Thornton, Core-Mark’s Chairman of the Board, a written, non-binding indication of interest from PFG to acquire Core-Mark, which is referred to as the December 7 Proposal. The December 7 Proposal contemplated an implied price of $38.00-40.00 per share of Core-Mark common stock, comprised of approximately 25-35% in cash and approximately 65-75% in shares of PFG common stock. The December 7 Proposal also set forth a pro forma ownership for Core-Mark’s stockholders in the combined company of no more than 19.9%. The December 7 Proposal was necessarily based on publicly available information regarding Core-Mark and was not subject to a financing contingency. Promptly following receipt, Mr. Thornton forwarded the December 7 Proposal to the Core-Mark Board.

On December 12, 2020, the Core-Mark Board held a special meeting to discuss the December 7 Proposal, which was attended by members of Core-Mark senior management and representatives of Weil. Weil reviewed certain terms of the December 7 Proposal and discussed with the Core-Mark Board various legal matters, including the directors’ fiduciary duties and the process by which the Core-Mark Board should evaluate the December 7 Proposal. The Core-Mark Board reviewed the terms of the December 7 Proposal, including the following: (i) the implied price per share; (ii) the consideration mix;

(iii) the value of PFG’s common stock; and (iv) the leverage ratio of the combined company. The Core-Mark Board also considered Core-Mark’s prospects and value on a standalone basis, including in connection with Core-Mark’s strategic plan. The Core-Mark Board determined, upon deliberation, that the December 7 Proposal did not provide a compelling valuation of Core-Mark for Core-Mark stockholders, did not justify further discussions with PFG in light of Core-Mark’s business plans as a standalone company, and that Core-Mark was not for sale. The Core-Mark Board directed that Weil coordinate with Mr. Thornton to prepare a letter to PFG in response to the December 7 Proposal notifying PFG of the Core-Mark Board’s determination that the December 7 Proposal did not justify further discussions with PFG. The Core-Mark Board also determined it would be prudent to identify an investment bank to assist the Core-Mark Board in the event of potential further discussions with PFG and analyze potential alternatives, including Core-Mark remaining a standalone company. Based on exploratory meetings between representatives of Core-Mark and representatives from three investment banks, and considering its capabilities, relevant transaction experience and familiarity with the food service and convenience distribution industries, the Core-Mark Board authorized Mr. McPherson to discuss a potential engagement of Barclays Capital, Inc., which is referred to as Barclays, subject to receipt of information with respect to any potential conflicts of interest that Barclays may have with respect to a potential transaction involving PFG.

On December 13, 2020, the Core-Mark Board sent PFG a letter formally declining the December 7 Proposal, noting that the December 7 Proposal did not provide a compelling valuation of Core-Mark for Core-Mark stockholders. Mr. Thornton and Mr. McPherson also contacted Mr. Holm to communicate the Core-Mark Board’s determination that the implied price per share and the consideration mix did not present a compelling valuation of Core-Mark for Core-Mark stockholders.

During the week of December 14, 2020, Core-Mark senior management and representatives of Weil met with representatives of Barclays to discuss their potential engagement. Core-Mark entered into a confidentiality agreement with Barclays on December 15, 2020. On December 18, 2020, Barclays delivered to Core-Mark management, which was forwarded to the Core-Mark Board, a summary of various potential conflicts that the Core-Mark Board should consider prior to engaging Barclays to assist the Core-Mark Board with respect to the potential transaction with PFG. On December 22, 2020, Barclays presented a draft engagement letter to the Core-Mark Board.

On January 4, 2021, Mr. Holm contacted Mr. McPherson to inform him that PFG would be sending a revised indication of interest.

On January 7, 2021, BMO, on behalf of PFG, delivered to Mr. Thornton a written, revised non-binding indication of interest from PFG to acquire Core-Mark, which is referred to as the January 7 Proposal. The January 7 Proposal contemplated an implied price of $42.00-43.00 per share, comprised of approximately 40% in cash and approximately 60% in shares of PFG common stock. The January 7 Proposal also implied a pro forma ownership for Core-Mark’s stockholders in the combined company of approximately 15.2-15.5%. Promptly following receipt, Mr. Thornton forwarded the January 7 Proposal to the Core-Mark Board.

On January 13, 2021, Core-Mark entered into a standalone indemnity agreement with Barclays with respect to the analysis Barclays was conducting for the Core-Mark Board prior to entering into a formal engagement letter.

On January 14, 2021, the Core-Mark Board held a special meeting to discuss the January 7 Proposal, which was attended by members of Core-Mark senior management, representatives of Barclays and representatives of Weil. Representatives of Barclays reviewed with the Core-Mark Board the January 7 Proposal, including Barclays’ views as to PFG’s rationale for pursuing the transaction and their preliminary views with respect to the financial aspects of the January 7 Proposal. Representatives of Weil discussed various legal aspects of a proposed transaction, including the regulatory approvals required in a potential transaction with PFG. The Core-Mark Board considered the following: (i) the potential benefits and risks of exploring a potential transaction with PFG; (ii) the potential benefits and risks of Core-Mark remaining a standalone company; (iii) the terms of the January 7 Proposal, including implied valuation of the January 7 Proposal, the value of PFG common stock and potential synergies; (iv) prior acquisitions completed by PFG and the reaction of PFG stockholders to such acquisitions; and (v) potential responses to PFG. Upon deliberation, the Core-Mark Board directed that Barclays analyze PFG’s leverage and the proposed consideration mix for their consideration at the regularly scheduled board meeting of the Core-Mark Board that was to occur the following week. In addition, the Core-Mark Board authorized senior management and Barclays to inform BMO that the January 7 Proposal was not sufficient to engage in a transaction but that Core-Mark would be open to discussions between Core-Mark and PFG senior executives to exchange limited information and explore potential synergies to enable PFG to potentially increase the value of their offer beyond the value implied by the January 7 Proposal.

On January 20 and January 21, 2021, the Core-Mark Board held a regularly scheduled board meeting, which was attended by members of Core-Mark senior management, representatives of Barclays and representatives of Weil. In addition to regularly scheduled board matters, the Core-Mark Board discussed the January 7 Proposal. In particular, the Core-Mark Board considered PFG’s leverage and the proposed consideration mix based on further information from Barclays, including PFG’s ability to increase the proportion of cash consideration included in PFG’s proposed merger consideration. Upon further discussion of the January 7 Proposal, the Core-Mark Board reiterated their position that Core-Mark would be open to discussions between Core-Mark and PFG senior executives to exchange limited information and explore potential synergies to enable PFG to potentially increase the value of their offer beyond the implied value of the January 7 Proposal and increase the cash component of the merger consideration. The Core-Mark Board then directed Mr. McPherson to coordinate with Barclays and Weil to communicate this feedback to PFG through PFG’s advisors, BMO and Skadden, Arps, Slate, Meagher & Flom LLP, which is referred to as Skadden. Also at the meeting, representatives of Weil and Mr. McPherson outlined for the Core-Mark Board the proposed terms of engagement under a formal engagement letter with Barclays. The Core-Mark Board reviewed the summary of potential conflicts, determined in its business judgment that such conflicts were not material and would not preclude Barclays from acting for Core-Mark independently, and authorized Core-Mark to formally engage Barclays, subject to negotiation of acceptable fees and other terms.

Following the meeting, representatives of Weil contacted representatives of Skadden to communicate that the Core-Mark Board would be willing to enter into a confidentiality agreement to facilitate PFG and Core-Mark engaging in limited diligence so that PFG could potentially improve on the January 7 Proposal.

On January 22, 2021, Core-Mark entered into an engagement letter with Barclays to act as financial advisor to Core-Mark with respect to a potential sale of Core-Mark.

On January 25, 2021, representatives of Skadden contacted representatives of Weil to communicate PFG’s position that it would not be prepared to enter into a confidentiality agreement or conduct any diligence, unless Core-Mark provided a verbal indication or counter-proposal with respect to the January 7 Proposal.

On January 26, 2021, as directed by the Core-Mark Board at the prior board meeting through Mr. McPherson, representatives of Barclays communicated to representatives of BMO that Core-Mark was not prepared to deliver a counter proposal to PFG but that Core-Mark was willing to allow PFG to engage in limited diligence, subject to the execution of a confidentiality agreement with PFG, in order for PFG to potentially improve upon the January 7 Proposal. A representative of BMO indicated to representatives of Barclays that BMO would continue to discuss with PFG and revert with additional feedback.

On February 1, 2021, a representative of BMO, on behalf of PFG, informed Barclays that PFG would not be prepared to undertake diligence on Core-Mark without a counter proposal from Core-Mark.

On February 4, 2021, the Core-Mark Board held a special meeting, which was attended by members of Core-Mark senior management, representatives of Barclays and representatives of Weil. Representatives of Barclays reported to the Core-Mark Board that PFG was unwilling to undertake diligence without a counter proposal from Core-Mark to the January 7 Proposal. The Core-Mark Board considered potential responses to PFG. Upon deliberation, the Core-Mark Board determined that Core-Mark was not for sale, and that the January 7 Proposal did not present terms that were sufficiently compelling to present a counter proposal to PFG. The Core-Mark Board noted that it remained open to evaluating any further improved proposals from PFG and authorized Mr. McPherson to coordinate with Barclays to provide feedback to PFG that the Core-Mark Board would be willing to consider a transaction with an implied per-share price in the upper $40s with at least a 50% cash component. In addition, the Core-Mark Board noted its continued willingness to have PFG engage in limited diligence in order to improve on the valuation in the January 7 Proposal and increase the proportion of cash consideration in the merger consideration.

On February 5, 2021, representatives of Barclays reached out to representatives of BMO to provide the Core-Mark Board’s feedback on valuation and consideration mix and inform them that Core-Mark would not be presenting a specific counter proposal to PFG. Representatives of Barclays also stated that Core-Mark was open to providing limited diligence, subject to a confidentiality agreement, so that PFG could make an improved proposal. In response, the BMO representatives conveyed, on behalf of PFG, that PFG was not willing to enter into a confidentiality agreement for limited diligence at this time and would plan to await Core-Mark’s public earnings release planned for early March and would then further evaluate PFG’s position.

On March 1, 2021, Core-Mark issued a press release announcing its results of operations for the three and twelve months ended December 31, 2020. As part of the announcement, Core-Mark announced a cash dividend of $0.13 per share and Core-Mark’s new three-year $375 million shareholder return plan to support increased share repurchases and growth in dividends, as well as a three-year capital allocation strategy, which would focus on reinvestment in the business, return of capital to stockholders and pursuing strategic acquisitions.

Later during the week of March 1, 2021, representatives of BMO reached out to representatives of Barclays to seek further guidance on the upper $40s range that Barclays had communicated that the Core-Mark Board would be willing to consider. Representatives of Barclays notified the Core-Mark Board of this request. On March 4, 2021, Mr. Thornton, based on input from the Core-Mark Board, authorized representatives of Barclays to communicate to BMO that Core-Mark would be willing to facilitate limited diligence by PFG if PFG’s proposal were in a range of $46.00-$49.00 per share of Core-Mark common stock, with at least a 50% cash component. This was communicated by representatives of Barclays to representatives of BMO on the same day.

On March 16, 2021, Mr. Holm verbally communicated to Mr. McPherson a revised non-binding indication of interest, based on publicly available information, to acquire Core-Mark, which is referred to as the March 16 Proposal. The March 16 Proposal contemplated an implied price of $46.00-47.00 per share, comprised of approximately 50% in cash and approximately 50% in shares of PFG common stock. Once received, Mr. McPherson communicated to the Core-Mark Board the March 16 Proposal.

Members of the Core-Mark Board discussed and considered the valuation under the March 16 Proposal and subsequently authorized Mr. McPherson to communicate to PFG feedback on the March 16 Proposal. In particular, the Core-Mark Board directed that Mr. McPherson indicate Core-Mark’s willingness to continue discussions on the basis of merger consideration of $47.00-48.00 per share of Core-Mark common stock, if the parties would focus their efforts on a brief two to three week diligence period such that PFG can improve on the proposed merger consideration and Core-Mark could evaluate the upside potential of PFG common stock to be received by Core-Mark stockholders. In addition, the Core-Mark Board expressed their view that it was important to analyze potential issues with respect to obtaining HSR Act Clearance and reach an agreement on a construct of the parties’ obligations to obtain regulatory approvals for the potential transaction to be included in the merger agreement, which is referred to as the regulatory approval covenant, and a reverse termination fee payable by PFG to Core-Mark in the event of termination of the merger agreement for failure to obtain HSR Act Clearance, which is referred to as the regulatory reverse termination fee, before moving forward on other aspects of the transaction.

On March 17, 2021, Mr. Holm and Mr. McPherson discussed the parties’ willingness to engage in further discussions on the basis of merger consideration of $46.00-47.00 per share of Core-Mark common stock under the March 16 Proposal. As authorized by the Core-Mark Board, Mr. McPherson communicated that if PFG would revise its proposal to within the range of $47.00-48.00 per share of Core-Mark common stock, Core-Mark would be willing to proceed with a brief two to three week diligence period. As part of that discussion, Mr. McPherson noted that the parties should focus on analyzing potential issues with respect to obtaining HSR Act Clearance, and reaching an agreement on the regulatory approval covenant, prior to moving forward on other aspects of the transaction.

On March 19, 2021, representatives of Barclays reached out to representatives of BMO to communicate the feedback from the Core-Mark Board that was consistent with the message Mr. McPherson had conveyed to Mr. Holm, including with respect to its willingness to proceed on the basis of a revised proposal within the range of $47.00-48.00 per share of Core-Mark common stock. As part of those discussions, representatives of BMO, on behalf of PFG, communicated to Barclays that PFG may consider revising its proposal within the range of $47.00-48.00 per share of Core-Mark common stock.

Later on March 19, 2021, PFG sent Core-Mark a revised non-binding indication of interest to acquire Core-Mark, which is referred to as the March 19 Proposal, for an implied price of $47.00-48.00 per share, comprised of approximately 50% in cash and approximately 50% in shares of PFG common stock. On the basis of discussions prior to the March 19 Proposal, the parties agreed to move forward with a brief two to three week diligence period.

On March 20, 2021, Mr. Thornton had a call with Mr. Holm, who reiterated the parties’ understanding to proceed with a limited diligence period as a next step. Mr. Thornton noted that Core-Mark would conduct diligence to evaluate the upside potential of PFG common stock to be received by Core-Mark stockholders under the March 19 Proposal.

From March 22 to March 25, 2021, Representatives of Weil and Skadden negotiated the terms of a confidentiality agreement with respect to the proposed transactions, which is referred to as the Confidentiality Agreement.

On March 23, 2021, the Core-Mark Board held a special meeting, which was attended by members of Core-Mark senior management and representatives of Weil and Barclays. Representatives of Weil provided an update on the status of the negotiations of the Confidentiality Agreement, including the proposed exclusivity period in the Confidentiality Agreement. Representatives of Weil also reviewed with the Core-Mark Board the fiduciary duties of the directors as well as the timing and risks related to regulatory approvals related to a potential transaction. The Core-Mark Board considered these factors, together with the indicative price range and the consideration mix included in the March 19 Proposal, and authorized Core-Mark’s entry into the Confidentiality Agreement with a 21-day exclusivity period.

On March 25, 2021, PFG and Core-Mark entered into the Confidentiality Agreement. The Confidentiality Agreement contemplated a 21-day mutual exclusivity provision that would be automatically extended unless terminated by either party and mutual standstill provisions that would terminate with respect to either party if such party were to enter into a definitive acquisition agreement with a third party or a third-party offer to acquire such party were to be made public.

Early in the week of March 29, 2021, Core-Mark engaged PwC as a consultant to assist with financial, tax and accounting due diligence with respect to a potential transaction with PFG.

From the week of March 29, 2021, and until the execution of the merger agreement on May 17, 2021, Core-Mark and PFG conducted diligence on each party’s business through a series of diligence calls and document review in electronic data rooms. Representatives of Barclays, Weil, PwC, BMO, Skadden and PFG’s other representatives attended these calls. In addition, Core-Mark conducted diligence on the upside potential of PFG common stock to be received by Core-Mark stockholders. Such diligence included review of analyses of the PFG business prepared by Barclays, analyses of reports provided by PFG’s research analysts and diligence related to industry projections and price targets.

On April 9, 2021, Skadden circulated a first draft of the merger agreement to Weil. The draft merger agreement did not include a proposed regulatory approval covenant or proposed amounts for the respective termination fees.

On April 16, 2021, the Core-Mark Board held a special meeting, which was attended by members of Core-Mark senior management, representatives of Barclays and representatives of Weil. Representatives of Barclays provided an update on recent diligence efforts, including diligence completed by each of PFG and Core-Mark to date, and summarized key takeaways from the diligence that had been completed. Barclays also reviewed for the Core-Mark Board the December 7 Proposal, the January 7 Proposal, the March 16 Proposal and the March 19 Proposal and summarized timing of key next steps. Representatives of Weil provided an update on the analysis of regulatory approvals required for the potential transaction and the ongoing engagement with Weil and Skadden with respect to regulatory matters.

On April 20, 2021, PFG sent to Core-Mark a revised non-binding indication of interest to acquire Core-Mark, which is referred to as the April 20 Proposal. The April 20 Proposal included an implied price of $47.75 per share, comprised of approximately 50% in cash and approximately 50% in shares of PFG common stock. The April 20 Proposal implied a pro forma ownership for Core-Mark’s stockholders in the combined company of approximately 13%.

On April 21, 2021, Skadden circulated to Weil a draft of the regulatory approval covenant, which set forth the parties’ proposed obligations to obtain HSR Act Clearance and the required regulatory approvals. The regulatory approval covenant included a “burdensome condition” standard, which included a divestiture limit providing that PFG would not be required to undertake divestitures of assets that generated aggregate revenues in excess of $400 million. In addition, it contemplated that a regulatory reverse termination fee of $75 million, equal to approximately 3.3% of the equity value of Core-Mark implied by the April 20 Proposal.

On April 22, 2021, the Core-Mark Board held a special meeting, which was attended by members of Core-Mark senior management, representatives of Barclays and representatives of Weil. Representatives of Barclays reviewed with the Core-Mark Board the April 20 Proposal, as compared with the December 7 Proposal, the January 7 Proposal, the March 16 Proposal and the March 19 Proposal. In addition, Barclays reviewed with the Core-Mark Board its views with respect to valuation based on the March 19 Proposal. The Core-Mark Board considered the implied valuation to Core-Mark stockholders on a pro forma basis giving effect to a potential transaction with PFG as compared to Core-Mark on a standalone basis, and considered recent performance of Core-Mark common stock and PFG common stock. Representatives of Weil summarized for the Core-Mark Board the regulatory approval covenant proposed by Skadden and provided an update on the ongoing analysis with respect to HSR Act Clearance. The Core-Mark Board expressed significant concern with respect to the proposed regulatory approval covenant and its impact on deal certainty, noting in particular that the divestiture threshold under the “burdensome condition” standard and the regulatory reverse termination fee amount contemplated by the regulatory approval covenant were insufficient to provide the Core-Mark stockholders certainty of closing. Following further discussion, the Core-Mark Board authorized Mr. McPherson to communicate to Mr. Holm that Core-Mark would be willing to continue to discuss the terms of the April 20 Proposal, subject to resolution of concerns with respect to the regulatory approval covenant, and that the Core-Mark Board would not proceed with further discussions on the merger agreement until the parties had come to an agreement on the regulatory approval covenant. The Core-Mark Board also authorized Weil to prepare a counter proposal on the regulatory approval covenant upon additional receipt of further analysis.

On April 23, 2021, as instructed by the Core-Mark Board, Mr. McPherson conveyed to Mr. Holm Core-Mark’s views with respect to the April 20 Proposal, including the Core-Mark Board’s reservations with respect to the proposed regulatory approval covenant and its impact on deal certainty. In particular, Mr. McPherson noted the Core-Mark Board’s feedback that the divestiture threshold under the “burdensome condition” standard and the regulatory reverse termination fee amount contemplated by the regulatory approval covenant were insufficient to provide Core-Mark stockholders certainty of closing. Mr. McPherson also informed Mr. Holm that Core-Mark would send a counter proposal on the regulatory approval covenant following further analysis of regulatory matters, and that the Core-Mark Board would not proceed with further discussions on the merger agreement until the parties had resolved the regulatory approval covenant.

On April 28, 2021, Mr. Thornton discussed, in separate conversations, with Mr. Holm and Manuel Fernandez, PFG’s lead independent director, representation of Core-Mark directors on the combined company’s board. Also on April 28, 2021, representatives of Skadden conveyed to Weil PFG’s desire to engage with Mr. McPherson on proposed terms of his employment with the combined company following the closing of the proposed transactions. Representatives of Weil reported this request to the Mr. Thornton and Mr. McPherson, who determined it was premature to discuss the terms of Mr. McPherson’s employment at that time, and that Core-Mark would re-evaluate based on the parties’ progress made with respect to the regulatory approval covenant.

On May 2, 2021, Mr. McPherson and representatives of Weil met to discuss the regulatory approval covenant. Following such discussion, representatives of Weil presented to the Core-Mark Board a potential counter proposal on the regulatory approval covenant with a revised “burdensome condition” standard providing a divestiture limit in respect of assets that generated aggregate revenues in excess of $2 billion and a regulatory reverse termination fee of approximately 5.5% of equity value of Core-Mark based on the April 20 Proposal. The Core-Mark Board expressed their support for the proposal and authorized Weil to present the counter proposal to Skadden, which was communicated to representatives of Skadden on the same day.

On May 3, 2021, representatives of Skadden contacted Weil to communicate that PFG would not respond to the revised regulatory approval covenant without reviewing a full draft of the merger agreement. Representatives of Weil reported PFG’s feedback to the Core-Mark Board, who authorized Weil to prepare a revised draft of the merger agreement to be circulated to Skadden.

On May 6, 2021, Weil provided Skadden with a revised draft of the merger agreement. The merger agreement included provisions that, among other things, (i) provided for a “burdensome condition” standard with a divestiture limit in respect of assets that generated aggregate revenues in excess of $2 billion, (ii) provided for a regulatory reverse termination fee of $125 million, reflecting approximately 5.5% of equity value, (iii) permitted Core-Mark to continue its regular quarterly dividend, (iv) revised the limitations on the Core-Mark Board’s ability to change its recommendation to the Core-Mark stockholders to adopt the merger agreement, (v) limited the circumstances under which Core-Mark would be obligated to pay the fiduciary termination fee in the event of termination of the merger agreement and (vi) provided for two Core-Mark directors to be designated to the PFG Board at closing.

On May 10, 2021, Skadden circulated to Weil a further revised merger agreement. The revised merger agreement contemplated that each share of Core-Mark common stock would be exchanged for a number of shares of PFG common stock in an exchange ratio equal to 0.42 shares of PFG common stock. The revised merger agreement also reflected (i) revisions to the “burdensome condition” standard to provide a divestiture limit in respect of assets that generated aggregate revenues in excess of $1.1 billion, (ii) a regulatory reverse termination fee of $88 million, reflecting approximately 4% of equity value of Core-Mark implied by the April 20 Proposal, (iii) a cap on the Core-Mark’s regulatory quarterly dividend equal to $0.13 per share, (iv) restrictions on the ability of the Core-Mark Board to change its recommendation to the Core-Mark stockholders, (v) a revised financing cooperation covenant, (vi) a proposed fiduciary termination fee of $82.5 million, equal to approximately 3.75% of equity value, (vii) revisions to the circumstances under which Core-Mark would be obligated to pay the fiduciary termination fee and (viii) a decrease in the number of Core-Mark directors that would be designated to the PFG Board at closing from two to one.

On May 10 and May 11, 2021, representatives of Weil discussed with Core-Mark senior management and the Core-Mark Board potential feedback to PFG’s proposal on the “burdensome condition” standard, the regulatory reverse termination fee and the fiduciary termination fee. Following evaluation by the Core-Mark Board, the Core-Mark Board authorized Weil to communicate to Skadden a proposed “burdensome condition” standard with a divestiture limit in respect of assets that generated aggregate revenues in excess of $1.8 billion, regulatory reverse termination fee of approximately 5% of equity value and a fiduciary termination fee of 3% or less of equity value. On May 11, 2021, representatives of Weil contacted Skadden to convey the requested points to Skadden.

On May 12, 2021, representatives of Weil spoke with representatives of Skadden and members of PFG senior management to discuss open points in the merger agreement. PFG indicated their willingness to come to an agreement on Core-Mark’s proposal for the “burdensome condition” standard with a divestiture limit of $1.8 billion, regulatory reverse termination fee of approximately 5% of equity value and fiduciary termination fee of 3% of equity value that Weil had communicated, if the parties would work towards executing the definitive merger agreement on or prior to May 17.

On May 12, 2021, Mr. Thornton, Mr. Gross, Mr. McPherson and representatives of Weil discussed the exchange ratio proposed by PFG in the prior draft of the merger agreement of 0.42. Core-Mark senior management and members of the Core-Mark Board, with input from Barclays, evaluated the calculation methodology for the exchange ratio, particularly with respect to the duration of the trading period for determining the value of PFG common stock. Upon direction of members of the Core-Mark Board, representatives of Weil communicated to Skadden a counter proposal on the exchange ratio of 0.45 based on the trading prices of Core-Mark common stock and PFG common stock through May 12, 2021, which was also communicated between representatives of Barclays and BMO.

Upon further discussion by the parties, on May 13, 2021, BMO presented, on behalf of PFG, a counter proposal for an exchange ratio of 0.44, which was communicated to the Core-Mark Board and Core-Mark senior management.

On May 13, 2021, representatives of Skadden reached out to representatives of Weil to discuss PFG’s desire to engage with Mr. McPherson with respect to a potential employment agreement between PFG and Mr. McPherson. Consistent with Core-Mark’s determination on April 28, 2021, representatives from Weil requested that PFG refrain from discussing Mr. McPherson’s employment package until the key issues in the merger agreement were finalized.

On May 13, 2021, the Core-Mark Board held a special meeting, which was attended by members of Core-Mark senior management, representatives of Barclays and representatives of Weil. Representatives of Weil presented to the Core-Mark Board a summary of material outstanding terms of the merger agreement. The Core-Mark Board considered potential responses to the open points, including the following: (i) PFG’s response on Core-Mark’s proposal with respect to the “burdensome condition” standard; (ii) the regulatory reverse termination fee; (iii) the fiduciary termination fee; (iv) the circumstances under which the fiduciary termination fee would be payable by Core-Mark; (v) Core-Mark’s ability to declare dividends under the merger agreement; (vi) revisions to the ability of the Core-Mark Board to change its recommendation to the Core-Mark stockholders; (vii) the financing cooperation covenant; and (viii) the potential designation of two Core-Mark directors to the PFG Board. The Core-Mark Board also discussed the measurement period to determine the per share value of PFG common stock for purposes of determining the exchange ratio. Upon consideration, the Core-Mark Board approved an exchange ratio of 0.44 for the stock portion of merger consideration if the parties were able to enter into a definitive agreement by May 17. In addition, representatives of Weil discussed the revisions to the financing cooperation covenant and the availability of financing options to PFG (including its ABL credit facility) to fund the cash consideration, and presented proposed terms of a retention pool and change of control severance plan. The Core-Mark Board expressed their support for ensure continuing benefits for Core-Mark employees following the merger, including a retention plan and severance benefits and directed Core-Mark senior management and Weil to ensure PFG agreed to provide sufficient incentives to retain Core-Mark employees. In addition, representatives of Weil communicated to the Core-Mark Board PFG’s request to engage with Mr. McPherson with respect to a potential employment agreement between PFG and Mr. McPherson. Following discussion, the Core-Mark Board determined the parties should come to an agreement on the exchange ratio prior to proceeding with such discussions.

On May 13, 2021, Skadden shared with Weil proposed terms for severance benefits for continuing employees of Core-Mark.

On May 14, 2021, Weil circulated to Skadden a further revised merger agreement. The merger agreement reflected (i) an exchange ratio of 0.44, (ii) a “burdensome condition” standard with a divestiture limit of $1.8 billion, (iii) a regulatory reverse termination fee of approximately 5% of equity value, (iv) a fiduciary termination fee of 3% of equity value, (v) revisions to the circumstances under which Core-Mark would be obligated to pay the fiduciary termination fee, (vi) revisions to the ability of the Core-Mark Board to change its recommendation to the Core-Mark stockholders and (vii) that two Core-Mark directors would be designated to the PFG Board at closing.

Also on May 14, 2021, representatives of Weil and Skadden convened a call to discuss open points in the merger agreement, which was attended by Core-Mark senior management and PFG senior management. In addition, Weil shared with Skadden proposed terms for severance benefits and the terms of a retention pool. Following the discussion, Skadden circulated a further revised merger agreement to Weil, which included revisions to the circumstances under which Core-Mark would be obligated to pay the fiduciary termination fee, the ability of the Core-Mark Board to change its recommendation to the Core-Mark stockholders in compliance with its fiduciary duties and that one Core-Mark director would be designated to the PFG Board at closing.

On May 15, 2021, Skadden circulated a further revised merger agreement that included additional revisions with respect to continuing benefits for employees.

On May 15, 2021, the Core-Mark Board held a special meeting, which was attended by members of Core-Mark senior management, representatives of Barclays and representatives of Weil. Representatives of Barclays provided an updated valuation analysis of the latest proposed terms under the merger agreement, a market update on the performance of Core-Mark common stock and PFG common stock as well as an update on diligence performed on PFG to date. Representatives of Weil then summarized for the Core-Mark Board key open issues in the merger agreement, including the circumstances under which the fiduciary termination fee would be payable by Core-Mark, the “change in recommendation” standard and the designation of Core-Mark directors to the PFG Board. The Core-Mark Board evaluated potential responses on the open issues, and provided feedback to Weil. The Core-Mark Board also expressed their approval in allowing PFG to engage with Mr. McPherson with respect to terms of his employment with the combined company, which representatives of Weil communicated to Skadden.

Also on May 15, 2021, representatives of Weil and Skadden met to discuss further open points on the merger agreement as informed by the Core-Mark Board’s earlier discussion, which was attended by Core-Mark senior management and PFG senior management. Following the discussion, Weil circulated to Skadden a further revised draft of the merger agreement, which reflected further revisions to the “change in recommendation” standard and that two Core-Mark directors would be designated to the PFG Board following the proposed transactions.

On the evening of May 15, 2021, PFG circulated to Mr. McPherson proposed terms of employment with the combined company.

From May 15, 2021, until May 17, 2021, Core-Mark and PFG, through Weil and Skadden, continued to discuss open terms in the merger agreement, including the number of Core-Mark directors to be designated to the PFG Board following the proposed transactions and the terms of continuing benefits for employees, while PFG and Mr. McPherson continued discussions on the proposed terms of Mr. McPherson’s employment, which were ultimately resolved on May 17, 2021.

On May 17, 2021, the Core-Mark Board held a regularly scheduled meeting, which was attended by members of Core-Mark senior management, representatives of Barclays and representatives of Weil. During the meeting, Core-Mark senior management provided an update on the status of the transaction. Representatives of Weil again reviewed with the Core-Mark Board its fiduciary duties under Delaware law and reviewed a summary of the proposed terms of the merger agreement, including a summary of points that had been resolved since the prior Core-Mark Board meeting. Among these points was a revised provision stating that at least one Core-Mark director would be designated to the PFG Board following the proposed transactions. Representatives of Barclays also presented Barclays’ financial analysis regarding Core-Mark and the transaction and rendered to the Core-Mark Board its oral opinion, subsequently confirmed in writing, to the effect that, as of May 17, 2021, and subject to the qualifications, limitations, factors and assumptions set forth therein, the merger consideration of $23.875 per share in cash and 0.44 per share in PFG common stock to be paid to the Core-Mark stockholders pursuant to the merger agreement was fair from a financial point of view to Core-Mark stockholders. After considering the proposed terms of the merger agreement and taking into consideration a variety of factors, including those described in “—Core-Mark Board’s Recommendation for the Merger Agreement Proposal and Its Reasons for the Proposed Transactions,” the Core-

Mark Board unanimously (i) approved the merger agreement and the consummation the proposed transactions, (ii) determined that the merger agreement and the consummation of the proposed transactions were fair to, and in the best interests of, Core-Mark and its stockholders, (iii) directed that the Merger Agreement Proposal be submitted to a vote of the Core-Mark stockholders and (iv) recommended that the Core-Mark stockholders vote “FOR” the Merger Agreement Proposal.

On the evening of May 17, 2021, each of Core-Mark, PFG and the Merger Subs executed and delivered the merger agreement.

On the morning of May 18, 2021, prior to market open, Core-Mark and PFG issued a joint press release announcing the proposed transactions.

PFG Board’s Reasons for the Proposed Transactions

On May 17, 2021, the PFG Board unanimously approved and declared advisable the merger agreement and the consummation of the proposed transactions.

In evaluating the merger agreement and the transactions contemplated thereby, the PFG Board consulted with PFG’s management and legal and financial advisors and considered a variety of factors, risks and uncertainties related to the proposed transactions, including, but not limited to, the factors, risks and uncertainties described below.

Strategic Factors

The PFG Board considered a number of factors related to the strategic rationale for the proposed transactions, including, but not limited to, the following:

•	PFG’s and Core-Mark’s business, strategy, current and projected financial condition, current earnings and earnings prospects;

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the belief that the proposed transactions will accelerate PFG’s diversification by adding highly complementary assets in the convenience store channel and a complementary customer-centric operating model with a consistent go-to-market approach and selling culture focused on customer success;

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the belief that the proposed transactions will enhance Core-Mark’s value proposition by leveraging PFG’s “fresh” and food service expertise to create efficiencies and drive growth in the combined company’s convenience store distribution platform;

•	the belief that the proposed transactions will enhance an attractive customer base and public offerings and build on PFG’s current foodservice focus within the convenience channel;

•	that PFG has a proven track record of effectively executing and integrating acquisitions;

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that the addition of key Core-Mark executives with familiarity, and a deep understanding of, the foodservice and convenience retail industry, will enhance PFG’s management and operation of the combined company; and

•	that George Holm, Chairman of the PFG Board and PFG’s Chief Executive Officer & President, will lead the combined company.

Financial Factors

The PFG Board considered a number of factors related to the financial rationale for the proposed transactions, including, but not limited to, the following:

•	the earnings accretion that the PFG Board believes will result from the proposed transactions;

•	the belief that the proposed transactions are expected to result in significant annual run-rate net cost synergies by the third full year after the closing;

•	the belief that the combined company will maintain financial strength and flexibility, including after taking into account additional transaction-related indebtedness;

•	recent and historical market prices, volatility and trading information for PFG common stock and Core-Mark common stock;

•	the credit rating that PFG is expected to have after incurring the indebtedness necessary to finance the cash portion of the merger consideration;

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the belief that PFG will have the necessary financing to pay the aggregate cash portion of the merger consideration and that PFG, following the proposed transactions, will be able to repay, service or refinance any indebtedness that is expected to form the financing for the proposed transactions and, with respect to such indebtedness, to comply with applicable financial covenants; and

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the exchange ratio is fixed and will not change based on changes in the trading prices of PFG common stock or Core-Mark common stock or changes in the business performance or financial results of PFG or Core-Mark, which creates certainty as to the number of shares of PFG common stock to be issued in the proposed transactions.

Terms of the Merger Agreement

The PFG Board considered the terms of the merger agreement, including the representations, warranties, covenants, agreements and rights of the parties under the merger agreement, the conditions to each party’s obligation to complete the proposed transactions and the circumstances under which each party may terminate the merger agreement. See the section entitled “The Merger Agreement.” In particular, the PFG Board considered the factors below.

Regulatory Approvals

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The belief that, although completion of the proposed transactions is subject to the HSR Act Clearance, the parties will be able to obtain the HSR Act Clearance without materially and adversely affecting their respective businesses.

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The belief that the outside date (as it may be extended) under the merger agreement, after which PFG or Core-Mark, subject to certain exceptions, may terminate the merger agreement, provides the parties with sufficient time to obtain the HSR Act Clearance.

•	PFG is not required to agree to any “burdensome condition” in connection with the parties obtaining the HSR Act Clearance.

Core-Marks’s Covenants and Agreements

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Core-Mark is required to pay PFG a termination fee of $66,000,000 if the merger agreement is terminated (i) by PFG due to (1) the Core-Mark Board changing its recommendation that Core-Mark stockholders vote “FOR” the Merger Agreement Proposal or (2) Core-Mark willfully and materially breaching its no-solicitation obligations or (ii) by Core-Mark in order to enter into a definitive acquisition agreement for a superior proposal to acquire Core-Mark.

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Core-Mark is required to pay PFG a fee of $66,000,000 if (i) the merger agreement is terminated due to the Core-Mark stockholders’ failure to approve the Merger Agreement Proposal and, prior to such termination, any alternative acquisition proposal is made known to the Core-Mark Board or is publicly announced by the person making such alternative acquisition proposal and, with respect to any such alternative acquisition proposal that has not been publicly announced, is not withdrawn and (ii) within twelve months after the date of such termination, Core-Mark consummates an alternative acquisition proposal or enters into a definitive agreement for an alternative acquisition proposal and such alternative acquisition proposal is ultimately consummated;

•	The merger agreement provides for reasonable restrictions on the operations of Core-Mark’s business prior to completion of the proposed transactions.

PFG Termination Fees

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Although PFG must pay Core-Mark a termination fee of $110,000,000 if the merger agreement is terminated because the proposed transactions have not occurred by the outside date (as it may be extended) or a legal restraint related to antitrust laws has become final and nonappealable and, at the time of any such termination, all of the conditions to PFG completing the proposed transactions have been satisfied or waived, except for (i) the closing condition regarding the existence of a legal restraint that relates to the HSR Act Clearance and (ii) any condition that by its nature is to be satisfied at the closing, the PFG Board’s belief that such termination fee is reasonable in light of the circumstances.

Other Merger Agreement Terms

•	The customary nature of PFG’s representations and warranties, as well as its other covenants, in the merger agreement.

•	The current members of the PFG Board will serve as members of the board of directors of the combined company.

Other Factors Weighing in Favor of the Transaction

The PFG Board also considered a number of other factors weighing in favor of the proposed transactions, including, but not limited to, the following:

•	the PFG stockholders immediately prior to the proposed transactions will own approximately 87% of the outstanding PFG common stock immediately following the proposed transactions;

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the review provided to the PFG Board by PFG’s management of PFG’s and Core-Mark’s respective businesses, historical financial performance and condition, operations, properties, assets, regulatory issues, competitive positions, prospects and management; and

•	the recommendation by PFG’s management in favor of the proposed transactions.

Risks, Uncertainties and Other Factors Weighing Negatively Against the Transaction

The PFG Board also considered potential risks, uncertainties and other factors weighing negatively against the proposed transactions, including, but not limited to, those set forth below.

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The exchange ratio is fixed and will not change based on changes in the trading prices of PFG common stock or Core-Mark common stock or changes in the business performance or financial results of PFG or Core-Mark. Accordingly, if the value of Core-Mark’s businesses decline relative to the value of PFG’s businesses prior to completion of the proposed transactions, the ownership percentage of the current Core-Mark stockholders in the combined company may exceed Core-Mark’s relative contribution to the combined company.

•	The dilution of existing shares of PFG common stock as a result of the share issuance.

•	PFG and Core-Mark will incur substantial costs and expenses in connection with the proposed transactions, including legal, financial advisory and accountants’ fees.

•	The difficulties in combining the businesses and workforces of PFG and Core-Mark based on, among other things, the size, scope and complexity of the two companies.

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The challenges inherent in the management and operation of the combined company, including the risk that integration costs may be greater than anticipated and integration may require greater-than-anticipated management attention and focus after the completion of the proposed transactions.

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The risk that the anticipated cost synergies, operational efficiencies and other benefits sought to be obtained from the proposed transactions might not be achieved in the contemplated time frame, to the degree anticipated or at all.

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The risk that PFG management attention and PFG resources may be diverted from the operation of PFG’s businesses, including other strategic opportunities and operational matters, while PFG is working toward the completion of the proposed transactions.

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Completion of the proposed transactions is subject to the HSR Act Clearance, and receipt of the HSR Act Clearance cannot be guaranteed. Governmental authorities may seek to impose unfavorable terms or conditions on the HSR Act Clearance or not grant it at all. In addition, obtaining the HSR Act Clearance may take a significant period of time, and the pendency of the proposed transactions during such period may preclude PFG from pursuing other strategic opportunities.

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PFG must pay Core-Mark a termination fee of $110,000,000 if the merger agreement is terminated because the proposed transactions have not occurred by the outside date (as it may be extended) or a legal restraint related to antitrust laws has become final and nonappealable and, at the time of any such termination, all of the conditions to PFG completing the proposed transactions have been satisfied or waived, except for (i) the closing condition regarding the existence of a legal restraint that relates to the HSR Act Clearance and (ii) any condition that by its nature is to be satisfied at the closing.

•

The risk that the proposed transactions may not be completed despite the parties’ efforts or that completion of the proposed transactions may be unduly delayed, even if Core-Mark stockholders approve the Merger Agreement Proposal, including the possibility that conditions to the parties’ obligations to complete the proposed transactions may not be satisfied, and the potential resulting disruption to PFG’s business.

•

The potential negative effect of the pendency of the proposed transactions on PFG’s and Core-Mark’s respective businesses and relationships with employees, customers, providers, vendors and governmental authorities, including regulators and the communities in which they operate, as well as the risk that certain key members of Core-Mark’s senior management might choose not to remain employed by Core-Mark through the closing.

•

The potential negative effect of the failure of the proposed transactions to be completed on a timely basis or at all on PFG’s business and relationships with employees, customers, providers, vendors and governmental authorities, including regulators and the communities in which they operate.

•

Completion of the proposed transactions is not conditioned on PFG’s ability to find suitable financing for the cash portion of the merger consideration and Core-Mark’s right to specifically enforce PFG’s obligation to close the proposed transactions even if PFG has not found suitable financing.

•	The risk that the additional indebtedness to be incurred by PFG in connection with the proposed transactions could have a negative impact on PFG’s credit rating and flexibility.

•

Although the merger agreement prohibits Core-Mark from soliciting a transaction from a third party to acquire Core-Mark, Core-Mark may provide information to, and enter into discussions or negotiations with, a third party regarding an acquisition of Core-Mark, if prior to obtaining Core-Mark stockholder approval of the Merger Agreement Proposal, Core-Mark receives an unsolicited, bona fide written proposal from such third party to acquire Core-Mark and the Core-Mark Board determines that such proposal is or could reasonably be expected to lead to a superior proposal to acquire Core-Mark.

•

Subject to compliance with the terms of the merger agreement, in response to the receipt of such a superior proposal to acquire Core-Mark, prior to obtaining Core-Mark stockholder approval of the Merger Agreement Proposal, the Core-Mark Board may change its recommendation that Core-Mark stockholders vote “FOR” the Merger Agreement Proposal or authorize Core-Mark to terminate the merger agreement if the Core-Mark Board determines that the failure to make such change in recommendation or to authorize such termination would be inconsistent with the Core-Mark Board’s fiduciary duties.

•

Subject to compliance with the terms of the merger agreement, in response to certain material events or circumstances that were not known to the Core-Mark Board (or if known, were not reasonably foreseeable), the Core-Mark Board may change its recommendation that Core-Mark stockholders vote “FOR” the Merger Agreement Proposal if the Core-Mark Board determines that the failure to make such change in recommendation would be inconsistent with the Core-Mark Board’s fiduciary duties.

•	Completion of the proposed transactions is subject to Core-Mark stockholders approving the Merger Agreement Proposal, and the risk that such approval may not be obtained.

•	The merger agreement imposes certain restrictions on PFG’s operations until completion of the proposed transactions.

•

The availability of appraisal rights for Core-Mark stockholders that comply with the applicable provisions of Delaware law, and the risk that the “fair value” of the shares of Core-Mark common stock held by such stockholders under Delaware law may be higher than the merger consideration.

•

Certain senior executives of Core-Mark would receive substantial payments in connection with the proposed transactions, and a portion of the payments may not be deductible for federal and state income tax purposes by the combined company. See the section entitled “The Proposed Transactions—Interests of Core-Mark Directors and Executive Officers in the Proposed Transactions.”

•	The risks of the type and nature described under “Risk Factors” beginning on page 37 and the matters described under “Cautionary Note Regarding Forward-Looking Statements” beginning on page 33.

Other Factors

The PFG Board also considered (i) its fiduciary duties in light of the foregoing, (ii) that its resolutions approving the merger agreement and the proposed transactions were approved unanimously by the PFG Board, which is comprised of a majority of independent directors that are not employees of PFG or any of its subsidiaries, (iii) that it received the views of PFG’s senior management, and the advice of PFG’s legal and financial advisors, regarding the proposed transactions and (iv) the type and nature of the risks described under the section entitled “Risk Factors” beginning on page 37 and the matters described under “Cautionary Note Regarding Forward-Looking Statements” beginning on page 33.

Conclusion

The PFG Board unanimously believes that, overall, the potential benefits of the proposed transactions outweigh the risks, uncertainties and factors weighing negatively against the proposed transactions.

In view of the wide variety of factors considered in connection with its evaluation of the proposed transactions and the complexity of these matters, the PFG Board did not consider it practical, and the PFG Board did not attempt, to quantify, rank or otherwise assign relative weights to the different factors it considered in reaching its decision.

The PFG Board did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination, but rather the PFG Board conducted an overall review of the factors described above, including discussions with PFG’s senior management team and PFG’s legal and financial advisors. In considering the factors described above, individual members of the PFG Board may have given different weight to different factors.

Core-Mark Board’s Recommendation with respect to the Merger Agreement Proposal and Its Reasons for the Proposed Transactions

On May 17, 2021, the Core-Mark Board unanimously (i) approved the merger agreement and the consummation the proposed transactions, (ii) determined that the merger agreement and the consummation of the proposed transactions were fair to, and in the best interests of, Core-Mark and its stockholders, (iii) directed that the Merger Agreement Proposal be submitted to a vote of the Core-Mark stockholders and (iv) recommended that the Core-Mark stockholders vote “FOR” the Merger Agreement Proposal.

In evaluating the merger agreement and the proposed transactions, the Core-Mark Board consulted with Core-Mark’s management and legal and financial advisors and, in reaching its determinations, the Core-Mark Board considered a variety of factors with respect to the proposed transactions, including the factors listed below.

Strategic Factors

The Core-Mark Board considered a number of factors related to the strategic rationale for the proposed transactions, including, but not limited to, the following:

•

the Core-Mark Board’s belief that the combination of Core-Mark and PFG will expand the geographic footprint of, and increase the market diversification and overall scale of, the combined company as compared to each company on a standalone basis, including the Core-Mark Boards’s belief that (i) the combined company would have pro forma LTM net sales of approximately $44 billion, thereby well-positioning the combined company to provide a best-in-class product offering to customers, particularly with respect to diversification of offerings in the “fresh” and food service categories, as well as create efficiencies and drive growth in the combined company’s convenience store distribution platform and (ii) the combination would provide a compelling opportunity to enhance value for Core-Mark stockholders;

•

the Core-Mark Board’s belief that the strategic and transformative nature of combining two complementary customer-centric suppliers in the foodservice and convenience retail industry would add customers within the combined company’s convenience channel, enhance product offerings and better position the combined company to serve customers;

•

the potential synergies the proposed transactions could bring the combined company, including that the combined company would be expected to achieve approximately $40 million in run-rate net cost synergies by the third year following the closing;

•	the Core-Mark Board’s familiarity with, and understanding of, Core-Mark’s business, current business strategy and prospects, including challenges in the foodservice and convenience retail industry;

•

the advantages of the proposed transactions over other strategic transactions available to Core-Mark following the Core-Mark Board’s evaluation, with the assistance of Core-Mark’s management and legal and financial advisors, of various potential options available to Core-Mark, including remaining an independent company; and

•	that PFG has a proven track record of effectively executing and implementing complex transactions.

Financial Factors

The Core-Mark Board considered a number of factors related to the financial rationale for the proposed transactions, including, but not limited to, the following:

•

the Core-Mark Board’s view that the merger consideration to be received by Core-Mark stockholders represented a highly attractive valuation relative to the standalone prospects of Core-Mark and the recent and historic trading prices and trading multiples of Core-Mark common stock, including that (i) the implied per share merger consideration represented an approximately 12%, 16% and 25% premium to the volume weighted average closing price per share of Core-Mark common stock in the 30, 60 and 90-calendar day periods as of May 14, 2021, the last trading date before the Core-Mark Board approved the merger agreement, respectively, (ii) the enterprise value/Adjusted EBITDA multiples on a “next-twelve-months” basis, implied by the merger consideration were higher than historical enterprise value/Adjusted EBITDA multiples of Core-Mark on a standalone basis, including with respect to the 18-month high and the 18-month average and (iii) the enterprise value/Adjusted EBITDA implied by the merger consideration compared favorably to multiples of public company peers in the convenience industry as well as multiples implied in prior similar transactions between companies in the convenience industry;

•

the oral opinion of Barclays delivered to the Core-Mark Board on May 17, 2021, which was subsequently confirmed in writing, that, as of such date and subject to the factors and assumptions set forth in its opinion, the merger consideration to be paid to the holders of Core-Mark common stock in the merger was fair, from a financial point of view, to such stockholders, as more fully described below under the caption “—Opinion of Core-Mark’s Financial Advisor” (the full text of the written opinion of Barclays, dated May 17, 2021, which sets forth, among other things, the assumptions made, procedures followed, matters considered and review undertaken in connection with rendering its opinion, is attached as Annex B to this proxy statement/prospectus);

•

that approximately half of the merger consideration will be paid in shares of PFG common stock, thus providing Core-Mark stockholders with meaningful participation in any potential growth in the earnings and cash flows of a larger, more diversified company, in any synergies achieved by the combined company and in any potential future appreciation in the value of the combined company shares following the closing;

•

that the exchange ratio is fixed and will not fluctuate based upon changes in the market price of Core-Mark or PFG common stock between the date of the merger agreement and the date of the closing, and therefore the value of the merger consideration payable to Core-Mark stockholders will increase in the event that the share price of PFG increases prior to the closing;

•

that approximately half of the merger consideration will be paid in cash, providing Core-Mark stockholders with significant liquidity upon closing, and enabling Core-Mark stockholders to immediately realize a significant portion of Core-Mark’s present and potential future value without the potential market or execution risks associated with continuing as a standalone company;

•	that Core-Mark would be permitted to continue paying its current quarterly dividend under the terms of the merger agreement;

•

the Core-Mark Board’s knowledge of Core-Mark’s business, operations, financial condition, earnings and prospects and its knowledge of PFG’s business, operations, financial condition, earnings and prospects;

•

that Core-Mark management’s internal financial projections on a standalone basis, including the forecasts described in the section titled “—Certain Unaudited Prospective Financial Information Reviewed by the Core-Mark Board,” may not be achieved, and that the value of shares of Core-Mark common stock could be lower than the implied value of the merger consideration;

•	that the consideration mix will help ensure a manageable debt-to-capitalization ratio for the combined company, allowing the combined company to pursue additional value enhancing opportunities;

•	that, for U.S. federal income tax purposes, PFG and Core-Mark intend for the transaction to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code; and

•	that Core-Mark stockholders who do not vote to adopt the merger agreement and who follow certain prescribed procedures are entitled to appraisal rights under Delaware law.

Terms of the Merger Agreement

The Core-Mark Board considered the terms of the merger agreement, including the representations, warranties, covenants, agreements and rights of the parties under the merger agreement, the conditions to each party’s obligation to complete the closing, and the circumstances under which each party may terminate the merger agreement. See the section entitled “The Merger Agreement.” In particular, the Core-Mark Board considered the factors below.

Stockholder Approval

•

The closing is subject to the adoption of the merger agreement by Core-Mark’s stockholders, and the belief that, in this regard, Core-Mark’s directors and executive officers do not own a significant enough interest in Core-Mark common stock, in the aggregate, to influence substantially the outcome of such stockholder vote.

Regulatory Approvals

•

The significant commitment by PFG to use reasonable best efforts to obtain required regulatory approvals from governmental authorities, including HSR Act Clearance, as well as to cooperate with Core-Mark to defend any actions or proceedings that challenge the consummation of the proposed transactions.

•	The assessment of the Core-Mark Board, after considering the advice of counsel, regarding the likelihood of obtaining the HSR Act Clearance.

•

The belief that the outside date (as it may be extended) under the merger agreement, after which PFG or Core-Mark, subject to certain exceptions, may terminate the merger agreement, provides the parties with sufficient time to obtain the HSR Act Clearance.

•

The reverse termination fee of $110,000,000 payable by PFG to Core-Mark if the merger agreement is terminated because the closing has not occurred by the outside date or because a final, nonappealable Legal Restraint related to antitrust laws prohibits the closing and, at the time of such termination, all of the closing conditions, other than the receipt of HSR Act Clearance and the absence of a Legal Restraint related to antitrust laws, in favor of PFG have been satisfied or waived (other than conditions that by their nature are to be satisfied at the closing).

Core-Mark’s No-Shop Provisions and Related Termination Fee

•

Although the merger agreement prohibits Core-Mark from soliciting a transaction from a third party to acquire Core-Mark, the merger agreement does not preclude a third party from making an unsolicited superior acquisition proposal to Core-Mark.

•

Core-Mark may negotiate and enter into an acceptable confidentiality agreement with, provide information to, and enter into discussions or negotiations with, a third party regarding an acquisition of Core-Mark, if prior to obtaining Core-Mark stockholder approval of the Merger Agreement Proposal, Core-Mark receives an unsolicited, bona fide written proposal from such third party to acquire Core-Mark and the Core-Mark Board determines that such proposal is or could reasonably be expected to lead to a superior proposal to acquire Core-Mark.

•	The closing is subject to the approval of the Merger Agreement Proposal, which allows sufficient time for a third party to make a superior proposal to acquire Core-Mark if it desires to do so.

•

If Core-Mark were to receive an unsolicited superior acquisition proposal from a third party, the Core-Mark Board would be able to consider such superior acquisition proposal and to terminate the merger agreement and/or change its recommendation that Core-Mark stockholders vote in favor of the Merger Agreement Proposal, subject to customary matching rights in favor of PFG.

•

The belief that the Core-Mark no-shop provisions and the related termination fee are reasonable in light of the circumstances (including the context discussed above, the overall terms of the merger agreement, and the belief that such no-shop provisions and the amount of such termination fee are generally consistent with provisions and termination fees in comparable transactions and not preclusive of other offers).

•

The ability of the Core-Mark Board, subject to certain conditions, to change its recommendation in favor of the adoption of the merger agreement by Core-Mark’s stockholders in response to an intervening event, if the Core-Mark Board determines that failure to take such action would be inconsistent with its fiduciary duties under applicable law.

Governance Provisions

•	At least one Core-Mark director would join the PFG Board, thereby providing an opportunity for the combined company to benefit from the insights and experience of the Core-Mark directors.

Other Merger Agreement Terms

•	Core-Mark is entitled to specific enforcement of PFG’s obligations under the merger agreement.

•	The absence of a financing condition, and PFG’s representations, warranties and covenants related to obtaining the financing to closing.

•

The customary nature of Core-Mark’s other representations, warranties and covenants in the merger agreement and the sufficient operational flexibility provided for during the period prior to the closing.

Other Factors Weighing in Favor of the Proposed Transactions

The Core-Mark Board also considered a number of other factors weighing in favor of approving the merger agreement and the proposed transactions, including, but not limited to, the following:

•	that the Core-Mark stockholders immediately prior to the closing will own approximately 13% of the outstanding PFG common stock immediately following the closing;

•

the review and analysis provided to the Core-Mark Board by Core-Mark’s management and Core-Mark’s financial advisor, Barclays, of Core-Mark’s and PFG’s respective businesses, historical financial performance and condition, operations, properties, assets, regulatory issues, competitive positions, prospects and management;

•

that for a period of 12 months immediately following the merger, each employee of Core-Mark or its subsidiaries who continues to be employed by PFG or its subsidiaries will be provided with (i) an annual base salary or wage rate that is no less favorable than that provided to each such employee immediately prior to the closing, (ii) subject to certain exceptions, target annual cash and long-term incentive compensation opportunities that are no less favorable in the aggregate than provided prior to the closing and (iii) employee benefits that are no less favorable in the aggregate than those provided prior to the closing; and

•	the recommendation by Core-Mark’s management in favor of the proposed transactions.

Risks, Uncertainties and Other Factors Weighing Negatively Against the Proposed Transactions

The Core-Mark Board also considered potential risks, uncertainties and other factors weighing negatively against the proposed transactions, including, but not limited to, the following:

•

the risk that the HSR Act Clearance may not be obtained or that terms and conditions may be imposed on the HSR Act Clearance, as more fully described under the caption “—Regulatory Approvals Required for the Proposed Transactions,” which terms and conditions may adversely affect the business and financial results of the combined company and its ability to realize the expected benefits of the proposed transactions and the limitations on PFG’s commitments to take certain actions as described in “The Merger Agreement—Conditions to the Proposed Transactions—Conditions to the Obligations of PFG and Merger Subs to Complete the Proposed Transactions”;

•

the possibility that the proposed transactions may not be completed, or that their completion may be delayed for reasons that are beyond the control of Core-Mark or PFG, including the failure of Core-Mark stockholders to approve the Merger Agreement Proposal or the failure of Core-Mark or PFG to satisfy other requirements that are conditions to closing, and the impact that such failure or delay would have on Core-Mark;

•

that the exchange ratio is fixed and will not fluctuate based upon changes in the market price of Core-Mark or PFG common stock between the date of the merger agreement and the date of the closing, and therefore Core-Mark will be exposed to an adverse development in PFG’s business, operations, financial condition, earnings and prospects resulting in the value of the merger consideration payable to Core-Mark stockholders decreasing in the event that the share price of PFG decreases prior to the closing;

•

the termination fee payable by Core-Mark to PFG if the merger agreement is terminated under certain circumstances, including (i) if PFG terminates the merger agreement for a Core-Mark Change in Recommendation or if Core-Mark willfully and materially breaches its no-shop obligations in the merger agreement and fails to cure such breach within the period specified in the merger agreement, or (ii) if Core-Mark terminates the merger agreement to enter into a definitive agreement with respect to a superior acquisition proposal with a third party as described in “The Merger Agreement—Termination Fees and Other Fees—Termination Fee Payable by Core-Mark”;

•

that Core-Mark stockholders would not have the opportunity to participate in Core-Mark’s potential upside as a standalone company, but would rather only participate in Core-Mark’s upside as a part of the combined company if they retain the stock portion of the merger consideration following the closing;

•

the restrictions under the terms of the merger agreement on the conduct of Core-Mark’s business prior to the closing, which could delay or prevent Core-Mark from undertaking strategic and other business opportunities that might arise pending the closing, in particular if the proposed transactions are not consummated;

•

the amount of time it could take to complete the regulatory approval process and the proposed transactions, and the possible diversion of management’s attention from Core-Mark’s ongoing business given the substantial time and effort necessary to consummate the proposed transactions and to plan for and implement the integration of the operations of Core-Mark and PFG;

•

the challenges inherent in the combination of two businesses of the size and complexity of Core-Mark and PFG, including the risk that integration of the two companies may take more time and be more costly than anticipated, the risk of not being able to realize all of the anticipated cost savings and operational synergies between Core-Mark and PFG and the risk that other anticipated benefits might not be realized;

•

the potential negative effect of the pendency of the proposed transactions on PFG’s and Core-Mark’s respective businesses and relationships with employees, customers, providers, vendors and governmental authorities, including regulators and the communities in which they operate, as well as the risk that certain key members of Core-Mark’s senior management might choose not to remain employed by Core-Mark through the closing;

•	the significant costs associated with the negotiation and consummation of the proposed transactions;

•

that certain of Core-Mark’s directors and executive officers have interests in the proposed transactions that may be different from, or in addition to, those of Core-Mark stockholders generally, as more fully described under the caption “—Interests of Core-Mark Directors and Executive Officers in the Proposed Transactions”; and

•	the risks of the type and nature described under “Risk Factors” beginning on page 37 and the matters described under “Cautionary Note Regarding Forward-Looking Statements” beginning on page 33.

Other Factors

The Core-Mark Board also considered (i) its fiduciary duties in light of the foregoing, (ii) that its resolutions approving the merger agreement and the consummation of the proposed transactions, were approved unanimously by the Core-Mark Board, which is comprised of a majority of independent directors and (iii) that it received advice related to the merger agreement and the proposed transactions, from Core-Mark’s financial advisors and its outside legal counsel.

This discussion of the information and factors considered by the Core-Mark Board in reaching its conclusions and recommendation includes the principal factors considered by the Core-Mark Board, but is not intended to be exhaustive and may not include all of the factors considered by the Core-Mark Board. In view of the wide variety of factors considered in connection with its evaluation of the proposed transactions, and the complexity of these matters, the Core-Mark Board did not find it useful and did not attempt to quantify, rank or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the merger agreement and the consummation of the proposed transactions, and to make its recommendation to Core-Mark stockholders. Rather, the Core-Mark Board viewed its decisions as being based on the totality of the information presented to it and the factors it considered, including its discussions with, and questioning of, members of Core-Mark’s management and Core-Mark’s advisors, as well as its experience and history. In addition, individual members of the Core-Mark Board may have assigned different weights to different factors.

Certain of Core-Mark’s directors and executive officers have interests in the proposed transactions that may be different from, or in addition to, those of Core-Mark stockholders generally. The Core-Mark Board was aware of and considered these potential interests, among other matters, in evaluating the merger agreement and the proposed transactions, and in making its recommendation to Core-Mark stockholders. For a discussion of these interests, see “—Interests of Core-Mark Directors and Executive Officers in the Proposed Transactions.”

Conclusion

The Core-Mark Board unanimously determined that the merger agreement and the consummation of the proposed transactions were advisable, fair to and in the best interests of Core-Mark and its stockholders and approved the merger agreement.

THE CORE-MARK BOARD UNANIMOUSLY RECOMMENDS THAT CORE-MARK STOCKHOLDERS VOTE “FOR” THE MERGER AGREEMENT PROPOSAL.

Certain Unaudited Prospective Financial Information Reviewed by the Core-Mark Board

Core-Mark does not, as a matter of course, make public projections as to future sales, earnings, or other results. However, the management of Core-Mark has prepared the prospective financial information set forth below with respect to Core-Mark, which are referred to as the Core Mark Forecasts, for the purposes of evaluating the proposed transactions. In addition, Core-Mark management prepared unaudited projections with respect to PFG for the calendar years 2021 through 2025, as informed by Core-Mark management’s review of PFG’s publicly reported financial results, diligence on PFG, experience in the industry and certain third-party research reports, which are referred to as the PFG Standalone Forecasts and unaudited forecasts of the net synergies expected to be generated from the proposed transactions, which are referred to as the PFG Synergies Forecasts. The PFG Synergies Forecasts, together with the PFG Standalone Forecasts, are referred to as the PFG Forecasts, and the PFG Forecasts, together with the Core-Mark Forecasts, are referred to as the Forecasts. The accompanying prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information but, in the view of Core-Mark’s management, was prepared on a reasonable basis and presents, to the best of management’s knowledge and belief as of such time, the expected course of action and the expected future financial performance of Core-Mark. However, this information is not fact and readers of this S-4 are cautioned not to place undue reliance on the prospective financial information.

The Forecasts reflect numerous assumptions, including assumptions with respect to general business, economic, market, regulatory and financial conditions and various other factors, all of which are difficult to predict and many of which are beyond PFG or Core-Mark’s control, such as the risks and uncertainties set forth in or incorporated by reference into this proxy statement/prospectus in the section entitled “Risk Factors” beginning on page 37.

The Forecasts, including revenue, Adjusted EBITDA, Adjusted EBIT, Adjusted EBIT (including Stock-Based Compensation Expense), Net Operating Profit After Taxes, Unlevered Free Cash Flow, Total Net Synergies and Tax-affected Synergies, are forward-looking statements that are based on growth assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Core-Mark and PFG’s control. While all projections are necessarily speculative, Core-Mark believes that the Forecasts covering periods beyond 12 months from the date of preparation carries increasingly higher levels of uncertainty and should be read in that context. There will be differences between actual and projected results, and actual results may be materially greater or materially less than those contained in the projections. The inclusion of the Forecasts in this proxy statement/prospectus should not be regarded as an indication that Core-Mark, PFG or the irrespective representatives considered or consider the projections to be a reliable prediction of future events.

Core-Mark management reviewed the Forecasts with the Core-Mark Board, which considered them in connection with its evaluation and approval of the merger agreement and the proposed transactions. At the direction of the Core-Mark Board, the Forecasts were also provided to Core-Mark’s financial advisor, Barclays, for its use and reliance in connection with its financial analysis and opinion as described in “—Opinions of Core-Mark’s Financial Advisor.” Accordingly, the Forecasts are included in this proxy statement/prospectus solely because they were reviewed by the Core-Mark Board and utilized by Barclays in connection with its financial analysis and the issuance of its opinion.

Core-Mark does not generally publish its business plans and strategies or make external disclosures of its anticipated financial position or results of operations. Accordingly, Core-Mark does not intend to update or otherwise revise the prospective financial information to reflect circumstances existing since its preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error. Furthermore, Core-Mark does not intend to update or revise the prospective financial information to reflect changes in general economic or industry conditions.

Neither Core-Mark nor PFG has warranted the accuracy, reliability, appropriateness or completeness of the Forecasts to anyone, including to the Core-Mark Board or the PFG Board. Neither Core-Mark, PFG nor any of Core-Mark or PFG’s representatives has made or makes any representation to any person regarding the ultimate performance of the combined company compared to the information contained in the Forecasts, and none of them intends to or undertakes any obligation to update or otherwise revise the Forecasts to reflect circumstances existing after the date when made or to reflect the occurrence of future events in the event that any or all of the assumptions underlying the Forecasts are shown to be in error. Accordingly, the Forecasts should not be looked upon as “guidance” of any sort. PFG or Core-Mark will not refer back to the Forecasts in its future periodic reports filed under the Exchange Act.

Neither Core-Mark’s independent auditors nor PFG’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. The Forecasts contain non-GAAP financial measures within the meaning of the applicable rules and regulations of the SEC. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by Core-Mark, PFG or the combined company may not be comparable to similarly titled amounts used by other companies. A reconciliation of non-GAAP financial measures to their most comparable GAAP measures has not been provided in accordance with Rule 100(d) of Regulation G, Item 10(e)(6) of Regulation S-K and SEC Non-GAAP Financial Measures Compliance & Disclosure Interpretation No. 101.01. The reports of Deloitte & Touche LLP, independent auditor for each of Core-Mark and PFG, incorporated by reference to this proxy statement/prospectus, relate to Core-Mark and PFG’s previously issued financial statements, and do not extend to the Forecasts, and should not be read to do so.

Core-Mark Forecasts

The material assumptions underlying the Core-Mark Forecasts included certain assumptions with respect to operating expenses and certain revenue projections of Core-Mark between calendar years 2021 through 2025, including, without limitation, the following: (i) growth rates of cigarette sales resulting from manufacturer price increases and market share gains, offset by declines in same store carton sales; (ii) higher growth rates in non-cigarette sales, relative to cigarettes, resulting in non-cigarette sales representing an overall larger proportion of gross profit; (iii) year-over-year declines in cigarette inventory holding gains reflecting both the impact of declines in same store carton sales and the impact of sustainable longer-term cigarette manufacturer price increases; (iv) declining operating expenses as a percentage of net sales income and (v) that depreciation and amortization would equal capital expenditures in the terminal year. The annual earnings growth assumptions take into consideration the impact of certain non-recurring earnings elements over the previous twelve months. The Core-Mark Forecasts reflect the consistent application of the accounting policies of Core-Mark, except inventories which are forecasted on a FIFO basis, and should be read in conjunction with the accounting policies included in the notes to the historical audited consolidated financial statements of Core-Mark incorporated by reference into this proxy statement/prospectus.

The following table summarizes the Core-Mark Forecasts.

	Calendar year ending December 31,
	($ in millions)
	2021E	2022E	2023E	2024E	2025E
Revenue(1)	$17,403	$17,828	$18,548	$19,167	$19,806
Adjusted EBITDA(2)	$210	$227	$245	$263	$282
Adjusted EBIT(3)	$137	$152	$169	$184	$202
Adjusted EBIT (including Stock-Based Compensation Expense)(4)	$128	$142	$158	$174	$191
Net Operating Profit After Tax(5)	$94	$105	$117	$129	$141
Depreciation and amortization	73	75	76	78	80
Capital expenditures	(43)	(45)	(35)	(35)	(40)
Change in net working capital	(55)	(49)	(53)	(48)	(49)
Unlevered Free Cash Flow(6)	$69	$86	$106	$124	$132
Earnings per share(7)	$1.86	$2.11	$—	$—	$—

(1)

Revenue includes sales to customers net of customer incentives, discounts and returns, and service fee revenue from operating third-party distribution centers belonging to certain customer, which represents less than 1% of total revenue.

(2)

Adjusted EBITDA is defined as net income adding back net interest expense, provision for income taxes, depreciation and amortization, LIFO expense, stock-based compensation expense and net foreign currency transaction gains or losses.

(3)	Adjusted EBIT is defined as operating income, excluding stock-based compensation and LIFO expense.
(4)	Adjusted EBIT (including Stock-Based Compensation Expense) is equivalent to operating income excluding LIFO expense.
(5)	Net Operating Profit After Tax is defined as Adjusted EBIT (including Stock-Based Compensation Expense) less income tax expense.
(6)

Represents a calculation of Unlevered Free Cash Flow prepared by Core-Mark senior management and utilized by Core-Mark’s financial advisor for purposes of their discounted cash flow analyses. Unlevered Free Cash Flow was calculated on a debt-free basis, excluding interest expense. The Unlevered Free Cash Flow was calculated by taking Core-Mark’s Net Operating Profit After Tax, adding back depreciation and amortization, and including changes in net working capital and capital expenditures.

(7)

Not presented in millions. Earnings per share is calculated as net income divided by the estimated fully diluted number of shares of Core-Mark common stock outstanding as of May 14, 2021 using the treasury stock method.

PFG Forecasts

PFG did not provide Core-Mark, the Core-Mark Board or Barclays with any prospective financial information in connection with the proposed transactions. The PFG Forecasts do not reflect PFG management’s or the PFG Board’s views as to PFG’s future standalone performance or the net synergies expected to be generated from the proposed transactions. Core-Mark did not provide the PFG Forecasts or the assumptions underlying the PFG Forecasts to PFG management or the PFG Board, and neither PFG management nor the PFG Board reviewed, provided input on, or approved the PFG Forecasts or the assumptions underlying the PFG Forecasts. Accordingly, PFG management did not provide Core-Mark, the Core-Mark Board or Barclays with any view as to whether the PFG Forecasts were prepared on a reasonable basis or reflect the best available estimates and judgments at the time they were prepared.

The material assumptions underlying the PFG Forecasts included certain assumptions made by Core-Mark with respect to operating expenses and certain revenue projections of PFG between calendar years 2021 through 2025, including, without limitation, the following: (i) rates of organic revenue growth across PFG’s segments; (ii) 2% inflation growth within PFG’s foodservice segment; (iii) that depreciation would remain stable as a percentage of revenue; (iv) growth rates in sales, general and administrative expenses and capital expenditures; (v) a stable corporate tax rate of 26% and (v) that depreciation and amortization would equal capital expenditures in the terminal year. The annual earnings growth assumptions take into consideration the impact of certain non-recurring earnings elements over the previous twelve months. In addition, the material assumptions underlying PFG Synergies Forecasts included certain assumptions made by Core-Mark that the combined company would capitalize on economies of scale in general and administrative and operating costs, logistics and supply chain costs and procurement costs.

PFG Standalone Forecasts

The following table summarizes the PFG Standalone Forecasts, and do not give effect to the mergers and are not indicative of the future results of the combined company.

	Calendar year ending December 31,(1)
	($ in millions)
	2021E	2022E	2023E	2024E	2025E
Revenue	$30,401	$33,175	$35,251	$37,379	$39,646
Adjusted EBITDA(2)(3)	$679	$808	$920	$1,039	$1,169
Adjusted EBIT(4)(5)	$343	$466	$582	$701	$831
Adjusted EBIT (including Stock-Based Compensation Expense)(6)	$325	$448	$564	$683	$813
Net Operating Profit After Tax(7)	$240	$332	$417	$506	$602
Depreciation and amortization	336	341	338	338	338
Capital expenditures	(218)	(233)	(238)	(243)	(248)
Change in net working capital	(90)	(70)	(53)	(54)	(58)
Unlevered Free Cash Flow(8)	$269	$370	$465	$547	$635

(1)	PFG has a fiscal year ending the Saturday nearest to June 30. The PFG Standalone Forecasts are based on a calendar year and not PFG’s fiscal year.
(2)

Adjusted EBITDA for the calendar year ending December 31, 2021 represents net income before interest expense, interest income, income taxes, and depreciation and amortization, excluding stock-based compensation expense and certain unusual, non-cash, non-recurring, cost reduction and other adjustment items.

(3)

Adjusted EBITDA for the calendar years ending December 31, 2022 through December 31, 2025, represents net income before interest expense, interest income, income taxes, and depreciation and amortization, excluding stock-based compensation expense.

(4)

Adjusted EBIT for the calendar year ending December 31, 2021 represents net income before interest expense, interest income, and income taxes, excluding stock-based compensation expense and certain unusual, non-cash, non-recurring, cost reduction and other adjustment items.

(5)

Adjusted EBIT for the calendar years ending December 31, 2022 through December 31, 2025, represents net income before interest expense, interest income, and income taxes, excluding stock-based compensation expense.

(6)	Adjusted EBIT (including Stock-Based Compensation Expense) is equivalent to operating income.
(7)	Net Operating Profit After Tax is defined Adjusted EBIT (including Stock-Based Compensation Expense) less income tax expense.
(8)	Unlevered Free Cash Flow is calculated by taking PFG’s Net Operating Profit After Tax, adding back depreciation and amortization, and including changes in net working capital and capital expenditures.

PFG Synergies Forecasts

The following table summarizes the PFG Synergies Forecasts, which are net of costs to achieve and net of the impact of potential asset sales in connection with the merger, which asset sales are inherently speculative.

	Calendar year after closing
	($ in millions)
	Year 1	Year 2	Year 3	Year 4
General and administrative and operating costs(1)	$10	$16	$21	$22
Logistics and supply chain(2)	2	7	11	11

Procurement(3)	4	7	11	11

Total Net Synergies	$16	$31	$43	$44
(less) Taxes at 26%	(4)	(8)	(11)	(12)

Tax-Affected Synergies	$11	$23	$32	$33

(1)

Represents primarily savings resulting from the elimination of duplicative corporate offices, including labor, duplicate public company related costs, and costs related to human resources (such as benefits).

(2)	Represents primarily warehouse consolidation and route optimization savings.
(3)	Represents estimated reduction in cost of goods and focused category sourcing primarily due to economies of scale.

Opinion of Core-Mark’s Financial Advisor

Core-Mark engaged Barclays for the purpose of providing financial advisory services with respect to a potential sale of Core-Mark, pursuant to an engagement letter dated January 22, 2021. On May 17, 2021, Barclays rendered its oral opinion (which was subsequently confirmed in writing) to the Core-Mark Board that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, the merger consideration to be offered to the stockholders of Core-Mark in the merger, was fair, from a financial point of view, to such stockholders.

The full text of Barclays’ written opinion, dated as of May 17, 2021, is attached as Annex B to this proxy statement/prospectus. Barclays’ written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Barclays in rendering its opinion. You are encouraged to read the opinion carefully in its entirety. The following is a summary of Barclays’ opinion and the methodology that Barclays used to render its opinion. This summary is qualified in its entirety by reference to the full text of the opinion.

Barclays’ opinion, the issuance of which was approved by Barclays’ Valuation and Fairness Opinion Committee, is addressed to the Core-Mark Board, addresses only the fairness, from a financial point of view, of the merger consideration to be offered to the stockholders of Core-Mark in the merger, and does not constitute a recommendation to any stockholder of Core-Mark as to how such stockholder should vote or act with respect to the merger or any other matter.

The terms of the merger were determined through arm’s-length negotiations between Core-Mark and PFG and were unanimously approved by the Core-Mark Board. Barclays did not recommend any specific form of consideration to Core-Mark or that any specific form of consideration constituted the only appropriate consideration for the merger. Barclays was not requested to opine as to, and its opinion does not in any manner address, Core-Marks’s underlying business decision to proceed with or effect the merger or the likelihood of the consummation of the merger. In addition, Barclays expressed no opinion on, and its opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the merger, or any class of such persons, relative to the merger consideration to be offered to the stockholders of Core-Mark in the merger. Barclays’ opinion does not address the relative merits of the merger as compared to any other transaction or business strategy in which Core-Mark may engage. No limitations were imposed by the Core-Mark Board upon Barclays with respect to the investigations made or procedures followed by it in rendering its opinion.

In arriving at its opinion, Barclays, among other things:

•	reviewed and analyzed the merger agreement and the specific terms of the merger;

•

reviewed and analyzed publicly available information concerning Core-Mark that Barclays believed to be relevant to its analysis, including Core-Mark’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2021 and its proxy statement dated April 5, 2021;

•

reviewed and analyzed publicly available information concerning PFG that Barclays believed to be relevant to its analysis, including PFG’s Annual Report on Form 10-K for the fiscal year ended June 27, 2020, its Quarterly Reports on Form 10-Q for the fiscal quarters ended September 26, 2020, December 26, 2020 and March 27, 2021 and its proxy statement dated October 9, 2020;

•	reviewed and analyzed financial and operating information with respect to the business, operations and prospects of Core-Mark furnished to Barclays by Core-Mark, including the Core-Mark Forecasts;

•

reviewed and analyzed financial and operating information with respect to the business, operations and prospects of PFG furnished to Barclays by PFG, including the PFG Standalone Forecasts that were prepared by Core-Mark management;

•

reviewed and analyzed a trading history of the shares of Core-Mark common stock and PFG common stock from May 14, 2019 through May 14, 2021, including an analysis of the historical implied exchange ratio between the Core-Mark and PFG’s stock prices, and a comparison of that trading history with those of other companies that Barclays deemed relevant;

•	reviewed and analyzed a comparison of the historical financial results and present financial condition of Core-Mark and PFG with those of other companies that Barclays deemed relevant;

•	reviewed and analyzed a comparison of the financial terms of the merger with the financial terms of certain other transactions that Barclays deemed relevant;

•	reviewed and analyzed published estimates of independent research analysts with respect to the future financial performance and share price targets for Core-Mark and PFG;

•	reviewed and analyzed the pro forma impact of the merger on the future financial performance of the combined company, including the PFG Synergies Forecasts;

•

reviewed and analyzed the relative contributions of Core-Mark and PFG on a historical pro forma basis and potential future financial performance on a pro forma basis based on the Core-Mark Forecasts and the PFG Standalone Forecasts with respect to future performance;

•	had discussions with the management of Core-Mark and the management of PFG concerning their respective business, operations, assets, liabilities, financial condition and prospects; and

•	undertook such other studies, analyses and investigations as Barclays deemed appropriate.

In arriving at its opinion, Barclays assumed and relied upon the accuracy and completeness of the financial and other information used by Barclays without any independent verification of such information (and had not assumed responsibility or liability for any independent verification of such information). Barclays also relied upon the assurances of management of Core-Mark that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Core-Mark Forecasts and the PFG Standalone Forecasts, upon advice of Core-Mark, Barclays assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Core-Mark as to future financial performance of Core-Mark and PFG and that Core-Mark and PFG would perform substantially in accordance with such projections. Furthermore, upon the advice of Core-Mark, Barclays assumed that the amounts and timing of the PFG Synergies Forecasts were reasonable and that the PFG Synergies Forecasts would be realized in accordance with such estimates. In arriving at its opinion, Barclays assumed no responsibility for and expressed no view as to any such projections or estimates or the assumptions on which they were based. In arriving at its opinion, Barclays did not conduct a physical inspection of the properties and facilities of Core-Mark or PFG and did not make or obtain any evaluations or appraisals of the assets or liabilities of Core-Mark or PFG. In addition, Barclays was not authorized to solicit, and did not solicit, any indications of interest from any third party with respect to the purchase of all or part of Core-Mark’s business. Barclays’ opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, May 17, 2021. Barclays assumed no responsibility for updating or revising its opinion based on events or circumstances that may have occurred after May 17, 2021. Barclays expressed no opinion as to the prices at which shares of Core-Mark common stock or shares of PFG common stock would trade following the announcement of the merger or as to the prices at which shares of PFG common stock would trade following the consummation of the merger. Barclays’ opinion should not be viewed as providing any assurance that the prices at which shares of Core-Mark common stock or PFG common stock would trade at any time in the future, including following the announcement or (with respect to PFG) after consummation of the merger.

Barclays assumed the accuracy of the representations and warranties contained in the merger agreement and all the agreements related thereto. Barclays also assumed, upon the advice of Core-Mark, that all material governmental, regulatory and third party approvals, consents and releases for the merger would be obtained within the constraints contemplated by the merger agreement and that the merger will be consummated in accordance with the terms of the merger agreement without waiver, modification or amendment of any material term, condition or agreement thereof. Barclays did not express any opinion as to any tax or other consequences that might result from the merger, nor did Barclays’ opinion address any legal, tax, regulatory or accounting matters, as to which Barclays understood Core-Mark had obtained such advice as it deemed necessary from qualified professionals.

In connection with rendering its opinion, Barclays performed certain financial, comparative and other analyses as summarized below. In arriving at its opinion, Barclays did not ascribe a specific range of values to the shares of Core-Mark common stock but rather made its determination as to fairness, from a financial point of view, to Core-Mark’s stockholders of the merger consideration to be offered to such stockholders in the merger on the basis of various financial and comparative analyses. The preparation of a fairness opinion is a complex process and involves various determinations as to the most appropriate and relevant methods of financial and comparative analyses and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to summary description.

In arriving at its opinion, Barclays did not attribute any particular weight to any single analysis or factor considered by it but rather made qualitative judgments as to the significance and relevance of each analysis and factor relative to all other analyses and factors performed and considered by it and in the context of the circumstances of the particular transaction. Accordingly, Barclays believes that its analyses must be considered as a whole, as considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion.

Summary of Material Financial Analyses

The following is a summary of the material financial analyses used by Barclays in preparing its opinion to the Core-Mark Board. The summary of Barclays’ analyses and reviews provided below is not a complete description of the analyses and reviews underlying Barclays’ opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of analysis and review and the application of those methods to particular circumstances, and, therefore, is not readily susceptible to summary description.

For purposes of its opinion, Barclays calculated the implied value, as of May 14, 2021, of the merger consideration to be $47.11 per Core-Mark share, which was determined by adding the cash portion of the merger consideration of $23.875 per Core-Mark share to $23.236, the implied value of the stock portion of the merger consideration per Core-Mark share that was derived by multiplying the closing price of $52.81 per share of PFG common stock on May 14, 2021, the last trading day prior to the announcement of the merger, by the exchange ratio of 0.44 of a share of PFG common stock per Core-Mark share.

For the purposes of its analyses and reviews, Barclays made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Core-Mark or any other parties to the merger. No company, business or transaction considered in Barclays’ analyses and reviews is identical to Core-Mark, PFG, Merger Sub I, Merger Sub II or the merger, and an evaluation of the results of those analyses and reviews is not entirely mathematical. Rather, the analyses and reviews involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, businesses or transactions considered in Barclays’ analyses and reviews. None of Core-Mark, PFG, Merger Sub I, Merger Sub II, Barclays or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses and reviews and the ranges of valuations resulting from any particular analysis or review are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of companies, businesses or securities do not purport to be appraisals or reflect the prices at which the companies, businesses or securities may actually be sold. Accordingly, the estimates used in, and the results derived from, Barclays’ analyses and reviews are inherently subject to substantial uncertainty.

The summary of the financial analyses and reviews summarized below include information presented in tabular format. In order to fully understand the financial analyses and reviews used by Barclays, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses and reviews. Considering the data in the tables below without considering the full description of the analyses and reviews, including the methodologies and assumptions underlying the analyses and reviews, could create a misleading or incomplete view of Barclays’ analyses and reviews.

Selected Comparable Company Analysis—Core-Mark

In order to assess how the public market values shares of similar publicly traded companies and to provide a range of relative implied equity values per share of Core-Mark by reference to those companies, Barclays reviewed and compared specific financial and operating data relating to Core-Mark with selected companies that Barclays, based on its experience in the food service and grocery distribution sectors, deemed comparable to Core-Mark. The selected comparable companies with respect to Core-Mark were:

•	Chefs’ Warehouse

•	PFG

•	SpartanNash

•	Sysco Corporation

•	United Natural Foods, Inc.

•	US Foods

Barclays calculated and compared various financial multiples and ratios of Core-Mark and the selected comparable companies. As part of its selected comparable company analysis, Barclays calculated and analyzed each company’s enterprise value, or EV, as a multiple of its calendar year 2021 and 2022 estimated adjusted earnings before interest, taxes, depreciation, and amortization, or adjusted EBITDA. Barclays also calculated and analyzed each company’s ratio of its current stock price to its estimated calendar year 2021 and 2022 non-GAAP earnings per share, or EPS (commonly referred to as a price to earnings ratio, or P/E). The EV of each company was obtained by adding the principal amount of its short and long-term debt to the sum of the market value of its fully diluted equity value, using the treasury stock method, based on closing stock prices on May 14, 2021, the value of any preferred stock (at liquidation value), the value of any convertible securities, the value of any unfunded pension liabilities, the value of capital leases and the book value of any minority interest, and subtracting its cash and cash equivalents. All of these calculations for the comparable companies were performed, and based, on publicly available financial data and closing prices, as of May 14, 2021, the last trading date prior to the delivery of Barclays’ opinion. All of these calculations for Core-Mark were performed, and based on, the Core-Mark Forecasts.

Barclays selected the comparable companies listed above because of similarities in one or more business or operating characteristics with Core-Mark. However, because no selected comparable company is exactly the same as Core-Mark, Barclays believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected comparable company analysis. Accordingly, Barclays also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of Core-Mark and the selected comparable companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels and degree of operational and financial risk between Core-Mark and the companies included in the selected company analysis. Based upon these judgments, Barclays selected a range of multiples for Core-Mark and applied such range to the Core-Mark Forecasts to calculate a range of implied prices per share of Core-Mark. The following table summarizes the result of these calculations:

	Low	Median	High	Selected Multiple Range	Implied Value per Share of Core- Mark
EV/CY 2021E Adjusted EBITDA	6.0x	13.9x	48.9x	9.0x – 11.0x	$34.06 –$43.22
EV/CY 2022E Adjusted EBITDA	5.7x	11.1x	15.6x	8.5x – 10.5x	$34.89– $44.78
Price/CY 2021E EPS	10.7x	25.5x	35.9x	16.0x – 20.0x	$29.76 –$37.19
Price/CY 2022E EPS	10.4x	17.8x	60.5x	14.0x –18.0x	$29.54 –$37.98

Barclays noted that on the basis of the selected comparable company analysis with respect to Core-Mark, the implied value of the merger consideration as of May 14, 2021 was above the range of implied values per share of Core-Mark common stock calculated using calendar year 2021 adjusted EBITDA, calendar year 2022 adjusted EBITDA, calendar year 2021 estimated non-GAAP EPS and calendar year 2022 estimated non-GAAP EPS.

Selected Comparable Company Analysis—PFG

In order to assess how the public market values shares of similar publicly traded companies and to provide a range of relative implied equity values per share of PFG by reference to those companies, Barclays reviewed and compared specific financial and operating data relating to PFG with selected companies that Barclays, based on its experience in the food service and grocery distribution sectors, deemed comparable to PFG. The selected comparable companies with respect to PFG were:

•	Chef’s Warehouse

•	Core-Mark

•	SpartanNash

•	Sysco Corporation

•	United Natural Foods, Inc.

•	US Foods

Barclays calculated and compared various financial multiples and ratios of PFG and the selected comparable companies. As part of its selected comparable company analysis, Barclays calculated and analyzed each company’s EV as a multiple of its calendar year 2021 and 2022 adjusted EBITDA. Barclays also calculated and analyzed each company’s ratio of its current stock price to its estimated calendar year 2021 and 2022 non-GAAP EPS (commonly referred to as a price earnings ratio, or P/E). All of these calculations for the comparable companies were performed, and based, on publicly available financial data and closing prices, as of May 14, 2021, the last trading date prior to the delivery of Barclays’ opinion. With the exception of certain consensus numbers identified below, all of these calculations for PFG were performed, and based on, the PFG Standalone Forecasts.

Barclays selected the comparable companies listed above because of similarities in one or more business or operating characteristics with PFG. However, because no selected comparable company is exactly the same as PFG, Barclays believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected comparable company analysis. Accordingly, Barclays also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of PFG and the selected comparable companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels and degree of operational and financial risk between PFG and the companies included in the selected company analysis. Based upon these judgments, Barclays selected a range of multiples for PFG and applied such range to the PFG Standalone Forecasts to calculate a range of implied prices per share of PFG. The following table summarizes the result of these calculations:

	Low	Median	High	Selected Multiple Range	Implied Value per Share of PFG
EV/CY 2021E Adjusted EBITDA	6.0x	12.3x	48.9x	13.0x –15.0x	$47.64 –$57.61
EV/CY 2022E Adjusted EBITDA	5.7x	10.3x	15.6x	11.0x –13.0x	$48.10 –$59.99
Price/CY 2021E Consensus EPS	10.7x	20.3x	35.9x	25.0x –29.0x	$46.51 –$53.95
Price/CY 2022E Consensus EPS	10.4x	16.6x	60.5x	17.0x –21.0x	$44.37 –$54.81

Barclays noted that on the basis of the selected comparable company analysis with respect to PFG, the closing price of $52.81 per share of PFG common stock, as of May 14, 2021, was within the range of implied values per share of PFG common stock calculated using calendar year 2021 adjusted EBITDA, calendar year 2022 adjusted EBITDA, calendar year 2021 estimated non-GAAP EPS and calendar year 2022 estimated non-GAAP EPS.

Selected Precedent Transaction Analysis

Barclays reviewed and compared, where publicly available, the purchase prices and financial multiples paid in selected other transactions that Barclays, based on its experience with merger and acquisition transactions, deemed relevant. Barclays chose such transactions based on, among other things, the similarity of the applicable target companies in the transactions to Core-Mark with respect to the size, mix, margins and other characteristics of their businesses. The selected precedent transactions were:

Date Announced	Acquirer	Target
3/6/20	US Foods	Smart Foodservice Warehouse Stores
7/1/19	PFG	Reinhart FoodService, L.L.C.
3/19/19(1)	PFG	Eby-Brown Company LLC
1/8/19(1)	H.I.G. Capital	Lipari Foods Operating Company, LLC
7/30/18(2)	US Foods	Services Group of America
7/26/18	United Natural Foods, Inc.	Supervalu Inc.
10/18/17	Supervalu Inc.	Associated Grocers of Florida, Inc.
8/1/17	Centerbridge Partners, L.P.	TriMark USA
5/22/17(1)	Core-Mark	Farner-Brocken Company
4/10/17	Supervalu Inc.	Unified Grocers, Inc.
2/22/16	Sysco Corporation	Brakes Group
7/28/14(1)	Warburg Pincus LLC	TriMark USA
12/9/13 (3)	Sysco Corporation	US Foods
7/22/13	Spartan Stores, Inc.	Nash Finch Company
10/11/12	Ares Management	Smart & Final Stores Corp.
1/18/08	Vistar Corporation	PFG
5/2/07	CD&R, KKR	US Foodservice

(1)	Public information was not available.
(2)	Acquisition multiples for U.S. Foods and Services Group of America represented 2018E Adjusted EBITDA.
(3)	Announced not completed.

As part of its precedent transactions analysis, for each of the selected transactions for which public information was available, Barclays analyzed the EV to last-12-months EBITDA or LTM EBITDA.

The reasons for and the circumstances surrounding each of the selected precedent transactions analyzed were diverse and there are inherent differences in the business, operations, financial conditions and prospects of Core-Mark and the companies included in the selected precedent transaction analysis. Accordingly, Barclays believed that a purely quantitative selected precedent transaction analysis would not be particularly meaningful in the context of considering the merger. Barclays therefore made qualitative judgments concerning differences between the characteristics of the selected precedent transactions and the merger which would affect the acquisition values of the selected target companies and Core-Mark. Based upon these judgments, Barclays selected a range of multiples and applied such range to LTM Adjusted EBITDA as of the period ending March 31, 2021 per Core-Mark’s public fillings to calculate a range of implied prices per share of Core-Mark common stock and to LTM Adjusted EBITDA as of the period ending March 27, 2021 per PFG’s public filings and estimated fiscal 2021 Adjusted EBITDA per the PFG Standalone Forecasts to calculate a range of implied values per share of PFG common stock. The following table summarizes the result of these calculations:

	Low	Mean	Median	High	Selected Multiple Range	Implied Value per Share of Core-Mark
EV/LTM EBITDA	7.0x	10.8x	10.8x	14.6x	10.0x –12.5x	$38.89 –$50.41
EV/LTM EBITDA (Including Synergies)	4.0x	6.8x	5.9x	10.1x	N/A	N/A
EV/LTM EBITDA (Including Synergies and Tax Benefits)	5.6x	7.5x	8.1x	8.6x	N/A	N/A

Barclays noted that on the basis of the selected precedent transaction analysis, the implied value of the merger consideration as of May 14, 2021 was within the range of implied values per share of Core-Mark common stock calculated using EV/LTM EBITDA.

	Low	Mean	Median	High	Selected Multiple Range	Implied Value per Share of PFG
EV/LTM Adj. EBITDA	7.0x	10.8x	10.8x	14.6x	10.0x –12.5x	$13.07 –$20.87
EV/FY21E Adj. EBITDA	7.0x	10.8x	10.8x	14.6x	10.0x –12.5x	$26.95 –$38.12

Barclays noted that on the basis of the selected precedent transaction analysis, the closing price of $52.81 per share of PFG common stock on May 14, 2021 was above the range of implied values per share calculated using the EV/LTM EBITDA and EV/FY21E Adjusted EBITDA.

Discounted Cash Flow Analysis—Core-Mark

In order to estimate the present value of Core-Mark common stock, Barclays performed a discounted cash flow analysis of Core-Mark. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows of the asset. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

Barclays performed a discounted cash flow analysis of Core-Mark based on estimates of Unlevered Free Cash Flow of Core-Mark as reflected in the Core-Mark Forecasts to derive a range of implied present values per share of Core-Mark common stock as of March 31, 2021. Barclays used the mid-year convention in its discounted cash flow analysis to more accurately reflect the present value of future cash flows because cash flows are actually earned throughout the year rather than at the end of the year. The after-tax Unlevered Free Cash Flow was calculated by taking the after tax non-GAAP operating income of Core-mark, adding depreciation and amortization, subtracting capital expenditures and adjusting for changes in net working capital. Utilizing discount rates ranging from 7.5% to 8.5%, reflecting estimates of Core-Mark’s weighted average cost of capital, or WACC, Barclays derived a range of implied EVs for Core-Mark by discounting to present value as of March 31, 2021, (i) estimates of Unlevered Free Cash Flow of Core-Mark for the stub period from March 31, 2021 through December 31, 2021 and for the fiscal years 2022 through 2025 based on the Core-Mark Forecasts and (ii) a range of terminal values for Core-Mark derived by applying perpetuity growth rates ranging from 1.75% to 2.25% to the estimated terminal Unlevered Free Cash Flow for Core-Mark calculated based upon the Core-Mark Forecasts. The range of discount rates of 7.5% to 8.5% was selected based on an analysis of the WACC of Core-Mark and the comparable companies. In calculating the after-tax Unlevered Free Cash Flow, it was assumed that depreciation and amortization would equal capital expenditures in the terminal year. To calculate estimated EVs, Barclays then added the present value of the terminal values to the present values of the Unlevered Free Cash Flow for the stub period from March 31, 2021 through December 31, 2021 and for the fiscal years 2022 through and 2025. Barclays then calculated a range of implied prices per share of Core-Mark by subtracting net debt and debt-like items as of March 31, 2021 of $329 million, per Core-Mark management, from such estimated EVs and dividing such amount by the estimated fully diluted number of shares of Core-Mark common stock outstanding as of May 14, 2021. This analysis implied a range of value per share of Core-Mark common stock of $28.86 to $38.80.

Barclays noted that on the basis of the discounted cash flow analysis, the implied value of the merger consideration as of May 14, 2021 was above the range of implied values per share calculated using the Core-Mark Forecasts.

Discounted Cash Flow Analysis—PFG

In order to estimate the present value of PFG common stock, Barclays performed a discounted cash flow analysis of PFG.

Barclays performed a discounted cash flow analysis of PFG based on estimates of Unlevered Free Cash Flow of PFG as reflected in the PFG Standalone Forecasts to derive a range of implied present values per share of PFG common stock as of March 31, 2021. Barclays used the mid-year convention in its discounted cash flow analysis to more accurately reflect the present value of future cash flows because cash flows are actually earned throughout the year rather than at the end of the year. The after-tax Unlevered Free Cash Flow was calculated by taking the after tax non-GAAP operating income of PFG, adding depreciation and amortization, subtracting capital expenditures and adjusting for changes in net working capital. Utilizing discount rates ranging from 7.5% to 8.5%, reflecting estimates of PFG’s weighted average cost of capital, or WACC, Barclays derived a range of implied EVs for PFG by discounting to present value as of March 31, 2021, (i) estimates of Unlevered Free Cash Flow of PFG for the stub period from March 31, 2021 through December 31, 2021 and for the calendar years 2022 through 2025 based on the PFG Standalone Forecasts and (ii) a range of terminal values for PFG derived by applying perpetuity growth rates ranging from 2.25% to 2.75% to the estimated terminal Unlevered Free Cash Flow for PFG calculated based upon the PFG Standalone Forecasts. The range of after-tax discount rates of 7.5% to 8.5% was selected based on an analysis of the WACC of PFG and the comparable companies. In calculating the after-tax Unlevered Free Cash Flow, it was assumed that depreciation and amortization would equal capital expenditures in the terminal year. To calculate estimated EVs, Barclays then added the present value of the terminal values, the present values of the Unlevered Free Cash Flow for the stub period from March 31, 2021 through December 31, 2021 and for the calendar years 2022 through and 2025, and the present value of estimated tax savings from the remaining amortization of intangible assets with definite lives for the calendar years 2026 through 2032. Barclays then calculated a range of implied prices per share of PFG by subtracting net debt and debt-like items as of March 27, 2021 of $2,432 million, per Core-Mark management, from such estimated EVs using the discounted cash flow method and dividing such amount by the diluted number of shares of PFG common stock outstanding as of March 27, 2021. This analysis implied a range of value per share of PFG common stock of $47.78 to $67.71.

Barclays noted that on the basis of the discounted cash flow analysis, the closing price of $52.81 per share of PFG common stock on May 14, 2021 was within the range of implied values per share calculated using the PFG Standalone Forecasts.

Other Factors

Barclays also reviewed and considered other factors, which were not considered part of its financial analyses in connection with rendering its opinion, but were references for informational purposes, including, among other things, the Research Analysts Price Targets Analysis for Core-Mark and PFG, Historical Share Price Analysis for Core-Mark and PFG, Premiums Paid Analysis and Discounted Cash Flow Analysis – Merger Consideration described below.

Research Analysts Price Targets Analysis for Core-Mark and PFG

Barclays reviewed publicly available research on per share price targets for Core-Mark common stock and PFG common stock obtained from brokers. The equity research analysts’ per share price targets discounted to present value using Core-Mark’s and PFG’s cost of equity of 9.5% ranged from $37.44 to $45.66 for Core-Mark and from $52.97 to $65.75 for PFG. The publicly available per share price targets published by equity research firms (and as discounted and described above) do not necessarily reflect the current market trading price of Core-Mark common stock or PFG common stock, respectively, and these estimates are subject to uncertainties, including future financial performance of Core-Mark and PFG as well as future market conditions.

Historical Share Price Analysis of Core-Mark and PFG

To illustrate the trend in the historical trading prices of Core-Mark common stock, Barclays considered historical data with regard to the trading prices of Core-Mark common stock over the 52-week period prior to the announcement of the merger. During such period, the per share closing price of Core-Mark common stock ranged from $23.36 to $43.69.

To illustrate the trend in the historical trading prices of PFG common stock, Barclays considered historical data with regard to the trading prices of PFG common stock over the 52-week period prior to the announcement of the merger. During such period, the per share closing price of PFG common stock ranged from $21.29 to $59.76.

Premiums Paid Analysis

In order to assess the premium offered to the stockholders of Core-Mark in the merger relative to the premiums offered to stockholders in other transactions, Barclays reviewed the premium paid in certain completed mergers and acquisitions transactions with stock & cash consideration valued over $1.0 billion from January 1, 2011 to May 14, 2021, of which there were 108. For each transaction, Barclays calculated the premium per share paid by the acquirer by comparing the announced transaction value per share to the target company’s: (i) the closing price on the last trading day prior to announcement of the transaction or first reference in the public news media about the transaction, (ii) the volume weighted average price for the 30 calendar days prior to announcement of the transaction or first reference in the public news media about the transaction, (iii) the volume weighted average price for the 60 calendar days prior to announcement of the transaction or first reference in the public news media about the transaction, (iv) the volume weighted average price for the 90 calendar days prior to announcement of the transaction or first reference in the public news media about the transaction and (v) the 52-week high closing price for the 52 weeks prior to the announcement of the transaction or first reference in the public news media about the transaction.

The reasons for and the circumstances surrounding each of the transactions analyzed in the transaction premium analysis were diverse and there are inherent differences in the business, operations, financial conditions and prospects of Core-Mark and the companies included in the transaction premium analysis. Accordingly, Barclays believed that a purely quantitative transaction premium analysis would not be particularly meaningful in the context of considering the merger. Barclays therefore made qualitative judgments concerning the differences between the characteristics of the selected transactions and the merger that would affect the acquisition values of the target companies and Core-Mark. Based upon these judgments, Barclays selected a range of premiums (i) to the closing price of Core-Mark common stock on May 14, 2021, (ii) the 30-day volume weighted average price of Core-Mark common stock ended on May 14, 2021, (iii) the 60-day volume weighted average price of Core-Mark common stock ended on May 14, 2021, (iv) the 90-day volume weighted average price of Core-Mark common stock ended on May 14, 2021 and (v) the 52-week high closing price for the 52 weeks ended on May 14, 2021 to calculate a range of implied prices per share of Core-Mark common stock. The following summarizes the result of these calculations:

	Bottom Quartile and Top Quartile	Implied Value per Share of Core-Mark
1-Day Trailing Price	20.7% – 40.1%	$51.64 –$59.92
30-Day Volume Weighted Average Price	22.4% – 42.8%	$52.11 –$60.82
60-Day Volume Weighted Average Price	22.5% – 41.9%	$50.24 –$58.22
90-Day Volume Weighted Average Price	22.9% – 43.9%	$46.80 –$54.83
52-Week High Price	(0.3%) – 23.9%	$43.58 –$54.13

Barclays noted that on the basis of the transaction premium analysis, the implied value of the merger consideration as of May 14, 2021 was (i) within the range of implied values per share calculated using the 90-day volume weighted average price of Core-Mark common stock ending on May 14, 2021 and the 52 week closing price high of Core-Mark common stock ending on May 14, 2021 and (ii) below the range of implied values per share calculated using the closing price of Core-Mark common stock on May 14, 2021, the 30-day and 60-day volume weighted average prices of Core-Mark common stock ending on May 14, 2021.

Discounted Cash Flow Analysis – Merger Consideration

Barclays performed a discounted cash flow analysis of PFG on a pro forma basis giving effect to the proposed merger to derive a range of estimated present values as of March 31, 2021 for 0.44 of a share of PFG common stock to be paid for each share of Core-Mark common stock in the proposed merger, and added to this range the $23.875 per share in cash consideration, to derive a range of present values for the merger consideration to be offered for each share of Core-Mark common stock in the proposed merger.

Barclays added the range of estimated enterprise values it derived for Core-Mark on a standalone basis as described above under “—Discounted Cash Flow Analysis-Core-Mark” to the range of estimated enterprise values it derived for PFG on a standalone basis as described above under “—Discounted Cash Flow Analysis-PFG” and the range of estimated enterprise values of the PFG Synergies Forecasts as described below to calculate a range of estimated enterprise values for PFG on a pro forma basis.

Barclays performed a discounted cash flow analysis of the Tax-Affected Synergies resulting from the transaction based on the PFG Synergies Forecasts (as described above under “Certain Unaudited Prospective Financial Information Reviewed by the Core-Mark Board”), to derive a range of implied present values as of March 31, 2021. Barclays used the mid-year convention in its discounted cash flow analysis to more accurately reflect the present value of future cash flows because cash flows are actually earned throughout the year rather than at the end of the year. Utilizing discount rates ranging from 7.5% to 8.5%, reflecting estimates of Core-Mark’s and PFG’s weighted average cost of capital, or WACC, Barclays derived a range of implied EVs for the Tax-Affected Synergies by discounting to present value as of March 31, 2021. To calculate estimated EVs, Barclays then added the present value of the terminal value, the present values of the Tax-Affected Synergies for the stub period from March 31, 2021 through December 31, 2021 and for the calendar years 2022 through and 2025.

Barclays then subtracted from the range of estimated enterprise values it derived for PFG on a pro forma basis estimates of the net debt and debt-like items as of March 31, 2021, per Core-Mark management, to derive a range of illustrative equity values for PFG on a pro forma basis. Barclays then divided the range of illustrative equity values it derived for PFG on a pro forma basis by the estimated fully diluted shares of PFG common stock outstanding as of March 27, 2021, plus the number of shares of PFG common stock to be issued in the merger in respect of the fully diluted shares of Core-Mark common stock outstanding as of May 14, 2021, to derive a range of illustrative present values per share of PFG common stock on a pro forma basis. Barclays then multiplied this range by the exchange ratio of 0.44 and added to the results the cash consideration of $23.875 per share to yield illustrative present values for the merger consideration be received for each share of Core-Mark common stock in the proposed merger, ranging from $43.57 to $52.64. Barclays compared this range of illustrative present values for the merger consideration with the range of illustrative present values per share of Core-Mark common stock on a standalone basis of $28.86 to $38.80 it derived by performing a discounted cash flow analysis for Core-Mark on a standalone basis as described above under “Discounted Cash Flow Analysis-Core-Mark.”

General

Barclays is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. In selecting an investment bank, the Core-Mark Board considered several factors, including such investment bank’s capabilities, its industry sector experience and knowledge, and an evaluation of a potential working relationship with such investment bank. The Core-Mark Board selected Barclays because of, among other things, its perceived superiority in sector experience and technical ability.

Barclays is acting as financial advisor to Core-Mark in connection with the merger. As compensation for its services in connection with the merger, Core-Mark will pay Barclays a fee for its services, $1.5 million of which was paid upon the delivery of Barclays’ opinion. The remaining amount of the fee due to Barclays, which remaining amount is approximately $28.0 million, will be payable by Core-Mark on completion of the merger. In addition, Core-Mark has agreed to reimburse Barclays for up to a specified amount of its reasonable and documented expenses incurred in connection with the merger and to indemnify Barclays for certain liabilities that may arise out of its engagement by Core-Mark and the rendering of Barclays’ opinion. Barclays has performed various investment banking services for Core-Mark and PFG in the past, and expects to perform such services in the future, and has received, and expects to receive, customary fees for such services. Specifically, in the past two years Barclays has performed the following investment banking and financial services: (i) acted as joint bookrunner on PFG’s follow-on equity offering in April 2020 and (ii) acted as joint bookrunner and joint lead arranger in connection with the debt and equity financings for PFG’s acquisition of Reinhart Foodservice, L.L.C. which closed in December 2019. Since January 1, 2018, Barclays has received approximately $4.8 million in investment banking fees from PFG. In addition, certain of Barclays affiliates are currently lenders under PFG’s ABL credit facility which may be drawn upon to fund a portion of the merger consideration. Other than as described above in connection with the proposed transactions, Barclays has not received investment banking fees from Core-Mark since January 1, 2018.

Barclays and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of its business, Barclays and affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of Core-Mark and PFG for its own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

Interests of Core-Mark Directors and Executive Officers in the Proposed Transactions

Interests of Core-Mark Directors and Executive Officers in the Merger

Core-Mark stockholders should be aware that Core-Mark’s directors and executive officers have interests in the merger that may be different from, or in addition to, those of Core-Mark stockholders generally. The Core-Mark Board was aware of these interests and considered them, among other matters, in approving the merger agreement and making its recommendation that the Core-Mark stockholders vote “FOR” the Merger Agreement Proposal. See “The Proposed Transactions—Core-Mark Board’s Recommendation with respect to the Merger Agreement Proposal and Its Reasons for the Proposed Transactions.” The following discussion sets forth certain of these interests in the merger of each person who has served as a non-executive director or executive officer of Core-Mark at any time since January 1, 2020. Although Robert Allen is considered a non-executive director for purposes of this disclosure and Jordana Kammerud is considered an executive officer for purposes of this disclosure, Mr. Allen resigned from the Core-Mark Board on January 3, 2020 and Ms. Kammerud, the former Senior Vice President and Chief Human Resources Officer of Core-Mark, resigned from Core-Mark on February 21, 2020. Neither Mr. Allen nor Ms. Kammerud have any interest in the transaction except insofar as they may hold shares of Core-Mark common stock. The amounts presented in the following discussion do not reflect the impact of applicable withholding or other taxes.

Core-Mark Stock-Based Awards

As described above under “The Merger Agreement—Treatment of Core-Mark Equity Awards,” outstanding Core-Mark equity-based awards will be treated as follows in connection with the consummation of the merger:

Core-Mark RSUs

At the effective time, each outstanding time-based restricted stock unit of Core-Mark (other than those held by nonemployee directors of Core-Mark), will be converted into a corresponding restricted stock unit relating to the number of shares of PFG common stock determined based on the stock award exchange ratio, which are referred to as Adjusted RSUs, with the same terms and conditions as were applicable to such Core-Mark restricted stock unit immediately prior to the effective time (including with respect to vesting and termination-related vesting provisions). The number of shares of PFG common stock subject to each Adjusted RSU will be equal to the product of (i) the number of shares of Core-Mark common stock subject to such Core-Mark restricted stock unit immediately prior to the effective time, multiplied by (ii) the stock award exchange ratio, with any fractional shares rounded to the nearest whole share. Any accrued but unpaid dividend equivalents in connection with the converted Core-Mark time-based units will be assumed by PFG.

The stock award exchange ratio is the sum of (x) the exchange ratio and (y) the quotient obtained by dividing the per-share cash consideration by the volume weighted average of the sale prices per share of PFG common stock for the 10 full consecutive trading days ending on and including the business day prior to the closing date (as such volume weighted average is reported by Bloomberg or, if not reported by Bloomberg, as reported by another authoritative source).

Core-Mark PSUs

At the effective time, each performance-based restricted stock unit of Core-Mark will be converted at such time into a corresponding time-based restricted stock unit relating to the number of shares of PFG common stock with the same terms and conditions as were applicable to such performance-based restricted stock unit of Core-Mark immediately prior to the effective time (including with respect to termination-related provisions), which are referred to as Adjusted PSUs, except that the performance-based vesting conditions applicable to such Core-Mark performance-based restricted stock unit immediately prior to the effective time will not apply from and after the effective time of the merger. The number of shares of PFG common stock subject to each Adjusted PSU will be equal to the product of (i) for performance-based restricted stock units of Core-Mark granted during the calendar year in which the closing occurs, (A) the number of shares of Core-Mark common stock subject to such performance-based restricted stock unit of Core-Mark immediately prior to the effective time that would vest based on the achievement of the greater of (1) the applicable performance at the target level and (2) the actual level of performance as of the closing date, based on the achievement of the applicable performance metrics applied on a pro rata basis with respect to the applicable performance period as determined in good faith by the Core-Mark Board, multiplied by (B) the stock award exchange ratio, and (ii) for performance-based restricted stock units of Core-Mark granted prior to the calendar year in which the closing occurs, (A) the number of shares of Core-Mark common stock subject to such performance-based restricted stock unit of Core-Mark immediately prior to the effective time based on the achievement of the applicable performance metrics at the actual level of performance and as determined in good faith and consistent with past practice by the Core-Mark Board, multiplied by (B) the stock award exchange ratio, and in each case of the foregoing clauses (i) and (ii), with any fractional shares rounded to the nearest whole share. Any accrued but unpaid dividend equivalents in connection with the converted Core-Mark performance-based restricted stock units will be assumed by PFG.

Double-Trigger Vesting Protection

Adjusted RSUs and Adjusted PSUs will otherwise remain subject to accelerated vesting upon the occurrence of an involuntary termination of service or employment without “Cause” or by the holder for “Good Reason” (each, as defined in the applicable award agreement), in each case, within one year following the closing. See “—Potential Severance Payments in Connection with the Merger.”

Director RSUs

At the effective time, each outstanding time-based restricted stock unit held by a nonemployee director of Core-Mark, whether vested or unvested, will be canceled and converted into the right to receive the merger consideration on the same terms and conditions as outstanding shares of PFG common stock. The consideration will be paid to the holders of such restricted stock units, less any required tax withholding, no later than five business days following the effective time.

Annual Bonus Payments

Pursuant to the terms of the merger agreement, for the performance year during which the closing occurs, each participant in a Core-Mark annual cash incentive bonus plan will be eligible to receive an annual bonus for such performance year equal to the sum of (i) the pro rata portion of such participant’s annual bonus under the applicable annual cash incentive bonus plan based on attainment of the applicable performance measures at the actual level of performance, as determined in good faith and consistent with past practice by the Core-Mark Board prior to the effective time, for the portion of the performance period elapsed prior to the closing, which is referred to as the Pre-Closing Bonus, plus (ii) the pro rata portion of such participant’s annual bonus under Core-Mark’s annual cash incentive bonus plan for the portion of the performance period following the closing and through the end of the performance year, which is referred to as the Post-Closing Bonus, with the amount of such Post-Closing Bonus to be allocated immediately following the end of the performance year during which the closing occurs. The Pre-Closing Bonus and Post-Closing Bonus will be subject to the terms of, and will be paid in accordance with the terms of, the applicable Core-Mark annual cash incentive bonus plan.

Retention Pool Payments

Core-Mark is permitted to establish a retention program providing for retention payments in an aggregate amount of up to $5 million, which is referred to as the Retention Program, which will be in addition to Core-Mark’s annual cash and equity incentive programs. All employees other than Mr. McPherson, and Chris Miller, Chief Financial Officer of Core-Mark, are eligible to participate in the Retention Program. All amounts under the Retention Program may be paid to each participant in two installments, 75% upon the effective time of the merger and 25% on the six month anniversary of the effective time of the merger, in each case, subject to the participant’s continued employment through each date (or upon an earlier involuntary termination under certain circumstances).

As of the date of this proxy statement/prospectus, the following awards have been granted to executive officers under the retention program:

Name	Aggregate Amount
Christopher K. Hobson	$280,000
William G. Stein	$172,072
Christopher M. Murray	$176,269
Jennifer Hulett	$254,800
Brian Brandon	$153,159

Potential Payments in Connection with the Merger

A quantification of the potential payments to executive officers of Core-Mark in connection with the Merger are set forth in “—New Arrangements—Proposed Executive Severance Plan” and the tables below under “—Potential Change-in-Control Payments to Named Executive Officers.”

Other Potential Payments

Except as more fully described above under “—Core-Mark Stock-Based Awards,” “—Annual Bonus Payments,” “—Potential Severance Payments in Connection with the Merger” and “—Retention Pool Payments,” no compensation is payable to the executive officers prior to, or upon the effectiveness of, the merger, in the absence of termination of employment.

Board Services following the Merger

As described above under “The Merger Agreement—Designation of Directors,” prior to the subsequent effective time, PFG has agreed to take all actions necessary so that, upon the subsequent effective time, the size of the PFG Board will increase by at least one seat and at least one member of the Core-Mark Board will be appointed to the PFG Board, as selected by mutual agreement of PFG and Core-Mark. However, in no event will there be more than one member of the Core-Mark Board appointed to the PFG Board without PFG’s written consent in its sole discretion.

New Arrangements

Proposed Employment Agreement with Mr. McPherson

In connection with the merger agreement, PFG entered into a summary of material terms for a new employment agreement, which is referred to as the Employment Agreement, with Mr. McPherson. Under the Employment Agreement, Mr. McPherson will be employed in the position of Senior Vice President, Core-Mark President and Chief Executive Officer, reporting to Vistar’s Executive Vice President and Chief Executive Officer. In addition, the Employment Agreement sets forth Mr. McPherson’s annual and long term compensation and severance under the PFG Executive Severance Plan as a Tier II participant entitled to 18 months of severance benefits thereunder. The summary of material terms provides that each of PFG and Mr. McPherson will negotiate and finalize the definitive Employment Agreement in good faith as soon as practicable following the execution of the merger agreement.

Proposed Executive Severance Plan

In connection with the merger agreement, Core-Mark may amend and replace its existing severance policy (as disclosed in prior filings) and set forth below is a description of the proposed terms of such Core-Mark Holding Company, Inc. Executive Change in Control Severance Pay Plan (the “Executive Severance Plan”).

Under the Executive Severance Plan, employees of the Company with the title of Vice President, Senior Vice President or Executive Vice President (“participants”) are eligible for severance in the event of a participant’s termination of employment by the Company without “cause” or by the participant for “good reason” during the period commencing on the effective time of the Merger and ending on the date that is twelve (12) months thereafter (a “Qualifying Termination”).

Severance payments and benefits under the Executive Severance Plan are as follows:

1. Severance Payment. Participants are eligible to receive a cash severance payment upon a Qualifying Termination, the amount of which is determined based on the participant’s years of service with the Company, as set forth in the following table:

•	Less than 2 years of service – 2 months of base salary and target bonus.

•	Between 2 and 5 years of service – 4 months of base salary and target bonus.

•	Between 5 and 10 years of service – 8 months of base salary and target bonus.

•	Between 10 and 20 years of service – 12 months of base salary and target bonus.

•	More than 20 years of service – 18 months of base salary and target bonus.

Additionally, Vice Presidents and Senior Vice Presidents are eligible for a minimum benefit payment equal to 12 months of base salary and target bonus and Executive Vice Presidents are eligible for a minimum benefit of payments equal to 18 months of base salary and target bonus.

2. Prorated Bonus Payment. Participants are also entitled to receive a prorated bonus for the year in which a Qualifying Termination occurs, with the amount of such prorated bonus equal to the product of (a) the participant’s target bonus for the year in which the Qualifying Termination occurs, and (b) a fraction, the numerator of which is the number of days from January 1 through the date of the Qualifying Termination, and the denominator of which is 365.

3. Benefits Continuation. In addition, upon a Qualifying Termination, the Company will provide reimbursement for the cost of COBRA premiums for the number of months for which the participant receives the severance payments.

All severance benefits under the Executive Severance Plan are conditioned on the participant signing and not revoking a general release of claims. The Executive Severance Plan does not provide for any excise tax gross-up payments.

Assuming the consummation of the merger occurred on July 1, 2021, the latest practicable date to determine such amounts before the filing of this proxy statement/prospectus, and the employment of the each such executive officer was terminated without “Cause” or for “Good Reason” on such date, the aggregate severance payment under the Executive Severance Plan to Jenn Hulett would be $1,075,337 and to Brian Brandon would be $638,948. Such amounts reflect the severance payments under the Executive Severance Plan to each executive officer of Core-Mark, other than Core-Mark’s named executive officers.

Golden Parachute Compensation Table

The table below, entitled “Potential Change-in-Control Payments to Named Executive Officers,” along with its footnotes, sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation payable to Core-Mark’s Chief Executive Officer, Chief Financial Officer and three other most highly compensated executive officers, as determined for purposes of its most recent annual proxy statement (each of whom we refer to as a “named executive officer”), which compensation is subject to an advisory vote of Core-Mark’s stockholders, as described below in the section entitled “Core-Mark Proposals—Proposal 2—Merger-Related Compensation Proposal.” The table assumes the consummation of the merger occurred on July 1, 2021, the latest practicable date to determine such amounts before the filing of this proxy statement/prospectus, and the employment of the named executive officer was terminated without “Cause” or for “Good Reason” on such date. The value of any equity-based awards was calculated by multiplying the number of shares of Core-Mark’s common stock subject to a restricted stock unit award or performance-based stock unit award by $45.26, the average closing price of Core-Mark’s common stock over the first five business days beginning on May 17, 2021, the first trading day that commenced immediately following the date that news of the proposed transactions was made public.

Potential Change-in-Control Payments to Named Executive Officers

Name	Cash ($)(1)	Equity($)(2)	Total ($)
Scott E. McPherson	$2,127,800	$3,753,261	$5,881,061
Christopher M. Miller	$1,217,845	$2,338,875	$3,556,721
Christopher K. Hobson	$1,125,764	$2,338,875	$3,464,639
William G. Stein	$1,070,604	$2,338,875	$3,409,479
Christopher M. Murray	$1,043,436	$1,916,411	$2,959,847

(1)	Cash. The cash payments described in this footnote include the following components upon a Qualifying Termination:

Name	Base Salary Severance ($)	Target Bonus Severance ($)	Pro Rata Bonus ($)	COBRA Reimbursement ($)	Accrued Paid Time Off ($)	Total ($)
Scott E. McPherson	$888,376	$888,376	$293,692	$23,188	$34,168	$2,127,800
Christopher M. Miller	$628,986	$419,324	$138,626	$0	$30,910	$1,217,845
Christopher K. Hobson	$600,001	$344,144	$132,238	$33,997	$15,385	$1,125,764
William G. Stein	$516,216	$400,001	$113,772	$33,997	$6,618	$1,070,604
Christopher M. Murray	$528,806	$352,537	$116,547	$32,666	$12,881	$1,043,436

(2)

Equity. The amounts listed reflect the value that will be received by each named executive officer in respect of outstanding Company equity awards upon a Qualifying Termination. The amounts listed in the table below are “double trigger” payments that are payable to each of the named executive officers on a Qualifying Termination. For further details regarding the treatment of Company equity awards in connection with the Merger, see the sections entitled “—Treatment of Outstanding Equity Awards”. The following supplementary table shows this “double-trigger” value by type of award:

Name	“Double Trigger” RSU Awards ($)	“Single Trigger” RSU Awards ($)	“Double Trigger” PSU Awards ($)	“Single Trigger” PSU Awards ($)	Total ($)
Scott E. McPherson	$2,986,308	$0	$766,953	$0	$3,753,261
Christopher M. Miller	$1,859,297	$0	$479,578	$0	$2,338,875
Christopher K. Hobson	$1,859,297	$0	$479,578	$0	$2,338,875
William G. Stein	$1,859,297	$0	$479,578	$0	$2,338,875
Christopher M. Murray	$1,492,181	$0	$424,230	$0	$1,916,411

Outstanding Equity-Based Awards for Core-Mark Directors and Executive Officers

The following table provides information for each of the non-executive directors and executive officers of Core-Mark as of July 1, 2021, the latest practicable date to determine such amounts before the filing of this proxy statement/prospectus, regarding (i) the aggregate number of shares of Core-Mark common stock underlying each outstanding time-based restricted stock unit held by a nonemployee director of Core-Mark (which are referred to as the Accelerated Equity Awards), whether vested or unvested, will be canceled and be converted into the right to receive merger consideration at the effective time of the merger, (ii) the value of the Accelerated Equity Awards, (iii) the aggregate number of shares of Core-Mark common stock underlying each outstanding time-based restricted stock unit of Core-Mark (other than those held by nonemployee directors of Core-Mark) and each performance-based restricted stock unit of Core-Mark and (which are collectively referred to as the Rollover Equity Awards), which will be converted into awards relating to shares of PFG common stock at the effective time of the merger (assuming the outstanding performance criteria are satisfied at the target level with respect to performance-based restricted stock units), and (iv) the value of the Rollover Equity Awards. These numbers do not forecast any grants, additional issuances, dividends, additional deferrals or forfeitures of equity-based awards following the date of this proxy statement/prospectus and do not forecast actual performance for performance-based restricted stock units. Depending on when the closing date occurs, certain equity-based awards shown in the table may vest in accordance with their terms.

Name	Number of Shares Underlying Accelerated Equity Awards(1)	Value of Shares Underlying Accelerated Equity Awards(2)	Number of Shares Underlying Rollover Equity Awards(3)	Value of Shares Underlying Rollover Equity Awards(2)
Non-Executive Directors
Stuart W. Booth	3,261	$147,580	—	—
Rocky Dewbre	3,261	$147,580	—	—
Laura Flanagan	3,261	$147,580	—	—
Robert G. Gross	3,261	$147,580	—	—
Diane Randolph	3,261	$147,580	—	—
Harvey L. Tepner	3,261	$147,580	—	—
Rosemary Turner	2,218	$100,378	—	—
Named Executive Officers
Scott E. McPherson	82,934	$3,753,261	36,491	1,651,437
Christopher M. Miller	51,681	$2,338,875	22,740	1,029,121
Christopher K. Hobson	51,681	$2,338,875	22,740	1,029,121
William G. Stein	51,681	$2,338,875	22,740	1,029,121
Christopher M. Murray	42,346	$1,916,411	18,632	843,210
Other Executive Officers
Jennifer Hulett	30,745	$1,391,396	13,528	612,223
Brian Brandon	28,603	$1,294,457	12,585	569,547

(1)	As described above, the Accelerated Equity Awards, whether vested or unvested will be canceled at the effective time of the merger and converted into the right to receive merger consideration.
(2)

The value of each Accelerated Equity Award and Rollover Equity Award is determined by multiplying the number of shares of Core-Mark common stock subject to such Accelerated Equity Award or Rollover Equity Award, as applicable, by $45.26, the average closing price of Core-Mark’s common stock over the first five business days beginning on May 17, 2021, the first trading day that commenced immediately following the date that news of the proposed transactions was made public.

Indemnification and Insurance

Pursuant to the merger agreement, for at least six years after the effective time of the merger, PFG has agreed to cause the surviving entity or its applicable subsidiaries to indemnify and hold harmless, and advance expenses to, any current or former officer or director of Core-Mark against any out-of-pocket costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, or damages in connection with any actual or threatened action arising out of or relating to (i) the fact that such person is or was a director or officer of Core-Mark or its subsidiaries, (ii) any acts or omissions occurring or alleged to occur prior to or at the effective time of the merger in such person’s capacity as a director or officer of Core-Mark or its subsidiaries or (iii) the mergers, the merger agreement or the transactions contemplated thereby, in each case, to the extent permitted by applicable law.

Further, for at least six years after the effective time of the merger, PFG has agreed to cause the surviving entity or its applicable subsidiaries to maintain in effect, for the benefit of the current or former officer or director of Core-Mark, the current level and scope of directors’ and officers’ liability insurance coverage in Core-Mark’s current directors’ and officers’ liability insurance policy in effect as of the date of the merger agreement, subject to an annual cap of 250% of the annual premium of Core-Mark’s current policy. If the annual premiums payable for such insurance coverage exceed the annual cap, the surviving entity will obtain a policy with the greatest coverage available for a cost equal to the annual cap. In the alternative, Core-Mark may, in consultation with PFG, obtain a prepaid “tail” policy prior to the effective time of the merger that provides the current or former officers or directors of Core-Mark with directors’ and officers’ liability insurance for at least six years following the effective time of the merger. See the section titled “The Merger Agreement—Covenants and Agreements—Indemnification and Insurance.”

Accounting Treatment

PFG prepares its financial statements in accordance with GAAP. The transaction will be accounted for by applying the acquisition method in accordance with Accounting Standards Codification 805, Business Combinations, or ASC 805, which requires the determination of the acquirer, the acquisition date, the fair value of assets and liabilities of the acquiree and the measurement of goodwill. The accounting guidance provides that in identifying the acquiring entity in a combination effected through an exchange of equity interests, all pertinent facts and circumstances must be considered, including the relative voting rights of the stockholders of the constituent companies in the combined entity, the composition of the board of directors and senior management of the surviving entity, the relative size of each company and the terms of the exchange of equity securities in the business combination, including payment of any premium.

Based on the fact that current PFG Board members will represent a majority of the directors of the PFG Board immediately following the completion of the transaction, PFG stockholders will own approximately 87% of the stock of the surviving entity with Core-Mark stockholders receiving a premium (as of the date preceding the transaction announcement) over the fair market value of their shares on such date, as well as other terms of the transaction, PFG is considered to be the acquirer of Core-Mark for accounting purposes.

Accordingly, PFG will allocate the purchase price to the fair value of Core-Mark’s assets and liabilities at the acquisition date. To the extent the net fair value of the assets acquired and liabilities assumed is less than the purchase price, goodwill will be recognized for the difference. Currently, the preliminary purchase price allocation indicates that goodwill will be recognized because the preliminary net fair value of the assets to be acquired and liabilities to be assumed is less than the preliminary purchase price.

All unaudited pro forma condensed combined consolidated financial statements contained in this proxy statement/prospectus were prepared using the acquisition method of accounting. The final allocation of the purchase price will be determined after the transaction is completed and after completion of an analysis to determine the estimated net fair value of Core-Mark’s assets and liabilities. Accordingly, the final acquisition accounting adjustments may be materially different from the unaudited pro forma adjustments. Any decrease in the estimated net fair value of the assets and liabilities of Core-Mark as compared to the unaudited pro forma information included in this proxy statement/prospectus will have the effect of increasing the goodwill recognized related to the transaction.

Regulatory Approvals Required for the Proposed Transactions

Department of Justice, Federal Trade Commission and Other U.S. Antitrust Authorities

Under the HSR Act, certain transactions, including the proposed transactions, may not be completed unless certain waiting period requirements have expired or been terminated. The HSR Act provides that each party must file a pre-merger notification with the FTC and the Antitrust Division. A transaction notifiable under the HSR Act may not be completed until the expiration of a 30-calendar-day waiting period following the parties’ filings of their respective HSR Act notification forms or the early termination of that waiting period. If the FTC or Antitrust Division issues a Request for Additional Information and Documentary Material prior to the expiration of the initial waiting period, the parties must observe a second 30-calendar-day waiting period, which would begin to run only after both parties have substantially complied with the request for additional information, unless the waiting period is terminated earlier. Under the merger agreement, completion of the proposed transactions is conditioned on the HSR Act Clearance.

Each of PFG and Core-Mark filed its respective HSR Act notification and report form with respect to the proposed transactions on June 7, 2021. The FTC is reviewing the proposed transactions. On July 7, 2021, the day prior to the date on which the waiting period under the HSR Act was to expire, PFG voluntarily withdrew its notification and report form, as permitted by the HSR Act and the terms of the merger agreement. PFG refiled such form with the FTC on July 9, 2021. Unless the FTC grants early termination of the HSR Act waiting period or formally requests additional information concerning the proposed transactions, the waiting period will expire on August 9, 2021.

At any time before or after the proposed transactions is completed, the FTC could take action under U.S. federal antitrust laws in opposition to the proposed transactions, including seeking to enjoin completion of the proposed transactions, condition approval of the proposed transactions upon the divestiture of assets of PFG, Core-Mark or their respective subsidiaries or impose restrictions on PFG’s post-merger operations. In addition, U.S. state attorneys general could take such action under state antitrust laws as they deem necessary or desirable in the public interest, including, without limitation, seeking to enjoin completion of the proposed transactions or permitting completion subject to regulatory concessions or conditions. Private parties also may seek to take legal action under the U.S. federal or state antitrust laws under some circumstances.

Other Governmental Approvals

Neither PFG nor Core-Mark is aware of any material governmental approvals or actions that are required for completion of the proposed transactions other than those described above. It is presently contemplated that if any such additional material governmental approvals or actions are required, those approvals or actions will be sought.

Timing; Challenges by Governmental and Other Entities

There can be no assurance that the HSR Act Clearance will be obtained and, if obtained, there can be no assurance as to the timing of the HSR Act Clearance or obtaining the HSR Act Clearance on satisfactory terms or the absence of any litigation challenging such approvals. In addition, there can be no assurance that any of the governmental or other entities described above, including the FTC, U.S. state attorneys general and private parties, will not challenge the proposed transactions on antitrust or competition grounds and, if such a challenge is made, there can be no assurance as to its result.

Treatment of Core-Mark’s Existing Debt; Financing

There is no financing condition to the proposed transactions. In connection with the proposed transactions, PFG intends to repay in full and terminate Core-Mark’s existing revolving credit facility.

PFG currently expects to fund the cash portion of the merger consideration with borrowing from its asset-based revolving credit facility and the issuance of new senior unsecured notes.

Appraisal Rights

Core-Mark Stockholders Appraisal Rights

Record holders of Core-Mark common stock who comply with the procedures summarized below will be entitled to appraisal rights if the merger is completed. Under Section 262 of the DGCL, which is referred to as Section 262, holders of shares of Core-Mark common stock with respect to which appraisal rights are properly demanded and perfected and not withdrawn or lost are entitled, in lieu of receiving the merger consideration, to have the “fair value” of their shares (exclusive of any element of value arising from the accomplishment or expectation of the merger) at the effective time of the merger, which is referred to as the completion of the proposed transactions, judicially determined and paid to them in cash by complying with the provisions of Section 262. Core-Mark is required to send a notice to that effect to each stockholder of record not less than 20 days prior to the special meeting. This proxy statement/prospectus constitutes that notice to the record holders of Core-Mark common stock.

The following is a brief summary of Section 262, which sets forth the procedures for demanding statutory appraisal rights. This summary, however, is not a complete statement of the applicable requirements, and is qualified in its entirety by reference to Section 262, a copy of the text of which is attached to this proxy statement/prospectus as Annex C. If you wish to consider exercising your appraisal rights, you should carefully review the text of Section 262 contained in Annex C. Strict compliance within the statutory procedures on Section 262 of the DGCL is required. Failure to comply timely and properly with the requirements of Section 262 may result in the loss of your appraisal rights under the DGCL. The following summary does not constitute any legal or other advice, nor does it constitute a recommendation that stockholders exercise their appraisal rights under Section 262.

Stockholders of record who desire to exercise their appraisal rights must do all of the following: (i) not vote in favor of the adoption of the merger agreement; (ii) deliver in the manner set forth below a written demand for appraisal of the stockholder’s shares to the Secretary of Core-Mark before the vote on the Merger Agreement Proposal at the special meeting; (iii) continuously hold the shares of record from the date of making the demand through the effective time and (iv) otherwise comply with the requirements of Section 262.

Only a holder of record of Core-Mark common stock is entitled to demand an appraisal of the shares registered in that holder’s name. A demand for appraisal must be executed by or for the stockholder of record. The demand should set forth, fully and correctly, the stockholder’s name as it appears on the certificates representing shares. If shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, such demand must be executed by the fiduciary. If shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be executed by or on behalf of all joint owners. An authorized agent, including an agent of two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose that, in exercising the demand, the agent is acting as agent for the record owner.

A record owner, such as a broker, who holds shares as a nominee for others may exercise appraisal rights with respect to the shares held for all or less than all beneficial owners of shares as to which the holder is the record owner. In that case, the written demand must set forth the number of shares covered by the demand. Where the number of shares is not expressly stated, the demand will be presumed to cover all shares outstanding in the name of the record owner.

Beneficial owners who are not record owners and who intend to exercise appraisal rights should consult with the record owner to determine the appropriate procedures for having the record holder make a demand for appraisal with respect to the beneficial owner’s shares. Any holder of shares held in “street name” who desires appraisal rights with respect to those shares must take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record owner of the shares. Shares held through brokerage firms, banks and other financial institutions are frequently deposited with and held of record in the name of a nominee of a central security depository, such as Cede & Co., The Depository Trust Company’s nominee. A demand for appraisal with respect to such shares must be made by or on behalf of the depository nominee and it must identify the depository nominee as the record owner. Any beneficial holder of shares desiring appraisal rights with respect to such shares which are held through a brokerage firm, bank or other financial institution is responsible for ensuring that the demand for appraisal is made by the record holder.

As required by Section 262, a demand for appraisal must be in writing and must reasonably inform Core-Mark of the identity of the record holder (which might be a nominee as described above) and of such holder’s intention to seek appraisal of the holder’s shares.

Stockholders of record who elect to demand appraisal of their shares must mail or deliver their written demand to:

Core-Mark Holding Company, Inc.

1500 Solana Boulevard, Suite 3400 Westlake, Texas 76262

Attention: David Lawrence

The written demand for appraisal should specify the stockholder’s name and mailing address. The written demand must reasonably inform Core-Mark that the stockholder intends thereby to demand an appraisal of his, her or its shares. The written demand must be received by Core-Mark prior to the vote on the Merger Agreement Proposal at the special meeting. Neither voting (in person or by proxy) against, abstaining from voting on or failing to vote on the adoption of the merger agreement will alone suffice to constitute a written demand for appraisal within the meaning of Section 262. In addition, the stockholder must not vote its shares of Core-Mark common stock in favor of the Merger Agreement Proposal. An executed proxy that does not contain voting instructions will, unless revoked, be voted in favor of the Merger Agreement Proposal and will cause the stockholder’s right of appraisal to be lost. Therefore, a stockholder who desires to exercise appraisal rights should either (x) refrain from executing and submitting the enclosed proxy card or (y) vote by proxy against the Merger Agreement Proposal or affirmatively register an abstention with respect thereto.

Within 120 days after the effective time, but not thereafter, either the surviving entity in the merger or any stockholder who has timely and properly demanded appraisal of such stockholder’s shares and who has complied with the requirements of Section 262 and is otherwise entitled to appraisal rights, or any beneficial owner for which a demand for appraisal has been properly made by the record holder, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery, with a copy served on the surviving entity in the case of a petition filed by a stockholder, demanding a determination of the fair value of the shares of all stockholders who have properly demanded appraisal. There is no present intent on the part of PFG to cause Core-Mark as the surviving entity to file an appraisal petition, and stockholders seeking to exercise appraisal rights should not assume that the surviving entity will file such a petition or that the surviving entity will initiate any negotiations with respect to the fair value of such shares. Accordingly, stockholders who desire to have their shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262.

Within 120 days after completion of the proposed transactions, any stockholder who has complied with the applicable provisions of Section 262 will be entitled, upon written request, to receive from the surviving entity a statement setting forth the aggregate number of shares of Core-Mark common stock not voting in favor of the merger and with respect to which demands for appraisal were received by the surviving corporation and the number of holders of such shares. A person who is the beneficial owner of shares held in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the surviving entity for the statement described in the previous sentence. Such statement must be mailed within 10 days after the written request therefor has been received by the surviving entity within 10 days after the expiration of the period of delivery of demands for appraisal, whichever later.

If a petition for appraisal is duly filed by a Core-Mark stockholder and a copy of the petition is delivered to the surviving entity, then the surviving entity will be obligated, within 20 days after receiving service of a copy of the petition, to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares of Core-Mark common stock and with whom agreements as to the value of their shares of Core-Mark common stock have not been reached by Core-Mark. After notice to stockholders who have demanded appraisal, if such notice is ordered by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing upon the petition and determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights. The Delaware Court of Chancery may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Delaware Court of Chancery may dismiss the proceedings as to such stockholder. The Delaware Court of Chancery must dismiss an appraisal proceeding as to all Core-Mark stockholders who assert appraisal rights unless (i) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (ii) the value of the consideration provided in the merger for such total number of shares seeking appraisal exceeds $1 million, or (iii) the merger was approved pursuant to Section 253 or Section 267 of the DGCL. Where proceedings are not dismissed, the appraisal proceeding will be conducted, as to the shares of Core-Mark common stock owned by such stockholders, in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings.

After a hearing on such petition, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights and thereafter will appraise the shares owned by those stockholders, determining the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest to be paid, if any, upon the amount determined to be the fair value. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, and except as provided in subsection (h) of Section 262 of the DGCL, interest from the date the merger is completed through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharges) as established from time to time during the period between the date the merger is completed and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the combined company may pay to each former Core-Mark stockholder entitled to appraisal an amount in cash, in which case interest will accrue thereafter as provided in Section 262 of the DGCL only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Delaware Court of Chancery, and (ii) interests theretofore accrued, unless paid at that time. In determining fair value, the Delaware Court of Chancery is to take into account all relevant factors. In Weinberger v. UOP, Inc., et al., the Delaware Supreme Court stated that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be determined “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering seeking appraisal should bear in mind that the fair value of their shares determined under Section 262 could be more than, the same as, or less than the merger consideration they are entitled to receive pursuant to the merger agreement if they do not seek appraisal of their shares, and that opinions of investment banking firms as to the fairness from a financial point of view of the consideration payable in a transaction are not opinions as to fair value under Section 262. Each of PFG and Core-Mark reserves the right to assert, in any appraisal proceeding, that for purposes of Section 262, the “fair value” of a share of Core-Mark common stock is less than the applicable merger consideration.

The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and charged upon the parties as the Delaware Court of Chancery deems equitable in the circumstances. However, costs do not include attorneys’ and expert witness fees. The Delaware Court of Chancery may order that all or a portion of the expenses incurred by such stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all shares entitled to appraisal. In the absence of such a determination of assessment, each party bears its own expenses.

From and after the date of completion of the proposed transactions, any stockholder who has duly demanded appraisal in compliance with Section 262 will not, after completion of the proposed transactions, be entitled to vote for any purpose any shares subject to such demand or to receive payment of dividends or other distributions on such shares, except for dividends or distributions payable to stockholders of record at a date prior to completion of the proposed transactions.

Within 10 days after the effective time of the merger, the surviving entity must give notice of the date that the merger became effective to each of Core-Mark’s stockholders who has properly filed a written demand for appraisal, who did not vote in favor of the Merger Agreement Proposal and who has otherwise complied with Section 262. At any time within 60 days after completion of the proposed transactions, any stockholder who has demanded appraisal and who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such stockholder’s demand for appraisal and to accept the cash and PFG common stock to which the stockholder is entitled pursuant to the merger. After this period, the stockholder may withdraw such stockholder’s demand for appraisal only with the written approval of the surviving entity. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after completion of the proposed transactions, stockholders’ rights to appraisal will cease and all stockholders will be entitled only to receive the merger consideration as provided for in the merger agreement. No petition timely filed in the Delaware Court of Chancery demanding appraisal will be dismissed as to any stockholders without the approval of the

Delaware Court of Chancery, and that approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, the preceding sentence will not affect the right of any stockholder who has not commenced an appraisal proceeding or joined the proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger within 60 days after completion of the proposed transactions.

The foregoing is a brief summary of Section 262 that sets forth the procedures for demanding statutory appraisal rights. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to Section 262, a copy of the text of which is attached as Annex C to this proxy statement/prospectus.

Failure to comply strictly with all the procedures set forth in Section 262 may result in the loss of a stockholder’s statutory appraisal rights. Consequently, if you wish to exercise your appraisal rights, you are strongly urged to consult a legal advisor before attempting to exercise your appraisal rights.

NYSE Listing of PFG Common Stock; Delisting and Deregistration of Core-Mark Common Stock

PFG has agreed to use its reasonable best efforts to cause the shares of PFG common stock to be issued in the merger to be approved for listing on the NYSE subject to official notice of issuance. The listing of the shares of PFG common stock is also a condition to completion of the proposed transactions.

If the merger is completed, Core-Mark common stock will cease to be listed on the Nasdaq and Core-Mark common stock will be deregistered under the Exchange Act.

U.S. Federal Income Tax Consequences

The following is a general discussion of the U.S. federal income tax consequences of the merger and the subsequent merger (collectively, the “mergers”) generally applicable to U.S. holders (as defined below) of Core-Mark common stock that exchange their Core-Mark common stock for the merger consideration in the merger.

This discussion is based upon the Code, U.S. Treasury regulations promulgated under the Code and court and administrative rulings and decisions, all as in effect on the date of this proxy statement/prospectus. These authorities may change, possibly retroactively, or be subject to differing interpretations, and any such change or differing interpretation could affect the accuracy of the statements and conclusions set forth in this discussion.

This discussion addresses only those U.S. holders of Core-Mark common stock that hold their Core-Mark common stock as a “capital asset” (generally, property held for investment) within the meaning of Section 1221 of the Code. This discussion is not a complete description of all of the U.S. federal income tax consequences of the mergers and, in particular, does not address any tax consequences arising under the unearned income Medicare contribution tax enacted pursuant to the Health Care and Education Reconciliation Act of 2010, nor does it address any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction, or under any U.S. federal laws other than those pertaining to the income tax. Further, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your individual circumstances or that may be applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

•	a bank or financial institution;

•	a tax-exempt organization (including private foundation);

•	a real estate investment trust or real estate mortgage investment conduit;

•	a partnership, S corporation or other arrangement treated as a partnership or pass-through entity (or an investor in a partnership, S corporation or other pass-through entity);

•	an insurance company;

•	a regulated investment company or a mutual fund;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	a U.S. holder of Core-Mark common stock subject to the alternative minimum tax provisions of the Code;

•	a U.S. holder of Core-Mark common stock that received Core-Mark common stock through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

•	a U.S. holder of Core-Mark common stock that has a functional currency other than the U.S. dollar;

•	a U.S. holder of Core-Mark common stock that holds Core-Mark common stock as part of a hedge, straddle, constructive sale, conversion or other integrated transaction;

•	a U.S. holder who properly exercises or perfects appraisal rights; or

•	a U.S. expatriate.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Core-Mark common stock that is, for U.S. federal income tax purposes, (1) a citizen or an individual who is a resident of the United States, (2) a corporation organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes, or (4) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source.

If an entity or an arrangement treated as a partnership for U.S. federal income tax purposes holds Core-Mark common stock, the U.S. federal income tax consequences to a partner in such partnership (or owner of such entity) generally will depend on the status of the partner and the activities of the partnership (or entity). Any entity treated as a partnership for U.S. federal income tax purposes that holds Core-Mark common stock, and any partners in such partnership, is urged to consult their own tax advisors with respect to the tax consequences of the mergers in their specific circumstances.

The tax consequences of the mergers will depend on your specific situation. You are urged to consult your own tax advisor as to the tax consequences of the mergers in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local, non-U.S. or other tax laws and of changes in those laws.

Tax Consequences of the Mergers

PFG and Core-Mark intend for (and have agreed to use their respective reasonable best efforts to cause) the mergers, taken together, to constitute a single integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes. Core-Mark and PFG have not sought any opinion from counsel to Core-Mark or PFG that the mergers, taken together, qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In addition, neither Core-Mark nor PFG intends to request any ruling from the Internal Revenue Service regarding the U.S. federal income tax consequences of the mergers and, as a result, there can be no assurance that the Internal Revenue Service will not challenge the treatment of the mergers, taken together, as a single integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, or that a court would not sustain such a challenge.

Tax Consequences upon the Exchange of Core-Mark Common Stock for Merger Consideration in the Merger

If the merger and the subsequent merger, taken together, do so qualify as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes, the U.S. federal income tax consequences of the mergers to U.S. holders of Core-Mark common stock generally will be as follows:

•

A U.S. holder will recognize gain (but not loss) in an amount equal to the lesser of: (i) the amount, if any, by which the sum of the cash (other than cash received in lieu of fractional shares, the treatment of which is set forth below) and the fair market value of the PFG common stock received by such U.S. holder exceeds such U.S. holder’s adjusted tax basis in such U.S. holder’s Core-Mark common stock exchanged therefor and (ii) the amount of cash received by such U.S. holder (including cash received in lieu of fractional shares). Such gain will be capital gain (except for gain treated as a dividend, as discussed below) and will be long-term capital gain if the U.S. holder’s holding period in the Core-Mark common stock surrendered exceeds one year at the effective time of the merger. Long-term capital gain is taxed at reduced rates for non-corporate holders.

•

The aggregate tax basis of the PFG common stock received by a U.S. holder in the merger will be the same as the aggregate adjusted tax basis of such U.S. holder’s Core-Mark common stock exchanged therefor, decreased by the cash received (including any cash received in lieu of a fractional share of PFG common stock) and increased by the amount of any gain recognized by the U.S. holder.

•

A U.S. holder who receives cash in lieu of a fractional share of PFG common stock generally will be treated as having (i) received the fractional share of PFG common stock pursuant to the merger and then (ii) exchanged that fractional share for cash in a redemption by PFG. As a result, assuming that the redemption of the fractional share of PFG common stock is treated as a sale or exchange and not as a dividend (as discussed below), the U.S. holder generally will recognize capital gain or loss with respect to cash received in lieu of a fractional share of PFG common stock equal to the difference, if any, between the amount of cash received and the tax basis in such fractional share (determined as described above). Any gain or loss recognized generally (per the below discussion regarding holding period) will be long-term capital gain or loss if the shares of Core-Mark common stock exchanged in the merger had been held for more than one year. The deductibility of capital losses is subject to limitations.

•	A U.S. holder’s holding period in the PFG common stock received will include the holding period of the Core-Mark common stock exchanged for such PFG common stock.

If a U.S. holder acquired Core-Mark common stock at different times or at different prices, any gain or loss realized will be determined separately with respect to each block of Core-Mark common stock, and a loss realized (but not recognized) on the exchange of one block of Core-Mark common stock cannot be used to offset a gain realized on the exchange of another block of Core-Mark common stock. Any such U.S. holder is urged to consult its own tax advisor regarding the manner in which cash (including cash received in lieu of fractional shares) and PFG common stock received pursuant to the merger is allocated among different blocks of Core-Mark common stock and with respect to identifying the bases or holding periods of particular PFG common stock received in the merger.

Cash received by a U.S. holder that is also the beneficial owner of PFG common stock may be treated under certain circumstances as a dividend for U.S. federal income tax purposes. In general, the determination of whether any gain recognized will be treated as capital gain or has the effect of a distribution of a dividend depends upon whether and to what extent the exchange reduces the U.S. holder’s deemed percentage stock ownership of PFG (as calculated for U.S. federal income tax purposes). In general, such treatment generally will not apply to a stockholder in a publicly held corporation, such as PFG, whose relative stock interest is minimal and who exercises no control with respect to corporate affairs. These rules are complex and depend upon the specific factual circumstances particular to each U.S. holder. Consequently, each U.S. holder that may be subject to these rules is urged to consult its tax advisor as to the application of these rules to its particular facts.

If the mergers, taken together, do not so qualify as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes, for example, because the total consideration to be paid to holders of Core-Mark common stock exercising appraisal rights is significant, or if there is a change in applicable law, then a U.S. holder of Core-Mark common stock that exchanges such shares of Core-Mark common stock for PFG common stock and cash generally will recognize gain or loss equal to the difference, if any, between (i) the sum of the cash (including any cash received in lieu of a fractional share of PFG common stock) and the fair market value of the PFG common stock actually received by such U.S. holder and (ii) such U.S. holder’s adjusted tax basis in the Core-Mark common stock exchanged therefor. Gain or loss must be calculated separately for each block of PFG common stock exchanged by such U.S. holder if such blocks were acquired at different times or for different prices. Any gain or loss so recognized will be long-term capital gain or loss if the U.S. holder’s holding period in a particular block of Core-Mark common stock exceeds one year at the effective time of the merger. Long-term capital gain is taxed at reduced rates for non-corporate holders. The deductibility of capital losses is subject to limitations. A U.S. holder’s aggregate tax basis in the PFG common stock received in the merger will equal the fair market value of such PFG common stock as of the effective time of the merger, and the holding period of such PFG common stock will begin on the date after the merger.

Information Reporting

A U.S. holder may be required to retain records related to such U.S. holder’s Core-Mark common stock and file with its U.S. federal income tax return, for the taxable year that includes the mergers, a statement setting forth certain facts relating to the mergers.

U.S. holders of Core-Mark common stock are urged to consult their own tax advisors with respect to the tax consequences of the mergers in their particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local, non-U.S. or other tax laws and of changes in those laws.

Restrictions on Sales of Shares of PFG Common Stock Received in the Merger

All shares of PFG common stock received by Core-Mark stockholders in the merger will be freely tradable for purposes of the Securities Act and the Exchange Act, except for shares of PFG common stock received by any Core-Mark stockholder who becomes an “affiliate” of PFG after completion of the proposed transactions (such as Core-Mark directors or executive officers who become directors or executive officers of PFG after the merger). This proxy statement/prospectus does not cover resales of shares of PFG common stock received by any person upon completion of the proposed transactions, and no person is authorized to make any use of this proxy statement/prospectus in connection with any resale.

THE MERGER AGREEMENT

The following summary describes certain material provisions of the merger agreement. This summary is not complete and is qualified in its entirety by the merger agreement, which is attached to this proxy statement/prospectus as Annex A and which constitutes part of this proxy statement/prospectus. You are encouraged to read carefully the merger agreement in its entirety because this summary may not contain all of the information about the merger agreement that is important to you. The rights and obligations of the parties to the merger agreement are governed by the express terms of the merger agreement and not by this summary or any other information contained in this proxy statement/prospectus.

The representations, warranties, covenants and agreements described below and included in the merger agreement were made only for purposes of the merger agreement as of specific dates, were solely for the benefit of the parties to the merger agreement (except as otherwise specified therein) and may be subject to important qualifications, limitations and supplemental information agreed to by PFG, Merger Sub I, Merger Sub II and Core-Mark in connection with negotiating the terms of the merger agreement. In addition, the representations and warranties may have been included in the merger agreement for the purpose of allocating contractual risk between PFG, Merger Sub I, Merger Sub II and Core-Mark rather than to establish matters as facts and may be subject to standards of materiality applicable to such parties that differ from those applicable to investors. Except for the right of Core-Mark stockholders to receive the merger consideration after the completion of the proposed transactions, investors and security holders are not third-party beneficiaries under the merger agreement and should not rely on the representations, warranties, covenants and agreements or any descriptions thereof as characterizations of the actual state of facts or condition of PFG, Merger Sub I, Merger Sub II, Core-Mark or any of their respective affiliates or businesses. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the merger agreement. In addition, you should not rely on the covenants and agreements in the merger agreement as actual limitations on the respective businesses of PFG, Merger Sub I, Merger Sub II or Core-Mark because the parties to the merger agreement may take certain actions that are either expressly permitted in the merger agreement, the confidential disclosure schedules to the merger agreement or as otherwise consented to by the appropriate party, which consent may be given without prior notice to the public. The merger agreement is described below, and included as Annex A hereto, only to provide you with information regarding its terms and conditions and not to provide any other factual information regarding PFG, Merger Sub I, Merger Sub II, Core-Mark or their respective businesses. Accordingly, the representations, warranties, covenants and other agreements in the merger agreement should not be read alone, and you should read the information provided elsewhere in this document and in the filings that each of PFG and Core-Mark has made or will make with the SEC. See “Where You Can Find More Information” on page 127.

Litigation Related to the Merger

Between June 28, 2021 and July 6, 2021, the Federal Court Actions were filed. Each of the Federal Court Actions names Core-Mark and the members of the Core-Mark Board as defendants and the Whitfield Complaint also names PFG, Merger Sub I and Merger Sub II as defendants. The Federal Court Actions assert claims under Sections 14(a) and 20(a) of the Exchange Act and related provisions and, among other things, allege that defendants omitted material information from the preliminary proxy statement/prospectus that was filed on June 25, 2021. The Federal Court Actions seek, amongst other things, to enjoin or rescind the proposed transactions and request awards of attorneys’ and experts’ fees and damages in unspecified amounts.

Structure of the Merger

The merger agreement provides, upon the terms and subject to the conditions thereof, for two mergers involving Core-Mark. First, Merger Sub I will merge with and into Core-Mark, with Core-Mark surviving the merger as the surviving corporation and as a direct, wholly owned subsidiary of PFG. As promptly as practicable following the completion of the merger, Core-Mark (as the surviving corporation in the merger) will merge with and into Merger Sub II, with Merger Sub II surviving the subsequent merger as the final surviving entity and a wholly owned subsidiary of PFG.

Merger Consideration Received by Core-Mark Stockholders

At the effective time of the merger, each outstanding share of Core-Mark common stock (other than (i) shares of Core-Mark common stock that are owned, directly or indirectly, by PFG, Core-Mark (including as treasury stock or otherwise), Merger Sub I or Merger Sub II (which, in each case, will be automatically canceled upon completion of the proposed transactions) and (ii) shares with respect to which appraisal rights are properly exercised and not withdrawn, which collectively are referred to as the Core-Mark excluded shares) will be converted into the right to receive the merger consideration, which is the per-share cash consideration amount of $23.875 in cash, without interest, and the exchange ratio of 0.44 validly issued, fully paid and non-assessable shares of PFG common stock for each outstanding share of Core-Mark common stock.

The exchange ratio is fixed and will not be adjusted to reflect stock price changes prior to the completion of the proposed transactions. However, the exchange ratio will be adjusted appropriately to fully reflect the effect of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange of shares, readjustment or other similar transaction, or any stock dividend declared thereon with respect to the shares of either PFG common stock or Core-Mark common stock and with a record date prior to completion of the proposed transactions.

Appraisal Shares

At the effective time of the merger, any shares of Core-Mark common stock held by stockholders who have not voted in favor of the Merger Agreement Proposal, whether in person or represented by proxy, or consented thereto in writing, and who are entitled to demand and have properly made a demand for appraisal of their shares and have not failed to perfect or otherwise waived, withdrawn or lost the right to appraisal under Section 262 of the DGCL will not be converted into the right to receive the merger consideration and will be automatically canceled and the holders of such appraisal shares will only be entitled to have the fair value of their shares appraised by the Delaware Court of Chancery in accordance with Section 262 of the DGCL. If any holder of appraisal shares fails to perfect or otherwise waives, withdraws or loses such holder’s appraisal rights, then the appraisal shares will be automatically converted, or deemed to have been converted, as of the effective time of the merger, into, and will represent only, the right to receive the merger consideration.

Treatment of Core-Mark Equity Awards

RSUs

At the effective time, each outstanding time-based restricted stock unit of Core-Mark (other than those held by nonemployee directors of Core-Mark), will be converted into a corresponding restricted stock unit relating to the number of shares of PFG common stock determined based on the stock award exchange ratio, which are referred to as Adjusted RSUs, with the same terms and conditions as were applicable to such Core-Mark restricted stock unit immediately prior to the effective time (including with respect to vesting and termination-related vesting provisions). The number of shares of PFG common stock subject to each Adjusted RSU will be equal to the product of (i) the number of shares of Core-Mark common stock subject to such Core-Mark restricted stock unit immediately prior to the effective time, multiplied by (ii) the stock award exchange ratio, with any fractional shares rounded to the nearest whole share. Any accrued but unpaid dividend equivalents in connection with the converted Core-Mark time-based units will be assumed by PFG.

The stock award exchange ratio is the sum of (x) the exchange ratio and (y) the quotient obtained by dividing the per-share cash consideration by the volume weighted average of the sale prices per share of PFG common stock for the 10 full consecutive trading days ending on and including the business day prior to the closing date (as such volume weighted average is reported by Bloomberg or, if not reported by Bloomberg, as reported by another authoritative source).

Director RSUs

At the effective time, each outstanding time-based restricted stock unit held by a nonemployee director of Core-Mark, whether vested or unvested, will be canceled and converted into the right to receive the merger consideration on the same terms and conditions as outstanding shares of PFG common stock. The consideration will be paid to the holders of such restricted stock units, less any required tax withholding, no later than five business days following the effective time.

PSUs

At the effective time, each performance-based restricted stock unit of Core-Mark will be converted at such time into a corresponding time-based restricted stock unit relating to the number of shares of PFG common stock with the same terms and conditions as were applicable to such performance-based restricted stock unit of Core-Mark immediately prior to the effective time (including with respect to termination-related provisions), which are referred to as Adjusted PSUs, except that the performance-based vesting conditions applicable to such Core-Mark performance-based restricted stock unit immediately prior to the effective time will not apply from and after the effective time of the merger. The number of shares of PFG common stock subject to each Adjusted PSU will be equal to the product of (i) for performance-based restricted stock units of Core-Mark granted during the calendar year in which the closing occurs, (A) the number of shares of Core-Mark common stock subject to such performance-based restricted stock unit of Core-Mark immediately prior to the effective time that would vest based on the achievement of the greater of (1) the applicable performance at the target level and (2) the actual level of performance as of the closing date, based on the achievement of the applicable performance metrics applied on a pro rata basis with respect to the applicable performance period as determined in good faith by the Core-Mark Board, multiplied by (B) the stock award exchange ratio, and (ii) for performance-based restricted stock units of Core-Mark granted prior to the calendar year in which the closing occurs, (A) the number of shares of Core-Mark common stock subject to such performance-based restricted stock unit of Core-Mark immediately prior to the effective time based on the achievement of the applicable performance metrics at the actual level of performance and as determined in good faith and consistent with past practice by the Core-Mark Board, multiplied by (B) the stock award exchange ratio, and in each case of the foregoing clauses (i) and (ii), with any fractional shares rounded to the nearest whole share. Any accrued but unpaid dividend equivalents in connection with the converted Core-Mark performance-based restricted stock units will be assumed by PFG.

Financing

There is no financing condition to the merger.

Subject to the limitations set forth in the merger agreement, Core-Mark has agreed to, and to cause its subsidiaries to, use commercially reasonable efforts to cause its and their respective representatives, to use commercially reasonable efforts to provide, on a timely basis, all reasonable cooperation requested by PFG in connection with any lending or capital markets debt financing sought by PFG in connection with the proposed transactions.

On or prior to the closing, Core-Mark shall deliver a customary payoff letter to PFG, executed by the lenders (or the applicable agent on behalf of such lenders) under its existing credit facility.

Closing

Unless another date, time or place is agreed to in writing by PFG and Core-Mark, the completion of the proposed transactions will occur on the third business day after satisfaction (or waiver to the extent legally permissible) of the closing conditions described below under “—Conditions to the Proposed Transactions” (except for any conditions that by their nature are to be satisfied at the closing, but subject to the satisfaction or waiver of such conditions).

Effective Time

The merger will become effective at the time the certificate of merger has been duly filed with the Secretary of State of the State of Delaware or at such other time agreed upon by PFG and Core-Mark and specified in the certificate of merger.

Conversion of Shares; Exchange of Certificates; No Fractional Shares

The conversion of shares of Core-Mark common stock, other than the Core-Mark excluded shares, into the right to receive the merger consideration will occur automatically at the effective time of the merger. As soon as reasonably practicable after the effective time of the merger, PFG’s exchange agent will mail a letter of transmittal to each holder of record of a certificate representing shares of Core-Mark common stock whose shares of Core-Mark common stock were converted into the right to receive the merger consideration. The letter of transmittal will be accompanied by instructions for surrendering such certificates in exchange for the merger consideration, any dividends or distributions payable pursuant to the merger agreement and cash in lieu of any fractional shares of PFG common stock, subject to the terms and conditions set forth in the merger agreement.

After the effective time of the merger, shares of Core-Mark common stock will no longer be outstanding and will cease to exist, and each certificate that previously represented shares of Core-Mark common stock will represent only the right to receive the merger consideration, any dividends or distributions payable pursuant to the merger agreement and cash in lieu of any fractional shares of PFG common stock, as described above and subject to the terms and conditions set forth in the merger agreement.

Until holders of certificates previously representing Core-Mark common stock have surrendered their certificates to the exchange agent for exchange, such holders will not receive dividends or distributions on the shares of PFG common stock into which those shares have been converted with a record date after the effective time of the merger and will not receive cash in lieu of any fractional shares of PFG common stock. Subject to applicable law, when holders surrender their certificates, they will receive the aggregate amount of any dividends or other distributions payable on shares of PFG common stock they receive as merger consideration in connection with a dividend or other distribution with a record date after the effective time of the merger, regardless of the payment date of such dividend or distribution, without interest.

Any holder of book-entry shares will not be required to deliver a certificate or an executed letter of transmittal to the exchange agent to receive the merger consideration that such holder is entitled to receive pursuant to the merger agreement. In lieu thereof, each holder of record of book-entry shares whose shares of Core-Mark common stock will be converted into the right to receive the merger consideration will automatically, upon the effective time of the merger, be entitled to receive, and PFG will cause the exchange agent to pay and deliver as promptly as practicable after the effective time of the merger, the merger consideration, any dividends or distributions payable pursuant to the merger agreement and cash in lieu of any fractional shares of PFG common stock. The book-entry shares of Core-Mark common stock held by such holder will be canceled. No interest will be paid or accrue on any cash payable upon conversion of any book-entry shares.

Subject to applicable law, holders of book-entry shares will receive, at the time of delivery of PFG common stock by the exchange agent, the aggregate amount of any dividends or other distributions payable on such shares of PFG common stock in connection with a dividend or other distribution with a record date after the effective time of the merger but prior to the time of delivery of such PFG common stock by the exchange agent and a payment date on or prior to the date of such delivery, without interest.

Core-Mark stockholders will not receive any fractional shares of PFG common stock pursuant to the merger. In lieu of the issuance of any such fractional share, PFG shall pay to the exchange agent an amount in cash, without interest, rounded down to the nearest cent, equal to the product of (i) the aggregate number of all fractional shares of PFG common stock that would otherwise have been required to be issued to holders of converted shares of Core-Mark common stock multiplied by (ii) the volume weighted average of the sale prices per share of PFG common stock for the 10 full consecutive trading days ending on and including the business day prior to the closing date (as such volume weighted average is reported by Bloomberg or, if not reported by Bloomberg, as reported by another authoritative source). As soon as reasonably practicable after the determination of the amount of cash, if any, to be paid to holders of converted shares of Core-Mark common stock in lieu of any fractional share interests in PFG common stock, the exchange agent shall make available such amounts, without interest, to the holders of converted shares of Core-Mark common stock entitled to receive such cash.

PFG, Core-Mark, Merger Sub I, Merger Sub II and the exchange agent will be entitled to deduct and withhold from the consideration otherwise payable to any person under the merger agreement any amounts required to be deducted and withheld under applicable tax laws.

All shares of PFG common stock issued pursuant to the merger agreement will be issued in book-entry form unless a physical certificate is requested.

Conditions to the Proposed Transactions

Conditions to the Obligations of the Parties to Complete the Proposed Transactions

The obligations of each of PFG, Merger Sub I, Merger Sub II and Core-Mark to complete the proposed transactions are subject to the satisfaction (or waiver by PFG and Core-Mark) of various conditions, including the following:

•	Core-Mark stockholders approving the Merger Agreement Proposal;

•	the shares of PFG common stock to be issued in the merger having been approved for listing on the NYSE, subject to official notice of issuance;

•

the absence of any law or order in the United States or Canada that prohibits the consummation of the proposed transactions or any action initiated by any governmental authority in the United States or Canada that seeks to prevent, make illegal or prohibit the consummation of the proposed transactions (which is referred to as a legal restraint);

•	effectiveness of the registration statement of which this proxy statement/prospectus forms a part, and the absence of any stop order suspending such registration statement by the SEC; and

•	the HSR Act Clearance having been made or obtained.

Conditions to the Obligations of PFG and Merger Sub I to Complete the Proposed Transactions

In addition, the obligations of PFG, Merger Sub I and Merger Sub II to complete the proposed transactions are subject to the satisfaction (or waiver to the extent legally permissible) on or prior to the closing date of the following conditions:

•

the accuracy of the representations and warranties made in the merger agreement by Core-Mark as of the date of the merger agreement and as of the closing date, subject to certain materiality thresholds;

•	Core-Mark having performed or complied with in all material respects all of the covenants and agreements required by the merger agreement to be performed or complied with by it prior to the closing;

•

since the date of the merger agreement, no Core-Mark material adverse effect having occurred and continuing and no event, change, effect, development or occurrence that would or would reasonably be expected to result in, individually or in the aggregate, a Core-Mark material adverse effect having occurred and continuing; and

•	PFG having received a certificate, dated as of the closing date and duly executed by an executive officer of Core-Mark, certifying the satisfaction of all of the above conditions.

Conditions to the Obligations of Core-Mark to Complete the Proposed Transactions

In addition, the obligation of Core-Mark to complete the proposed transactions is subject to the satisfaction (or waiver to the extent legally permissible) on or prior to the closing date of the following conditions:

•	the accuracy of the representations and warranties made in the merger agreement by PFG as of the date of the merger agreement and as of the closing date, subject to certain materiality thresholds;

•

PFG, Merger Sub I and Merger Sub II each having performed or complied with in all material respects all of the covenants and agreements required by the merger agreement to be performed or complied with by them prior to the closing;

•

since the date of the merger agreement, no PFG material adverse effect having occurred and continuing and no event, change, effect, development or occurrence that would or would reasonably be expected to result in, individually or in the aggregate, a PFG material adverse effect having occurred and continuing; and

•	Core-Mark having received a certificate, dated as of the closing date and duly executed by an executive officer of PFG, certifying the satisfaction of all of the above conditions.

Termination

The merger agreement may be terminated and the proposed transactions may be abandoned at any time prior to the effective time of the merger:

•	by the mutual written consent of PFG and Core-Mark;

•	by either PFG or Core-Mark:

•

if the closing has not occurred prior to 5:00 p.m. Central time, on the outside date of February 17, 2022, except that, if, as of 5:00 p.m. Central time, on the outside date, all of the closing conditions have been satisfied or duly waived by all parties entitled to the benefit thereof (except for (i) the closing conditions regarding the existence of a legal restraint that relates to the HSR Act Clearance and (ii) any condition that by its nature is to be satisfied at the closing; provided that such condition would be capable of being satisfied if the closing date were the outside date), the outside date will automatically be extended to May 17, 2022, except that a party may not terminate the merger agreement as described in this bullet point if the failure of the closing to have occurred prior to 5:00 p.m., Central time on the outside date (as it may be extended) was primarily caused by, such party’s breach of, or such party’s failure to perform or comply with, any of its covenants or agreements under the merger agreement;

•

if a legal restraint is in effect that has become final and nonappealable, except that a party may not terminate the merger agreement as described in this bullet point if the existence of such legal restraint was primarily caused by, such party’s breach of, or failure to perform or comply with, any of its covenants or agreements under the merger agreement;

•	if approval of the Merger Agreement Proposal is not obtained at the special meeting or at any adjournment or postponement thereof at which a vote on the Merger Agreement Proposal was taken; or

•

if the other party breaches any of its covenants or agreements under the merger agreement, or any of such other party’s representations or warranties fails to be accurate, which breach or failure (i) would give rise to the failure of a closing condition regarding the accuracy of such other party’s representations and warranties or such other party’s compliance with its covenants and agreements and (ii) cannot be cured by such other party by the outside date (as it may be extended) or, if capable of being cured by such other party by the outside date (as it may be extended), is not cured by such other party within 30 days after the terminating party delivers written notice of such failure to such other party, except that the terminating party will not have the right to terminate the merger agreement as described in this bullet point if the terminating party breaches any of its covenants or agreements under the merger agreement, or any of its representations or warranties under the merger agreement fails to be accurate, which failure would give rise to the failure of a closing condition regarding the accuracy of the terminating party’s representations and warranties or the terminating party’s compliance with its covenants and agreements;

•	by PFG:

•

prior to receipt of the Core-Mark stockholder approval of the Merger Agreement Proposal, if the Core-Mark Board or a committee thereof makes a change of recommendation; provided that PFG shall only be entitled to terminate the merger agreement as described in this bullet point if it gives written notice of such termination to Core-Mark within 10 business days after such change of recommendation; or

•

if Core-Mark has committed a willful breach of its no-solicitation obligations and such willful breach cannot be cured by the date of the special meeting or, if capable of being cured, is not cured within 10 business days after PFG delivers written notice of such breach to Core-Mark; or

•

by Core-Mark if (i) the Core-Mark Board has authorized Core-Mark to terminate the merger agreement in response to a superior acquisition proposal in compliance with the provisions as described under “—Covenants and Agreements—No Solicitation” and “—Covenants and Agreements—Change of Recommendation and Termination” and (ii) substantially concurrently with such termination, a written definitive agreement providing for the consummation of the transactions contemplated by such superior acquisition proposal is duly executed and delivered by Core-Mark and all other parties thereto; provided that Core-Mark shall, concurrently with such termination, pay PFG a termination fee as described below in “—Termination Fees and Other Fees-Termination Fee Payable by Core-Mark.”

Effect of Termination

If the merger agreement is terminated as described in “—Termination” above, the merger agreement will be void and have no effect, and there will not be any liability or obligation on the part of any party, except that:

•	no termination will relieve any party from liability for any fraud or any willful breach occurring prior to such termination; and

•

certain other provisions of the merger agreement, including (i) provisions with respect to the parties’ use of confidential information and (ii) provisions with respect to the termination fees described below, will survive such termination.

Termination Fees and Other Fees

We refer to each of the fees described below under “—Termination Fee Payable by PFG” and “—Termination Fee Payable by Core-Mark” as the termination fees.

If the merger agreement is terminated under circumstances in which PFG or Core-Mark must pay the other party a termination fee, such other party’s sole and exclusive remedy for any claims arising out of the merger agreement will be to receive payment of such termination fee, together with any costs and expenses incurred by such party in enforcing payment of such termination fee. In no event will PFG or Core-Mark be required to pay a termination fee more than once.

Termination Fee Payable by PFG

The merger agreement provides that PFG will pay Core-Mark a termination fee in connection with a termination of the merger agreement under the following circumstances:

•

if (i) either PFG or Core-Mark terminates the merger agreement because the closing has not occurred prior to the outside date or because a legal restraint is in effect that has become final and nonappealable (but only if the applicable legal restraint relates to antitrust laws) and, at the time of any such termination, all of the closing conditions as described above under “—Conditions to the Proposed Transactions” have been satisfied or duly waived by all parties entitled to the benefit thereof, except for (i) the closing conditions regarding the existence of a legal restraint that relates to the HSR Act Clearance and (ii) any other closing condition that by its nature is to be satisfied at the closing (provided that such condition would be capable of being satisfied if the closing date were the date of such termination), PFG shall pay Core-Mark $110,000,000 in cash by wire transfer no later than two business days after the date of such termination.

Termination Fee Payable by Core-Mark

The merger agreement provides that Core-Mark will pay PFG a termination fee in connection with a termination of the merger agreement under the following circumstances:

•

if (i) PFG terminates the merger agreement in response to a Core-Mark change of recommendation prior to the receipt of the Core-Mark stockholder approval of the Merger Agreement Proposal or (ii) Core-Mark terminates the merger agreement to enter into a written definitive agreement in connection with a superior acquisition proposal, Core-Mark shall pay to PFG a fee of $66,000,000 in cash, (a) no later than two business days after the date of such termination for a termination contemplated by the foregoing clause (i) or (b) substantially concurrently with such termination for a termination contemplated by the foregoing clause (ii); or

•

if (i) either PFG or Core-Mark terminates the merger agreement because the Core-Mark stockholder approval of the Merger Agreement Proposal is not obtained and, at the time of such termination, PFG would not have been entitled to terminate the merger agreement in response to Core-Mark’s change of recommendation or Core-Mark’s uncured willful breach of its no-solicitation obligations and (ii) prior to such termination, (a) any alternative acquisition proposal is made known to the Core-Mark Board or publicly announced by the person making such alternative acquisition proposal and, with respect to any such alternative acquisition proposal that has not been publicly announced, is not withdrawn and (b) within 12 months after the date of such termination, Core-Mark consummates an alternative acquisition proposal or has entered into an alternative acquisition agreement for any alternative acquisition proposal, which alternative acquisition proposal is ultimately consummated, Core-Mark shall pay to PFG a fee of $66,000,000 in cash, as promptly as practicable and in no event later than two business days after the date on which the alternative acquisition proposal is consummated (provided that for the purposes of the termination fee payable as described under this bullet point, the references to 15% in the definition of alternative acquisition proposal shall be deemed to be references to 50%).

Covenants and Agreements

Conduct of Business

Each of PFG and Core-Mark has agreed to certain covenants in the merger agreement restricting the conduct of their respective businesses between the date of the merger agreement and the completion of the proposed transactions.

Each of PFG and Core-Mark has agreed that, except as required by the merger agreement, as set forth in the confidential disclosure schedules to the merger agreement or as required by applicable law or as consented to in writing by the other party, it will and will cause its subsidiaries to use commercially reasonable efforts to:

•	conduct its business in the ordinary course of business in all material respects; and

•

to the extent consistent with the prior bullet point, (i) preserve intact in all material respects its business organization and goodwill, (ii) maintain in effect all material Permits necessary for the continued conduct of its business, (iii) maintain reasonable relationships with customers, suppliers and any other person having material business relationships with itself, the other party and with Governmental Authorities having jurisdiction over the businesses and operations of the parties and (iv) keep available the services of its executive officers and key employees on reasonable terms.

Conduct of Business of Core-Mark

In addition, without limiting the generality of the covenants described under “—Covenants and Agreements-Conduct of Business,” Core-Mark has agreed that, except as required by the merger agreement, as set forth in the confidential disclosure schedules to the merger agreement or as required by applicable law, between the date of the merger agreement and the completion of the proposed transactions, unless PFG gives its prior written consent (such consent not to be unreasonably withheld, delayed or conditioned), it will not and will cause its subsidiaries not to, directly or indirectly:

•	amend its charter or bylaws or other similar organizational documents;

•

issue, grant, sell, transfer, lease, license, mortgage, pledge, create or incur any Lien (except for any permitted lien) on, or otherwise encumber, any shares of Core-Mark common stock or any other equity securities of Core-Mark or any of its subsidiaries, except (i) for shares of Core-Mark common stock issuable upon the exercise or vesting of Core-Mark equity awards, to the extent outstanding on the capitalization date or granted in accordance with the merger agreement and as required hereunder or under the Core-Mark equity plan or applicable award agreement,

(ii) any issuance, grant or sale of equity securities of Core-Mark or any of its subsidiaries to PFG or any wholly owned Core-Mark subsidiary, or (iii) the issuance of Core-Mark equity awards in accordance with the terms of the merger agreement;

•	enter into any contract related to the voting of its capital stock;

•

redeem, purchase or otherwise acquire any shares of Core-Mark common stock or other equity securities of Core-Mark or its subsidiaries, except for the acquisition of shares of Core-Mark common stock in order to satisfy any required tax withholding associated with the vesting or settlement of outstanding Core-Mark equity awards, or adjust, split, combine, subdivide, consolidate or reclassify any shares of Core-Mark common stock;

•

declare, set aside for payment or pay any dividend, or make any other actual, constructive or deemed distribution (whether in cash, stock or other assets or any combination thereof), on any shares of Core-Mark common stock or other equity securities of Core-Mark or its subsidiaries or otherwise make any payments to any holder of equity securities therein in its capacity as such, except for (i) a regular quarterly dividend on the Core-Mark common stock in accordance with Core-Mark’s dividend policy and not in excess of $0.13 per share per quarter and (ii) dividends and distributions by a direct or indirect wholly owned subsidiary to Core-Mark or another direct or indirect wholly owned Core-Mark subsidiary;

•

(i) other than borrowings under Core-Mark’s existing credit facility in the ordinary course of business and not to exceed $750,000,000, incur or otherwise acquire, or modify in any material respect the terms of, any indebtedness for borrowed money or assume, guarantee or endorse or otherwise become responsible for any such indebtedness of any other person other than a wholly owned Core-Mark subsidiary, (ii) make any loans, advances or capital contributions to, or investments in, any other person other than a wholly owned Core-Mark subsidiary, (iii) issue or sell any debt securities or calls, options, warrants, or other rights to acquire any debt securities in Core-Mark or its subsidiaries, enter into any “keep well” or other contract to maintain any financial statement condition of any other person or enter into any arrangement (including any capital lease) having the economic effect of the foregoing or, (iv) except in the ordinary course of business consistent with past practice, redeem, repurchase, prepay, defease or cancel any indebtedness for borrowed money;

•

sell, assign, transfer, lease, license, mortgage, pledge, create or incur any lien (except for any permitted lien) on, otherwise encumber, allow to lapse or otherwise dispose of, any material asset, including any real property, license, intellectual property, operation, right, product line, business or interest, other than inventory in the ordinary course of business consistent with past practice (which, in the case of licenses to intellectual property, are non-exclusive), for dispositions of assets no longer used or expiration of intellectual property at the end of its statutory term or for dispositions solely among Core-Mark and its subsidiaries;

•

(i) merge or consolidate with any person, (ii) acquire any equity securities in, or otherwise invest in, any person (or any business) other than a wholly owned Core-Mark subsidiary by purchase of stock, securities or assets, or by merger, consolidation or contributions to capital other than a transaction among Core-Mark and its subsidiaries or except in the ordinary course of business consistent with past practice, acquire any other assets from any person other than a wholly owned Core-Mark subsidiary, except for, in the case of this clause, acquisitions of equity securities in the ordinary course of business under Core-Mark’s investment portfolio consistent with Core-Mark’s treasury’s investment policy in effect as of the date of the merger agreement, or (iii) acquire all or a material portion of the assets of any Person (except for equity securities of an entity that is a wholly owned Core-Mark subsidiary);

•	make or authorize any payment of, accrual or commitment for capital expenditures in any calendar year that would exceed $50,000,000 in the aggregate in any calendar year;

•

other than in the ordinary course of business consistent with past practice, (i) enter into, materially modify or terminate any contract (A) that is or would be a material contract or (B) that would reasonably be expected to (1) prevent or materially delay or impair the ability of the Core-Mark company entities to consummate the proposed transactions, (2) impair in any material respect Core-Mark or any of its subsidiaries’ ability to conduct its business in the ordinary course or (3) adversely affect in a material respect the expected benefits of the proposed transactions, or (ii) waive, release or assign any material rights or claims under any of the foregoing; provided that Core-Mark may not enter into certain specified types of material contracts as provided in the merger agreement;

•

except as required by the terms of any Core-Mark benefit plan in effect on the date of the merger agreement, (i) grant any equity or equity-based award or increase the compensation or benefits provided to any Core-Mark service provider, other than any de minimis increase in compensation or benefits to current Core-Mark service providers in the ordinary course of business, (ii) grant or provide any severance or termination payments or benefits to any Core-Mark service provider, except for the payment of severance amounts, or benefits in the ordinary course of business pursuant to the terms of a Core-Mark benefit plan, (iii) accelerate the time of payment or vesting of, or the lapsing of restrictions related to, or fund or otherwise secure the payment of, any compensation or benefits (including any equity or equity-based awards) to any Core-Mark service provider, except for accelerating the time of payment or vesting of cash-based compensation or benefits in the ordinary course of business, (iv) establish, adopt, enter into, terminate or amend any material Core-Mark benefit plan or establish, adopt or enter into any plan, agreement, program, policy, trust, fund or other arrangement that would be a material Core-Mark benefit plan if it were in existence as of the date of the merger agreement (it being agreed that any Core-Mark benefit plan providing for severance, change in control, retention, or similar entitlements is a material Core-Mark benefit plan), (v) hire or engage any person to be a Core-Mark service provider, except for (A) replacing any person below the level of senior vice president who leaves Core-Mark following the date of the merger agreement or (B) hiring or engaging employees with annual base pay or fees not in excess of $250,000, in each case, in the ordinary course of business, or (vi) terminate (except for cause) the employment or engagement of any Core-Mark service provider with annual base pay or fees in excess of $250,000;

•	recognize or certify any labor union or group of employees of Core-Mark or any of its subsidiaries as the bargaining representative for any employees of Core-Mark or any of its subsidiaries;

•

except in connection with any reasonably implemented responses to COVID-19, implement or announce any employee layoffs, plant closings, reductions in force, furloughs, temporary layoffs, salary or wage reductions, work schedule changes or other such actions that would trigger notice obligations under the WARN Act or any similar applicable state law

•

expressly waive or otherwise materially amend any restrictive covenant obligations of any Core-Mark service provider (provided that any alleged failure to pursue legal action to enforce a Core-Mark service provider’s restrictive covenant obligation shall not violate this covenant);

•

settle or compromise, or waive any right related to, any legal action or other dispute, except for any legal action or dispute (except for any action related to taxes) involving only monetary relief where the amount paid in settlement or compromise is less than $1,000,000, individually, or $5,000,000, in the aggregate, in excess of the amount, if any, (i) expressly accrued for such legal action or dispute by Core-Mark or any of its subsidiaries as of the date of the merger agreement or (ii) of insurance coverage available to Core-Mark or any of its subsidiaries with respect to such action or dispute; provided, however, this shall not apply to any Core-Mark stockholder litigation;

•

except as required by GAAP or any governmental authority with jurisdiction over the business of Core-Mark or any of its subsidiaries, make any material change in financial accounting methods, principles or practices used by Core-Mark or any of its subsidiaries;

•	authorize or adopt, or publicly propose, a plan or agreement of complete or partial liquidation or dissolution of Core-Mark or any of its subsidiaries;

•

except as required by applicable law, (i) make, change or revoke any material tax election, (ii) file any material amended tax return, (iii) adopt or change any tax accounting period for purposes of a material tax or material method of tax accounting, (iv) settle or compromise any material action related to taxes, in excess of the amount of accrued reserves on Core-Mark’s financial statements filed with the SEC related to such matter, (v) consent to any extension or waiver of any limitation period related to any claim or assessment for taxes outside the ordinary course of business, (vi) surrender any right to claim a refund of material taxes, (vii) enter into any “closing agreement” within the meaning of section 7121 of the Code (or any similar provision of state, local or non-U.S. law) with respect to a material amount of tax, (viii) request any material ruling from any governmental authority with respect to taxes, or (ix) file any material tax return in a manner, or reflecting a position, materially inconsistent with past practice; or

•	agree, resolve, authorize or commit to take any of the foregoing summarized actions.]

Further, Core-Mark and its subsidiaries will not consummate or enter into any agreement providing for any investment, acquisition, divestiture, business combination or other transaction that would reasonably be expected to prevent the consummation of the proposed transactions.

Conduct of Business of PFG

In addition, without limiting the generality of the covenants described under “—Covenants and Agreements-Conduct of Business,” PFG has also agreed that, except as required by the merger agreement, as set forth in the confidential disclosure schedules to the merger agreement or as required by applicable law, between the date of the merger agreement and the completion of the proposed transactions, unless Core-Mark gives its prior written consent (such consent not to be unreasonably withheld, delayed or conditioned), it will not and will cause its subsidiaries not to, directly or indirectly:

•

amend the certificate of incorporation of PFG or amend any bylaws, certificates of incorporation or other similar organizational documents of PFG or its subsidiaries in a manner materially adverse to Core-Mark’s stockholders;

•	split, combine, subdivide, consolidate or reclassify any shares of PFG’s equity securities;

•	declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock or property) with respect to any shares of PFG’s equity securities;

•

adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, other than transactions between PFG and any direct or indirect wholly owned PFG subsidiary or between direct or indirect wholly owned PFG subsidiaries; or

•	agree, resolve, authorize or commit to take any of the foregoing summarized actions.

Further, PFG and its subsidiaries will not consummate or enter into any agreement providing for any investment, acquisition, divestiture, business combination or other transaction (i) that would reasonably be expected to prevent the consummation of the proposed transactions or (ii) whereby PFG or any of its subsidiaries would acquire all or a part of any person engaged in or assets used in (in each case, other than in immaterial respects) wholesale warehousing and distribution to convenience stores.

Core-Mark Stockholder Meeting

Core-Mark, in consultation with PFG, has agreed to set a record date for the special meeting for the purpose of seeking approval of the Merger Agreement Proposal, which shall be no later than 10 days after the effectiveness of the registration statement of which this proxy statement/prospectus forms a part, and duly call, give notice of the special meeting, duly convene and hold the special meeting for the purpose of seeking approval of the Merger Agreement Proposal no later than 45 days after the record date. Unless Core-Mark’s board of directors has made a change of recommendation as described under “—Change of Recommendation and Termination,” Core-Mark will include its recommendation to Core-Mark stockholders to approve the Merger Agreement Proposal in this proxy statement/prospectus and use its reasonable best efforts to solicit from its stockholders proxies in favor of the Merger Agreement Proposal, the Merger-Related Compensation Proposal and the Core-Mark Adjournment Proposal.

Unless the merger agreement is terminated under the terms set forth in “—Termination,” PFG and Core-Mark’s obligations with respect to preparing the registration statement, and Core-Mark’s obligation to duly call, give notice of and convene the special meeting will continue, even if the Core-Mark Board changes its recommendation.

No Solicitation

Core-Mark has agreed to, immediately following the execution of the merger agreement, cease and cause to be terminated all then existing discussions or negotiations with any person conducted prior to the execution of the merger agreement related to an alternative acquisition proposal, as described hereinafter, and terminate all physical and electronic data room access previously granted to any such person or its representatives.

Core-Mark has agreed that it will not, and will direct each of its representatives not to, directly or indirectly:

•	solicit, initiate, knowingly facilitate or knowingly encourage (including by way of furnishing information) the submission by any person of an alternative acquisition proposal;

•	engage in or otherwise participate in any discussions or negotiations related to any alternative acquisition proposal;

•	approve, endorse or recommend any alternative acquisition proposal;

•

enter into any contract (including any letter of intent, agreement, agreement in principle or memorandum of understanding) or similar document related to an alternative acquisition proposal, subject to certain exceptions; or

•

release or permit the release of any person from, waive or permit the waiver of any right under, or grant any consent under, any “standstill” or similar provision of any contract to which Core-Mark or one of its subsidiaries is a party (except if the Core-Mark Board determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with such board of directors’ fiduciary duties under applicable law, Core-Mark may waive any such provision solely to the extent necessary to permit the person bound by such provision to make a nonpublic alternative acquisition proposal to the Core-Mark Board).

Until the Core-Mark stockholder approval of the Merger Agreement Proposal is obtained, if Core-Mark receives a bona fide written alternative acquisition proposal made after the date of the merger agreement that does not result from a material breach of its no-solicitation obligations under the merger agreement, and if the Core-Mark Board determines in good faith (after consultation with outside legal counsel and a nationally recognized financial advisor) that such alternative acquisition proposal is, or could reasonably be expected to lead to, a superior acquisition proposal:

•

Core-Mark may negotiate and enter into an acceptable confidentiality agreement with the person making such alternative acquisition proposal; provided that Core-Mark shall promptly (and in no event later than 24 hours after execution thereof) deliver a copy of such acceptable confidentiality agreement to PFG; and

•

following entry into such acceptable confidentiality agreement by Core-Mark, Core-Mark and its representatives may (i) provide information (including nonpublic information) subject to such executed acceptable confidentiality agreement; provided that any nonpublic information provided to such person, including if posted to an electronic data room, shall be provided to PFG prior to or substantially concurrently with the time it is provided to such person, and (ii) engage in discussion or negotiations for such alternative acquisition proposal with such person and its representatives.

For purposes of the merger agreement, alternative acquisition proposal means a bona fide proposal or offer from any person (other than PFG or its representatives) or “group,” within the meaning of Section 13(d) under the Exchange Act, in a single transaction or series of related transactions, for any:

•	acquisition of assets of Core-Mark equal to 15% or more of its consolidated assets or to which 15% or more of Core-Mark’s revenues or earnings on a consolidated basis are attributable;

•	acquisition of 15% or more of the outstanding Core-Mark common stock;

•	tender offer or exchange offer that, if consummated, would result in any person owning 15% or more of the outstanding Core-Mark common stock; or

•

issuance, sale or other disposition (including by way of merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction) of 15% or more of the outstanding Core-Mark common stock.

Change of Recommendation and Termination

Except as set forth in the merger agreement, the Core-Mark Board may not change its recommendation that Core-Mark stockholders vote “FOR” the Merger Agreement Proposal. Under the merger agreement, a change of recommendation will occur if the Core-Mark Board, or any committee thereof (i) changes, withholds, withdraws, qualifies, amends or modifies (or publicly proposes to change, withhold, withdraw, qualify, amend or modify), in a manner adverse to PFG, its recommendation, (ii) fails to include its recommendation in this proxy statement/prospectus, (iii) adopts, approves or recommends, or proposes to adopt, approve or recommend, an alternative acquisition proposal, (iv) fails to expressly reaffirm publicly its recommendation within 10 business days following PFG’s written request to do so if an alternative acquisition proposal is publicly announced or disclosed; provided that PFG may only make such request once with respect to any particular alternative acquisition proposal (including any material amendment or modification thereto) or (v) fails to publicly announce, within 10 business days after a tender offer or exchange offer by a third party with respect to the equity securities of Core-Mark, that the Core-Mark Board recommends rejection of such tender or exchange offer. In addition, subject to the certain provisions, including those summarized above under “—No Solicitation” and the following paragraph, neither the Core-Mark Board, nor any committee thereof, may cause or permit Core-Mark, or any of their respective subsidiaries, to enter into any acquisition agreement, agreement and plan of merger or similar definitive contract, or any other contract constituting or that could reasonably be expected to lead to an alternative acquisition proposal (subject to certain exceptions) or requiring it to abandon or terminate the merger agreement or fail to consummate the proposed transactions.

Prior to obtaining the Core-Mark stockholder approval of the Merger Agreement Proposal, the Core-Mark Board may make a change of recommendation in response to the receipt of a written alternative acquisition proposal or authorize Core-Mark to terminate the merger agreement if (i) the alternative acquisition proposal was not the result of a material breach of Core-Mark’s no-solicitation obligations in the merger agreement, (ii) the Core-Mark Board determines in good faith (after consultation with outside legal counsel and a nationally recognized financial advisor) that such alternative acquisition proposal is a superior acquisition proposal, and that the failure to make a change of recommendation or to authorize Core-Mark to terminate the merger agreement in response to such alternative acquisition proposal would be inconsistent with its fiduciary duties under applicable law, (iii) the Core-Mark Board provides to PFG a prior written notice that the Core-Mark Board intends to make a change of recommendation or to authorize Core-Mark to terminate the merger agreement in response to such alternative acquisition proposal, which notice shall describe with reasonable detail the reasons why the Core-Mark Board has determined that such alternative acquisition proposal is a superior acquisition proposal, identify the person making such alternative acquisition proposal and attach any proposed written definitive agreement, (iv) if requested by PFG, during the 5 business day period after delivery of the notice of the change of recommendation, Core-Mark and its representatives negotiate in good faith with PFG and its representatives related to revisions to the merger agreement or the transactions contemplated thereby to make such adjustments to the terms and conditions thereof so that such alternative acquisition proposal would cease to constitute a superior acquisition proposal and (v) at the end of such 5 business day period and taking into account any changes to the revised terms proposed by PFG in a written definitive agreement duly executed and delivered by PFG (provided that if PFG has proposed any changes to the terms thereof or the transactions contemplated thereby and there is any subsequent amendment to any material term of such alternative acquisition proposal, the Core-Mark Board shall provide a new notice to PFG (including all required information and documents) and an additional 3 business day period from the date of such notice shall apply), the Core-Mark Board determines in good faith (after consultation with outside legal counsel and a nationally recognized financial advisor) that such alternative acquisition proposal continues to be a superior acquisition proposal and that the failure to make such a change of recommendation in response to such alternative acquisition proposal or authorize Core-Mark to terminate the merger agreement would be inconsistent with the Core-Mark Board’s fiduciary duties under applicable law.

In addition, prior to obtaining the Core-Mark stockholder approval of the Merger Agreement Proposal, the Core-Mark Board may make a change of recommendation in response to a material event or material circumstance, subject to certain exceptions, that was not known to the Core-Mark Board prior to Core-Mark’s execution and delivery of the merger agreement (or, if known, the consequences of which were not known or reasonably foreseeable), which event or circumstance, or any consequence thereof, becomes known to the Core-Mark Board after its execution and delivery of the merger agreement, which is referred to as an intervening event; provided that in no event shall any of the following be an intervening event or be taken into account in determining whether an intervening event has occurred: (i) the receipt, existence or terms of an alternative acquisition proposal; (ii) any matter contemplated by the parties’ obligations in the merger agreement related to making filings with governmental authorities or obtaining required consents or approvals or governmental authorities, or any consequence thereof; (iii) any change, in and of itself, in the trading price or trading volume of PFG common stock or Core-Mark common stock; or (iv) any failure, in and of itself, by PFG or Core-Mark to meet, or the exceeding by PFG or Core-Mark of, internal or published estimates or forecasts of revenues, earnings or other financial metrics (provided that, with respect to the foregoing clauses (iii) and (iv), any event, change, effect, development, state of facts, condition, circumstance or occurrence giving rise to or contributing to such change that is not otherwise excluded from the definition of intervening event may be an intervening event and may be taken into account in determining whether an intervening event has occurred). Prior to making any such change in recommendation, (a) the Core-Mark Board must determine in good faith (after consultation with outside legal counsel and a nationally recognized financial advisor) that the failure to change its recommendation in response to such intervening event would be inconsistent with its fiduciary duties under applicable law, (b) the Core-Mark Board must give PFG prior written notice that it is prepared to change its recommendation, which notice must describe the such intervening event in reasonable detail, (c) if requested by PFG, during the 5 business day period after delivery of the notice of the change of recommendation, Core-Mark and its representatives negotiate in good faith with PFG and its representatives related to revisions to the merger agreement or the transactions contemplated thereby to make such adjustments to the terms and conditions thereof so as to obviate the need for a change of recommendation and (d) at the end of such 5 business day period and taking into account any changes to the revised terms proposed by PFG in writing, the Core-Mark Board determines in good faith (after consultation with outside legal counsel and a nationally recognized financial advisor) that the failure to make such a change of recommendation in response to such intervening event would be inconsistent with the Core-Mark Board’s fiduciary duties under applicable law.

Reasonable Best Efforts

Each of PFG and Core-Mark has agreed to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable, to the extent permitted by applicable law, to cause the conditions to the proposed transactions to be satisfied as promptly as reasonably practicable and in any event, not later than three business days prior to the outside date (as defined in “—Termination”), including making all filings to or with, and using reasonable best efforts to obtain all consents of, governmental authorities (including the HSR Act Clearance) that are necessary, proper or advisable to consummate the proposed transactions. In addition, Core-Mark will use reasonable best efforts to obtain all consents of persons other than governmental authorities that are necessary, proper or advisable to consummate the proposed transactions, except that Core-Mark will not make, or commit or agree to make, any concession or payment to, or incur any liability to, any such non-governmental authority third person to obtain any such consent without PFG’s prior written consent or be required to make, or commit or agree to make, any such concession or payment to, or incur any liability that is not conditioned on the consummation of the proposed transactions.

PFG shall take or cause to be taken, do or cause to be done, propose, negotiate, commit to, suffer, agree to and effect (by consent decree, hold separate order, or otherwise) any divestiture, sale, license or other disposition of, or the termination, assignment or novation of any assets, contract or right of PFG entities or Core-Mark entities (which actions are collectively referred to as regulatory concessions), to the extent necessary to (i) resolve objections, if any, that a governmental authority asserts (or threatens to assert) under any applicable law related to the proposed transactions and (ii) avoid or eliminate each and every impediment under any applicable law asserted by any such governmental authority related to the proposed transactions to be satisfied as promptly as reasonably practicable provided, however, that, notwithstanding anything herein to the contrary, neither PFG nor any of its affiliates shall be required to take or cause to be taken, do or cause to be done, propose, negotiate, commit to, suffer, agree to or effect any “burdensome condition,” which is any divestiture, sale, license or other disposition of, the subjection to any hold-separate order of, or the termination, assignment or novation of any assets, contract or right of PFG entities or Core-Mark entities that, together with all other assets, contracts or rights subject to divestiture actions (including assets, contracts or rights of the other party), collectively generated, directly or indirectly, in excess of $1,800,000,000 of aggregate revenue during the most recently completed applicable fiscal year prior to the date hereof.

In addition, if any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a governmental authority challenging the proposed transactions as violative of any Antitrust Law, each of PFG and Core-Mark shall cooperate to contest and resist any such action or proceeding, including any action or proceeding that seeks a temporary restraining order or preliminary injunction that would prohibit, prevent, or restrict consummation of the proposed transactions.

Neither Core-Mark nor any of its subsidiaries may, without PFG’s prior written consent, take or cause to be taken, do or cause to be done, propose, negotiate, commit to, suffer, agree to or effect any regulatory concession.

As soon as reasonably practicable after the date hereof, taking into account the views and input, if any, from applicable governmental authorities, each of PFG and the Core-Mark shall file a notification and report form for the transactions contemplated hereby under the HSR Act with the FTC and the Antitrust Division. Also, each of PFG and the Core-Mark shall make, or cause to be made, any other Filing thereby that may be required by any applicable antitrust law. As soon as reasonably practicable after the date hereof, each of PFG and the Core-Mark shall make, or cause to be made, all Filings with or to the FTB authorities, in each case, that are necessary, proper or advisable to consummate the proposed transactions. The parties shall supply as promptly as reasonably practicable any additional information and documentary material that may be requested in connection with any of the foregoing filings.

Employee Benefits Matters

For a period of twelve months immediately following the effective time of the merger (or if shorter, during an individual’s period of employment), PFG will provide, or will cause to be provided, to each employee of Core-Mark or its subsidiaries who continues to be employed by PFG or its subsidiaries, which are referred to collectively as the continuing employees, with (i) an annual base salary or wage rate that is no less favorable than that provided to each such continuing employee immediately prior to the effective time of the merger, (ii) except for the Core-Mark CEO, target annual cash opportunities and long-term incentive compensation opportunities that are no less favorable in the aggregate than those provided to each such continuing employee immediately prior to the effective time of the merger, (iii) retirement and health and welfare benefits (other than retiree medical or welfare benefits and defined benefit pension plans) that are no less favorable in the aggregate than those provided to each such continuing employee immediately prior to the effective time of the merger and (iv) certain severance benefits.

For all purposes (including purposes of vesting, eligibility to participate and level of benefits) under any employee benefit plans of PFG and its Subsidiaries in which any continuing employee is eligible to participate on or after the effective time of the merger (excluding certain Core-Mark benefit plans), each such continuing employee shall be credited with his or her years of service with Core-Mark and its subsidiaries and their respective predecessors before the effective time of the merger, to the same extent as such continuing employee was entitled, before the effective time of the merger, to credit for such service under any Core-Mark benefit plan in which such continuing employee participated or was eligible to participate immediately prior to the effective time of the merger (subject to certain exclusions). PFG and the surviving entity shall (i) waive, or use commercially reasonable efforts to cause the applicable insurance carrier to waive, all limitations as to eligibility waiting periods and preexisting and at-work conditions, if any, related to participation and coverage requirements applicable to each continuing employee (and each covered dependent, spouse or beneficiary) under any PFG welfare benefit plan to the same extent waived or otherwise satisfied under a comparable Core-Mark benefit plan, and (ii) provide, or use commercially reasonable efforts to cause the insurance carrier to provide, credit to each continuing employee (and each covered dependent, spouse or beneficiary) for any co-payments, deductibles and out-of-pocket expenses paid by such continuing employee (or covered dependent, spouse or beneficiary) under the Core-Mark benefit plans during the relevant plan year, up to and including the effective time of the merger.

For the performance year during which the closing occurs, each participant in a Core-Mark benefit plan that is an annual cash incentive bonus plan, which is referred to as a Core-Mark incentive plan, shall be eligible to receive an annual bonus for such performance year equal to the sum of (i) the pro rata portion of such participant’s annual bonus under the Core-Mark incentive plan based on attainment of the applicable performance measures at the actual level of performance, as determined in good faith and consistent with past practice by the Core-Mark Board prior to the effective time of the merger, for the portion of the performance period elapsed prior to the closing, plus (ii) the pro rata portion of such participant’s annual bonus under the Core-Mark incentive plan for the portion of the performance period following the closing and through the end of the performance year with the amount of each such post-closing bonus to be allocated in consultation with management of Core-Mark immediately following the end of the performance year during which the closing occurs. Such bonuses shall otherwise be subject to the terms of, and shall be paid in accordance with the terms of, the applicable Core-Mark incentive plan.

Indemnification and Insurance

For at least six years after the effective time of the merger, PFG has agreed to cause the surviving entity or its applicable subsidiaries to indemnify and hold harmless, and advance expenses to, any current or former officer or director of Core-Mark against any out-of-pocket costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, or damages in connection with any actual or threatened action arising out of or relating to (i) the fact that such person is or was a director or officer of Core-Mark or its subsidiaries, (ii) any acts or omissions occurring or alleged to occur prior to or at the effective time of the merger in such person’s capacity as a director or officer of Core-Mark or its subsidiaries or (iii) the mergers, the merger agreement or the transactions contemplated thereby, in each case, to the extent permitted by applicable law.

Further, for at least six years after the effective time of the merger, PFG has agreed to cause the surviving entity or its applicable subsidiaries to maintain in effect, for the benefit of the current or former officers or directors of Core-Mark, the current level and scope of directors’ and officers’ liability insurance coverage in Core-Mark’s current directors’ and officers’ liability insurance policy in effect as of the date of the merger agreement, subject to an annual cap of 250% of the annual premium of Core-Mark’s current policy. If the annual premiums payable for such insurance coverage exceed the annual cap, the surviving entity will obtain a policy with the greatest coverage available for a cost equal to the annual cap. In the alternative, Core-Mark may, in consultation with PFG, obtain a prepaid “tail” policy prior to the effective time of the merger that provides the current or former officers or directors of Core-Mark with directors’ and officers’ liability insurance for at least six years following the effective time of the merger.

Designation of Directors

Prior to the effective time of the subsequent merger, PFG will take all actions necessary so that upon the effective time of the subsequent merger, the size of the board of directors of PFG will increase by at least one seat and at least one member of the Core-Mark Board will be appointed to the PFG Board, as selected by mutual agreement of PFG and Core-Mark. Such individuals must be willing to serve on the PFG Board, must satisfy applicable NYSE independence requirements and provide the PFG Board with all reasonably requested information. In no event shall there be more than one member of the Core-Mark Board appointed to the PFG Board without PFG’s written consent in its sole discretion.

Certain Tax Matters

PFG, Merger Sub I, Merger Sub II and Core-Mark have agreed to use their reasonable best efforts to cause the mergers, taken together, to constitute a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes, and have further agreed not to take any action or fail to take any action if such action or failure to take action could reasonably be expected to prevent or impede such intended tax treatment. PFG and Core-Mark agreed to promptly notify the other upon becoming aware of any fact or circumstance that could reasonably be expected to prevent or impede such intended tax treatment.

Other Covenants and Agreements

The merger agreement contains certain other covenants agreements, including covenants relating to:

•	cooperation between PFG and Core-Mark in the preparation of this proxy statement/prospectus;

•	actions to be taken by PFG and Core-Mark with respect to notifying the other party of certain matters;

•	confidentiality and access by PFG and Core-Mark to certain information about the other party during the period prior to the effective time of the merger;

•

actions to be taken by PFG with respect to the listing on the NYSE of shares of PFG common stock issued in connection with the merger and actions to be taken by Core-Mark regarding the delisting of shares of Core-Mark common stock from the Nasdaq and termination of Core-Mark’s registration under the Exchange Act;

•	actions to be taken by PFG and Core-Mark with respect to Section 16(a) of the Exchange Act;

•

participation by PFG with Core-Mark in the defense or settlement of any stockholder litigation against Core-Mark relating to the proposed transactions and the required consent of PFG prior to the settlement of any such litigation, and PFG’s consultation with Core-Mark in any stockholder litigation against PFG relating to the proposed transactions;

•	information to be provided by Core-Mark to PFG regarding Core-Mark equity awards; and

•

actions to be taken by PFG and Core-Mark with respect to anti-takeover laws to ensure that the proposed transactions may be consummated as promptly as reasonably as practicable on the terms contemplated by the merger agreement and to otherwise eliminate or minimize the effects of such anti-takeover laws on the proposed transactions.

Representations and Warranties

The merger agreement contains a number of representations and warranties made by the parties thereto that are subject in some cases to exceptions and qualifications (including exceptions and qualifications related to knowledge, materiality and material adverse effect on the applicable party). The representations and warranties in the merger agreement relate to, among other things:

•	due organization, valid existence, good standing and qualification to do business, and corporate power and authority;

•	capitalization and ownership of subsidiaries;

•	corporate authorization of the merger agreement and the proposed transactions and the enforceability and the valid and binding nature of the merger agreement;

•	the unanimous approval and recommendation by such party’s board of directors of the merger agreement and the proposed transactions and the inapplicability of anti-takeover laws;

•	the absence of any conflicts or violations of organizational documents and other agreements or laws;

•	required consents and approvals from governmental authorities;

•	SEC documents and financial statements;

•	internal controls and disclosure controls and procedures relating to financial reporting;

•	accuracy of information supplied or to be supplied in connection with this proxy statement/prospectus;

•	absence of certain undisclosed liabilities;

•	conduct of its businesses in the ordinary course and the absence of a material adverse effect;

•	absence of certain legal proceedings, investigations and governmental orders;

•	compliance with applicable laws and governmental orders, possession of and compliance with required permits necessary for the conduct of such party’s business;

•

absence of contracts with governmental authorities arising from actual or alleged violations of applicable law, absence of actions or proceedings brought by governmental authorities or certain governmental programs;

•	employee benefit plan and ERISA matters;

•	employment and labor matters;

•	environmental matters;

•	tax matters;

•	intellectual property;

•	data protection and privacy;

•	broker’s fees and expenses; and

•	opinions from financial advisors.

For Core-Mark, the merger agreement contains additional representations and warranties related to title to assets, real property, material contracts, product regulation safety, key suppliers and key customers and insurance.

PFG, has also made certain representations and warranties relating to the sufficiency of the funds for (i) the payment of the aggregate cash portion of the merger consideration and other amounts required in connection therewith, (ii) the funding of any required refinancings, repurchases, consents or repayments of any existing indebtedness of Core-Mark or PFG in connection with the proposed transactions and (iii) the payment of all fees and expenses reasonably expected to be incurred by PFG, merger subs and the surviving entity in connection with the proposed transactions.

Material Adverse Effect

For purposes of the merger agreement, material adverse effect, when used in reference to PFG or Core-Mark, means any material adverse change in the business, condition (financial or otherwise) or results of operations of such party and its subsidiaries, taken as a whole, except that, for purposes of the definition of material adverse effect, none of the following, and no change arising out of any of the following will be taken into account in determining whether a material adverse effect has occurred or would reasonably be expected to occur:

•

(i) any changes in general U.S. or global economic conditions, (ii) any change in the general conditions of any industry in which such party or any of its subsidiaries operate, (iii) any change in general regulatory, legislative or political conditions or in securities, credit, financial, debt or other capital markets, in each case in the United States or any foreign jurisdiction, (iv) any change in applicable law (including certain regulatory or similar governmental order in response to COVID-19) or GAAP (or authoritative interpretations thereof) after the date hereof, (v) any change in geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism, or (vi) natural disasters, earthquakes, floods, hurricanes, or other acts of nature (including epidemics, pandemics and disease outbreaks, including COVID-19) or any worsening of such conditions threatened or existing as of the date of the merger agreement, except to the extent the foregoing changes have a disproportionate adverse effect on such party and its subsidiaries, taken as a whole, relative to the adverse effects such changes have on other companies operating in the industries in which such parties and its subsidiaries operate;

•

(i) the execution and delivery of the merger agreement, the public announcement, pendency or anticipated consummation of the proposed transactions, including the impact on relationships with customers, suppliers, vendors, partners, governmental authorities or employees, (ii) such party’s performance or compliance with its covenants and agreements hereunder or (iii) the taking of any action at the written request of or with the prior written consent of the other party;

•

(i) any decline, in and of itself, in the trading price or trading volume of such party’s common stock, (ii) any failure, in and of itself, by such party to meet public estimates or forecasts of revenues, earnings or other financial metrics, (iii) any failure, in and of itself, to meet any internal or published projections, forecasts, estimates or predictions of revenues, earnings or other financial or operating metrics for any period or (iv) any reduction, in and of itself, in the credit rating of such party or any of its subsidiaries (provided that any event, change, effect, development, state of facts, condition, circumstance and occurrence giving rise to or contributing to such decline, failure or reduction that is not otherwise excluded from the definition of material adverse effect may be taken into account in determining whether a material adverse effect has occurred or whether a material adverse effect would reasonably be expected to occur ); or

•	any stockholder litigation of such party.

The representations and warranties of each of the parties to the merger agreement do not survive the effective time of the merger.

Amendment and Waiver

Amendment

The merger agreement may be amended, changed and supplemented in any and all respects, whether before or after the Core-Mark stockholder approval of the Merger Agreement Proposal is obtained, only by the written agreement of the parties; provided, however, that the merger agreement will not be amended, changed or supplemented following the Core-Mark obtaining stockholder approval unless, to the extent required by applicable law, approved by the Core-Mark stockholders.

Waiver

At any time prior to the effective time of the merger the parties to the merger agreement may:

•	extend the time for the performance of any obligation or other act of the other parties;

•	waive any inaccuracies in the representations and warranties hereunder of the other parties; or

•	subject to the provisos in the amendment provisions described above, waive compliance with any covenant or agreement hereunder of the other parties or any of its conditions to the closing.

Third-Party Beneficiaries

The merger agreement is not intended to confer any rights, benefits, remedies or liabilities on any person other than the parties and their respective successors and permitted assigns, except

•

for the rights of the holders of converted shares to receive the merger consideration in accordance with the merger agreement, any cash in lieu of fractional shares received as merger consideration and any dividends or other distributions payable under the merger agreement;

•

for the rights of holders of outstanding time-based restricted stock units of Core-Mark and performance-based restricted stock units of Core-Mark to receive the consideration provided in accordance with the terms and conditions of the merger agreement; and

•	for the provisions of the merger agreement relating to indemnification and exculpation from liability for the directors and officers of Core-Mark.

Applicable Law; Jurisdiction

The merger agreement is governed by Delaware law. Any claims arising under the merger agreement must be brought in the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the U.S. District Court for the District of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware.

Remedies

The parties to the merger agreement are entitled to an injunction or injunctions to prevent breaches or threatened breaches of the merger agreement and to enforce specifically the performance of terms and provisions of the merger agreement in addition to any other remedy to which they are entitled at law or in equity.

Expenses

All fees and expenses incurred by the parties will be borne solely by the party that has incurred such fees and expenses.

CORE-MARK PROPOSALS

Proposal 1: The Merger Agreement Proposal

(Proposal 1 on Core-Mark Proxy Card)

Core-Mark stockholders are being asked to consider and vote on the Merger Agreement Proposal, a proposal to adopt the merger agreement. For a summary and detailed information regarding the Merger Agreement Proposal, see the information about the proposed transactions and the merger agreement throughout this proxy statement/prospectus, including the information set forth in sections entitled “The Proposed Transactions” and “The Merger Agreement.” A copy of the merger agreement is attached as Annex A to this proxy statement/prospectus.

Approval of the Merger Agreement Proposal by Core-Mark stockholders is required to complete the proposed transactions. If the Merger Agreement Proposal is not approved, the proposed transactions will not be completed.

The affirmative vote, in person or by proxy, of a majority of the outstanding shares of Core-Mark common stock entitled to vote at the special meeting by Core-Mark stockholders will be required to approve the Merger Agreement Proposal.

The Core-Mark Board unanimously recommends that Core-Mark stockholders vote “FOR” the Merger Agreement Proposal.

Proposal 2: The Merger-Related Compensation Proposal

(Proposal 2 on Core-Mark Proxy Card)

Under Section 14A of the Exchange Act and the applicable SEC rules issued thereunder, Core-Mark is required to submit a proposal to its common stockholders for an advisory (nonbinding) vote to approve certain compensation that may be paid or become payable to Core-Mark’s named executive officers in connection with the completion of the proposed transactions as discussed in the section entitled “The Proposed Transaction—Interests of Core-Mark Directors and Executive Officers in the Proposed Transactions,” including the footnotes to the table and the associated narrative discussion. The Core-Mark Board unanimously recommends that Core-Mark stockholders approve the following resolution:

“RESOLVED, that the compensation that may be paid or become payable to the named executive officers of Core-Mark in connection with the proposed transactions, as disclosed pursuant to Item 402(t) of Regulation S-K in the table in the section of the proxy statement/prospectus entitled “The Proposed Transactions—Interests of Core-Mark Directors and Executive Officers in the Proposed Transactions” including the footnotes to the table and the associated narrative discussion, and the agreements and plans pursuant to which such compensation may be paid or become payable, is hereby APPROVED.”

Required Vote

The vote on the Merger-Related Compensation Proposal is a vote separate and apart from the vote on the Merger Agreement Proposal. Accordingly, you may vote to approve the Merger Agreement Proposal and vote not to approve the Merger-Related Compensation Proposal and vice versa. Because the vote on the Merger-Related Compensation Proposal is advisory only, it will not be binding on Core-Mark or PFG. Accordingly, if the merger agreement is adopted and the proposed transactions are completed, the merger-related compensation will be payable, subject only to the conditions applicable thereto, regardless of the outcome of the vote on the Merger-Related Compensation Proposal.

The approval of the Merger-Related Compensation Proposal requires the affirmative vote of the majority of the votes present in person or represented by proxy and entitled to vote at the special meeting, assuming a quorum is present; however, such vote is nonbinding and advisory only.

The Core-Mark Board unanimously recommends that Core-Mark stockholders vote “FOR” the Merger-Related Compensation Proposal.

Proposal 3: The Core-Mark Adjournment Proposal

(Proposal 3 on Core-Mark Proxy Card)

Core-Mark stockholders are being asked to consider and vote on the Core-Mark Adjournment Proposal, a proposal that will give the Core-Mark Board authority to adjourn the special meeting from time to time, if necessary or appropriate, due to the absence of a quorum, to solicit additional proxies in the event there are not sufficient votes at the time of the special meeting to adopt the merger agreement or to allow reasonable additional time for the filing and mailing of any required supplement or amendment to the accompanying proxy statement/prospectus, and the review of such materials by Core-Mark stockholders. If the Core-Mark Adjournment Proposal is approved, the special meeting could be adjourned to any date. Core-Mark could adjourn the special meeting and any adjourned session of the special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from Core-Mark stockholders who have previously voted, or use the additional time for the filing and mailing of any required supplement or amendment to the accompanying proxy statement/prospectus, and to allow for the review of such materials by Core-Mark stockholders.

If the special meeting is adjourned, Core-Mark stockholders who have already submitted their proxies will be able to revoke them at any time prior to their use. If you sign and return a proxy and do not indicate how you wish to vote on any proposal, or if you indicate that you wish to vote in favor of the approval and adoption of the Merger Agreement Proposal but do not indicate a choice on the Core-Mark Adjournment Proposal, your shares will be voted in favor of the Core-Mark Adjournment Proposal. If you indicate, however, that you wish to vote against the Merger Agreement Proposal, your shares of Core-Mark common stock will only be voted in favor of the Core-Mark Adjournment Proposal if you indicate that you wish to vote in favor of the Core-Mark Adjournment Proposal.

The affirmative vote of the majority of the votes present in person or represented by proxy and entitled to vote at the special meeting by Core-Mark stockholders will be required to approve the Core-Mark Adjournment Proposal.

The Core-Mark Board unanimously recommends that Core-Mark stockholders vote “FOR” the Core-Mark Adjournment Proposal.

DESCRIPTION OF PFG COMMON STOCK

The following is a description of the material terms of the capital stock of PFG. This description is not complete and is qualified in its entirety by reference to the PFG certificate of incorporation and the PFG bylaws, copies of which are filed as exhibits to PFG’s Annual Report on Form 10-K.

The Company’s purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the General Corporation Law of the State of Delaware, which is referred to as the DGCL. PFG’s authorized capital stock consists of 1,000,000,000 shares of PFG common stock, and 100,000,000 shares of preferred stock, par value $0.01 per share, which is referred to as PFG preferred stock. Unless the PFG Board determines otherwise, PFG will issue all shares of its capital stock in uncertificated form.

Common Stock

Holders of PFG common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders, including the election or removal of directors. The holders of PFG common stock do not have cumulative voting rights in the election of directors. Upon the Company’s liquidation, dissolution, or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of PFG preferred stock having liquidation preferences, if any, the holders of PFG common stock will be entitled to receive pro rata PFG’s remaining assets available for distribution. Holders of PFG common stock do not have preemptive, subscription, redemption, or conversion rights. The PFG common stock is not subject to further calls or assessment by PFG. There are no redemption or sinking fund provisions applicable to the PFG common stock. All shares of the outstanding PFG common stock are fully paid and non-assessable. The rights, powers, preferences, and privileges of holders of PFG common stock are subject to those of the holders of any shares of PFG preferred stock that PFG may authorize and issue in the future.

Preferred Stock

The PFG certificate of incorporation authorizes the PFG Board to establish one or more series of PFG preferred stock (including convertible PFG preferred stock). The authorized shares of PFG preferred stock are available for issuance generally without further action by PFG’s stockholders. The Board of Directors may determine, with respect to any series of PFG preferred stock, the powers, including preferences and relative participations, optional or other special rights, and the qualifications, limitations, or restrictions thereof, of that series, including:

•	the designation of the series;

•

the number of shares of the series, which the PFG Board may, except where otherwise provided in the PFG preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution, or winding-up of PFG’s affairs;

•

whether the shares of the series will be convertible into shares of any other class or series, or any other security, of PFG or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible, and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

PFG could issue a series of PFG preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of PFG common stock might believe to be in their best interests or in which the holders of PFG common stock might receive a premium for shares of PFG common stock over the market price of the PFG common stock. Additionally, the issuance of PFG preferred stock may adversely affect the rights of holders of PFG common stock by restricting dividends on the PFG common stock, diluting the voting power of the PFG common stock, or subordinating the liquidation rights of the PFG common stock. As a result of these or other factors, the issuance of PFG preferred stock could have an adverse impact on the market price of the PFG common stock

Dividends

Delaware law permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the PFG Board. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equal the fair value of the total assets minus total liabilities. Delaware law also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Declaration and payment of any dividend will be subject to the discretion of the PFG Board. The time and amount of dividends will depend upon PFG’s financial condition, operations, cash requirements and availability, debt repayment obligations, capital expenditure needs, restrictions in PFG’s debt instruments, industry trends, the provisions of Delaware law affecting the payment of distributions to stockholders, and any other factors the PFG Board may consider relevant.

PFG has no current plans to pay dividends on the PFG common stock. Any decision to declare and pay dividends in the future will be made at the sole discretion of the PFG Board and will depend on, among other things, PFG’s results of operations, cash requirements, financial condition, contractual restrictions, and other factors that the PFG Board may deem relevant. Because PFG is a holding company and has no direct operations, PFG will only be able to pay dividends from funds it receives from its subsidiaries. In addition, PFG’s ability to pay dividends will be limited by covenants in PFG’s existing indebtedness and may be limited by the agreements governing other indebtedness that PFG or its subsidiaries incur in the future.

Annual Stockholder Meetings

The PFG bylaws provide that annual stockholder meetings will be held at a date, time, and place, if any, as exclusively selected by the PFG Board. To the extent permitted under applicable law, PFG may conduct stockholder meetings by remote communications, including by webcast.

Anti-Takeover Effects of the Certificate of Incorporation and the Bylaws and Certain Provisions of Delaware Law

The PFG certificate of incorporation, the PFG bylaws, and Delaware law contain provisions that are summarized in the following paragraphs and that are intended to enhance the likelihood of continuity and stability in the composition of the PFG Board. These provisions are intended to avoid costly takeover battles, reduce PFG’s vulnerability to a hostile change of control, and enhance the ability of the PFG Board to maximize stockholder value in connection with any unsolicited offer to acquire PFG.

However, these provisions may have an anti-takeover effect and may delay, deter, or prevent a merger or acquisition of PFG by means of a tender offer, a proxy contest, or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of PFG common stock held by stockholders.

Authorized but Unissued Capital Stoc

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the NYSE, which would apply if and so long as the PFG common stock remains listed on the NYSE, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of PFG common stock. Additional shares that may be used in the future may be issued for a variety of corporate purposes, including future public offerings, to raise additional capital, or to facilitate acquisitions.

The PFG Board may generally issue shares of PFG preferred stock on terms calculated to discourage, delay, or prevent a change of control of PFG or the removal of PFG’s management. Moreover, authorized but unissued shares of PFG preferred stock are available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, to facilitate acquisitions, and employee benefit plans.

One of the effects of the existence of unissued and unreserved PFG common stock or PFG preferred stock may be to enable the PFG Board to issue shares to persons friendly to current management, which issuance could render more difficult, or discourage, an attempt to obtain control of PFG by means of a merger, tender offer, proxy contest, or otherwise, and thereby to protect the continuity of PFG’s management and possibly deprive PFG’s stockholders of opportunities to sell their shares of PFG common stock at prices higher than prevailing market prices.

Classified Board of Directors

The PFG certificate of incorporation provides that, prior to PFG’s 2019 annual meeting of stockholders, the members of the PFG Board shall be divided into three classes of directors. At PFG’s 2019 annual meeting of stockholders and thereafter, each director who is up for election will be elected to serve for a term of one year and will hold office until the annual meeting at which his or her term expires and until his or her successor is elected or qualified. Commencing at PFG’s 2021 annual meeting of stockholders and thereafter, the PFG Board will no longer be classified. The classification of directors until the 2021 annual meeting of stockholders will have the effect of making it more difficult for stockholders to change the composition of the PFG Board. The PFG certificate of incorporation and the PFG bylaws provide that, subject to any rights of holders of PFG preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the PFG Board.

Business Combinations

PFG has opted out of Section 203 of the DGCL, which governs business combinations with interested stockholders; however, the PFG certificate of incorporation contains similar provisions providing that PFG may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless.

•	prior to such time, the PFG Board approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of PFG’s voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•

at or subsequent to that time, the business combination is approved by the PFG Board and by the affirmative vote of holders of at least 66 2/3% of PFG’s outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of PFG’s outstanding voting stock. For purposes of this section only, “voting stock” means stock of any class or series entitled to vote generally in the election of directors.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with PFG for a three-year period. This provision may encourage companies interested in acquiring PFG to negotiate in advance with the PFG Board because the stockholder approval requirement would be avoided if the PFG Board approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in the PFG Board and may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Removal of Directors; Vacancies

Until the completion of PFG’s 2021 annual meeting of stockholders, after which the directors will not be divided into separate classes and all directors will be elected to serve for a term of one year, directors (other than the directors elected by the holders of any series of PFG preferred stock, voting separately as a series or together with one or more other such series, as the case may be) may be removed only for cause and only by a vote of the holders of at least a majority in voting power of all the then-outstanding shares of PFG’s stock entitled to vote, voting together as a single class. Following the completion of PFG’s 2021 annual meeting of stockholders, when directors will not be divided into separate classes and all directors will be elected to serve for a term of one year, directors (other than the directors elected by the holders of any series of PFG preferred stock, voting separately as a series or together with one or more other such series, as the case may be) may be removed at any time either with or without cause by the affirmative vote of a majority in voting power of all outstanding shares of PFG’s stock entitled to vote, voting as a single class.

In addition, the PFG certificate of incorporation also provides that, subject to the rights granted to one or more series of PFG preferred stock then outstanding, any newly created directorship on the PFG Board that results from an increase in the number of directors and any vacancies on the PFG Board will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, or by a sole remaining director

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless a corporation’s certificate of incorporation specifically authorizes cumulative voting. The PFG certificate of incorporation does not authorize cumulative voting. Therefore, stockholders holding a majority of the shares of PFG’s stock entitled to vote generally in the election of directors will be able to elect all of PFG’s directors.

Special Stockholder Meetings

The PFG certificate of incorporation provides that special meetings of PFG’s stockholders may be called at any time by or at the direction of the PFG Board or the chair of the PFG Board, or by the stockholders as may be permitted by the PFG bylaws. The PFG bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying, or discouraging hostile takeovers, or changes in control or management of PFG.

Director Nominations and Stockholder Proposals

The PFG bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the PFG Board or a committee of the PFG Board. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide PFG with certain information. Generally, to be timely, a stockholder’s notice must be delivered to the Secretary of PFG at PFG’s principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the preceding year’s annual meeting of stockholders. The PFG bylaws also specify requirements as to the form and content of a stockholder’s notice. The PFG bylaws allow the chair of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings that may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay, or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of PFG.

Stockholder Action by Written Consent

The PFG certificate of incorporation precludes stockholder action by written consent; provided, however, that any action required or permitted to be taken by the holders of PFG preferred stock, voting separately as a series or separately as a class with one or more series, may be taken by written consent.

Amendments to Governing Documents

The PFG certificate of incorporation and the PFG bylaws provide that the PFG Board is expressly authorized to make, repeal, alter, amend or rescind, in whole or in part, the PFG bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware or the PFG certificate of incorporation. Pursuant to the PFG certificate of incorporation, any amendment, alteration, rescission, or repeal of the PFG bylaws by PFG’s stockholders requires the affirmative vote of the holders of at least a majority in voting power of all the then outstanding shares of PFG’s stock entitled to vote thereon, voting together as a single class.

The PFG certificate of incorporation provides generally that the PFG certificate of incorporation may be amended, altered, repealed, or rescinded only by the affirmative vote of the holders of at least a majority in voting power of all the then outstanding shares of PFG’s stock entitled to vote thereon, voting together as a single class.

The combination of the classification of the PFG Board until the 2021 annual meeting of stockholders and the lack of cumulative voting will make it more difficult for PFG’s existing stockholders to replace the PFG Board as well as for another party to obtain control of PFG by replacing the PFG Board. Because the PFG Board has the power to retain and discharge PFG’s officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

These provisions may have the effect of deterring hostile takeovers or delaying or preventing changes in control of PFG’s management or PFG, such as a merger, reorganization, or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of the PFG Board and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of PFG. These provisions are designed to reduce PFG’s vulnerability to an unsolicited acquisition proposal. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for shares of PFG common stock and, as a consequence, they also may inhibit fluctuations in the market price of shares of PFG common stock that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in management.

Exclusive Forum

The PFG certificate of incorporation provides that unless PFG consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of PFG, (ii) action asserting a claim of breach of a fiduciary duty owed by any director, officer, or stockholder of PFG to PFG or PFG’s stockholders, (iii) action asserting a claim against PFG or any director, officer, or stockholder of PFG arising pursuant to any provision of the DGCL or the PFG certificate of incorporation or the PFG bylaws, or (iv) action asserting a claim against PFG or any director, officer, or stockholder of PFG governed by the internal affairs doctrine, in each such case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of PFG shall be deemed to have notice of and consented to the forum provisions in the PFG certificate of incorporation. However, the enforceability of similar forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be unenforceable.

Transfer Agent and Registrar

The transfer agent and registrar for the PFG common stock is Computershare Trust Company, N.A.

Listing

The PFG common stock is listed on the NYSE under the symbol “PFGC.”

COMPARISON OF RIGHTS OF STOCKHOLDERS

OF PFG AND CORE-MARK

Both PFG and Core-Mark are incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of each are currently governed by the DGCL. PFG will continue to be a Delaware corporation following completion of the proposed transactions and will be governed by the DGCL.

Upon completion of the proposed transactions, the Core-Mark stockholders immediately prior to the effective time of the merger will become PFG stockholders. The rights of the former Core-Mark stockholders and PFG stockholders will thereafter be governed by the DGCL and by PFG’s certificate of incorporation and bylaws.

The following description summarizes the material differences between the rights of the stockholders of PFG and Core-Mark, but the following is not a complete statement of all those differences or a complete description of the specific provisions referred to in this summary. Stockholders should read carefully the relevant provisions of the DGCL and the respective certificates of incorporation and bylaws of PFG and Core-Mark. For more information on how to obtain the documents that are not attached to this proxy statement/prospectus, see “Where You Can Find More Information” beginning on page 127.

	Rights of PFG Stockholders	Rights of Core-Mark Stockholders

Authorized Common stock	The authorized common stock of PFG consists of 1,000,000,000 shares of common stock, par value $0.01 per share, and 100,000,000 shares of preferred stock, par value $0.01 per share.	The authorized common stock of Core-Mark consists of 150,000,000 shares of common stock, par value $0.01 per share.

Special Meetings of Stockholders	Under the DGCL, a special meeting of stockholders may be called by the board of directors or by any other person authorized to do so in the certificate of incorporation or bylaws.

	PFG’s certificate of incorporation provides that a special meeting of PFG stockholders may be called only by or at the direction of the PFG Board or the chair of the PFG Board.	Core-Mark’s certificate of incorporation provides that special meetings of Core-Mark stockholders may be called only by (i) a resolution adopted by the affirmative vote of the majority of the total number of directors then in office or (ii) by a holder or holders of at least ten percent of Core-Mark common stock.

Stockholder Proposals and Nominations of Candidates for Election to the Board of Directors	PFG’s bylaws allow stockholders to propose business to be brought before an annual meeting and allow stockholders who are record holders on the date of notice and on the record date for the determination of stockholders entitled to vote at such annual meeting to nominate candidates for election to the PFG Board.	Core-Mark’s bylaws allow stockholders to propose business to be brought before an annual meeting and allow stockholders who are record holders on the date of notice and on the record date for the determination of stockholders entitled to vote at such annual meeting to nominate candidates for election to the Core-Mark Board.

	Such proposals (other than proposals included in the notice of meeting pursuant to Rule 14a-8 promulgated under the Exchange Act) and nominations, however, may only be brought by a stockholder who has given timely notice in proper written	Such proposals (other than proposals included in the notice of meeting pursuant to Rule 14a-8 promulgated under the Exchange Act) and nominations, however, may only be brought by a stockholder who has given timely notice in proper written

	Rights of PFG Stockholders	Rights of Core-Mark Stockholders
	form to PFG’s secretary prior to the meeting.	form to Core-Mark’s secretary prior to the meeting.

	In connection with an annual meeting, to be timely, notice of such proposals and nominations must be delivered to the Secretary of PFG at the principal executive offices of PFG not less than 90 days nor more than one hundred and 120 days prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is advanced by more than 30 days, or delayed by more than 70 days, from the anniversary date of the previous year’s meeting, or if no annual meeting was held in the preceding year, notice by the stockholder to be timely must be so delivered not earlier than 120 days prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of the annual meeting is first made by PFG.	In connection with an annual meeting, to be timely, notice of such proposals and nominations must be delivered to the Secretary of Core-Mark at the principal executive offices of Core-Mark not earlier than the close of business on the 120th day nor later than the close of business on the 90th day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 70 days after such anniversary date, notice by the stockholder to be timely must be so received not earlier than the close of business on the 120th day prior to the date fixed by the Core-Mark Board for such annual meeting nor later than the close of business on the later of (i) the 90th day prior to the date fixed by the Core-Mark Board for such annual meeting or (ii) the 10th day following the date on which public announcement of the date of the annual meeting is first made by Core-Mark.

	In the case of any nomination for election of a director at a special meeting called for the purpose of electing directors, a PFG stockholder may submit nominations not earlier than the close of business on the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the PFG Board to be elected at such meeting.	In the case of any nomination for election of a director at a special meeting called for the purpose of electing directors, a Core-Mark stockholder may submit nominations not earlier than the close of business on the 120th day prior to the date fixed by the Core-Mark Board for such special meeting nor later than the close of business on the later of (i) the 90th day prior to the date fixed by the Core-Mark Board for such special meeting or (ii) the 10th day following the day on which a public announcement is first made of the date of the special meeting and the nominees proposed by the Core-Mark to be elected at such meeting.

Number of Directors	The DGCL provides that the board of directors of a Delaware corporation must consist of one or more directors, with the number of directors fixed by or in the manner provided in the corporation’s bylaws unless the certificate of incorporation fixes the number of directors.

	PFG’s certificate of incorporation and bylaws provide that the number of directors will be fixed from time to time exclusively pursuant to a resolution	Core-Mark’s bylaws provide that the number of directors which shall constitute the board of directors shall be fixed from time to time by resolution adopted by the

	Rights of PFG Stockholders	Rights of Core-Mark Stockholders
	adopted by a majority of the PFG Board, but, pursuant to the bylaws. There are currently eleven positions authorized and eleven directors serving on the PFG Board.	affirmative vote of a majority of the total number of directors then in office. There are currently eight positions authorized and eight directors serving on the Core-Mark Board.

Election of Directors	The DGCL provides that, unless the certificate of incorporation or bylaws provide otherwise, directors will be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

PFG’s certificate of incorporation and bylaws provide that directors shall be elected by the stockholders at their annual meeting, and the term of each director so elected shall be as set forth in the PFG certificate of incorporation. Directors need not be stockholders. The PFG Board shall elect a Chairman of the board, who shall have the powers and perform such duties as provided in these bylaws and as the board of directors may from time to time prescribe.

Vacancies occurring on the board of directors for any reason shall be filled by a majority of the directors then in office, although less than a quorum, by a sole remaining director or by the stockholders.

Core-Mark’s bylaws provide that each director shall be elected by the vote of the majority of the votes cast with respect to the director at any meeting for the election of directors at which a quorum is present; provided that if the number of nominees exceeds the number of directors to be elected, the directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors.

Vacancies occurring on the board of directors for any reason may be filled by vote of a majority of the remaining members of the board of directors, although less than a quorum, at any meeting of the board of directors.

Removal of Directors	PFG’s certificate of incorporation provides that the affirmative vote of 66 2/3% of the outstanding shares of PFG common stock (and any other voting shares that may be outstanding) entitled to vote generally in the election of directors is required to remove a director, only with cause.	Core-Mark’s bylaws provides that no director may be removed from office without the affirmative vote of the holders of at least a majority of the voting power of the then outstanding shares of capital stock entitled to vote generally in the election of directors voting together as a single class; provided, however, that if the holders of any class or series of capital stock are entitled by the provisions of the certificate of incorporation to elect one or more directors, such director or directors so elected may be removed without cause only by the vote of the holders of a majority of the outstanding shares of that class or series entitled to vote. Any director may resign at any time upon written notice to Core-Mark.

Limitation on Liability of Directors	PFG’s certificate of incorporation provides that no director shall be personally liable to PFG or its stockholders for monetary damages for breach of fiduciary duty owed to the PFG or its stockholders.	Core-Mark’s certificate of incorporation provides that to the fullest extent permitted by the DGCL as it now exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits Core-Mark

	Rights of PFG Stockholders	Rights of Core-Mark Stockholders
to provide broader indemnification rights than permitted prior thereto), and except as otherwise provided in Core-Mark’s bylaws, no director or officer of Core-Mark shall be liable to Core-Mark or its stockholders for monetary damages arising from a breach of fiduciary duty owed to Core-Mark or its stockholders.

Indemnification of Directors and Officers	Under the DGCL, a Delaware corporation must indemnify its present or former directors and officers against expenses (including attorneys’ fees) actually and reasonably incurred to the extent that the officer or director has been successful on the merits or otherwise in defense of any action, suit or proceeding brought against him or her by reason of the fact that he or she is or was a director or officer of the corporation.

Delaware law provides that a corporation may indemnify its present and former directors, officers, employees and agents, as well as any individual serving with another corporation in that capacity at the corporation’s request against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement of actions taken, if the individual acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation and, in the case of a criminal proceeding, the individual had no reasonable cause to believe the individual’s conduct was unlawful; except that no indemnification may be paid for judgments and settlements in actions by or in the right of the corporation.

A corporation may not indemnify a current or former director or officer of the corporation against expenses to the extent the person is adjudged to be liable to the corporation unless a court approves the indemnity.

PFG’s bylaws require that PFG indemnify its directors and officers to the fullest extent authorized or permitted by law, against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith and that such right to indemnification shall continue as to an indemnitee who has ceased to be a director or officer and shall inure to the benefit of the indemnitee’s heirs, executors and administrators. Except for proceedings to enforce rights to indemnification, however, PFG shall not be obligated to indemnify in connection with a proceeding (or part thereof) if such director, officer or successor in interest initiated such proceeding (or part thereof) unless such proceeding was authorized or consented to by the PFG Board. The right to indemnification includes the right to be paid the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition.	The Core-Mark certificate of incorporation requires Core-Mark to indemnify and hold harmless to the full extent authorized by the DGCL each person who was or is made a party or is threatened to be made a party to or is involved (including, without limitation, as a witness) in any actual or threatened action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer of Core-Mark or is or was serving at the request of Core-Mark as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, whether the basis of such proceeding is alleged action in an official capacity as a director or officer or in any other capacity while so serving, against all costs, expenses, liabilities and losses (including attorneys’ fees, judgments, fines, taxes or penalties and amounts paid in settlement)

	Rights of PFG Stockholders	Rights of Core-Mark Stockholders
The right to indemnification continues as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators.

Amendments to Certificate of Incorporation	Under the DGCL, an amendment to the certificate of incorporation generally requires (i) the approval of the board of directors, (ii) the approval of a majority of the voting power of the outstanding stock entitled to vote upon the proposed amendment and (iii) the approval of the holders of a majority of the outstanding stock of each class entitled to vote thereon as a class, if any.

	PFG’s certificate of incorporation provides that any amendment or repeal of specified provisions of PFG’s certificate of incorporation (including provisions relating to directors and amendment of PFG’s bylaws) must be approved by at least 66 2/3% of the outstanding shares of PFG common stock (and any other voting shares that may be outstanding) entitled to vote generally in the election of directors.	Core-Mark’s certificate of incorporation provides Core-Mark reserves the right to amend, alter, change or repeal any provision contained in the certificate of incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders.

Amendments to Bylaws	PFG’s certificate of incorporation and bylaws provide that 66 2/3% of the outstanding shares of PFG common stock (and any other voting shares that may be outstanding) entitled to vote generally in the election of directors is required for the stockholders to adopt, amend, alter or repeal PFG’s bylaws.	Core-Mark’s certificate of incorporation and bylaws provide that in furtherance and not in limitation of the powers conferred by statute, the Core-Mark Board is expressly authorized to make, alter, amend, change, add to or repeal the bylaws by the affirmative vote of a majority of the total number of directors then in office. Any alteration or repeal of the Core-Mark bylaws by the stockholders of the Core-Mark shall require the affirmative vote of a majority of the outstanding shares of the Core-Mark entitled to vote on such alteration or repeal.

Certain Business Combinations	Section 203 of the DGCL prohibits a Delaware corporation from engaging in a business combination with a stockholder acquiring more than 15% but less than 85% of the corporation’s outstanding voting stock for three years following the time that person becomes an “interested stockholder,” unless prior to such date the board of directors approves either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder or the business combination is approved by the board of directors and by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder or certain other exceptions are met. The DGCL allows a corporation’s certificate of incorporation to contain a provision expressly electing not to be governed by Section 203.

	PFG’s certificate of incorporation contains a provision electing not to be governed by Section 203. PFG will not engage in any business combination, at any point in time at which the PFG’s common stock is registered under Section 12(b) or 12(g) of	Core-Mark’s certificate of incorporation does not contain a provision electing not to be governed by Section 203, and so Core-Mark is subject to such provision.

	Rights of PFG Stockholders	Rights of Core-Mark Stockholders
the Exchange Act, with any interested stockholder for a period of three (3) years following the time that such stockholder became an interested stockholder, unless: (i) prior to such time, the PFG Board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of PFG outstanding at the time the transaction commenced, excluding certain shares; or (iii) at or subsequent to that time, the business combination is approved by the PFG Board and by the affirmative vote of holders of at least 66 2/3% of PFG’s outstanding voting stock that is not owned by the interested stockholder.

Stockholder Rights Plan	PFG does not have a stockholder rights plan.	Core-Mark does not have a stockholder rights plan.

Exclusive Forum	PFG’s certificate of incorporation generally provide that, that unless PFG consents to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of PFG, (ii) action asserting a claim of breach of a fiduciary duty owed by any director, officer or stockholder of PFG to PFG or PFG’s stockholders, (iii) action asserting a claim against PFG or any director, officer or stockholder of PFG arising pursuant to any provision of the DGCL or the certificate of incorporation or the bylaws, or (iv) action asserting a claim against PFG or any director, officer or stockholder of PFG governed by the internal affairs doctrine, in each such case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of PFG shall be deemed to have notice of and consented to the forum provisions in the certificate of incorporation.

Core-Mark’s bylaws generally provide that, unless Core-Mark consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of Core-Mark, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of Core-Mark to Core-Mark or Core-Mark’s stockholders, (iii) any action asserting a claim against Core-Mark, its directors, officers or employees arising pursuant to any provision of the DGCL or Core-Mark’s certificate of incorporation or bylaws or (iv) any action asserting a claim against Core-Mark, its directors, officers or employees governed by the internal affairs doctrine.

Core-Mark’s bylaws generally provide that, unless Core-Mark consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under

Rights of PFG Stockholders	Rights of Core-Mark Stockholders

The exclusive forum provision will not apply to claims under the Securities Act. In addition, the exclusive forum provision will not apply to claims under the Exchange Act, which provides for the exclusive jurisdiction of the federal district courts with regard to all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

the Securities Act of 1933. In addition, this exclusive forum provision will not apply to claims under the Exchange Act, which provides for the exclusive jurisdiction of the federal district courts with regard to all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

LEGAL MATTERS

The validity of the PFG common stock has been passed upon for PFG by A. Brent King, Senior Vice President, General Counsel and Secretary to PFG.

EXPERTS

The financial statements of PFG, and the related financial statement schedule, incorporated in this prospectus by reference from PFG’s Annual Report on Form 10-K for the fiscal year ended June 27, 2020, and the effectiveness of PFG’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports (1) express an unqualified opinion on the financial statements and financial statement schedule and includes an explanatory paragraph referring to a change in accounting for leases and (2) express an unqualified opinion on internal control over financial reporting). Such financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements, and related financial statement schedule, incorporated in this proxy statement/prospectus by reference from Core-Mark Holding Company, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2020, and the effectiveness of Core-Mark Holding Company, Inc.’s internal control over financial reporting, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given their authority as experts in accounting and auditing.

The carve-out financial statements of the Reinhart Businesses as of and for the years ended December 31, 2018 and 2017, incorporated in this prospectus by reference from PFG’s Current Report on Form 8-K dated September, 16, 2019, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated by reference. Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

DATES FOR SUBMISSION OF STOCKHOLDER PROPOSALS FOR ANNUAL MEETINGS

PFG

If any PFG stockholder wishes to propose a matter for consideration at PFG’s 2021 annual meeting of stockholders, the proposal should be mailed by certified mail return receipt requested, to PFG’s Secretary, Performance Food Group Company, 12500 West Creek Parkway, Richmond, Virginia 23238.

SEC rules permit PFG stockholders to submit proposals for inclusion in PFG’s proxy statement for its annual meeting of stockholders if the stockholder and the proposal meet the requirements specified in Rule 14a-8 of the Exchange Act. Proposals submitted in accordance with Rule 14a-8 for inclusion in PFG’s proxy statement for its 2021 annual meeting of stockholders must be received by PFG’s Secretary no later than June 11, 2021.

PFG’s bylaws permit a stockholder (or group of stockholders (up to 20)) who has owned a significant amount of PFG common stock (at least 3%) for a significant amount of time (at least three years) to submit director nominees (the greater of two or up to 20% of the Board) for inclusion in PFG’s proxy statement for its annual meeting of stockholders if the stockholder(s) and the nominee(s) satisfy the requirements specified in PFG’s bylaws. To be included in PFG’s proxy statement for its 2021 annual meeting of stockholders, the proposing stockholder(s) must send notice and the required information to PFG’s Secretary so that it is received not earlier than May 12, 2021, nor later than June 11, 2021.

PFG’s bylaws also set forth the procedures that a PFG stockholder must follow to nominate a candidate for election as a director or to propose other business for consideration at stockholder meetings, in each case, not submitted for inclusion in PFG’s proxy statement (either under proxy access or Rule 14a-8), but instead to be presented directly at stockholder meetings. To be timely, a stockholder’s notice for PFG’s 2021 annual meeting of stockholders must be delivered to PFG’s Secretary and received on or after July 22, 2021, but not later than August 21, 2021.

PFG has not set a date for its 2022 annual meeting of stockholders. If the date of PFG’s 2021 annual meeting of stockholders is advanced or delayed by more than 30 days from November 19, 2021, PFG will inform PFG stockholders, in PFG’s earliest possible quarterly report on Form 10-Q, of such change and the new dates for submitting stockholder proposals.

Core-Mark

Any proposal that a Core-Mark stockholder wishes to submit for inclusion in Core-Mark’s proxy materials for its 2022 annual meeting of stockholders pursuant to and in accordance with SEC Rule 14a-8 must be received by Core-Mark no later than December 6, 2021.

Core-Mark’s bylaws (which are posted on Core-Mark’s website) provide that any proposal that a stockholder wishes to propose for consideration at an annual meeting of stockholders, but does not seek to include in Core-Mark’s proxy statement and related materials, must be received by Core-Mark within a specified period prior to the annual meeting of stockholders. Absent specific circumstances set forth in Core-Mark’s bylaws, to be considered at Core-Mark’s 2022 annual meeting of stockholders, such proposal must be delivered to Core-Mark no earlier than January 18, 2022, and no later than February 17, 2022. In addition, any stockholder proposal to Core-Mark must set forth the information required by Core-Mark’s bylaws with respect to each matter the stockholder proposes to bring before the annual meeting of stockholders. The proxy solicited by the Core-Mark Board for the 2021 annual meeting of stockholders will confer discretionary authority to vote on proposals submitted outside of Rule 14a-8 that do not comply with this deadline.

Any stockholder proposals or notices submitted to Core-Mark in connection with its 2022 annual meeting of stockholders should be addressed to: Vice President of Finance & Investor Relations, Core-Mark Holding Company, Inc., 1500 Solana Boulevard, Suite 3400, Westlake, Texas 76262.

Core-Mark has not set a date for its 2022 annual meeting of stockholders. If the date of Core-Mark’s 2022 annual meeting of stockholders is advanced or delayed by more than 30 days from May 18, 2022, Core-Mark will inform Core-Mark stockholders, in Core-Mark’s earliest possible quarterly report on Form 10-Q, of such change and the new dates for submitting stockholder proposals.

Core-Mark intends to hold a 2022 annual meeting of stockholders only if the proposed transactions have not already been completed by, or shortly after, the time at which Core-Mark’s 2022 annual meeting of stockholders would normally take place.

HOUSEHOLDING OF PROXY STATEMENT/PROSPECTUS

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement or annual report, as applicable, addressed to those stockholders. As permitted by the Exchange Act, only one copy of this proxy statement/prospectus is being delivered to stockholders residing at the same address, unless stockholders have notified the company whose shares they hold of their desire to receive multiple copies of the proxy statement/prospectus. This process, which is commonly referred to as householding, potentially provides extra convenience for stockholders and cost savings for companies. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement/prospectus, or if you are receiving multiple copies of this proxy statement/prospectus and wish to receive only one, please contact the company whose shares you hold at their address identified below. Core-Mark will promptly deliver, upon oral or written request, a separate copy of this proxy statement/prospectus to any stockholder residing at an address to which only one copy was mailed. Requests for additional copies should be directed to: Core-Mark Holding Company, Inc., 1500 Solana Boulevard, Suite 3400 Westlake, Texas 76262, Attention: Investor Relations.

WHERE YOU CAN FIND MORE INFORMATION

PFG and Core-Mark file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains an Internet website that contains reports, proxy statements and other information regarding issuers, including PFG and Core-Mark, who file electronically with the SEC. The address of that site is www.sec.gov. The information contained on the SEC’s website is expressly not incorporated by reference into this proxy statement/prospectus.

PFG has filed with the SEC a registration statement on Form S-4 of which this proxy statement/prospectus forms a part. The registration statement registers the shares of PFG common stock to be issued to Core-Mark stockholders in connection with the merger. The registration statement, including the attached exhibits and annexes, contains additional relevant information about PFG and Core-Mark, respectively. The rules and regulations of the SEC allow PFG and Core-Mark to omit certain information included in the registration statement from this proxy statement/prospectus.

In addition, the SEC allows PFG and Core-Mark to disclose important information to you by referring you to other documents filed separately with the SEC. This information is considered to be a part of this proxy statement/prospectus, except for any information that is superseded by information included directly in this proxy statement/prospectus or incorporated by reference subsequent to the date of this proxy statement/prospectus as described below.

This proxy statement/prospectus incorporates by reference the documents listed below that PFG and Core-Mark have previously filed with the SEC.

PFG

•	Annual Report on Form 10-K for the fiscal year ended June 27, 2020;

•	Quarterly Report on Form 10-Q for the fiscal quarters ended September 26, 2020, December 26, 2021, and March 27, 2021;

•	Current Reports on Form 8-K filed on August 21, 2020, November 19, 2020, December 1, 2020, February 2, 2021, May 18, 2021 and July 12, 2021;

•	Exhibit 99.2 to the Current Report on Form 8-K filed on September 16, 2019;

•	Exhibit 99.1 to the Current Report on Form 8-K filed on November 18, 2019; and

•	Any description of shares of PFG common stock contained in a registration statement filed pursuant to the Exchange Act and any amendment or report filed for the purpose of updating such description.

Core-Mark

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2020;

•	Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2021; and

•	Current Reports on Form 8-K filed on January 7, 2021, January 29, 2021, March 1, 2021, May 6, 2021, May 18, 2021, and May 20, 2021.

To the extent that any information contained in any report on Form 8-K, or any exhibit thereto, was furnished to, rather than filed with, the SEC, such information or exhibit is specifically not incorporated by reference.

In addition, PFG and Core-Mark incorporate by reference any future filings they make with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this proxy statement/prospectus and before the date of the special meeting (excluding any current reports on Form 8-K to the extent disclosure is furnished and not filed). Those documents are considered to be a part of this proxy statement/prospectus, effective as of the date they are filed. In the event of conflicting information in these documents, the information in the latest filed document should be considered correct.

You can obtain any of the other documents listed above from the SEC, through the SEC’s website at the address indicated above, or from PFG or Core-Mark, as applicable, by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

By Mail:	By Mail:

Performance Food Group Company 12500 West Creek Parkway Richmond, Virginia 23238 Telephone: (314) 725-4477	Core-Mark Holding Company, Inc. 1500 Solana Boulevard, Suite 3400 Westlake, Texas 76262 Telephone: (940) 293-8600

These documents are available from PFG or Core-Mark, as the case may be, without charge, excluding any exhibits to them unless the exhibit is specifically listed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part. You can also find information about PFG and Core-Mark at their Internet websites at www.pfgc.com and www.core-mark.com, respectively. Information contained on these websites does not constitute part of this proxy statement/prospectus.

You may also obtain documents incorporated by reference into this document by requesting them in writing or by telephone from MacKenzie Partners, Inc., Core-Mark’s proxy solicitor, at the following addresses and telephone numbers:

MacKenzie Partners, Inc. 1407 Broadway, 27th Floor, New York, NY 10018 +1 800-322-2885 (toll-free) +1 212-929-5500 (collect)

If you are a stockholder of Core-Mark and would like to request documents, please do so by August 18, 2021 to receive them before your respective company’s special meeting. If you request any documents from PFG or Core-Mark, PFG or Core-Mark, as applicable, will mail them to you by first class mail, or another equally prompt means, within one business day after PFG or Core-Mark, as the case may be, receives your request.

This proxy statement/prospectus is a prospectus of PFG and is a proxy statement of Core-Mark for the special meeting. Neither PFG nor Core-Mark has authorized anyone to give any information or make any representation about the proposed transactions or PFG or Core-Mark that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that PFG or Core-Mark has incorporated by reference into this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

Annex A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

PERFORMANCE FOOD GROUP COMPANY,

LONGHORN MERGER SUB I, INC.,

LONGHORN MERGER SUB II, LLC

and

CORE-MARK HOLDING COMPANY, INC.

Dated as of May 17, 2021

A-i

A-ii

Exhibits

Exhibit A	Form of Final Surviving Company Limited Liability Company Agreement

A-iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of May 17, 2021 (this “Agreement”), is made and entered into by and among Performance Food Group Company, a Delaware corporation (“Parent”), Longhorn Merger Sub I, Inc., a Delaware corporation and a direct, wholly owned Subsidiary of Parent (“Merger Sub I”), Longhorn Merger Sub II, LLC, a Delaware limited liability company and a direct, wholly owned Subsidiary of Parent (“Merger Sub II” and, together with Merger Sub I, “Merger Subs”), and Core-Mark Holding Company, Inc., a Delaware corporation (the “Company” and, together with Parent and Merger Subs, the “Parties”).

RECITALS

WHEREAS, Parent desires to acquire the Company on the terms and subject to the conditions hereof;

WHEREAS, it is proposed that, on the terms and subject to the conditions hereof, Merger Sub I merge with and into the Company, with the Company continuing as the Surviving Corporation;

WHEREAS, it is proposed that the Surviving Corporation merge with and into Merger Sub II, with Merger Sub II continuing as the Final Surviving Company;

WHEREAS, for U.S. federal income Tax purposes, it is intended that the First Merger and the Second Merger, taken together, qualify as a “reorganization” within the meaning of Section 368(a) of the Code and that this Agreement is, and be adopted as, a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g);

WHEREAS, the Company Board has unanimously (a) approved and declared advisable this Agreement and the consummation of the Mergers and the other transactions contemplated hereby, (b) determined that the terms hereof, the Mergers and the other transactions contemplated hereby are fair to, and in the best interests of, the Company and the Company Stockholders, (c) directed that this Agreement be submitted to the Company Stockholders for adoption and (d) resolved to recommend that the Company Stockholders adopt this Agreement;

WHEREAS, the Parent Board has unanimously approved and declared advisable this Agreement and the consummation of the Mergers, the Parent Stock Issuance and the other transactions contemplated hereby;

WHEREAS, the board of directors of Merger Sub I has (a) determined that it is in the best interests of its sole stockholder for Merger Sub I to enter into this Agreement, (b) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Mergers, and (c) recommended that its sole stockholder adopt this Agreement;

WHEREAS, Parent, in its capacity as the sole member of Merger Sub II, has approved and adopted this Agreement and the transactions contemplated hereby, including the Second Merger; and

WHEREAS, Parent, in its capacity as the sole stockholder of Merger Sub I, has executed an irrevocable written consent, to be effective immediately following the execution and delivery hereof, approving and adopting this Agreement and the transactions contemplated hereby, including the Mergers.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements hereunder, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

THE MERGERS

Section 1.1 Closing. The Parties shall consummate the First Merger (the “Closing”) electronically by the exchange of required closing deliverables on the third (3rd) Business Day following the satisfaction or, to the extent permitted by applicable Law, waiver of all conditions in Article VI (except for any condition that by its nature is to be satisfied at the Closing but subject to the satisfaction or waiver of any such condition), unless another date, time or place is agreed to in writing by Parent and the Company. As used herein, “Closing Date” means the date on which the Closing occurs.

Section 1.2 The First Merger.

(a) Surviving Corporation. On the terms and subject to the conditions hereof, and in accordance with General Corporation Law of the State of Delaware (the “DGCL”), at the First Effective Time, Merger Sub I shall be merged with and into the Company (the “First Merger”). By virtue of the First Merger, at the First Effective Time, the separate existence of Merger Sub I shall cease and the Company shall continue as the surviving corporation in the First Merger (the “Surviving Corporation”).

(b) First Effective Time. At the Closing, the Company shall file with the Secretary of State of the State of Delaware a certificate of merger for the First Merger (the “First Certificate of Merger”), duly executed in accordance with, and in such form as required by, the DGCL. The First Merger shall become effective at the time the Company duly files the First Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as Parent and the Company shall agree and specify in the First Certificate of Merger (the time the First Merger becomes effective, the “First Effective Time”).

(c) Effects of the First Merger. The First Merger shall have the effects provided herein and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the First Effective Time, the Surviving Corporation shall possess all of the rights, powers, privileges and franchises, and be subject to all of the Liabilities, of the Company and Merger Sub I.

(d) Certificate of Incorporation and Bylaws. At the First Effective Time, (i) the certificate of incorporation of the Surviving Corporation shall be amended and restated to be the same as the certificate of incorporation of Merger Sub I in effect as of the date hereof and (ii) the bylaws of the Surviving Corporation shall be amended and restated to conform to the bylaws of Merger Sub I in effect as of the date hereof; provided, that in each case, the name of the Surviving Corporation shall be “Core-Mark Holding Company, Inc.”

(e) Directors and Officers of the Surviving Corporation. As of the First Effective Time, (i) each member of the Company Board shall be removed from office and each director of Merger Sub I immediately prior to the First Effective Time shall be a director of the Surviving Corporation, and (ii) each officer of Merger Sub I immediately prior to the First Effective Time shall be an officer of the Surviving Corporation and, except as determined by Parent prior to the Closing, each officer of the Company shall be removed from office.

Section 1.3 Second Merger.

(a) Final Surviving Company. On the terms and subject to the conditions hereof, and in accordance with the DGCL and the Delaware Limited Liability Company Act (the “DLLCA”), at the Second Effective Time, the Surviving Corporation shall be merged with and into Merger Sub II (the “Second Merger” and, together with the First Merger, the “Mergers”). By virtue of the Second Merger, at the Second Effective Time, the separate existence of the Surviving Corporation shall cease and Merger Sub II shall continue as the surviving company in the Second Merger (the “Final Surviving Company”).

(b) Second Effective Time. As promptly as practicable after the First Effective Time, Merger Sub II shall file with the Secretary of State of the State of Delaware a certificate of merger for the Second Merger (the “Second Certificate of Merger”), duly executed in accordance with, and in such form as required by, the DGCL and the DLLCA. The Second Merger shall become effective at the time that Merger Sub II duly files the Second Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as Parent and the Company shall agree and specify in the Second Certificate of Merger (the time the Second Merger becomes effective, the “Second Effective Time”).

(c) Effects of the Second Merger. The Second Merger shall have the effects provided herein and the applicable provisions of the DGCL and the DLLCA. Without limiting the generality of the foregoing, at the First Effective Time, the Surviving Entity shall possess all of the rights, powers, privileges and franchises, and be subject to all of the Liabilities, of the Surviving Corporation and Merger Sub II.

(d) Certificate of Formation and Limited Liability Company Agreement. At the Second Effective Time, (i) the certificate of formation of the Final Surviving Company shall be the same as the certificate of formation of Merger Sub II in effect immediately prior to the Second Effective Time, except that the name of the Final Surviving Company shall be “Core-Mark Holding Company, LLC” and (ii) the limited liability company agreement of the Final Surviving Company shall be amended and restated to be substantially in the form of Exhibit A.

(e) Effect on Capital Stock. At the Second Effective Time, by virtue of the Second Merger and without any further action on the part of the Parties or any other Person, (i) all shares of common stock, par value $0.01 per share, of the Surviving Corporation issued and outstanding immediately prior to the Second Effective Time shall be automatically canceled and shall cease to exist and no consideration shall be paid with respect thereto and (ii) all limited liability company interests of Merger Sub II issued and outstanding immediately prior to the Second Effective Time shall remain outstanding as limited liability company interests of the Final Surviving Company.

(f) Officers of the Final Surviving Company. As of the Second Effective Time, each officer of Merger Sub II immediately prior to the Second Effective Time shall be an officer of the Final Surviving Company.

ARTICLE II

EFFECT ON THE CAPITAL STOCK IN FIRST MERGER

Section 2.1 Effect on Capital Stock.

(a) At the First Effective Time, by virtue of the First Merger and without any action by any Party or any other Person (including the Company Stockholders):

(i) all shares of Company Common Stock that are owned by Parent, either Merger Sub or the Company (including shares held as treasury stock or otherwise) immediately prior to the First Effective Time shall be automatically canceled and shall cease to exist and no consideration shall be delivered in exchange therefor;

(ii) each share of Company Common Stock issued and outstanding immediately prior to the First Effective Time (except for shares of Company Common Stock to be canceled under Section 2.1(a)(i) and Appraisal Shares) (each, a “Converted Share”) shall be (A) automatically canceled and shall cease to exist and (B) converted into the right to receive (1) subject to Section 2.3, 0.44 validly issued, fully paid and nonassessable shares of Parent Common Stock (such ratio, as may be adjusted under Section 2.2, the “Exchange Ratio”) and (2) $23.875 in cash, without interest (such amount of cash, as may be adjusted under Section 2.2, the “Per-Share Cash Amount” and, the foregoing clauses (1) and (2), collectively, the “Merger Consideration”); and

(iii) each share of common stock, par value $0.01 per share, of Merger Sub I issued and outstanding immediately prior to the First Effective Time shall be converted into and become one (1) validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(b) As of the First Effective Time, each holder of (i) a certificate that immediately prior to the First Effective Time represented any share of Company Common Stock (each, a “Certificate”) or (ii) any share of Company Common Stock held in book-entry form (each, a “Book-Entry Share”) shall cease to have any rights related thereto, except (A) for Converted Shares, the right to receive the Merger Consideration (subject to compliance with Section 2.5), any cash in lieu of fractional shares under Section 2.3 and any dividends or other distributions payable under Section 2.5(d) and (B) for Appraisal Shares, as provided in Section 2.4.

Section 2.2 Certain Adjustments. Notwithstanding anything herein to the contrary, if, prior to the First Effective Time, the outstanding shares of Parent Common Stock or Company Common Stock are changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange of shares, readjustment or other similar transaction, or a stock dividend thereon shall be declared with a record date within such period, then the Exchange Ratio (and the Per-Share Cash Amount in the case of any such action related to Company Common Stock) and any other similarly dependent items, as the case may be, shall be appropriately adjusted to provide Parent and the holders of Company Common Stock (including holders of Company Equity Awards) the same economic effect as contemplated by Section 2.1 and Section 2.7 prior to such event. Nothing in this Section 2.2 shall be construed to permit any Party to take any action that is otherwise prohibited or restricted by any other provision hereof.

Section 2.3 Fractional Shares. No certificate or scrip representing fractional shares of Parent Common Stock shall be issued upon the conversion of any Converted Share into the right to receive the Merger Consideration under

Section 2.1(a)(ii), and such fractional shares shall not entitle the holder thereof to (a) any whole or fractional share of Parent Common Stock, (b) vote any whole or fractional share of Parent Common Stock or (c) any other rights of a holder of shares of Parent Common Stock. In lieu of the issuance of any such fractional share, Parent shall pay to the Exchange Agent an amount in cash, without interest, rounded down to the nearest cent, equal to the product of (i) the aggregate number of all fractional shares of Parent Common Stock that would otherwise have been required to be issued to holders of Converted Shares under Section 2.1(a)(ii), multiplied by (ii) the Parent Stock Value. As soon as reasonably practicable after the determination of the amount of cash, if any, to be paid to holders of Converted Shares in lieu of any fractional share interests in Parent Common Stock, the Exchange Agent shall make available such amounts, without interest, to the holders of Converted Shares entitled to receive such cash.

Section 2.4 Appraisal Shares. As used herein, “Appraisal Share” means any share of Company Common Stock that is outstanding immediately prior to the First Effective Time and that is held by any Person who is entitled to demand and properly demands appraisal of such share of Company Common Stock in accordance, and who complies in all respects, with Section 262 of the DGCL (“Section 262”). At the First Effective Time, (a) by virtue of the First Merger and without any action on the part of any Party or any other Person (including the Company Stockholders), each Appraisal Share shall be automatically canceled and shall cease to exist and (b) each holder of an Appraisal Share shall cease to have any rights with respect thereto, except the right to receive the fair value of such Appraisal Share under Section 262; provided, however, that if any such holder fails to perfect or otherwise waives, withdraws or loses the right to appraisal under Section 262 for such Appraisal Share, (i) the right of such holder to be paid the fair value of such Appraisal Share shall cease, such Appraisal Share shall cease to be an Appraisal Share and shall be referred to herein as a “Subsequently Converted Share” and (ii) such Subsequently Converted Share shall be deemed to be a Converted Share. The Company shall provide prompt written notice to Parent of any demands received by the Company for appraisal of any shares of Company Common Stock, withdrawals of such demands and any other instruments served under Section 262. Parent shall have the right to participate in all negotiations and Actions related to such demands. Prior to the First Effective Time, the Company shall not, without the prior written consent of Parent, make any payment related to, or settle or offer to settle, any such demands, waive any failure to timely deliver a written demand for appraisal under the DGCL or agree to do any of the foregoing.

Section 2.5 Exchange of Company Common Stock.

(a) Prior to the First Effective Time, Parent shall enter into a customary exchange agent agreement with a financial institution designated by Parent and reasonably acceptable to the Company (the “Exchange Agent”).

(b) (i) At or prior to the First Effective Time, Parent shall deposit with the Exchange Agent (A) the aggregate number of whole shares of Parent Common Stock, subject to Section 2.3, into which Converted Shares are to be converted under Section 2.1(a)(ii)(B)(1), (B) the aggregate amount of cash payable in lieu of fractional shares of Parent Common Stock payable under Section 2.3 and (C) an amount of cash equal to the aggregate amount payable in respect of Converted Shares under Section 2.1(a)(ii)(B)(2), and (ii) after the First Effective Time, on the appropriate payment date, if applicable, Parent shall deposit or cause to be deposited with the Exchange Agent an amount of cash equal to the amount of any dividends or other distributions payable under Section 2.5(d) on the shares of Parent Common Stock deposited under the foregoing clause (A) (such shares of Parent Common Stock and cash deposited with the Exchange Agent under the foregoing clauses (i) and (ii), the “Exchange Fund”). If any Appraisal Share becomes a Subsequently Converted Share, Parent shall deposit with the Exchange Agent, for addition to the Exchange Fund, (1) the aggregate number of whole shares of Parent Common Stock, assuming the effect of Section 2.3, into which such Subsequently Converted Shares were converted under Section 2.1(a)(ii) and Section 2.4, (2) the aggregate amount of cash into which such Subsequently Converted Shares were converted under Section 2.1(a)(ii) and Section 2.4, (3) the aggregate amount of cash in lieu of fractional shares of Parent Common Stock payable with respect to such Subsequently Converted Shares under Section 2.3 and (4) on the appropriate payment date, if applicable, an amount of cash equal to the amount of any dividends or other distributions payable under Section 2.5(d) on the shares of Parent Common Stock deposited under the foregoing clause (1). The Exchange Agent shall deliver the Merger Consideration to the holders of Converted Shares and Subsequently Converted Shares out of the Exchange Fund under the exchange agent agreement contemplated by Section 2.5(a). Except as provided in Section 2.5(i), the Exchange Fund shall not be used for any other purpose.

(c) Exchange Procedures.

(i) Certificates. Parent shall cause the Exchange Agent to mail, as soon as reasonably practicable after the First Effective Time, to each holder of record of a Certificate whose shares of Company Common Stock were converted into the right to receive the Merger Consideration under Section 2.1, (A) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent (or affidavits of loss in lieu thereof under Section 2.5(h)) and shall be in customary form, shall have such other provisions as Parent may reasonably specify and shall be reasonably acceptable to the Company) and (B) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Exchange Agent (or affidavits of loss in lieu thereof under Section 2.5(h)), together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor, and Parent shall cause the Exchange Agent to pay and deliver in exchange thereof as promptly as reasonably practicable, (1) cash in an amount equal to the Per-Share Cash Amount multiplied by the number of shares of Company Common Stock previously represented by such Certificate, (2) the number of shares of Parent Common Stock (which shall be in book-entry form unless a certificate is requested) representing, in the aggregate, the whole number of shares that such holder has the right to receive for the shares of Company Common Stock represented by such Certificate under Section 2.1(a)(ii) (after taking into account all other Certificates surrendered by such holder under this Section 2.5(c)(i)), (3) any dividends or other distributions payable under Section 2.5(d)(i) and (4) cash in lieu of fractional shares of Parent Common Stock payable under Section 2.3, and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, payment may be made and shares may be issued to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of Parent that such Tax was paid or is not applicable. No interest shall be paid or accrue on any cash payable upon surrender of any Certificate hereunder.

(ii) Book-Entry Shares. Notwithstanding anything herein to the contrary, any holder of a Book-Entry Share that is a Converted Share shall not be required to deliver a Certificate or an executed letter of transmittal to the Exchange Agent. In lieu thereof, each holder of record of one (1) or more Book-Entry Shares that are Converted Shares shall automatically upon the First Effective Time be entitled to receive, and Parent shall cause the Exchange Agent to pay and deliver as promptly as reasonably practicable after the First Effective Time, (A) cash in an amount equal to the Per-Share Cash Amount multiplied by the number of Converted Shares previously represented by such Book-Entry Shares, (B) the number of shares of Parent Common Stock (which shall be in book-entry form unless a certificate is requested) representing, in the aggregate, the whole number of shares of Parent Common Stock that such holder has the right to receive for such Converted Shares under Section 2.1(a)(ii), (C) any dividends or distributions payable under Section 2.5(d)(ii) and (D) cash in lieu of fractional shares of Parent Common Stock payable under Section 2.3. No interest shall be paid or accrue on any cash payable upon conversion of any Book-Entry Shares.

(d) Distributions Related to Unexchanged Shares.

(i) No dividends or other distributions on shares of Parent Common Stock with a record date after the First Effective Time shall be paid to the holder of any Certificate formerly representing Company Common Stock, and no cash payment in lieu of fractional shares shall be paid to any such holder under Section 2.3, until the surrender of such Certificate (or affidavit of loss in lieu thereof) under this Article II. Subject to applicable Law, following surrender of any such Certificate, there shall be paid to the holder of the shares of Parent Common Stock issued in exchange therefor, without interest, (A) by the Exchange Agent at the time of delivery of such Parent Common Stock by the Exchange Agent under Section 2.5(c)(i), the aggregate amount of dividends or other distributions payable on such shares of Parent Common Stock in connection with a dividend or other distribution with a record date after the First Effective Time theretofore paid by Parent and (B) by Parent at the appropriate payment date, the aggregate amount of dividends or other distributions payable on such shares of Parent Common Stock in connection with a dividend or other distribution with a record date after the First Effective Time but prior to such delivery of such Parent Common Stock by the Exchange Agent under Section 2.5(c)(i), and a payment date subsequent to such delivery of such Parent Common Stock by the Exchange Agent under Section 2.5(c)(i).

(ii) Subject to applicable Law, there shall be paid to the holder of the shares of Parent Common Stock issued in exchange for Book-Entry Shares under this Article II, without interest, (A) by the Exchange Agent at the time of delivery of such Parent Common Stock by the Exchange Agent under Section 2.5(c)(ii), the aggregate amount of dividends or other distributions payable on such shares of Parent Common Stock in connection with a dividend or other distribution with a record date after the First Effective Time theretofore paid by Parent and (B) by Parent at the appropriate payment date, the aggregate amount of dividends or other distributions payable on such shares of Parent Common Stock in connection with a dividend or other distribution with a record date after the First Effective Time but prior to the time of such delivery by the Exchange Agent under Section 2.5(c)(ii), and a payment date subsequent to the time of such delivery by the Exchange Agent under Section 2.5(c)(ii).

(e) After the First Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Entity of shares of Company Common Stock that were outstanding immediately prior to the First Effective Time. If, after the First Effective Time, any Certificates formerly representing shares of Company Common Stock are presented to the Surviving Entity or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article II.

(f) Any portion of the Exchange Fund that remains undistributed to the former holders of Company Common Stock for twelve (12) months after the First Effective Time shall be delivered to the Surviving Entity, upon demand, and any former holder of Company Common Stock who has not theretofore complied with this Article II shall thereafter look only to Parent for payment of its claim for the Merger Consideration and any dividends or distributions on shares of Parent Common Stock as contemplated by Section 2.5(d). Any portion of the Merger Consideration provided to the Exchange Agent under Section 2.5(b) to pay for any Subsequently Converted Share shall be delivered to Parent promptly (and in any event within two (2) Business Days) of Parent’s demand to the Exchange Agent therefor; provided, that in such case, until twelve (12) months after the First Effective Time, Parent shall make available to the Exchange Agent, as needed, the Merger Consideration to be delivered for such Subsequently Converted Share.

(g) None of Parent, Merger Subs, the Surviving Entity or the Exchange Agent shall be liable to any Person for any shares of Parent Common Stock (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official under any applicable abandoned property, escheat or similar Law.

(h) In the event any Certificate has been lost, stolen or destroyed, upon the making of an affidavit, in form and substance reasonably acceptable to Parent, of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such Person of a bond in reasonable amount as Parent or the Exchange Agent may direct, as indemnity against any claim that may be made against it or the Surviving Entity related to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration and any unpaid dividends or other distributions that would be payable or deliverable in respect thereof under Section 2.5(d) had such lost, stolen or destroyed Certificate been surrendered as provided in this Article II.

(i) The Exchange Agent shall invest the cash included in the Exchange Fund as directed by Parent; provided, however, that no such investment income or gain or loss thereon shall affect the amounts payable to holders of Company Common Stock. Any interest, gains and other income resulting from such investments (net of any losses) shall be the sole and exclusive property of Parent payable to Parent upon its request, and no part of such interest, gains and other income shall accrue to the benefit of holders of Company Common Stock; provided, however, that any investment of such cash shall in all events be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government, in commercial paper rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank that are then publicly available), and that no such investment or loss thereon shall affect the amounts payable to holders of Company Common Stock pursuant to this Article II. If, for any reason (including losses), the cash in the Exchange Fund shall be insufficient to fully satisfy all of the payment obligations to be made in cash by the Exchange Agent hereunder, Parent shall promptly deposit cash into the Exchange Fund in an amount which is equal to the deficiency in the amount of cash required to fully satisfy such cash payment obligations.

(j) Each of Parent, the Company, the Surviving Entity and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person under this Agreement such amounts as are required to be deducted or withheld with respect to such payment under applicable Law. To the extent that amounts are so deducted or withheld, and timely remitted to the appropriate Governmental Authority to the extent required under applicable Law, such amounts shall be treated for all purposes hereof as having been paid to the Person in respect of which such deduction or withholding was made.

Section 2.6 Further Assurances. If, at any time after the First Effective Time, the Surviving Entity determines that any actions are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Entity its right, title or interest in, to or under any right, property or asset of either of the Company or (if applicable) Merger Sub I acquired or to be acquired by the Surviving Entity as a result of, or in connection with, either Merger or otherwise to carry out this Agreement, then the agents of the Surviving Entity shall be authorized to take all such actions as any such agents deems necessary or desirable to vest all right, title or interest in, to and under such rights, properties or assets in the Surviving Entity or otherwise to carry out the purposes hereof.

Section 2.7 Company Equity Awards.

(a) Company RSUs. As of the First Effective Time, each Company RSU that is outstanding immediately prior to the First Effective Time shall be converted into a restricted stock unit (each, an “Adjusted RSU”) with the same terms and conditions as were applicable to such Company RSU immediately prior to the First Effective Time (including with respect to vesting and termination-related vesting provisions) and relating to the number of shares of Parent Common Stock equal to the product of (i) the number of shares of Company Common Stock subject to such Company RSU immediately prior to the First Effective Time, multiplied by (ii) the Equity Award Exchange Ratio, with any fractional shares rounded to the nearest whole share. Any accrued but unpaid dividend equivalents in connection with any Company RSU will be assumed and become an obligation in connection with the applicable Adjusted RSU.

(b) Company Director RSUs. As of the First Effective Time, each Company Director RSU that is outstanding immediately prior to the First Effective Time shall be canceled and converted into the right to receive the Merger Consideration in accordance with Section 2.1 on the same terms and conditions as the Converted Shares. The Merger Consideration payable pursuant to this Section 2.7(b) shall be paid to the holders of such Company Director RSUs as soon as practicable following the First Effective Time and in no event later than five (5) Business Days following the First Effective Time; provided, that to the extent that any payment within such time or on such date would trigger a Tax or penalty under Section 409A of the Code, such payment shall be made on the earliest date that payment would not trigger such Tax or penalty.

(c) Company PSUs. As of the First Effective Time, each Company PSU that is outstanding immediately prior to the First Effective Time shall be converted into a time-based restricted stock unit (each, an “Adjusted PSU”) with the same terms and conditions as were applicable to such Company PSU immediately prior to the First Effective Time (including with respect to vesting and termination-related vesting provisions, but except that the performance-based vesting conditions applicable to such Company PSUs immediately prior to the First Effective Time shall not apply from and after the First Effective Time, as applicable), and relating to the number of shares of Parent Common Stock equal to the product of (i) for Company PSUs granted during the calendar year in which the Closing Date occurs, (A) the number of shares of Company Common Stock subject to such Company PSU immediately prior to the First Effective Time that would vest based on achievement of the greater of (1) the applicable performance at the target level and (2) the actual level of performance as of the Closing Date, based on the achievement of the applicable performance metrics applied on a pro rata basis with respect to the applicable performance period and as determined in good faith by the Company Board, multiplied by (B) the Equity Award Exchange Ratio, and (ii) for Company PSUs granted prior to the calendar year in which the Closing Date occurs, (A) the number of shares subject to such Company PSU immediately prior to the First Effective Time based on the achievement of the applicable performance metrics at the actual level of performance and as determined in good faith and consistent with past practice by the Company Board, multiplied by (B) the Equity Award Exchange Ratio, and in each case of (i) and (ii), with any fractional shares rounded to the nearest whole share. Any accrued but unpaid dividend equivalents in connection with any Company PSU will be assumed and become an obligation in connection with the applicable Adjusted PSU.

(d) Company Actions. Prior to the First Effective Time, the Company Board shall take actions (including adopting resolutions) as may be reasonably necessary to provide for or give effect to the transactions contemplated by this Section 2.7. Prior to any such adoption, the Company shall provide Parent with drafts of, and a reasonable opportunity to comment upon, all such resolutions.

(e) Company Equity Plan Termination. If requested no later than fifteen (15) days prior to the Closing Date, the Company Board shall take actions (including adopting resolutions) as may be reasonably necessary to terminate the Company Equity Plan(s) effective as of immediately prior to, but subject to the occurrence of, the First Effective Time.

(f) Parent Actions. Parent shall take such actions as are necessary for the granting of the Adjusted RSUs and Adjusted PSUs pursuant to this Section 2.7, including the reservation, issuance and listing of Parent Common Stock as is necessary to effectuate the transactions contemplated by this Section 2.7. As soon as reasonably practicable following the First Effective Time, Parent shall prepare and file with the SEC a registration statement on an appropriate form, or a post-effective amendment to a registration statement previously filed under the Securities Act, with respect to the shares of Parent Common Stock subject to the Adjusted RSUs and Adjusted PSUs and Parent shall use its reasonable best efforts to cause such registration statement to remain in effect for so long as such Adjusted RSUs and Adjusted PSUs remain outstanding.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in (x) the Company SEC Documents filed prior to the date hereof (excluding, in each case, any risk factor disclosure that is contained solely in any “Risk Factors” section of any such Company SEC Document or any disclosure in any “qualitative and quantitative disclosure about market risk” section, any “forward-looking statements” or similar disclaimer or any other disclosure included in any such Company SEC Document that is predictive or forward-looking in nature) or (y) subject to Section 8.14(k), the Company Disclosure Schedule, the Company represents and warrants to Parent and Merger Subs as follows:

Section 3.1 Organization; Good Standing; Corporate Power; Company Subsidiaries.

(a) The Company is a corporation duly incorporated, validly existing and in good standing in accordance with the Laws of the State of Delaware and has the requisite corporate power and authority to own or lease, as applicable, and operate its assets and to carry on its businesses as currently conducted. Except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect and would not reasonably be expected, individually or in the aggregate, to prevent, materially delay or materially impede the Company’s ability to consummate the First Merger or any of the other transactions contemplated hereby, the Company is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its assets makes such qualification or licensing necessary.

(b) Prior to the date hereof, the Company has made available to Parent correct and complete copies of its Constituent Documents that are in effect on the date hereof. The Company’s Constituent Documents are in full force and effect, and the Company is not in violation, in any material respect, of any of its Constituent Documents.

(c) Section 3.1(c) of the Company Disclosure Schedule lists all of the Company’s Subsidiaries (the “Company Subsidiaries” and, together with the Company, the “Company Entities”) as of the date hereof, including each Company Subsidiary’s jurisdiction of incorporation, formation or organization. Each Company Subsidiary is a corporation duly incorporated or a limited liability company, partnership or other entity duly organized or formed and is validly existing and in good standing in accordance with the Laws of the jurisdiction of its incorporation, formation or organization, as the case may be, and has the requisite corporate or other entity power and authority, as the case may be, to own, lease and operate its assets and to carry on its businesses as currently conducted, except where the failure to be so duly incorporated, duly organized or formed, validly existing or in good standing as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect. Except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, each Company Subsidiary is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its assets makes such qualification or licensing necessary.

(d) Prior to the date hereof, the Company has made available to Parent correct and complete copies of each material Company Subsidiary’s Constituent Documents that are in effect on the date hereof. Each material Company Subsidiary’s Constituent Documents are in full force and effect, and no Company Subsidiary is in violation, in any material respect, of any of its Constituent Documents.

Section 3.2 Company Capitalization.

(a) The authorized capital stock of the Company is 150,000,000 shares of Company Common Stock.

(b) As of the close of business on May 14, 2021 (the “Capitalization Date”), there were (i) 45,163,705 shares of Company Common Stock issued and outstanding, (ii) 7,996,800 shares of Company Common Stock owned by the Company as treasury stock, (iii) 691,897 shares of Company Common Stock reserved for issuance under outstanding awards and rights under the Company Equity Plan, of which (A) 260,119 shares of Company Common Stock related to outstanding Company PSUs (assuming achievement of the applicable performance metrics at the target level), (B) 405,690 shares of Company Common Stock related to outstanding Company RSUs, and (C) 26,088 shares of Company Common Stock related to outstanding Company Director RSUs, and (iv) 2,792,616 shares of Company Common Stock reserved for issuance for future awards under the Company Equity Plan. Since the Capitalization Date through the date hereof, the Company has not issued or granted any Company Equity Awards, and the Company has not issued any shares of Company Common Stock, except in satisfaction of the vesting or exercise of (in each case, under their respective terms) any Company Equity Awards, in each case, that were outstanding as of the close of business on the Capitalization Date (such shares of Company Common Stock, together with the outstanding Equity Securities of the Company described by the foregoing clauses (i)–(iv), the “Outstanding Company Equity Securities”). Section 3.2(b) of the Company Disclosure Schedule lists all outstanding Company Equity Awards as of the close of business on the Capitalization Date, including (A) the employee identification number of the holder thereof, (B) the type of award and number of shares of Company Common Stock related thereto (and, if applicable, assuming achievement of the applicable performance metrics at the target level), (C) the name of the Company Equity Plan under which the award was granted and (D) the date of grant and vesting terms. All of the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive or other antidilutive rights. Except for the (1) Outstanding Company Equity Securities and (2) Equity Securities of the Company issued on or after the date hereof to the extent permitted by Section 5.1(b)(ii), no Equity Securities of the Company are issued, reserved for issuance or outstanding. As of the date hereof, there are no accrued or declared, and unpaid, dividends or dividend equivalents on any Equity Securities of the Company, other than the regular quarterly dividend on the Company Common Stock declared in accordance with the Company’s dividend policy.

(c) Except for acquisitions, or deemed acquisitions, of Company Common Stock or other Equity Securities of the Company in connection with (i) required Tax withholding in connection with the vesting of Company Equity Awards and (ii) forfeitures of Company Equity Awards, no Company Entity has any obligation to repurchase, redeem or otherwise acquire any Equity Securities of any Company Entity.

(d) There is no Indebtedness of any Company Entity providing any holder thereof with the right to vote (or convertible into, or exchangeable for, Equity Securities providing the holder thereof with the right to vote) on any matters on which Company Stockholders or any holder of Equity Securities of any Company Entity may vote. There are no stockholder agreements, voting trusts or other Contracts to which any Company Entity is a party related to the voting, registration or disposition of, or that restricts the transfer of, any Equity Securities of any Company Entity.

(e) The Company owns all of the outstanding Equity Securities of each Company Subsidiary, and all of the outstanding Equity Securities of each Company Subsidiary are owned by a Company Entity, in each case, free and clear of any Lien thereon (other than Permitted Liens). All outstanding Equity Securities of the Company Subsidiaries have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive or other antidilutive rights. Except for the outstanding Equity Securities of the Company Subsidiaries and the passive ownership, in the Ordinary Course of Business, of Equity Securities listed on a national securities exchange, no Company Entity owns any Equity Securities of any Person. No Company Entity is obligated to make any loan, capital contribution, guarantee, credit enhancement or other investment in any Person.

Section 3.3 Authority; Execution and Delivery; Enforceability; State Takeover Statutes; No Rights Plan.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform or comply with its covenants and agreements hereunder and, subject to the adoption hereof by the holders of a majority of the outstanding shares of Company Common Stock that are entitled to vote thereon at the Company Stockholders Meeting (the “Company Stockholder Approval”), to consummate the transactions contemplated hereby. Upon receipt of the Company Stockholder Approval for the First Merger, no other corporate or equivalent proceeding on the part of the Company is necessary to authorize the consummation of the transactions contemplated hereby. The Company has duly executed and delivered this Agreement, and assuming Parent’s and Merger Subs’ respective due authorization, execution and delivery hereof, this Agreement is the Company’s legal, valid and binding obligation, enforceable against it in accordance with the terms hereof, except as limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting the enforcement of creditors’ rights generally, by general equitable principles (regardless of whether enforcement is sought in a proceeding of law or in equity) or by the discretion of any Governmental Authority before which any Action seeking enforcement may be brought (the “Bankruptcy and Equitable Exceptions”). The Company Stockholder Approval is the only approval of holders of any shares of Company Common Stock necessary to adopt this Agreement and approve the First Merger or the other transactions contemplated hereby.

(b) At a meeting duly called and held on or prior to the date hereof, the Company Board unanimously adopted resolutions (i) approving and declaring advisable this Agreement and the consummation of the Mergers and the other transactions contemplated hereby, (ii) determining that the terms hereof, the Mergers and the other transactions contemplated hereby are fair to, and in the best interests of, the Company and the Company Stockholders, (iii) directing that this Agreement be submitted to the Company Stockholders for adoption and (iv) resolving to recommend that the Company Stockholders adopt this Agreement (the “Company Recommendation”). Subject to Section 5.4, the Company Board has not rescinded, modified or withdrawn such resolutions in any way. Such resolutions are sufficient to render inapplicable to this

Agreement, the Mergers and the other transactions contemplated hereby, the restrictions of Section 203 of the DGCL to the extent such restrictions would otherwise be applicable to this Agreement, the Mergers and the other transactions contemplated hereby. No restrictions on business combinations in any “business combination,” “control share acquisition,” “fair price,” “moratorium” or other anti-takeover Laws (collectively, “Takeover Laws”) are applicable the Mergers or the other transactions contemplated hereby. The Company is not a party to any stockholder rights plan, “poison pill,” antitakeover plan or other similar agreement or device that is applicable to the First Merger.

Section 3.4 No Conflicts; Consents and Approvals.

(a) The Company’s execution and delivery hereof does not, the Company’s performance of its covenants and agreements hereunder will not, and the consummation of the transactions contemplated hereby will not, (i) conflict with or violate the Constituent Documents of any Company Entity, (ii) subject to making the Filings and obtaining the Consents contemplated by Section 3.4(b) and obtaining the Company Stockholder Approval, violate any applicable Law or (iii) breach, result in the loss of any benefit under, be a default (or an event that, with or without notice or lapse of time, or both, would be a default) under, result in the termination, cancellation or amendment of or a right of termination, cancellation or amendment under, accelerate the performance required by, or result in the creation of any Lien on any of the respective properties or assets of a Company Entity under, any Contract to which any Company Entity is a party or by which any asset of a Company Entity is bound or affected, except, in the case of the foregoing clauses (ii) and (iii), as would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect and would not reasonably be expected, individually or in the aggregate, to prevent, materially delay or materially impede the Company’s ability to consummate the First Merger or any of the other transactions contemplated hereby.

(b) The Company’s execution and delivery hereof does not, the Company’s performance of its covenants and agreements hereunder will not, and the consummation of the transactions contemplated hereby will not, require any Company Entity to make any registration, declaration, notice, report, submission, application or other filing (each, a “Filing”) with or to, or to obtain any consent, approval, waiver, license, permit, franchise, authorization or Order (each, a “Consent”) of, any Governmental Authority, except for the following:

(i) the filing with the SEC of the Proxy Statement;

(ii) the filing of the First Certificate of Merger and the Second Certificate of Merger with the Secretary of State of the State of Delaware;

(iii) the Filings required by the Exchange Act, the Securities Act and the rules and regulations of the Nasdaq;

(iv) the HSR Clearance and the Filings required by the HSR Act for the transactions contemplated hereby;

(v) the Filings and the Consents listed in Section 3.4(b)(v) of the Company Disclosure Schedule (the “Specified Filings” and the “Specified Consents,” respectively); and

(vi) any other Filing with or to, or other Consent of, any Governmental Authority, the failure of which to make or obtain would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect and would not reasonably be expected, individually or in the aggregate, to prevent, materially delay or materially impede the Company’s ability to consummate the First Merger or any of the other transactions contemplated hereby.

Section 3.5 SEC Documents; Financial Statements; Related-Party Transactions; Undisclosed Liabilities.

(a) The Company has filed with or furnished to the SEC all reports, schedules, forms, statements, registration statements, prospectuses and other documents (including all exhibits and financial statements required to be filed or furnished therewith and any other document or information required to be incorporated therein) required by the Securities Act or the Exchange Act to be filed or furnished by the Company with the SEC since December 31, 2017 (together with any documents filed with or furnished to the SEC during such period by the Company to the SEC on a voluntary basis and excluding the Proxy Statement, the “Company SEC Documents”). As of its respective date or, if amended, as of the date of the last such amendment, each Company SEC Document complied when filed or furnished (or, if applicable, when amended) in all material respects with the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and none of the Company SEC Documents when filed or furnished (or, in the case of a registration statement filed under the Securities Act, at the time it was declared effective or subsequently amended) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. No Company Subsidiary is, or has at any time since December 31, 2017, been, subject to the periodic reporting requirements of the Exchange Act or is or has been otherwise required to file any report, schedule, form, statement, registration statement, prospectus or other document with the SEC.

(b) The consolidated financial statements of the Company included in the Company SEC Documents (including, in each case, any notes or schedules thereto, the “Company SEC Financial Statements”) (i) have been prepared from the books and records of the Company Entities, which have been maintained in accordance with GAAP, (ii) were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and except, in the case of the unaudited interim financial statements, as may be permitted by Form 10-Q and Regulation S-X under the Securities Act, and except that unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments) and (iii) present fairly, in all material respects, the Company Entities’ consolidated financial position as at the respective dates thereof and the Company Entities’ consolidated results of operations and, where included, consolidated stockholders’ equity and consolidated cash flows for the respective periods indicated, in each case, in conformity with GAAP (except as may be indicated in the notes thereto and except, in the case of the unaudited interim financial statements, as may be permitted by Form 10-Q and Regulation S-X under the Securities Act, including normal and recurring year-end adjustments). Except as required by GAAP and disclosed in the Company SEC Documents, between December 31, 2017 and the date hereof, the Company has not made or adopted any material change in its accounting methods, practices or policies.

(c) The Company is, and since December 31, 2017, has been, in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of the Nasdaq.

(d) The Company has established and maintains a system of internal control over financial reporting (within the meaning of Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that is designed to provide reasonable assurance about the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, including policies and procedures that (i) require the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company Entities, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company Entities are being made only in accordance with appropriate authorizations of the Company’s management and the Company Board and (iii) provide reasonable assurance about prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company Entities that could have a material effect on the financial statements. The Company has established and maintains a system of disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) designed to ensure that information required to be disclosed by the Company in the Company SEC Documents is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions about required disclosure and to make the certifications required pursuant to Section 302 and Section 906 of the Sarbanes-Oxley Act. The Company has disclosed to the Company’s outside auditors and the audit committee of the Company Board (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves the Company’s management or other employees who have a significant role in the Company’s internal control over financial reporting. There are no “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of the Company’s internal controls and procedures that would reasonably be expected to adversely affect the Company’s ability to record, process, summarize and report financial data. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC’s staff related to any Company SEC Documents, to the Company’s Knowledge none of the Company SEC Documents is the subject of ongoing SEC review, and there are no formal internal investigations or, to the Company’s Knowledge, any formal or informal SEC inquiries or investigations or other inquiries or investigations by Governmental Authorities that are pending or threatened in writing, in each case under this sentence, related to any accounting practices of any Company Entity.

(e) Since December 31, 2017, no Company Entity or, to the Company’s Knowledge, any of their respective Representatives has received any bona fide material complaint, allegation, assertion or claim, whether written or oral, related to the accounting or auditing practices, procedures, methodologies or methods of any Company Entity or their respective internal accounting controls, including any bona fide material complaint, allegation, assertion or claim that any Company Entity has engaged in questionable accounting or auditing practices.

(f) No Company Entity is a party to any Contract, arrangement or transaction with (i) any Affiliate (except for any Company Entity), including any director or officer, of any Company Entity, or (ii) any Affiliate of, or any “associate” or any member of the “immediate family” (as such terms are defined in Rules 12b-2 and 16a-1 under the Exchange Act) of, any such Affiliate, in each case, that is required to be disclosed by the Company under Item 404 of Regulation S-K under the Exchange Act.

(g) No Company Entity has any liabilities, Indebtedness, commitments or obligations of any nature, whether accrued, absolute, contingent or otherwise, known or unknown, due or to become due (“Liabilities”), except (i) as reflected or specifically reserved against in the most recent audited balance sheet included in the Company SEC Financial Statements, (ii) for any Liability (except for any Liability for any breach of Contract or breach of warranty, tort or violation of Law or related to any Action or that is an environmental Liability or clean-up obligation) incurred in the Ordinary Course of Business since the date of the most recent audited balance sheet included in the Company SEC Financial Statements or (iii) for any Liability that is not and would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect. No Company Entity is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or arrangement (including any Contract or arrangement related to any transaction or relationship between or among any Company Entity, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any material “off balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), in each case, that is required to be disclosed pursuant to Item 303(a) of Regulation S-K under the Exchange Act.

Section 3.6 Absence of Certain Changes or Events. Since December 31, 2020, through the date hereof, (a) except for the Company’s negotiation of, and entry into, this Agreement and the consummation of the transactions contemplated hereby, the Company Entities have conducted their businesses in the Ordinary Course of Business in all material respects, and (b) neither a Company Material Adverse Effect nor any event, change, effect, development, state of facts, condition, circumstance or occurrence that would reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect has occurred.

Section 3.7 Actions. Except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, (a) there are no, and since December 31, 2017, have been no, Actions pending or, to the Company’s Knowledge, threatened against any Company Entity or any officer or director thereof in his or her capacity as such, and (b) none of the Company Entities or any of their respective officers or directors in their respective capacity as such are, and since December 31, 2017, have not been, subject to any outstanding Order.

Section 3.8 Compliance with Laws; Permits.

(a) Except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, (i) each Company Entity is, and since December 31, 2017, has been, in compliance with all applicable Laws, (ii) since December 31, 2017, no Company Entity has received any written notice alleging that any Company Entity has violated any applicable Law that has not been resolved and (iii) since December 31, 2017, no event has occurred which, with or without the giving of notice, lapse of time or both, would constitute a default or violation by any Company Entity under any applicable Law.

(b) Except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect:

(i) each Company Entity holds, and since December 31, 2017, has held, all Permits necessary for the lawful conduct of its businesses and the use of its assets as currently conducted, and all such Permits are and have been valid, subsisting and in full force and effect;

(ii) each Company Entity is, and since December 31, 2017, has been, in compliance with all such Permits and no event has occurred that, with or without notice or lapse of time or both, would be a default or violation of any such Permit;

(iii) there are no, and since December 31, 2017, have been no, Actions pending or, to the Company’s Knowledge, threatened that assert any violation of any such Permit or seek the revocation, cancellation, suspension, limitation or adverse modification of any such Permit;

(iv) to the Company’s Knowledge, no Company Entity has sold any tobacco products (including cigarettes and electronic cigarettes) to any Person that lacks any required Permit to hold, sell, deliver or distribute such tobacco products in the jurisdictions in which they are held, sold, delivered or distributed; and

(v) no Company Entity has, since December 31, 2017, received any written notice alleging that any Company Entity is not in compliance with, or has violated, any such Permit, notifying any Company Entity of the revocation or withdrawal of any such Permit or imposing any condition, limitation, modification, amendment, cancellation or termination of any such Permit.

(c) Except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect:

(i) (A) the Company Entities, all of their respective officers, directors, employees and all of the Company Entities’ respective Representatives acting on behalf of any of the Company Entities, are, and since December 31, 2015, have been in compliance with all applicable Anti-Money Laundering Laws, International Trade Laws and Sanctions, (B) there are no, and since December 31, 2015, have been no, Actions pending or, to the Company’s Knowledge, threatened against (or internal investigations by) any Company Entity or any officer, director, employee or Representative thereof in his, her or its capacity as such, in each case, related to any Anti-Money Laundering Laws, International Trade Laws or Sanctions, and (C) since December 31, 2015, the Company Entities have held all Permits or other authorizations required for the export, re-export, transfer or import in accordance with the International Trade Laws and Sanctions;

(ii) none of the Company Entities or any of their respective officers, directors, employees or Representatives (A) is a Sanctioned Person or otherwise a Person with whom transactions are prohibited under any International Trade Laws or Sanctions, (B) has been organized, operated, or resided in, or had any transactions, business or financial dealings that benefited or involved, directly or indirectly, Burma (Myanmar), Cuba, Iran, North Korea, Sudan, Syria, the Crimea region of Ukraine, or any other country, territory, region or Person subject to Sanctions;

(iii) since December 31, 2015, none of the Company Entities or any of their respective officers, directors, employees or Representatives has offered or given money or a thing of value to (A) any official or employee of a Governmental Authority, any political party or official thereof or any candidate for political office or (B) any other Person, in each case, while knowing that all or a portion of such money or thing of value will be offered, given or promised, directly or indirectly, to any official or employee of a Governmental Authority, any political party or official thereof or candidate for political office, in each case, in violation of any Anti-Bribery Law; and

(iv) there are no, and since December 31, 2015, have been no, Actions pending or to the Company’s Knowledge, threatened against (or internal investigations by) any Company Entity or any officer, director, employee or Representative thereof in his, her or its capacity as such, in each case, related to any Anti-Bribery Laws.

(d) Except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect:

(i) (A) no Government Contract or Government Bid is the subject of any bid protest, (B) each Company Entity has complied with all terms and conditions of each Government Contract and the solicitation for such Government Contract, (C) all representations and certifications executed by any Company Entity pertaining to any Government Contract or Government Bid were complete and correct as of their effective date and each Company Entity has complied with all such representations and certifications, (D) no Company Entity has violated any applicable ethical requirement pertaining to a Government Contract or Government Bid, (E) no Company Entity has submitted any inaccurate, untruthful or misleading cost or pricing data, certification, bid, quote, proposal, report, invoice, claim, request for equitable adjustment, or other information to a Governmental Authority, prime contractor, subcontractor, vendor or any other Person relating to any Government Contract or Government Bid, (F) no cancellation, termination for convenience, termination for default, suspension, stop work order, cure notice, or show cause notice is pending or in effect or, to the Company Entities’ knowledge, being threatened, in each case, pertaining to such Government Contract and (G) no disputes between any Company Entity and any Governmental Authority or between any Company Entity and any prime contractor, subcontractor, vendor or other Person where the ultimate contracting party is a Governmental Authority, arising under or relating to any Government Contract or Government Bid;

(ii) (A) none of the Company Entities or any of their respective directors, officers, employees or other Representatives is or has during the past five years been under administrative, civil or criminal investigation or indictment by any Governmental Authority or subject to any audit or investigation by any Company Entity with respect to any alleged act or omission arising under or relating to any Government Contract or Government Bid, and (B) during the past five (5) years, no Company Entity has conducted or initiated any internal investigation or made a voluntary or mandatory disclosure to any Governmental Authority with respect to any alleged act or omission arising under or relating to a Government Contract or Government Bid;

(iii) no Company Entity is in receipt or possession of any competitor (as to any Government Contract or Government Bid) or Governmental Authority’s proprietary or procurement sensitive information under circumstances where there is reason to believe that such receipt or possession is unlawful or unauthorized; and

(iv) (A) no Company Entity is subject to any active administrative agreement pertaining to its eligibility for the award of Government Contracts, (B) no Company Entity has been debarred, suspended or similarly disqualified from participation in the award of contracts with any other Governmental Authority and (C) there are no facts or circumstances that would warrant the institution of suspension, debarment or other disqualification proceedings or the finding of nonresponsibility or ineligibility on the part of any Company Entity or any director, officer, or employee thereof.

Section 3.9 Employee Benefit Plans; ERISA.

(a) Section 3.9(a) of the Company Disclosure Schedule lists all of the material Company Benefit Plans. For each material Company Benefit Plan, prior to the date hereof, the Company has made available to Parent correct and complete copies or forms of the following, as applicable: (i) all such Company Benefit Plans (including all amendments thereto) to the extent in writing; (ii) written summaries of any such Company Benefit Plan that is not in writing; (iii) all related trust agreements, insurance contracts or other funding vehicles; (iv) the most recent annual report (Form 5500) filed with the Internal Revenue Service and most recent actuarial reports and financial statements; (v) the most recent determination or opinion letter from the Internal Revenue Service; and (vi) to the extent required by applicable Law, the most recent summary plan description and any summaries of material modification.

(b) Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code, and each trust that is related to a Company Benefit Plan and intended to be tax-exempt under Section 501(a) of the Code, has received a favorable determination or opinion letter from the Internal Revenue Service regarding its tax-qualified status and tax-exemption, respectively, and to the Company’s Knowledge, nothing has occurred that would adversely affect any such qualification or tax exemption of any such Company Benefit Plan or related trust. Each Company Benefit Plan and any related trust complies in all respects, and has been established and administered in compliance in all respects, with its terms and with ERISA, the Code and other applicable Laws, in each case, except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect.

(c) During the previous six (6) years, none of the Company Entities have maintained, sponsored, participated in or contributed to (or been obligated to maintain, sponsor, participate in or contribute to), (i) a plan which is subject to Section 412 of the Code or Section 302 or Title IV of ERISA, (ii) a “multiemployer plan” as defined in Section 3(37) of ERISA (a “Multiemployer Pension Plan”), (iii) a multiple employer plan as described in Section 413(c) of the Code or (iv) a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA. No Company Entity has any current or contingent liability or obligation related to any “employee benefit plan” (as defined in Section 3(3) of ERISA) as a consequence of at any time being considered a single employer under Section 414 of the Code with any other Person.

(d) Except as would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect during the previous six (6) years, (i) all contributions required to be made with respect to any Multiemployer Pension Plan on or prior to the Closing Date have been timely made, (ii) no Company Entity has made or suffered a “complete withdrawal” or a “partial withdrawal,” as such terms are respectively defined in sections 4203 and 4205 of ERISA, from any such Multiemployer Pension Plan (or any liability resulting therefrom has been satisfied in full), and (iii) no Company Entity has any contingent Liability under Section 4204 of ERISA.

(e) None of the Company Entities or, to the Company’s Knowledge, any other Person has engaged in any breach of fiduciary responsibility or any “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) with respect to a Company Benefit Plan to which Section 406 of ERISA or Section 4975 of the Code applies and which could subject the Company or any ERISA Affiliate to any tax or penalty on prohibited transactions imposed by Section 4975 of the Code, in each case, except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect.

(f) No material Company Benefit Plan is maintained outside the jurisdiction of the United States or covers any employees or other service providers of any Company Entity who reside or work outside of the United States on behalf of any Company Entity.

(g) There are no pending or, to the Company’s Knowledge, threatened claims (except for routine claims for benefits) by, on behalf of or against any Company Benefit Plan or any trust related thereto, and no audit or other proceeding by a Governmental Authority is pending or, to the Company’s Knowledge, threatened related to any Company Benefit Plan, in each case, except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect.

(h) Except as required by applicable Law, no material Company Benefit Plan provides retiree or post-employment medical, disability, life insurance or other welfare benefits to any Person, and no Company Entity has any obligation to provide such benefits except for any payment or reimbursement of COBRA premiums as part of a severance benefit.

(i) None of the execution and delivery hereof, stockholder or other approval hereof or the consummation of the Mergers could, either alone or in combination with another event, (i) entitle any Company Service Provider to any material increase in severance pay, (ii) accelerate the time of payment or vesting, or materially increase the amount, of compensation due to any such Company Service Provider, (iii) directly or indirectly require the Company to transfer or set aside any assets to fund any benefits under any Company Benefit Plan, (iv) limit or restrict the right to merge, materially amend, terminate or transfer the assets of any material Company Benefit Plan on or following the First Effective Time, or (v) result in the payment of any amount that could, individually or in combination with any other such payment, be an “excess parachute payment” as defined in Section 280G(b)(1) of the Code. No Company Entity has any obligation to gross-up, indemnify or otherwise reimburse any Company Service Provider for any Tax incurred by such individual under Sections 409A or 4999 of the Code.

Section 3.10 Labor Matters.

(a) Section 3.10(a) of the Company Disclosure Schedule lists all Collective Bargaining Agreements to which a Company Entity is a party to or bound by and all Collective Bargaining Agreements that pertain to any of the employees of any Company Entity.

(b) Since December 31, 2017, (i) there has been no actual, or to the Company’s Knowledge, threatened material arbitrations, material grievances, strikes, lockouts, slowdowns, work stoppages or material labor-related Actions or disputes (collectively, “Labor Disputes”) against or affecting any Company Entity or involving an employee of the Company Entities, and no such Labor Disputes are pending and (ii) to the Company’s Knowledge, none of the Company Entities or any of their employees, agents or representatives have committed any material unfair labor practice as defined in the National Labor Relations Act in connection with the operation of the businesses of the Company Entities. Except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, the Company Entities (i) are in compliance with any Collective Bargaining Agreement or Law pertaining to labor, employment or employment practices including all Laws regarding worker classification, health and safety, wages and hours, labor relations, employment discrimination, disability rights or benefits, equal opportunity, immigration, worker authorization, plant closures and layoffs, affirmative action, employee leave issues, pay equity, unemployment insurance and workers’ compensation and (ii) are not, and have not been since December 31, 2017, a party to any Action alleging a violation in any material respect of any Collective Bargaining Agreement or Law pertaining to labor, employment or employment practices, nor, to the Company’s Knowledge, is any such Action pending or threatened.

(c) To the Company’s Knowledge, no Company Service Provider is in material violation of any material term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, non-competition agreement, restrictive covenant or other obligation: (i) to any Company Entity or (ii) to a former employer of any such Company Service Provider, with respect to (A) the right of any such Company Service Provider to be employed or engaged by a Company Entity or (B) the knowledge or use of trade secrets or proprietary information in connection with such Company Service Provider’s employment or engagement by a Company Entity.

(d) Except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, since December 31, 2017, the Company Entities have a reasonable, good faith belief that they have, or will have by no later than the Closing Date, fully and timely paid all earned and accrued wages, salaries, wage premiums, commissions, bonuses, severance and termination payments, fees and other compensation that has come due and payable to their respective current or former employees and independent contractors under applicable Law, Contract or policy. Except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, since December 31, 2017, the Company Entities (i) have not incurred any liability as a result of any misclassification of any Person as an independent contractor rather than as an employee or as “exempt” or “nonexempt” from wages, hourly and withholding requirements under applicable Law, and (ii) to the Company’s Knowledge, are not delinquent in payments to any current or former employees or independent contractors for any services or amounts required to be reimbursed or otherwise paid under applicable Law, Contract or policy.

(e) Since December 31, 2017, none of the Company Entities has conducted any “mass layoff” or “plant closing” (each as defined under the WARN Act or any similar applicable state Law). Since December 31, 2019, there have been no layoffs, furloughs or salary or wage reductions by any of the Company Entities that triggered a requirement to provide notice under the WARN Act or any similar applicable state law.

(f) To the Company’s Knowledge, since December 31, 2017, no material claims of harassment or discrimination have been made in writing against any officer of any Company Entity with respect to conduct or alleged conduct occurring during such officer’s employment with the Company Entities.

Section 3.11 Environmental Matters.

(a) Except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, (i) each Company Entity is and since December 31, 2017, has been in compliance with all applicable Environmental Laws and (ii) none of the Company Entities has received any written communication, whether from a Governmental Authority, citizens group or other third party, that alleges that any of the Company Entities are not in compliance with applicable Environmental Laws that remains unresolved with no further Liabilities.

(b) Except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company Entities have obtained all of the Environmental Permits required for the construction, modification or operation of their businesses, operations or assets (ii) all such Environmental Permits are in effect, (iii) no appeal nor any other action is pending to revoke any such Environmental Permit and (iv) the Company Entities are and since December 31, 2017, have been in compliance with all terms and conditions of such Environmental Permits.

(c) Except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, there is no Environmental Claim pending or, to the Company’s Knowledge, threatened against the Company Entities or any Person as to which a Company Entity has retained or assumed Liability for such Environmental Claim or provided an indemnity for such Environmental Claim.

(d) None of the Company Entities or any of the real property owned, operated or leased by the Company Entities is subject to an Order pursuant to Environmental Law or with respect to Hazardous Materials that could reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect.

(e) Except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, there has not been any Release of any Hazardous Materials at any of the real properties currently or formerly owned, leased, operated or used by the Company Entities that could reasonably be expected to result in a liability pursuant to Environmental Law.

(f) Except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, none of the Company Entities has contractually agreed to assume from and other Person, or indemnify any other Person for, any liabilities arising pursuant to Environmental Law.

Section 3.12 Title to Assets; Real Property.

(a) Except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, (i) each Company Entity owns good and valid marketable title to, or in the case of leased assets, has valid, binding, enforceable and subsisting leasehold interests in, all assets (including personal property) used in the business of such Company Entity as currently conducted, free and clear of any Lien thereon (except for any Permitted Lien), and (ii) each Company Entity’s assets (including Company Real Property), except for obsolescence in the Ordinary Course of Business, are in good condition, repair and operating condition (subject to ordinary wear and tear), have been maintained, repaired and refurbished in the Ordinary Course of Business and are useable or saleable in the Ordinary Course of Business.

(b) Section 3.12(b) of the Company Disclosure Schedule lists the physical address of each parcel of real property owned in fee simple by any Company Entity (together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, collectively, the “Company Owned Real Property”). The applicable Company Entity owns good, valid and marketable fee simple title to each parcel of Company Owned Real Property, free and clear of any Lien thereon (except for any Permitted Lien). The current use of the Company Owned Real Property by the Company Entities does not breach in any material respect any restrictive covenants or easements of records or any unrecorded agreements or encumbrances affecting the Company Owned Real Property.

(c) Section 3.12(c) of the Company Disclosure Schedule lists the physical addresses of each real property leased, subleased, sub-subleased, licensed or otherwise occupied, or used, by a Company Entity (the “Company Leased Real Property” and, together with the Company Owned Real Property, collectively, the “Company Real Property”), for which true, correct and complete copies of any and all material leases, subleases, sub-subleases, licenses, occupancy agreements, purchase options, lease guaranties, and related agreements and documents thereunder, and all material amendments, terminations and modifications thereof (collectively, the “Company Real Property Leases”) have been made available. The applicable Company Entity has a valid, binding and enforceable leasehold interest under each of the Company Real Property Leases, and enjoys possession of the relevant Company Leased Real Property, in each case, free and clear of any Lien thereon (except for any Permitted Lien), and each of the Company Real Property Leases is in full force and effect. No security deposit or portion thereof deposited with respect to such Company Real Property Lease has been applied in respect of a breach or default under such Company Real Property Lease which has not been redeposited in full within the time period provided in such Company Real Property Lease. With respect to any material Company Leased Real Property, (i) any leasehold interest in the Company Leased Real Property is not encumbered by a leasehold mortgage or by any subtenancy or other right to occupy or use any portion of the Company Leased Real Property or the Improvements (as defined below) or personal property thereon, (ii) the Company has not received written notice from any other Person of any default in the performance of any obligations under any of the Company Real Property Leases or from any subtenant with respect to any sublease and (iii) to the Company’s Knowledge, there has been no act or omission or other circumstance that, if uncured, would ripen into a breach or default by the Company or any other Person under the terms of any of the Company Real Property Leases or any sublease to which the Company is a party. As of the date hereof, no party to any material Company Real Property Lease has exercised any termination rights with respect thereto or given any notice to any landlord under any Company Real Property Lease indicating it will not be exercising any extension or renewal options under such Company Real Property Lease.

(d) The Company Real Property constitutes all of the real property used in the businesses of the Company Entities as currently conducted.

(e) Except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, (i) there are currently in effect such insurance policies for the Company Real Property as are customarily maintained with respect to similar properties, (ii) all premiums due on such insurance policies have been paid by the applicable Company Entity, (iii) none of the Company Entities have received any written notice or request from any insurance company requesting the performance of any work or alteration with respect to the Company Real Property or any portion thereof and, to the Company’s Knowledge, no such notice or request has been threatened and (iv) none of the Company Entities has received any written notice from any insurance company concerning, and none of the Company Entities is aware of, any defects or inadequacies in the Company Real Property that, if not corrected, would result in the termination of insurance coverage or increase its cost.

(f) Except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect:

(i) (A) there is no Action pending or, to the Company’s Knowledge, threatened with respect to the appropriation, condemnation or exercise of eminent domain with respect to any Company Real Property, (B) there is no Action pending, initiated by or on behalf of any Company Entity to change or redefine the zoning or land use classification of any Company Real Property, and no Company Entity has received notice thereof, and (C) there are no sales or other dispositions of such Company Real Property or any part thereof in lieu of any such Actions;

(ii) there are no leases, subleases, licenses, occupancy agreements, options, rights of first offer or rights of first refusal to purchase or other agreements or arrangements to which any Company Entity is a party granting to any Person the right to use, occupy or otherwise obtain a real property interest in all or any portion of the Company Real Property or interest therein, no Company Entity has leased or otherwise granted to any Person the right to use or occupy any Company Real Property or any portion thereof and there are no other parties other than a Company Entity occupying the Company Real Property;

(iii) no Company Entity is a party to any agreement or option to purchase or dispose of any real property or interest therein;

(iv) the Company Real Property is in compliance with all applicable Laws related to the business currently being conducted on such Company Real Property and the Company Entities have all certificates of occupancy and Permits of any Governmental Authority necessary for the current use and operation of each parcel of Company Real Property;

(v) none of the Company Entities has vacated or abandoned any of the Company Leased Real Properties nor given notice of its intent to do the same;

(vi) the present use of the land, buildings, structures and improvements on the Company Real Property complies with all applicable Laws, including all applicable zoning Laws and with all registered deeds, restrictions of record, any restrictive covenants or easements of records, any unrecorded agreements or encumbrances affecting or other agreements affecting such Company Real Property, and there is no proposed change therein that would so affect any of the Company Real Property or its use and the Company has no knowledge of any violation thereof;

(vii) there exists no conflict or dispute with any Governmental Authority or any other Person relating to any Company Real Property or the activities thereon;

(viii) all improvements, buildings, structures, fixtures, building systems and equipment included in the Company Real Property (the “Improvements”) have been maintained in the Ordinary Course of Business and are in satisfactory condition and repair in all material respects;

(ix) no damage or destruction has occurred with respect to any of the Company Real Property that would not be covered by an enforceable insurance policy;

(x) each Company Entity is in compliance with all Liens affecting the Company Real Property, and no Company Entity has received any written notice alleging any default under any of such Liens and there has not occurred any event that with the lapse of time or the giving of notice, or both, would constitute such a default under any such Liens;

(xi) except as provided by the Company Real Property Leases, and other than the right of Parent pursuant to this Agreement, there are no outstanding Contracts, commitments, options, rights of reverter, rights of first offer or rights of first refusal (A) to which any Company Entity is a party or (B) to which any landlord or sub-landlord, as applicable, is a party, in each case, granted to third parties to purchase or lease any Company Real Property, or any portion thereof or interest therein and the consummation of the transactions contemplated by this Agreement will not give rise to any third parties having the right to acquire or ground lease any of the Company Owned Real Property;

(xii) all Company Real Property and Improvements, and all components thereof, are in satisfactory condition and repair; and

(xiii) there are no current construction or capital improvement projects on or with respect to any Company Real Property or Improvements.

Section 3.13 Taxes. Except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect:

(a) each Company Entity has timely filed all Tax Returns required to be filed (taking into account any extensions of time within which to file such Tax Returns), and all such Tax Returns are true, complete and correct;

(b) each Company Entity has timely paid to the proper Governmental Authority all Taxes, whether or not shown to be due on any Tax Return, required to be paid by it, except for Taxes being contested in good faith for which an adequate reserve has been established in the Company SEC Financial Statements in accordance with GAAP;

(c) the Company Entities have (i) timely withheld, collected and paid all amounts required to have been withheld, collected and paid with respect to any amounts paid or owing to, or received from, any employee, creditor, independent contractor, stockholder, customer or other third party and (ii) otherwise complied with all applicable Laws relating to the payment, withholding, collection and remittance of Taxes (including information reporting requirements);

(d) there is no (i) claim, litigation, audit, examination or investigation or other proceeding pending or threatened in writing with respect to any Taxes or Tax Returns of any Company Entity or (ii) deficiency for Taxes that has been assessed by any Governmental Authority against any Company Entity with respect to any completed and settled examination or concluded litigation (and that has not been fully satisfied by payment);

(e) no Company Entity has granted any extension or waiver of the limitation period applicable to the assessment or collection of any Tax, which waiver or extension has not since expired, and no request for such an extension or waiver is currently pending;

(f) there are no Liens for Taxes upon any property or assets of the Company Entities, except for Permitted Liens;

(g) no Company Entity (i) is or has been a member of an affiliated, consolidated, combined, unitary or similar group for purposes of filing Tax Returns or paying Taxes (except for a group the common parent of which is the Company or a Subsidiary of the Company), (ii) is party to any Tax sharing, Tax allocation or Tax indemnity agreement or similar contract or arrangement (except for customary Tax indemnification provisions in commercial agreements or arrangements, in each case not primarily related to Taxes, or any agreement solely between or among the Company Entities) or (iii) has any Liability for Taxes of any Person (except for the Company Entities) arising from the application of Treasury Regulations Section 1.1502-6 (or any analogous provision of state, local or non-U.S. Law) or as a transferee or successor;

(h) no Company Entity has been a party to, or participated in, any “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of state, local or non-U.S. Law), other than any “loss transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(5);

(i) in the last two (2) years (or otherwise as part of a plan (within the meaning of Section 355(e) of the Code) that includes the transactions contemplated hereunder), no Company Entity has distributed stock of another Person or has had its stock distributed by another Person in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code;

(j) in the last three (3) years, no claim has been made in writing by any Tax authority in a jurisdiction where the Company or any Company Subsidiary has not filed Tax Returns or paid Taxes of a particular type that the Company or any Company Subsidiary is or may be subject to Tax, or required to file Tax Returns with respect to Taxes, in such jurisdiction, which claim has not been resolved;

(k) no Company Entity is bound by, or party to, with respect to the current or any future taxable period, any closing agreement (within the meaning of Section 7121(a) of the Code (or any similar or analogous provision of state, local or non-U.S. Law)) or other ruling or written agreement with a Tax authority, in each case, with respect to Taxes;

(l) no Company Entity is or will be required to include any amount in income for a taxable year ending after December 31, 2020, as a result of the application of Section 965 of the Code;

(m) all tobacco products (including cigarettes and electronic cigarettes) sold, delivered or distributed by any Company Entity have had any and all stamps required by Law in the jurisdiction in which they were sold, delivered or distributed;

(n) no Company Entity has had a permanent establishment (within the meaning of an applicable Tax treaty) and otherwise has not had an office or fixed place of business in any non-U.S. jurisdiction;

(o) no Company Entity has deferred any Taxes under Section 2302 of the CARES Act, claimed any Tax credit under Section 2301 of the CARES Act or otherwise taken any action to elect or avail itself of any provision of the CARES Act relating to Taxes, other than deferred payroll Taxes for which adequate reserves have been established on the Company SEC Financial Statements;

(p) Equity Securities in the capital of Core-Mark International, Inc. (or options or interests in respect of such Equity Securities) are not, and are not deemed to be, “taxable Canadian property” for purposes of the Income Tax Act (Canada); and

(q) no Company Entity has taken (or failed to take) or agreed to take (or fail to take) any action or knows of any fact or circumstance that would reasonably be likely to prevent, cause a failure of, or impede the Intended Tax Treatment.

Section 3.14 Company Material Contracts.

(a) Except for any Company Material Contract filed as an exhibit to a Company SEC Document filed prior to the date hereof, Section 3.14(a) of the Company Disclosure Schedule lists each Company Material Contract in effect as of the date hereof. As used herein, “Company Material Contract” means any of the following Contracts to which any Company Entity is a party or by which any Company Entity is bound:

(i) any Contract required to be filed by the Company under Item 601(b)(10) of Regulation S-K under the Exchange Act (except for a Company Benefit Plan listed in Section 3.9(a) of the Company Disclosure Schedule);

(ii) any stockholders, investors rights, registration rights or similar agreement or arrangement;

(iii) any Contract that by its express terms (A) limits the ability of, or prohibits or restricts, any Company Entity from engaging or competing in any line of business that is material to the Company Entities, taken as a whole, or in any geographic area in any material respect, (B) upon consummation of the Mergers, would purport to limit the ability of, or prohibits or restricts, Parent or any of its Subsidiaries (except for the Surviving Entity or any of the Company Subsidiaries) from engaging or competing in any line of business or in any geographic area in any material respect or (C) levies a fine, charge or other payment for doing any of the foregoing;

(iv) any Contract forming a partnership, joint venture, profit-sharing or similar arrangement that is material to the Company Entities, taken as a whole;

(v) any Contract that by its express terms prohibits, restricts or limits the payment of dividends or distributions on any Equity Security of any Company Entity, prohibits, restricts or limits the pledging of the Equity Securities of any Company Entity or prohibits, restricts or limits the issuance of guarantees by any Company Entity;

(vi) any Contract pursuant to which any Company Entity has incurred or guaranteed Indebtedness, pledged or granted a Lien on any of its assets or loaned money or otherwise extended credit to any Person (except for any wholly owned Company Subsidiary), in each case, in excess of $1,000,000, except for account receivables and account payables incurred or arising in the Ordinary Course of Business;

(vii) any Contract related to any obligation to purchase, redeem, retire, defease or otherwise acquire for value any Equity Security;

(viii) (A) any Company Real Property Lease, or lease or sublease related to leases of equipment, vehicles or other tangible personal property used or held by any Company Entity, under which any Company Entity would reasonably be expected to make payments in excess of $250,000 during the year ending December 31, 2021 or (B) any Contract related to the design and/or construction of Improvements on or related to Company Real Property, under which any Company Entity would reasonably be expected to make payments in excess of $250,000 during the year ending December 31, 2021;

(ix) any Contract under which any Company Entity (A) is granted any right, title or interest in or to Intellectual Property or IT Assets that is material to the business of the Company Entities, take as a whole, from any third Person (excluding (1) any Contract concerning commercially available shrink-wrap or off-the-shelf Software that has an acquisition price of less than $250,000 in the aggregate for any Company Entity’s use thereof, (2) any Contract for any Open Source Software, (3) any non-disclosure Contract entered into in the Ordinary Course of Business and (4) any Contract with any employee of any Company Entity entered into in the Ordinary Course of Business), (B) transfers, licenses or otherwise grants to any third Person a right, title or interest in or to any material Company Intellectual Property or material Company IT Assets owned or purported to be owned by the Company Entities (excluding (1) any Contract containing any non-exclusive and incidental licenses for purposes of such third Persons providing services to any Company Entity in the Ordinary Course of Business, (2) any Contract containing any non-exclusive end-user rights granted to any Company Entity customers in the Ordinary Course of Business and (3) any non-disclosure Contract entered into in the Ordinary Course of Business) or (C) is restricted from using, registering or asserting any Company Intellectual Property material to the business of the Company Entities, taken as a whole;

(x) any Contract that provides for any standstill, most favored nation provision or equivalent preferential terms, exclusivity or similar obligations to which any Company Entity is subject or a beneficiary thereof, that is material to the Company Entities, taken as a whole;

(xi) any Contract that grants any right of first refusal, right of first offer or similar right related to any material assets or rights of any Company Entity;

(xii) any Contract providing for the acquisition, disposition or similar transaction by any Company Entity of any material assets (including Equity Securities of another Person), whether by merger, sale of stock, sale of assets or otherwise (other than the sale or purchase of inventory or equipment in the Ordinary Course of Business), and under which such Company Entity has material continuing obligations following the date hereof (excluding indemnification obligations under which there are no pending claims);

(xiii) any Contract relating to any hedge, swap, forward, futures, warrant, option or other derivative transaction;

(xiv) any material option, license, franchise or similar Contract;

(xv) any material agency, dealer, sales representative, marketing or other similar Contract;

(xvi) (A) any Government Contract, or series of related Government Contracts, that would reasonably be expected to involve payments to any Company Entity in excess of $5,000,000 during the year ending December 31, 2021 and (B) any Contract with any Governmental Authority (except for any Government Contract);

(xvii) any Contract (A) providing for the employment of, or the performance of services by, any director, employee or individual consultant that requires payment of base salary (or compensation) in excess of $250,000 on an annual basis to any Person or (B) the terms of which obligate or may in the future obligate any Company Entity to make any severance, retention, change in control, termination or similar payment to any current or former employee;

(xviii) any Collective Bargaining Agreement;

(xix) any Contract under which any future Affiliate of a Company Entity has an obligation to indemnify any counterparty thereto;

(xx) any Contract with a Key Supplier or a Key Customer;

(xxi) any Contract providing for the settlement of any Action (A) under which any Company Entity has continuing monetary Liabilities in excess of $1,000,000 or (B) which imposes, individually or in the aggregate, any material restrictions on the business of any Company Entity; and

(xxii) any Contract (except for any Contract subject to another subsection of this Section 3.14(a)) that would reasonably be expected to result in payment to or from any Company Entity in excess of $40,000,000 during the year ending December 31, 2021.

(b) Except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect:

(i) each Company Material Contract is in full force and effect and is valid and binding on each Company Entity party thereto and, to the Company’s Knowledge, each other party thereto, in each case, except as limited by the Bankruptcy and Equitable Exceptions;

(ii) no Company Entity is in breach or default under any Company Material Contract and no event has occurred that, with or without notice or lapse of time, or both, would be a breach or a default under any Company Material Contract;

(iii) since December 31, 2017, no Company Entity has received written notice of any actual or alleged breach by any Company Entity of any Company Material Contract;

(iv) no Company Entity has received any written notice of the intention of any party to a Company Material Contract to cancel, terminate, materially change the scope of rights under or fail to renew any Company Material Contract; and

(v) no party to any Company Material Contract has provided written notice to any Company Entity requesting any indemnification or defense under such Company Material Contract.

(c) Prior to the date hereof, the Company has made available to Parent complete and correct copies of all of the Company Material Contracts.

Section 3.15 Intellectual Property; Software.

(a) Except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, a Company Entity is the sole and exclusive owner of all Company Registered Intellectual Property and all other Company Intellectual Property (including the Intellectual Property created by employees within the scope of their employment by the Company Entities), free and clear of any Lien thereon (except for any Permitted Lien). Except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, all (i) Company Registered Intellectual Property is subsisting and (ii) issuances and registrations included in the Company Registered Intellectual Property are valid and enforceable.

(b) Except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, a Company Entity owns, licenses or otherwise has, and since December 31, 2017, has owned, licensed or otherwise had, the right to use all Intellectual Property used in, or held for use for, the operation of the Company Entities’ businesses.

(c) Except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect:

(i) (A) the operation of the Company Entities’ respective businesses, as currently conducted and as conducted since December 31, 2017, is not infringing, misappropriating or otherwise violating, and has not infringed, misappropriated or otherwise violated, (1) any Patents or Marks of any other Person or (2) any other Intellectual Property of any other Person; and (B) since December 31, 2017, there has been no Action instituted or threatened in writing against any Company Entity alleging infringement, misappropriation or other violation of any Intellectual Property of another Person or challenging the ownership, validity or enforceability of any Company Intellectual Property;

(ii) (A) no Person is infringing, misappropriating or otherwise violating any Company Intellectual Property and (B) since December 31, 2017, no Company Entity has instituted or threatened in writing any Actions against any Person alleging any infringement, misappropriation or other violation of any such Company Intellectual Property;

(iii) each Company Entity takes and has taken commercially reasonable actions to protect the confidentiality of (A) trade secrets and other confidential information included in the Company Intellectual Property and (B) confidential information of other Persons possessed by any Company Entity with respect to which such Company Entity has a confidentiality obligation;

(iv) (A) each Company Entity takes and has taken commercially reasonable actions to maintain the operation of Company Software and Company IT Assets, including by implementing reasonable disaster recovery incident response plans with respect to such Company IT Assets, and (B) since December 31, 2017, there has been no failure in, or disruptions of, any Company Software or any Company IT Assets that has not been fully remedied; and

(v) (A) the Company IT Assets are sufficient for the conduct of the businesses of the Company Entities, taken as a whole, as currently conducted, (B) no Software that is distributed as “open source software” or under a similar licensing or distribution model, including, but not limited to, the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL) or GNU Affero General Public License (AGPL) (collectively, “Open Source Software”) has been incorporated into, linked to or distributed with any Company Software owned or purported to be owned by the Company Entities by or on behalf of any Company Entity in a manner that would (1) either currently or upon its distribution, require such Company Software (in whole or in part) to be licensed, sold or disclosed in source code form, (2) grant the right to make modifications or derivative works of such Company Software (in whole or in part), (3) impose a requirement or condition that such Company Software be redistributable at no charge or (4) render such Company Software subject to any other limitation, restriction or condition on the right or ability of any Company Entity to use or distribute such Company Software or any Software or source code used or integrated therewith and (C) the Company Software owned or purported to be owned by the Company Entities does not contain any device or feature that disrupts, disables, or otherwise impairs the functioning of any such Company Software or any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device” or other code or routines that permit unauthorized access, use, disablement or erasure of such Company Software, Company IT Assets or information or other data (or all parts thereof) or other Software or information technology assets of duly authorized users of such Company Software.

(d) Except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, no source code for any Company Software owned or purported to be owned by the Company Entities (i) has been provided, licensed or made available to any customer, business partner, escrow agent or other Person except to employees and third-party Software developers of a Company Entity solely for use, modification, creation of derivative works and/or disclosure in connection with their employment or engagement with such Company Entity, or (ii) is subject to any duty or obligation (whether present, contingent, or otherwise) of any Company Entity to deliver, license, or make available any such source code to any customer, business partner, escrow agent or other Person.

Section 3.16 Data Protection and Privacy.

(a) Except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect:

(i) each Company Entity maintains, and since December 31, 2017, has adopted, implemented and maintained a data privacy and security compliance program that complies with all applicable Privacy/Cybersecurity Requirements, that is designed to protect Company IT Assets and Personal Information against threats and hazards to their security and the unauthorized use or disclosure thereof, and that includes commercially reasonable plans, policies, procedures and administrative, technical and physical safeguards designed to protect such Company IT Assets, Personal Information and other data;

(ii) the Company Entities are, and since December 31, 2017, have been, in compliance with all Privacy/Cybersecurity Requirements;

(iii) since December 31, 2017, (A) no Person has (1) gained unauthorized access, including any such access reportable to a Governmental Authority under applicable Law, to any Personal Information transmitted to or from, processed by or stored on any Company IT Assets or otherwise possessed or controlled by or for the Company Entities, or (2) used, accessed or disclosed any such Personal Information or Company IT Assets for any illegal or unauthorized purpose and (B) no Company Entity has received any written notice of any claims from, and there have been no Actions instituted or threatened (including any investigation) by, any Governmental Authority or any other Person alleging any violation, breach or compromise of any Personal Information, or any violation or breach of any Privacy/Cybersecurity Requirements;

(iv) without limiting the foregoing in this Section 3.16, since December 31, 2017, (A) no breach, unauthorized access or other noncompliance related to Privacy/Cybersecurity Requirements has occurred related to any Personal Information that is created, retained, collected, used, disclosed, stored, transmitted, received or otherwise processed by a Company Entity, (B) no information security or privacy breach event has occurred that has resulted in, or would require, notification by or on behalf of a Company Entity to any Governmental Authority or other Person under any Privacy/Cybersecurity Requirements, and (C) no Company Entity is or has been in violation, breach or default of any Contracts with respect to the creation, collection, obtaining, tracking, retention, storage, processing, use, sharing, disclosure, transmission, security, confidentiality and/or protection of Company IT Assets or Personal Information; and

(v) since December 31, 2017, the Company Entities have not provided or authorized access or rights to any Personal Information collected, generated or otherwise possessed by or for the Company Entities to any Persons for use outside the Ordinary Course of Business.

(b) Except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, (i) the consummation of the transactions contemplated hereby shall not cause the Company Entities to be in breach or other violation of any Privacy/Cybersecurity Requirements and (ii) the Company is not subject to any Privacy/Cybersecurity Requirements that, after the Closing, would prohibit the Company Entities from receiving and/or using any Personal Information in substantially the same manner as prior to the Closing.

Section 3.17 Insurance.

(a) Except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect:

(i) all Company Policies are in full force and effect and no Company Entity is in breach of or default under any Company Policy and no event has occurred that, with or without notice or lapse of time, or both, would be a breach of or a default under any Company Policy;

(ii) since December 31, 2017, each Company Entity has been continuously insured with recognized insurers or has self-insured in such amounts and related to such risks and losses as are required by applicable Law and any Company Material Contract and as are customary for companies in the United States conducting the businesses conducted by such Company Entity;

(iii) since December 31, 2017, no Company Entity has received any written communication notifying it of any (A) cancellation or invalidation of any Company Policy, (B) denial of any coverage or rejection of any claim under any Company Policy or (C) adjustment in the amount of the premiums payable under any Company Policy; and

(iv) there is no Action pending by any Company Entity against any insurance carrier under any Company Policy.

(b) As used herein, “Company Policy” means any insurance policy naming any Company Entity or any director, officer or employee thereof as an insured or beneficiary or as a loss payable payee for which any Company Entity is obligated to pay all or part of the premiums as of the date hereof.

Section 3.18 Key Suppliers and Key Customers. Section 3.18 of the Company Disclosure Schedule lists (a) the twenty-five (25) largest suppliers and vendors (including independent contractors) of the Company Entities, taken as a whole, measured by amounts paid by the Company Entities, taken as a whole, during the fiscal year ending December 31, 2020 (each, a “Key Supplier”) and (b) the twenty-five (25) largest customers of the Company Entities, taken as a whole, measured by annual sales to such customers by the Company Entities, taken as a whole, during the fiscal year ending December 31, 2020 (each, a “Key Customer”). As of the date hereof, no Key Supplier or Key Customer has notified any Company Entity or any of its Representatives that it intends to terminate its business relationship with any Company Entity.

Section 3.19 Product Regulation and Safety.

(a) Except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, since December 31, 2017, the Company Entities have complied and are in compliance with (i) all applicable Laws related to the marketing, distribution, storage and sale of their respective Products, including the Federal Food, Drug, and Cosmetic Act and all applicable Laws enforced by the U.S. Food and Drug Administration (the “FDA”), the U.S. Department of Agriculture (the “USDA”), the Alcohol and Tobacco Tax and Trade Bureau, the FTC or any state, local or foreign Governmental Authority responsible for regulating food products, agricultural products, tobacco products (including cigarettes and electronic cigarettes), CBD Products or alcoholic beverages (collectively, the “FTB Authorities”), and (ii) all terms and conditions imposed under any Permits granted to the Company Entities by any FTB Authority, including, in each case, with respect to any jurisdiction in which the Products are marketed, distributed, stored or sold, any applicable sanitation requirements and advertising requirements, recordkeeping or reporting requirements, monitoring requirements, packaging (including co-packing and re-packing) requirements, storage and warehousing procedures and requirements, transportation and shipping requirements and shelf-life requirements.

(b) Except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, since December 31, 2017, none of (i) the Company Entities or the facilities in which the Products are stored by any Company Entity or (ii) with respect to the Products, any Product, the facilities in which the Products are manufactured, processed or packaged, or the Persons that manufacture, process, package or supply ingredients and packaging materials for or distribute the Products, has received (in the case of any Company Entity) or is subject to (in the case of any Company Entity, Product or facility), (A) any warning (whether currently open or closed) or adverse correspondence or notice from any FTB Authority or (B) any import detention, investigation, suspension or withdrawal of inspection or registration, penalty assessment or other compliance or enforcement Action by any FTB Authority.

(c) Except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, (i) since December 31, 2017, (A) no Company Entity or (B) with respect to the Products, no Person that manufactures, processes, packages, supplies ingredients for or distributes the Products, has voluntarily or involuntarily initiated, conducted or issued, or caused to be initiated, conducted or issued, any recall, field alert, field correction, market withdrawal or replacement, safety alert, or other notice or action relating to an alleged lack of safety or regulatory compliance of any Product, and (ii) the Company is not aware of any facts which are reasonably likely to cause (A) any recall, market withdrawal or replacement of any Product sold or intended to be sold by any Company Entity or (B) as a result of regulatory action (1) a change in the labeling of any such Products or (2) a termination or suspension of the marketing of such Products.

Section 3.20 Broker’s Fees. Except for Barclays Capital Inc. (the “Company Financial Advisor”), the fees and expenses of which shall be paid by the Company under the Company’s engagement letter therewith, no Company Entity or any of its Affiliates, officers or directors has engaged or otherwise agreed to compensate any financial advisor, broker or finder or incurred any Liability for any financial advisory fee, broker’s fees, commissions or finder’s fees in connection with any transaction contemplated hereby. On or prior to the date hereof, the Company has made available to Parent the Company’s financial arrangements with the Company Financial Advisor.

Section 3.21 Opinion of Company Financial Advisor. The Company Board has received the opinion of the Company Financial Advisor that, as of the date of such opinion and subject to the assumptions and limitations therein, the Merger Consideration to be paid to the holders of Converted Shares pursuant hereto is fair, from a financial point of view, to such holders and, as of the date hereof, such opinion has not been modified or withdrawn.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF

PARENT AND MERGER SUBS

Except as disclosed in (x) the Parent SEC Documents filed prior to the date hereof (excluding, in each case, any risk factor disclosure that is contained solely in any “Risk Factors” section of any such Parent SEC Document or any disclosure in any “qualitative and quantitative disclosure about market risk” section, any “forward-looking statements” or similar disclaimer or any other disclosure included in any such Parent SEC Document that is predictive or forward-looking in nature) or (y) subject to Section 8.14(k), the Parent Disclosure Schedule, Parent and Merger Subs represent and warrant to the Company as follows:

Section 4.1 Organization and Corporate Power.

(a) Each of Parent and Merger Sub I is a corporation duly incorporated, validly existing and in good standing in accordance with the Laws of the State of Delaware. Merger Sub II is a limited liability company, validly existing and in good standing in accordance with the Laws of the State of Delaware. Each of Parent and each Merger Sub has the requisite entity power and authority to own or lease, as applicable, and operate its assets and to carry on its businesses as currently conducted. Except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect and would not reasonably be expected, individually or in the aggregate, to prevent, materially delay or materially impede Parent’s and Merger Subs’ ability to consummate the First Merger or any of the other transactions contemplated hereby, each of Parent and each Merger Sub is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its assets makes such qualification or licensing necessary.

(b) Prior to the date hereof, Parent’s Constituent Documents that are in effect on the date hereof are available on the SEC’s Electronic Data Gathering, Analysis and Retrieval (EDGAR) database. Parent’s Constituent Documents are in full force and effect, and Parent is not in violation, in any material respect, of any of its Constituent Documents.

(c) Each Parent Subsidiary is a corporation duly incorporated or a limited liability company, partnership or other entity duly organized or formed and is validly existing and in good standing in accordance with the Laws of the jurisdiction of its incorporation, formation or organization, as the case may be, and has the requisite corporate or other entity power and authority, as the case may be, to own, lease and operate its assets and to carry on its businesses as currently conducted, except where the failure to be so duly incorporated, duly organized or formed, validly existing or in good standing as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, a Parent

Material Adverse Effect. Except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect, each Parent Subsidiary is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its assets makes such qualification or licensing necessary.

(d) Each material Parent Subsidiary’s Constituent Documents are in full force and effect, and no material Parent Subsidiary is in violation, in any material respect, of any of its Constituent Documents.

Section 4.2 Parent and Merger Subs Capitalization; Operations of Merger Subs.

(a) The authorized capital stock of Parent is (i) 1,000,000,000 shares of Parent Common Stock and (ii) 100,000,000 shares of preferred stock, par value $0.01 per share (the “Parent Preferred Stock”). The authorized capital stock of Merger Sub I consists of 1,000 shares of common stock, par value $0.01 per share, and the authorized capital stock of Merger Sub II consists of limited liability company interests. Parent owns all of the issued and outstanding shares of common stock, par value $0.01 per share, of Merger Sub I, free and clear of any Lien thereon, and Parent owns all of the issued and outstanding limited liability company interests of Merger Sub II, free and clear of any Lien thereon.

(b) As of the close of business on the Capitalization Date, there were (i) 133,805,843 shares of Parent Common Stock issued and outstanding, (ii) no shares of Parent Preferred Stock issued or outstanding, (iii) no shares of Parent Common Stock owned by Parent as treasury stock and (iv) 4,841,507 shares of Parent Common Stock reserved for issuance under outstanding awards and rights under the Parent Equity Plan. Since the Capitalization Date through the date hereof, Parent has not issued or granted any Parent Equity Awards, and Parent has not issued any shares of Parent Common Stock, except in satisfaction of the vesting or exercise of (in each case, under their respective terms) any Parent Equity Awards, in each case, that were outstanding as of the close of business on the Capitalization Date (such shares of Parent Common Stock, together with the outstanding Equity Securities of Parent described by the foregoing clauses (i)–(iv), the “Outstanding Parent Equity Securities”). All of the issued and outstanding shares of Parent Common Stock have been duly authorized and validly issued and are fully paid, non-assessable and free of preemptive or other antidilutive rights. Except for the Outstanding Parent Equity Securities, as of the Capitalization Date, no Equity Securities of Parent are issued, reserved for issuance or outstanding. As of the date hereof, there are no accrued or declared, and unpaid, dividends or dividend equivalents on any Equity Securities of Parent.

(c) Except for acquisitions, or deemed acquisitions, of Parent Common Stock or other Equity Securities of Parent in connection with (i) required Tax withholding in connection with the vesting of Parent Equity Awards and (ii) forfeitures of Parent Equity Awards, no Parent Entity has any obligation to repurchase, redeem or otherwise acquire any Equity Securities of any Parent Entity.

(d) There is no Indebtedness of any Parent Entity providing any holder thereof with the right to vote (or convertible into, or exchangeable for, Equity Securities providing the holder thereof with the right to vote) on any matters on which any holder of Equity Securities of any Parent Entity may vote. There are no stockholder agreements, voting trusts or other Contracts to which any Parent Entity is a party related to the voting, registration or disposition of, or that restrict the transfer of, any Equity Securities of any Parent Entity.

(e) Since its date of incorporation or formation, as applicable, neither Merger Sub has carried on any business or conducted any operations except in connection herewith and with the transactions contemplated hereby.

Section 4.3 Authority; Execution and Delivery; Enforceability; State Takeover Statutes.

(a) Each of Parent and each Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform or comply with its covenants and agreements hereunder and, subject to Parent’s adoption hereof, in its capacity as the sole stockholder of Merger Sub I and sole member of Merger Sub II, to consummate the transactions contemplated hereby. Each of Parent’s and each Merger Sub’s execution and delivery hereof, performance of and compliance with its covenants and agreements hereunder and consummation of the transactions contemplated hereby have been duly authorized by all necessary entity action on the part of Parent and each Merger Sub. Each of Parent and each Merger Sub has duly executed and delivered this Agreement and, assuming the Company’s respective due authorization, execution and delivery hereof, this Agreement is Parent’s and Merger Subs’ respective legal, valid and binding obligation, enforceable against them in accordance with the terms hereof, except as limited by the Bankruptcy and Equitable Exceptions. Neither Parent nor any of its “affiliates” or “associates” (as defined in Section 203 of the DGCL) is, or at any time during the three (3) years prior to and including the date hereof has been, an “interested stockholder” (as defined in Section 203 of the

DGCL) of the Company. No restrictions on business combinations in any Takeover Laws are applicable to the Mergers or the other transactions contemplated hereby.

(b) At a meeting duly called and held, the Parent Board unanimously adopted resolutions approving and declaring advisable this Agreement and the consummation of the Mergers, the Parent Stock Issuance and the other transactions contemplated hereby. At a meeting duly called and held, the board of directors of Merger Sub I unanimously adopted resolutions (i) approving and declaring advisable this Agreement and the consummation of the Mergers and the other transactions contemplated hereby, (ii) determining that the terms hereof, the Mergers and the other transactions contemplated hereby are fair to, and in the best interests of, Merger Sub I and Parent (in its capacity as sole stockholder of Merger Sub I), (iii) directing that this Agreement be submitted to Parent (in its capacity as sole stockholder of Merger Sub I) for adoption and (iv) recommended that Parent (in its capacity as sole stockholder of Merger Sub I) adopt this Agreement. Parent, as the sole member of Merger Sub II, has approved and adopted this Agreement and the transactions contemplated hereby, including the Second Merger. Effective immediately following the execution and delivery hereof, Parent, as the sole stockholder of Merger Sub I has adopted this Agreement and approved the transactions contemplated hereby, including the Mergers.

(c) The approval of Parent, as the sole stockholder of Merger Sub I is the only approval of holders of any shares of any Equity Securities of Merger Sub I necessary to adopt this Agreement and approve the Mergers or the other transactions contemplated hereby. The approval of Parent, as the sole member of Merger Sub II, is the only approval of holders of any limited liability company interests of Merger Sub II necessary to adopt this Agreement and approve the Mergers or the other transactions contemplated hereby.

Section 4.4 Consents and Approvals; No Conflicts.

(a) Each of Parent’s and each Merger Sub’s execution and delivery hereof does not, each of Parent’s and each Merger Sub’s performance of its covenants and agreements hereunder shall not, and the consummation of the transactions contemplated hereby shall not, (i) conflict with or violate the Constituent Documents of any Parent Entity, (ii) subject to making the Filings and obtaining the Consents contemplated by Section 4.4(b), obtaining the Company Stockholder Approval and Parent’s adoption hereof, in its capacity as the sole stockholder of each Merger Sub, violate any applicable Law or (iii) breach, result in the loss of any benefit under, be a default (or an event that, with or without notice or lapse of time, or both, would be a default) under, result in the termination, cancellation or amendment of or a right of termination, cancellation or amendment under, accelerate the performance required by, or result in the creation of any Lien on any of the respective properties or assets of a Parent Entity under, any Contract to which any Parent Entity is a party or by which any asset of a Parent Entity is bound or affected, except, in the case of the foregoing clauses (ii) and (iii), would not reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect and would not reasonably be expected, individually or in the aggregate, to prevent, materially delay or materially impede Parent’s and Merger Subs’ ability to consummate the First Merger or any of the other transactions contemplated hereby.

(b) Each of Parent’s and each Merger Sub’s execution and delivery hereof does not, each of Parent’s and Merger Subs’ performance of its covenants and agreements hereunder shall not, and the consummation of the transactions contemplated hereby shall not, require any Parent Entity to make Filing with or to, or to obtain any Consent of, any Governmental Authority, except for the following:

(i) the filing with the SEC of the Form S-4;

(ii) the filing of the First Certificate of Merger and the Second Certificate of Merger with the Secretary of State of the State of Delaware;

(iii) Filings required by the Exchange Act, the Securities Act and the rules and regulations of NYSE;

(iv) the HSR Clearance and Filings required by the HSR Act for the transactions contemplated hereby;

(v) the Specified Filings and the Specified Consents; and

(vi) any other Filing with or to, or other Consent of, any Governmental Authority, the failure of which to make or obtain would not reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect and would not reasonably be expected, individually or in the aggregate, to prevent, materially delay or materially impede Parent’s and Merger Subs’ ability to consummate the First Merger or any of the other transactions contemplated hereby.

Section 4.5 SEC Documents; Financial Statements; Undisclosed Liabilities.

(a) Parent has filed with or furnished to the SEC all reports, schedules, forms, statements, registration statements, prospectuses and other documents (including all exhibits and financial statements required to be filed or furnished therewith and any other document or information required to be incorporated therein) required by the Securities Act or the Exchange Act to be filed or furnished by Parent with the SEC since December 31, 2017 (together with any documents filed with or furnished to the SEC during such period by Parent to the SEC on a voluntary basis and excluding the Form S-4, the “Parent SEC Documents”). As of its respective date or, if amended, as of the date of the last such amendment, each Parent SEC Document complied when filed or furnished (or, if applicable, when amended) in all material respects with the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and none of the Parent SEC Documents when filed or furnished (or, in the case of a registration statement filed under the Securities Act, at the time it was declared effective or subsequently amended) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. No Parent Subsidiary is, or has at any time since December 31, 2017, been, subject to the periodic reporting requirements of the Exchange Act or is or has been otherwise required to file any report, schedule, form, statement, registration statement, prospectus or other document with the SEC.

(b) The consolidated financial statements of Parent included in the Parent SEC Documents (including, in each case, any notes or schedules thereto) and all related compilations, reviews and other reports issued by Parent’s accountants with respect thereto (the “Parent SEC Financial Statements”) (i) have been prepared from the books and records of the Parent Entities, which have been maintained in accordance with GAAP, (ii) were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and except, in the case of the unaudited interim financial statements, as may be permitted by Form 10-Q and Regulation S-X under the Securities Act, and except that unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments) and (iii) present fairly, in all material respects, the Parent Entities’ consolidated financial position as at the respective dates thereof and the Parent Entities’ consolidated results of operations and, where included, consolidated stockholders’ equity and consolidated cash flows for the respective periods indicated, in each case, in conformity with GAAP (except as may be indicated in the notes thereto and except, in the case of the unaudited interim financial statements, as may be permitted by Form 10-Q and Regulation S-X under the Securities Act, including normal and recurring year-end adjustments). Except as required by GAAP and disclosed in the Parent SEC Documents, between December 31, 2017 and the date hereof, Parent has not made or adopted any material change in its accounting methods, practices or policies.

(c) Parent is, and since December 31, 2017, has been, in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of NYSE.

(d) Parent has established and maintains a system of internal control over financial reporting (within the meaning of Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that is designed to provide reasonable assurance about the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, including policies and procedures that (i) require the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Parent Entities, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Parent Entities are being made only in accordance with appropriate authorizations of Parent’s management and the Parent Board and (iii) provide reasonable assurance about prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Parent Entities that could have a material effect on the financial statements. Parent has established and maintains a system of disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) designed to ensure that information required to be disclosed by Parent in the Parent SEC Documents is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions about required disclosure and to make the certifications required pursuant to Section 302 and Section 906 of the Sarbanes-Oxley Act. Parent has disclosed to Parent’s outside auditors and the audit committee of the Parent Board (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves Parent’s management or other employees who have a significant role in Parent’s internal control over financial reporting. There are no “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of Parent’s internal controls and procedures that would reasonably be expected to adversely affect Parent’s ability to record, process, summarize and report financial data. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC’s staff related to any Parent SEC Documents, to Parent’s Knowledge none of the Parent SEC Documents is the subject of ongoing SEC review, and there are no formal internal investigations or, to Parent’s Knowledge, any formal or informal SEC inquiries or investigations or other inquiries or investigations by Governmental Authorities that are pending or threatened in writing, in each case under this sentence, related to any accounting practices of any Parent Entity.

(e) Since December 31, 2017, no Parent Entity or, to Parent’s Knowledge, any of their respective Representatives has received any bona fide material complaint, allegation, assertion or claim, whether written or oral, related to the accounting or auditing practices, procedures, methodologies or methods of any Parent Entity or their respective internal accounting controls, including any bona fide material complaint, allegation, assertion or claim that any Parent Entity has engaged in questionable accounting or auditing practices.

(f) No Parent Entity is a party to any Contract, arrangement or transaction with (i) any Affiliate (except for any Parent Entity), including any director or officer, of any Parent Entity, or (ii) any Affiliate of, or any “associate” or any member of the “immediate family” (as such terms are defined in Rules 12b-2 and 16a-1 under the Exchange Act) of, any such Affiliate, in each case, that is required to be disclosed by Parent under Item 404 of Regulation S-K under the Exchange Act.

(g) No Parent Entity has any Liabilities, except (i) as reflected or specifically reserved against in the most recent audited balance sheet included in the Parent SEC Financial Statements, (ii) for any Liability (except for any Liability for any breach of Contract or breach of warranty, tort or violation of Law or related to any Action or that is an environmental Liability or clean-up obligation) incurred in the Ordinary Course of Business since the date of the most recent audited balance sheet included in the Parent SEC Financial Statements or (iii) for any Liability that is not and would not reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect. No Parent Entity is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or arrangement (including any Contract or arrangement related to any transaction or relationship between or among any Parent Entity, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any material “off balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), in each case, that is required to be disclosed pursuant to Item 303(a) of Regulation S-K under the Exchange Act.

Section 4.6 Absence of Certain Changes or Events. Since December 31, 2020, through the date hereof, (a) except for Parent’s negotiation of, and entry into, this Agreement and the consummation of the transactions contemplated hereby, the Parent Entities have conducted their businesses in the Ordinary Course of Business in all material respects, and (b) neither a Parent Material Adverse Effect nor any event, change, effect, development, state of facts, condition, circumstance or occurrence that would not reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect has occurred.

Section 4.7 Actions. Except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect, (a) there are no, and since December 31, 2017, have been no, Actions pending or, to Parent’s Knowledge, threatened against any Parent Entity or any officer or director thereof in his or her capacity as such, and (b) none of the Parent Entities or any of their respective officers or directors in their respective capacity as such are, and since December 31, 2017, have not been, subject to any outstanding Order.

Section 4.8 Compliance with Laws; Permits.

(a) Except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect, (i) each Parent Entity is, and since December 31, 2017, has been, in compliance with all applicable Laws, (ii) since December 31, 2017, no Parent Entity has received any written notice alleging that any Parent Entity has violated any applicable Law that has not been resolved and (iii) no event has occurred which, with or without the giving of notice, lapse of time or both, would constitute a material default or material violation by any Parent Entity under any applicable Law.

(b) Except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect:

(i) each Parent Entity holds, and since December 31, 2017, has held, all Permits necessary for the lawful conduct of its business and the use of its assets as currently conducted, and all such Permits are and have been valid, subsisting and in full force and effect;

(ii) each Parent Entity is, and since December 31, 2017, has been, in compliance with all such Permits, and no event has occurred that, with or without notice or lapse of time or both, would be a default under or violation of any such Permit;

(iii) there are no, and since December 31, 2017, have been no, Actions pending or, to Parent’s Knowledge, threatened that assert any violation of any such Permit or seek the revocation, cancellation, suspension, limitation or adverse modification of any such Permit; and

(iv) no Parent Entity has, since December 31, 2017, received any written notice alleging that any Parent Entity is not in compliance with, or has violated, any such Permit, notifying any Parent Entity of the revocation or withdrawal of any such Permit or imposing any condition, limitation, modification, amendment, cancellation or termination of any such Permit.

(c) Except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect:

(i) (A) the Parent Entities, all of their respective officers, directors, employees and all of the Parent Entities’ respective Representatives acting on behalf of any of the Parent Entities, are, and since December 31, 2015, have been in compliance with all applicable Anti-Money Laundering Laws, International Trade Laws and Sanctions, (B) there are no, and since December 31, 2015, have been no, Actions pending or threatened against (or internal investigations by) any Parent Entity or any officer, director, employee or Representative thereof in his, her or its capacity as such, in each case, related to any Anti-Money Laundering Laws, International Trade Laws or Sanctions, and (C) since December 31, 2015, the Parent Entities have held all Permits or other authorizations required for the export, re-export, transfer or import in accordance with the International Trade Laws and Sanctions;

(ii) none of the Parent Entities or any of their respective officers, directors, employees or Representatives (A) is a Sanctioned Person or otherwise a Person with whom transactions are prohibited under any International Trade Laws or Sanctions, (B) has been organized, operated, or resided in, or had any transactions, business or financial dealings that benefited or involved, directly or indirectly, Burma (Myanmar), Cuba, Iran, North Korea, Sudan, Syria, the Crimea region of Ukraine, or any other country, territory, region or Person subject to Sanctions;

(iii) since December 31, 2015, none of the Parent Entities or any of their respective officers, directors, employees or Representatives has offered or given money or a thing of value to (A) any official or employee of a Governmental Authority, any political party or official thereof or any candidate for political office or (B) any other Person, in each case, while knowing that all or a portion of such money or thing of value will be offered, given or promised, directly or indirectly, to any official or employee of a Governmental Authority, any political party or official thereof or candidate for political office, in each case, in violation of any Anti-Bribery Law; and

(iv) there are no, and since December 31, 2015, have been no, Actions pending or, to Parent’s Knowledge, threatened against (or internal investigations by) any Parent Entity or any officer, director, employee or Representative thereof in his, her or its capacity as such, in each case, related to any Anti-Bribery Laws.

Section 4.9 Sufficient Funds. Parent has (taking into account available capacity under its asset based lending credit facility), and will have at Closing, sufficient funds for (a) the payment of the aggregate cash portion of the Merger Consideration and any other amounts required to be paid under Article II at the Closing, (b) the funding of any required refinancings, repurchases, consents or repayments of any existing Indebtedness of the Company or Parent in connection with the First Merger and (c) the payment of all fees and expenses reasonably expected to be incurred by Parent, Merger Subs and the Surviving Entity in connection with the First Merger.

Section 4.10 Broker’s Fees. Except for BMO Capital Markets Corp., the fees and expenses of which shall be paid by Parent under Parent’s engagement letters therewith, no Parent Entity or any of its Affiliates, officers or directors has engaged or otherwise agreed to compensate any financial advisor, broker or finder or incurred any Liability for any financial advisory fee, broker’s fees, commissions or finder’s fees in connection with any transaction contemplated hereby.

Section 4.11 Environmental Matters.

(a) Except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect, (i) each Parent Entity is and since December 31, 2017, has been in compliance with all applicable Environmental Laws and (ii) none of the Parent Entities has received any written communication, whether from a Governmental Authority, citizens group or other third party, that alleges that any of the Parent Entities are not in compliance with applicable Environmental Laws that remains unresolved with no further Liabilities.

(b) Except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect, (i) the Parent Entities have obtained all of the Environmental Permits required for the construction, modification or operation of their businesses, operations or assets (ii) all such Environmental Permits are in effect, (iii) no appeal nor any other action is pending to revoke any such Environmental Permit and (iv) the Parent Entities are and since December 31, 2017, have been in compliance with all terms and conditions of such Environmental Permits.

(c) Except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect, there is no Environmental Claim pending or, to Parent’s Knowledge, threatened against the Parent Entities or, to Parent’s Knowledge, against any Person as to which a Parent Entity has retained or assumed Liability for such Environmental Claim or provided an indemnity for such Environmental Claim.

(d) None of the Parent Entities or any of the real property owned, operated or leased by the Parent Entities is subject to an Order pursuant to Environmental Law or with respect to Hazardous Materials that could reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect.

(e) Except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect, there has not been any Release of any Hazardous Materials at any of the real properties currently or formerly owned, leased, operated or used by the Parent Entities that could reasonably be expected to result in a liability pursuant to Environmental Law.

(f) Except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect, none of the Parent Entities has contractually agreed to assume from and other Person, or indemnify any other Person for, any liabilities arising pursuant to Environmental Law.

Section 4.12 Taxes. Except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect:

(a) each Parent Entity has timely filed all Tax Returns required to be filed (taking into account any extensions of time within which to file such Tax Returns), and all such Tax Returns are true, complete and correct;

(b) each Parent Entity has timely paid to the proper Governmental Authority all Taxes, whether or not shown to be due on any Tax Return, required to be paid by it, except for Taxes being contested in good faith for which an adequate reserve has been established on the Parent SEC Financial Statements in accordance with GAAP;

(c) there is no (i) claim, litigation, audit, examination, investigation or other proceeding pending or threatened in writing with respect to any Taxes or Tax Returns of any Parent Entity or (ii) deficiency for Taxes that has been assessed by any Governmental Authority against any Parent Entity with respect to any completed and settled examination or concluded litigation (and that has not been fully satisfied by payment);

(d) no Parent Entity has taken (or failed to take) or agreed to take (or fail to take) any action or knows of any fact or circumstance that would reasonably be likely to prevent, cause a failure of, or impede the Intended Tax Treatment; and

(e) for federal income tax purposes, Merger Sub II is and always has been an entity disregarded as separate from its owner pursuant to Treasury Regulations Section 301.7701-3(b)(1)(ii).

Section 4.13 Parent Material Contracts.

(a) Parent has filed as an exhibit to a Parent SEC Document each Contract required to be filed by the Parent under Item 601(b)(10) of Regulation S-K under the Exchange Act (each, a “Parent Material Contract”), excluding, as of the date hereof, this Agreement. Except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect:

(i) each Parent Material Contract is in full force and effect and is valid and binding on each Parent Entity party thereto and, to Parent’s Knowledge, each other party thereto, in each case, except as limited by the Bankruptcy and Equitable Exceptions;

(ii) no Parent Entity is in breach or default under any Parent Material Contract and no event has occurred that, with or without notice or lapse of time, or both, would be a breach or a default under any Parent Material Contract;

(iii) since December 31, 2017, no Parent Entity has received written notice of any actual or alleged breach by any Parent Entity of any Parent Material Contract;

(iv) no Parent Entity has received any written notice of the intention of any party to a Parent Material Contract to cancel, terminate, materially change the scope of rights under or fail to renew any Parent Material Contract; and

(v) no party to any Parent Material Contract has provided written notice to any Parent Entity requesting any indemnification or defense under such Parent Material Contract.

(b) Prior to the date hereof, the Parent has made available to the Company complete and correct copies of all of the Parent Material Contracts.

Section 4.14 Product Regulation and Safety.

(a) Except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect, since December 31, 2017, the Parent Entities have complied and are in compliance with (i) all applicable Laws related to the marketing, distribution, storage and sale of their respective Products, including the FTB Authorities, and (ii) all terms and conditions imposed under any Permits granted to the Parent Entities by any FTB Authority, including, in each case, with respect to any jurisdiction in which the Products are marketed, distributed, stored or sold, any applicable sanitation requirements and advertising requirements, recordkeeping or reporting requirements, monitoring requirements, packaging (including co-packing and re-packing) requirements, storage and warehousing procedures and requirements, transportation and shipping requirements and shelf-life requirements.

(b) Except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect, since December 31, 2017, none of (i) the Parent Entities or the facilities in which the Products are stored by any Parent Entity or (ii) with respect to the Products, any Product, the facilities in which the Products are manufactured, processed or packaged, the Persons that manufacture, process, package or supply ingredients and packaging materials for or distribute the Products, has received (in the case of any Parent Entity) or is subject to (in the case of any Parent Entity, Product or facility), (A) any warning (whether currently open or closed) or adverse correspondence or notice from any FTB Authority or (B) any import detention, investigation, suspension or withdrawal of inspection or registration, penalty assessment or other compliance or enforcement Action by any FTB Authority.

(c) Except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect, (i) since December 31, 2017, (A) no Parent Entity or (B) with respect to the Products, no Person that manufactures, processes, packages, supplies ingredients for or distributes the Products, has voluntarily or involuntarily initiated, conducted or issued, or caused to be initiated, conducted or issued, any recall, field alert, field correction, market withdrawal or replacement, safety alert, or other notice or action relating to an alleged lack of safety or regulatory compliance of any Product, and (ii) the Parent is not aware of any facts which are reasonably likely to cause (A) any recall, market withdrawal or replacement of any Product sold or intended to be sold by any Parent Entity or (B) as a result of regulatory action (1) a change in the labeling of any such Products or (2) a termination or suspension of the marketing of such Products.

ARTICLE V

COVENANTS

Section 5.1 Conduct of Company Business Prior to the First Effective Time.

(a) Except (i) as required hereby or by applicable Law (including any COVID-19 Measure), (ii) as disclosed in Section 5.1(a) of the Company Disclosure Schedule or (iii) as consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), prior to the First Effective Time, the Company shall, and shall cause each Company Subsidiary to, use commercially reasonable efforts to conduct its business in the Ordinary Course of Business in all material respects and, to the extent consistent therewith, use commercially reasonable efforts to (A) preserve intact in all material respects its business organization and goodwill, (B) maintain in effect all material Permits necessary for the continued conduct of its businesses, (C) keep available the services of its executive officers and key employees on reasonable terms and (D) maintain reasonable relationships with its customers, suppliers and any other Person having material business relationships with it and with Governmental Authorities having jurisdiction over its businesses and operations; provided, that no action by any Company Entity to the extent expressly permitted by Section 5.1(b) will be a breach of this Section 5.1(a).

(b) Except (x) as required hereby or by applicable Law (including any COVID-19 Measure), (y) as disclosed in Section 5.1(b) of the Company Disclosure Schedule or (z) as consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), prior to the First Effective Time, the Company shall not, and shall cause each Company Subsidiary not to, directly or indirectly:

(i) amend any of their respective Constituent Documents;

(ii) issue, grant, sell, transfer, lease, license, mortgage, pledge, create or incur any Lien (except for any Permitted Lien) on, or otherwise encumber, any shares of Company Common Stock or any other Equity Securities of any Company Entity, except (A) for shares of Company Common Stock issuable upon the exercise or vesting of Company Equity Awards, to the extent outstanding on the Capitalization Date or granted in accordance with Section 5.1(b)(xi) of the Company Disclosure Schedule and as required hereunder or under the Company Equity Plan or applicable award agreement, (B) any issuance, grant or sale of Equity Securities of a Company Entity to the Company or any wholly owned Company Subsidiary or (C) the issuance of Company Equity Awards set forth in Section 5.1(b)(xi) of the Company Disclosure Schedule;

(iii) enter into any Contract related to the voting of its capital stock;

(iv) redeem, purchase (or re-purchase) or otherwise acquire any shares of Company Common Stock or other Equity Securities of any Company Entity, except for the acquisition of shares of Company Common Stock in order to satisfy any required Tax withholding associated with the vesting or settlement of outstanding Company Equity Awards, or adjust, split, combine, subdivide, consolidate or reclassify any shares of Company Common Stock;

(v) declare, set aside for payment or pay any dividend, or make any other actual, constructive or deemed distribution (whether in cash, stock or other assets or any combination thereof), on any shares of Company Common Stock or other Equity Securities of any Company Entity or otherwise make any payments to any holder of Equity Securities thereof in its capacity as such, except for (A) a regular quarterly dividend on the Company Common Stock in accordance with the Company’s dividend policy and not in excess of $0.13 per share per quarter and (B) dividends and distributions by a direct or indirect wholly owned Company Subsidiary to the Company or another direct or indirect wholly owned Company Subsidiary;

(vi) (A) except for borrowings under the Company’s Existing Credit Facility in the Ordinary Course of Business and not to exceed $750,000,000 in the aggregate, incur or otherwise acquire, or modify in any material respect the terms of, any Indebtedness for borrowed money or assume, guarantee or endorse or otherwise become responsible for any such Indebtedness of any other Person (except for Indebtedness owed to a wholly owned Company Subsidiary), (B) make any loans, advances or capital contributions to, or investments in, any other Person (except for a wholly owned Company Subsidiary or as required by the Company Entities’ respective Constituent Documents), (C) issue or sell any debt securities or calls, options, warrants, or other rights to acquire any debt securities in any Company Entity, enter into any “keep well” or other Contract to maintain any financial statement condition of any other Person (except for a wholly owned Company Subsidiary) or enter into any arrangement (including any capital lease) having the economic effect of the foregoing or (D) redeem, repurchase, prepay, defease or cancel any Indebtedness for borrowed money, other than Indebtedness under the Company’s Existing Credit Facility or in the Ordinary Course of Business;

(vii) sell, assign, transfer, lease, license, mortgage, pledge, create or incur any Lien (except for any Permitted Lien) on, otherwise encumber, allow to lapse or otherwise dispose of, any material asset, including any Company Real Property, license, Intellectual Property, operation, right, product line, business or interest, except for (A) inventory in the Ordinary Course of Business, (B) dispositions of assets no longer used or at the end of its usable life or, with respect to Intellectual Property, grants of non-exclusive licenses in the Ordinary Course of Business, or (C) dispositions solely among the Company Entities;

(viii) (A) merge or consolidate with any Person, (B) acquire any Equity Securities of, or otherwise invest in, any Person (or any business thereof) (except for a wholly owned Company Subsidiary), by purchase of stock, securities or assets, or by merger, consolidation or contributions to capital, from any other Person (except for such transactions among the Company Entities), except for acquisitions of Equity Securities in the Ordinary Course of Business under the Company’s investment portfolio consistent with the Company treasury’s investment policy in effect as of the date hereof, or (C) acquire all or a material portion of the assets of any Person (except for Equity Securities of an entity that is a wholly owned Company Subsidiary as of the date hereof);

(ix) make or authorize any payment of, accrual or commitment for capital expenditures in any calendar year that would exceed $50,000,000 in the aggregate in any calendar year;

(x) (A) other than in the Ordinary Course of Business, enter into, materially modify or terminate any Contract that is or would be (if in effect as of the date hereof) a Company Material Contract, or waive, release or assign any material rights or claims thereunder; provided, however, that in no event shall any Company Entity be permitted to enter into any Contract that would be a Company Material Contract under Sections 3.14(a)(iii), 3.14(a)(iv), 3.14(a)(v), 3.14(a)(x) (solely to the extent the obligations therein are enforceable against a Company Entity), 3.14(a)(xi) or 3.14(a)(xii) or waive, release or assign any material rights or claims thereunder, or (B) enter into, modify, amend, renew or terminate any Contract, or waive, release or assign any material rights or claims thereunder, that if so entered into, modified, amended, terminated, waived, released or assigned would reasonably be expected to (1) prevent or materially delay or impair the ability of the Company Entities to consummate the Mergers and the other transactions contemplated hereby, (2) impair in any material respect any Company Entity’s ability to conduct its business in the Ordinary Course of Business or (3) adversely affect in a material respect the expected benefits of the Mergers;

(xi) except as required by the terms of any Company Benefit Plan in effect on the date hereof, (A) grant any equity or equity-based award or increase the compensation or benefits provided to any Company Service Provider, other than any de minimis increase in compensation or benefits to current Company Service Providers in the Ordinary Course of Business, (B) grant or provide any severance or termination payments or benefits to any Company Service Provider, except for the payment of severance amounts, or benefits in the Ordinary Course of Business pursuant to the terms of a Company Benefit Plan, (C) accelerate the time of payment or vesting of, or the lapsing of restrictions related to, or fund or otherwise secure the payment of, any compensation or benefits (including any equity or equity-based awards) to any Company Service Provider, except for accelerating the time of payment or vesting of cash-based compensation or benefits in the Ordinary Course of Business, (D) establish, adopt, enter into, terminate or amend any material Company Benefit Plan or establish, adopt or enter into any plan, agreement, program, policy, trust, fund or other arrangement that would be a material Company Benefit Plan if it were in existence as of the date hereof (it being agreed that any Company Benefit Plan providing for severance, change in control, retention, or similar entitlements is a material Company Benefit Plan), (E) hire or engage any Person to be a Company Service Provider, except for (1) replacing any Person below the level of Senior Vice President who leaves the Company following the date hereof or (2) hiring or engaging employees with annual base pay or fees not in excess of $250,000, in each case, in the Ordinary Course of Business, (F) terminate (except for cause) the employment or engagement of any Company Service Provider with annual base pay or fees in excess of $250,000;

(xii) recognize or certify any labor union or group of employees of any Company Entity as the bargaining representative for any employees of any Company Entity;

(xiii) except in connection with any reasonably implemented COVID-19 Measures, implement or announce any employee layoffs, plant closings, reductions in force, furloughs, temporary layoffs, salary or wage reductions, work schedule changes or other such actions that would trigger notice obligations under the WARN Act or any similar applicable state Law;

(xiv) expressly waive or otherwise materially amend any restrictive covenant obligations of any Company Service Provider (provided, that any alleged failure to pursue legal action to enforce a Company Service Provider’s restrictive covenant obligation shall not violate this covenant);

(xv) settle or compromise, or waive any right related to, any Action or other dispute, except for any Action or dispute (except for any Action related to Taxes) involving only monetary relief where the amount paid in settlement or compromise is less than $1,000,000, individually, or $5,000,000, in the aggregate, in excess of the amount, if any, (A) expressly accrued for such Action or dispute by any Company Entity as of the date hereof or (B) of insurance coverage available to the Company or any of its Subsidiaries with respect to such Action or dispute; provided, however, that this Section 5.1(b)(xv) shall not apply to any Company Stockholder Litigation (which is the subject of Section 5.13(a));

(xvi) except as required by GAAP or any Governmental Authority with jurisdiction over the business of the applicable Company Entity, as applicable, make any material change in financial accounting methods, principles or practices used by any Company Entity;

(xvii) authorize or adopt, or publicly propose, a plan or agreement of complete or partial liquidation or dissolution of any Company Entity;

(xviii) except as required by applicable Law, (A) make, change or revoke any material Tax election, (B) file any material amended Tax Return, (C) adopt or change any Tax accounting period for purposes of a material Tax or material method of Tax accounting, (D) settle or compromise any material Action related to Taxes, in excess of the amount of accrued reserves on the Company SEC Financial Statements related to such matter, (E) consent to any extension or waiver of any limitation period related to any claim or assessment for Taxes outside the Ordinary Course of Business, (F) surrender any right to claim a refund of material Taxes, (G) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) with respect to a material amount of Tax, (H) request any material ruling from any Governmental Authority with respect to Taxes, or (I) file any material Tax Return in a manner, or reflecting a position, materially inconsistent with past practice; or

(xix) agree, resolve, authorize or commit to take any action prohibited by this Section 5.1.

(c) Without limiting Section 5.1(a) or Section 5.1(b), nothing in this Section 5.1 shall give Parent the right to control or direct the operations of any Company Entity prior to the First Effective Time.

Section 5.2 Parent Conduct of Business Prior to the First Effective Time.

(a) Except (i) as required hereby or by applicable Law (including any COVID-19 Measure), (ii) as disclosed in Section 5.2 of the Parent Disclosure Schedule or (iii) as consented to in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned), prior to the First Effective Time, Parent shall, and shall cause each Parent Subsidiary to, use commercially reasonable efforts to conduct its business in the Ordinary Course of Business in all material respects and to (A) preserve intact its business organization and goodwill, (B) maintain in effect all material Permits held thereby, (C) preserve reasonable relationships with customers, suppliers and any other Person having material business relationships with Parent or the Company and with Governmental Authorities having jurisdiction over the businesses and operations of Parent or the Company and (D) keep available the services of its executive officers and key employees to the Company and its Subsidiaries on reasonable terms; provided, that no action by Parent or any Parent Subsidiary to the extent expressly permitted by Section 5.2(b) will be a breach of this Section 5.2(a).

(b) Except (x) as contemplated or required hereby or by applicable Law (including any COVID-19 Measure), (y) as disclosed in Section 5.2(b) of the Parent Disclosure Schedule or (z) as consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), prior to the First Effective Time, Parent shall not, and shall cause each Parent Subsidiary not to, directly or indirectly:

(i) amend the certificate of incorporation of Parent or any other Constituent Documents of any Parent Entity in a manner adverse to the Company Stockholders;

(ii) split, combine, subdivide, amend the terms of or reclassify any shares of the Parent’s Equity Securities;

(iii) declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock or property) with respect to any shares of Parent’s Equity Securities;

(iv) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, other than transactions between Parent and any direct or indirect wholly owned Parent Subsidiary or between direct or indirect wholly owned Parent Subsidiaries; or

(v) agree, resolve, authorize or commit to take any action prohibited by this Section 5.2.

Section 5.3 Preparation of the Form S-4 and the Proxy Statement; Information Supplied; Stockholders Meetings.

(a) As promptly as reasonably practicable after the date hereof, Parent and the Company shall cooperate in good faith in the preparation of, and shall jointly prepare, the registration statement on Form S-4 to be filed with the SEC by Parent for the registration under the Securities Act of the Parent Stock Issuance, which shall include the proxy statement related to the Company Stockholder Approval (the “Proxy Statement” and, such registration statement together with the Proxy Statement, the “Form S-4”). Each of Parent and the Company shall cause the Form S-4 to comply as to form in all material respects with the Exchange Act, the Securities Act and any other applicable Law. Unless the Company Board has made a Company Change of Recommendation as permitted by Section 5.4(e) or Section 5.4(f), the Proxy Statement shall include the Company Recommendation. Each of Parent and the Company shall provide to the other Party for inclusion in the Form S-4 all information, financial or otherwise, concerning itself (including any acquired entities for which financial statements or other information is required to be included in the Form S-4), its controlled Affiliates and, to the extent reasonably available, its stockholders as reasonably requested by the other Party, including, in the case of the Company, all information concerning itself necessary to enable Parent to prepare the pro forma financial statements and related footnotes required to be included in the Form S-4. Each of Parent and the Company shall cause none of the information supplied or to be supplied by or on behalf of it for inclusion or incorporation by reference in (i) the Form S-4 to, at the time it becomes effective under the Securities Act and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances in which they are made, not misleading and (ii) the Proxy Statement to, at the date it is mailed to the Company Stockholders and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances in which they are made, not misleading; provided, that Parent and the Company shall not have any Liability to each other for any portion of such information to the extent it expressly relates to the other Party, its controlled Affiliates or any of its Representatives.

(b) Parent shall file the Form S-4 in preliminary form with the SEC as promptly as reasonably practicable after the date hereof, and each of Parent and the Company shall use reasonable best efforts to cause such filing to occur no later than thirty (30) days after the date hereof; provided, that prior to filing the Form S-4 in preliminary or final form or filing the Proxy Statement in definitive form, each of Parent and the Company shall provide the other Party with a reasonable opportunity to review and comment on such document and consider in good faith the comments thereon of the other Party. Parent and the Company shall promptly (i) notify the other Party in writing of the receipt of any comments from the SEC related to, or any request from the SEC for amendments or supplements to, the Form S-4 and (ii) provide the other Party with a copy of any substantive correspondence received from the SEC related to the Form S-4. Each of Parent and the Company shall use reasonable best efforts (A) to cooperate in good faith related to, and respond promptly to, any comment from the SEC related to, or any request from the SEC for amendments or supplements to, the Form S-4; provided, that each of Parent and the Company shall provide the other Party with a reasonable opportunity to review and comment on any response to any such SEC comment or request and consider in good faith the comments thereon of the other Party, and (B) to cause the SEC to declare the Form S-4 effective as soon as reasonably practicable after Parent files the Form S-4 in preliminary form with the SEC. Neither Parent nor the Company shall, and Parent and the Company shall cause their respective Representatives not to, agree to participate in any substantive meeting or conference (including by telephone) with the SEC, or any member of the staff thereof, related to the Form S-4 unless it consults with the other Party in advance and, to the extent permitted by the SEC, allows the other Party to participate therein. Parent shall advise the Company of the time that the SEC declares the Form S-4 effective under the Securities Act (such time, the “Form S-4 Effectiveness Time”) or the issuance of any stop order relating thereto or the suspension of the qualification of shares of Parent Common Stock for offering or sale in any jurisdiction, in each case, promptly after Parent’s receipt of notice thereof.

(c) The Company shall (i) duly set a record date in consultation with Parent, which shall be no later than ten (10) days after the Form S-4 Effectiveness Time (the “Company Record Date”), for a meeting of the Company Stockholders for the purpose of seeking the Company Stockholder Approval (the “Company Stockholders Meeting”), (ii) duly call and give notice of the Company Stockholders Meeting, (iii) file the Proxy Statement in definitive form with the SEC, (iv) promptly mail the Proxy Statement to the Company Stockholders entitled to vote at the Company Stockholders Meeting, and (v) duly convene and hold the Company Stockholders Meeting no later than forty-five (45) days after the Company Record Date. Unless otherwise agreed to by Parent and the Company, the only proposals to be voted on at the Company Stockholders Meeting shall be a proposal to adopt this Agreement, a proposal for an advisory vote on certain compensation payable to executive officers of the Company in connection with the First Merger and a proposal to approve the adjournment of the Company Stockholders Meeting, if necessary or appropriate, for the purpose of soliciting additional votes for the adoption hereof. The Company shall not delay convening, or postpone or adjourn, the Company Stockholders Meeting;

provided, however, that the Company may postpone or adjourn the Company Stockholders Meeting (i) after consultation with Parent, (A) due to the absence of a quorum or (B) to solicit additional proxies if, at the time of such postponement or adjournment, the Company has not received proxies representing a sufficient number of shares of Company Common Stock for the Company Stockholder Approval to be received at the Company Stockholders Meeting, whether or not a quorum is present or (ii) after consultation with Parent, to allow reasonable additional time for (A) the filing and mailing of any supplemental or amended disclosure that the Company Board has determined in good faith after consultation with outside legal counsel is required by applicable Law and (B) for such supplemental or amended disclosure to be disseminated and reviewed by the Company Stockholders prior to the Company Stockholders Meeting.

(d) If the Company Board has not made a Company Change of Recommendation as permitted by Section 5.4(e) or Section 5.4(f), the Company shall use reasonable best efforts to solicit from the Company Stockholders entitled to vote on the Company Stockholder Approval proxies in favor of the adoption hereof and to approve any proposal on an advisory vote on certain compensation payable to executive officers of the Company in connection with the First Merger or to approve the adjournment of the Company Stockholders Meeting, if necessary or appropriate, for the purpose of soliciting additional votes for the adoption hereof.

(e) If, at any time prior to the First Effective Time, Parent or the Company discovers any information related to Parent or the Company or any of their respective Affiliates that should be disclosed in an amendment or supplement to the Form S-4 or the Proxy Statement so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they are made, not misleading, the Party that discovers such information shall promptly notify the other Party and Parent and the Company shall promptly and jointly prepare an appropriate amendment or supplement describing such information and file such amendment or supplement with the SEC and, to the extent required by applicable Law, disseminate it to the Company Stockholders.

(f) Unless this Agreement is terminated under Article VII, Parent’s and the Company’s respective obligations under this Section 5.3 shall continue in full force and effect, notwithstanding (i) any Company Change of Recommendation or (ii) the public proposal or announcement or other submission to the Company or any of its Representatives of an Alternative Acquisition Proposal subject, in each case, to the express exceptions under this Section 5.3.

Section 5.4 No Company Solicitation.

(a) The Company shall, and shall direct its Representatives to, immediately following the execution hereof (i) cease and cause to be terminated all existing discussions or negotiations with any Person conducted prior to the Parties’ execution and delivery hereof related to any Alternative Acquisition Proposal and (ii) terminate all physical and electronic data room access previously granted to any such Person or its Representatives. The Company shall not, and shall direct its Representatives not to, directly or indirectly, (A) solicit, initiate, knowingly facilitate or knowingly encourage (including by way of furnishing information) the submission by any Person of an Alternative Acquisition Proposal, (B) engage in or otherwise participate in any discussions or negotiations related to any Alternative Acquisition Proposal, (C) approve, endorse or recommend any Alternative Acquisition Proposal, (D) enter into any Contract (including any letter of intent, agreement, agreement in principle or memorandum of understanding) or similar document related to an Alternative Acquisition Proposal (other than an Acceptable Confidentiality Agreement in accordance with Section 5.4(b)) or (E) release or permit the release of any Person from, waive or permit the waiver of any right under, or grant any consent under, any “standstill” or similar provision of any Contract to which a Company Entity is a party (provided, that if the Company Board determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with the Company Board’s fiduciary duties under applicable Law, the Company may waive any such provision solely to the extent necessary to permit the Person bound by such provision to make a nonpublic Alternative Company Acquisition Proposal to the Company Board).

(b) Notwithstanding anything in Section 5.4(a) to the contrary, until the Company Stockholder Approval is obtained, if the Company receives a bona fide written Alternative Acquisition Proposal made after the date hereof that does not result from a material breach of this Section 5.4, and the Company Board determines in good faith (after consultation with outside legal counsel and a nationally recognized financial advisor) that such Alternative Acquisition Proposal is, or could reasonably be expected to lead to, a Superior Acquisition Proposal, (i) the Company may negotiate and enter into an Acceptable Confidentiality Agreement with the Person making such Alternative Acquisition Proposal; provided, that the Company shall promptly (and in no event later than twenty-four (24) hours after execution thereof) deliver a copy of such Acceptable Confidentiality Agreement to Parent, (ii) following entry into such Acceptable Confidentiality Agreement by the Company, the Company and its Representatives may provide information (including nonpublic information) subject to such executed Acceptable Confidentiality Agreement; provided, that any nonpublic information provided to such Person, including if posted to an electronic data room, shall be provided to Parent prior to or substantially concurrently with the time it is provided to such Person, and (iii) the Company and its Representatives may engage in discussion or negotiations for such Alternative Acquisition Proposal with such Person and its Representatives.

(c) The Company shall promptly (and in no event later than twenty-four (24) hours after receipt) (i) advise Parent in writing if the Company or any of its directors, officers or representatives of the Company Financial Advisor acting on behalf of the Company with respect to the transactions contemplated by this Agreement receives or is notified of any Alternative Acquisition Proposal or any proposal or offer that is reasonably likely to lead to an Alternative Acquisition Proposal and (ii) provide Parent with (A) a written summary of the material terms and conditions of such Alternative Acquisition Proposal, proposal or offer, (B) the identity of the Person making such Alternative Acquisition Proposal, proposal or offer and (C) a copy of any such Alternative Acquisition Proposal, proposal or offer and any draft agreement provided by such Person. The Company shall keep Parent reasonably informed in all material respects on a timely basis of the status and details of any such Alternative Acquisition Proposal, proposal or offer (including notifying Parent within twenty-four (24) hours after any material modification or amendment thereto). Without limiting the foregoing, the Company shall promptly (and in any event within twenty-four (24) hours) notify Parent in writing if it determines to begin providing information or to engage in discussions or negotiations concerning an Alternative Acquisition Proposal.

(d) Except as provided under Section 5.4(e) or Section 5.4(f), neither the Company Board nor any committee thereof shall (i) (A) change, withhold, withdraw, qualify, amend or modify (or publicly propose to change, withhold, withdraw, qualify, amend or modify), in a manner adverse to Parent, the Company Recommendation, (B) fail to include the Company Recommendation in the Proxy Statement (in either preliminary or definitive form) or (C) adopt, approve or recommend, or propose to adopt, approve or recommend (publicly or otherwise), an Alternative Acquisition Proposal, (ii) if an Alternative Acquisition Proposal is publicly announced or disclosed, fail to reaffirm the Company Recommendation within ten (10) Business Days following Parent’s written request to do so; provided, that Parent may only make such request once with respect to any particular Alternative Acquisition Proposal (including any material amendment or modification thereto), or (iii) fail to publicly announce, within ten (10) Business Days after a tender offer or exchange offer by a third party with respect to the equity securities of the Company shall have been commenced by the filing of a Schedule TO with respect thereto, a statement disclosing that the Company Board recommends rejection of such tender or exchange offer (each of the foregoing clauses (i)–(iv), a “Company Change of Recommendation”). In addition, neither the Company Board nor any committee thereof shall approve, adopt or recommend, propose to approve, adopt or recommend (publicly or otherwise) or cause or permit a Company Entity to enter into any acquisition agreement, agreement and plan of merger or similar definitive Contract, or any other Contract (including any letter of intent, memorandum of understanding, agreement in principle or similar document, agreement or understanding), (A) constituting or that could reasonably be expected to lead to an Alternative Acquisition Proposal (except for an Acceptable Confidentiality Agreement under Section 5.4(b)) (any such Contract, an “Alternative Acquisition Agreement”) or (B) requiring it to abandon or terminate this Agreement or fail to consummate the First Merger or any other transaction contemplated hereby.

(e) Notwithstanding anything in this Section 5.4 to the contrary, at any time before the Company Stockholder Approval is obtained, the Company Board may make a Company Change of Recommendation or authorize the Company to terminate this Agreement under Section 7.1(d)(i) if:

(i) the Company has received a written Alternative Acquisition Proposal that did not result from a material breach of this Section 5.4;

(ii) the Company Board determines in good faith (after consultation with outside legal counsel and a nationally recognized financial advisor) that such Alternative Acquisition Proposal is a Superior Acquisition Proposal, and that the failure to make a Company Change of Recommendation or authorize the Company to terminate this Agreement under Section 7.1(d)(i) in response to such Alternative Acquisition Proposal would be inconsistent with the Company Board’s fiduciary duties under applicable Law;

(iii) the Company Board provides to Parent a prior written notice that the Company Board intends to make a Company Change of Recommendation or authorize the Company to terminate this Agreement under Section 7.1(d)(i) (a “Company Recommendation Change Notice”) in response to such Alternative Acquisition Proposal, which Company Recommendation Change Notice shall describe with reasonable detail the reasons why the Company Board has determined that such Alternative Acquisition Proposal is a Superior Acquisition Proposal, identify the Person making such Alternative Acquisition Proposal and attach any proposed written definitive agreement;

(iv) if requested by Parent, during the five (5) Business Day period after delivery of the Company Recommendation Change Notice, the Company and its Representatives negotiate in good faith with Parent and its Representatives related to revisions to this Agreement or the transactions contemplated hereby to make such adjustments to the terms and conditions hereof so that such Alternative Acquisition Proposal would cease to constitute a Superior Acquisition Proposal; and

(v) at the end of such five (5) Business Day period and taking into account any changes to the terms hereof proposed by Parent in a written definitive agreement duly executed and delivered by Parent (provided, that if Parent has proposed any changes to the terms hereof or the transactions contemplated hereby and there is any subsequent amendment to any material term of such Alternative Acquisition Proposal, the Company Board shall provide a new Company Recommendation Change Notice (including all required information and documents) and an additional three (3) Business Day period from the date of such notice shall apply), the Company Board determines in good faith (after consultation with outside legal counsel and a nationally recognized financial advisor) that such Alternative Acquisition Proposal continues to be a Superior Acquisition Proposal and that the failure to make such a Company Change of Recommendation in response to such Alternative Acquisition Proposal or authorize the Company to terminate this Agreement under Section 7.1(d)(i) would be inconsistent with the Company Board’s fiduciary duties under applicable Law.

(f) Notwithstanding anything in this Section 5.4 to the contrary, at any time before the Company Stockholder Approval is obtained, the Company Board may make a Company Change of Recommendation if:

(i) the Company Board determines in good faith (after consultation with outside legal counsel and a nationally recognized financial advisor) that an Intervening Event has occurred and the failure to make a Company Change of Recommendation in response to such Intervening Event would be inconsistent with the Company Board’s fiduciary duties under applicable Law;

(ii) the Company Board provides to Parent a Company Recommendation Change Notice in response to such Intervening Event, which Company Recommendation Change Notice shall describe such Intervening Event in reasonable detail and the reasons why the Company Board believes that the failure to make a Company Change of Recommendation in response to such Intervening Event would be inconsistent with the Company Board’s fiduciary duties under applicable Law;

(iii) if requested by Parent, during the five (5) Business Day period after delivery of the Company Recommendation Change Notice, the Company and its Representatives negotiate in good faith with Parent and its Representatives related to revisions to this Agreement or the transactions contemplated hereby to make such adjustments to the terms and conditions hereof so as to obviate the need for a Company Change of Recommendation; and

(iv) at the end of such five (5) Business Day period and taking into account any changes to the terms hereof proposed by Parent writing, the Company Board determines in good faith (after consultation with outside legal counsel and a nationally recognized financial advisor) that the failure to make such a Company Change of Recommendation in response to such Intervening Event would be inconsistent with the Company Board’s fiduciary duties under applicable Law.

(g) The Company agrees that any breach or failure to perform or comply with, this Section 5.4 by the Company Board, any Company Subsidiary, or any Representative of any Company Entity purporting to act on behalf of any Company Entity, that would be a breach of this Section 5.4 had such breach or failure to perform or comply been by the Company, shall be a breach by the Company of this Section 5.4.

(h) Nothing under this Section 5.4 shall prohibit the Company or the Company Board from complying with Rule 14d-9, Rule 14e-2 or Item 1012 of Regulation M-A under the Exchange Act, or from making any legally required disclosures to stockholders (including any “stop, look and listen” communication under Rule 14d-9(f) under the Exchange Act) with regard to an Alternative Acquisition Proposal; provided, however, that any such disclosure shall be a Company Change of Recommendation unless the Company Board expressly reaffirms the Company Recommendation in connection with such compliance or disclosure.

(i) As used herein:

(i) “Acceptable Confidentiality Agreement” means a confidentiality agreement that contains provisions that are no less favorable in any material respect to the Company than those under the Confidentiality Agreement, including standstill provisions no less favorable in any material respect to the Company than those under the Confidentiality Agreement;

(ii) “Alternative Acquisition Proposal” means a bona fide proposal or offer from any Person (except for Parent or one of its Representatives) or “group,” within the meaning of Section 13(d) under the Exchange Act, for, in a single transaction or series of related transactions, any (A) acquisition of assets of the Company Entities equal to fifteen percent (15%) or more of the Company’s consolidated assets or to which fifteen percent (15%) or more of the Company’s revenues or earnings on a consolidated basis are attributable, (B) acquisition of fifteen percent (15%) or more of the outstanding Company Common Stock, (C) tender offer or exchange offer that, if consummated, would result in any Person owning fifteen percent (15%) or more of the outstanding Company Common Stock or (D) issuance, sale or other disposition (including by way of merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction) of fifteen percent (15%) or more of the outstanding Company Common Stock;

(iii) “Intervening Event” means a material event or material circumstance that was not known to the Company Board prior to the Company’s execution and delivery hereof (or if known, the consequences of which were not known or reasonably foreseeable), which event or circumstance, or any consequence thereof, becomes known to the Company Board after the Company’s execution and delivery hereof; provided, however, that in no event shall any of the following be an Intervening Event or be taken into account in determining whether an Intervening Event has occurred: (A) the receipt, existence or terms of an Alternative Acquisition Proposal; (B) any matter contemplated by Section 5.7, including any noncompliance with Section 5.7 or any consequence thereof; (C) any change, in and of itself, in the trading price or trading volume of Parent Common Stock or Company Common Stock; or (D) any failure, in and of itself, by Parent or the Company to meet, or the exceeding by Parent or the Company of, internal or published estimates or forecasts of revenues, earnings or other financial metrics (provided, that, with respect to the foregoing clauses (C) and (D), any event, change, effect, development, state of facts, condition, circumstance or occurrence giving rise to or contributing to such change that is not otherwise excluded from the definition of Intervening Event may be an Intervening Event and may be taken into account in determining whether an Intervening Event has occurred);

(iv) “Superior Acquisition Proposal” means a bona fide Alternative Acquisition Proposal that the Company Board determines, after consultation with its outside legal counsel and a nationally recognized financial advisor, in its good-faith judgment, would result in a transaction more favorable to the Company Stockholders from a financial point of view than the transactions contemplated hereby; provided, that, for purposes of the definition of “Superior Acquisition Proposal,” the references to “fifteen percent (15%)” in the definition of Alternative Acquisition Proposal shall be deemed to be references to “fifty and one-tenth percent (50.1%).”

Section 5.5 Notification of Certain Matters. Parent and the Company shall each give prompt notice to the other Party if it receives any notice or other communication from any Governmental Authority (except for any notice or communication contemplated by Section 5.7), the NYSE, Nasdaq or any customer or other Person having material business relations with any Company Entity, in each case, asserting that such Person’s Consent is required, or asserting that a Party is required to make a Filing with such Person, in connection with the Mergers or the other transactions contemplated hereby; provided, however, that any Party’s breach of, or failure to perform or comply with its obligations under, this Section 5.5 shall not be considered a breach of, or a failure to perform or comply with, a covenant or agreement hereunder for purposes of Section 6.2(b) or Section 6.3(c), as applicable, as long as such breach or failure was not in bad faith.

Section 5.6 Access to Information. Upon reasonable notice, the Company shall provide Parent and its Representatives reasonable access, during normal business hours throughout the period prior to the First Effective Time, to the Company Entities’ properties, books, records and personnel, and during such period, the Company shall cause to be furnished promptly to Parent, its Representatives and the Financing Sources all reasonably available information concerning the Company Entities and their respective businesses (including financial information prepared for the Company’s management in the Ordinary Course of Business and information related to planned capital expenditures), as Parent or the Financing Sources may reasonably request, including copies of such information as is necessary for the operation, ownership and management of the Company Entities’ business or information as may be required to permit Parent to satisfy its obligations to any Governmental Authority following the First Effective Time (but in the case of the Financing Sources, only if relevant to the Financing); provided, that Parent and the Financing Sources shall not use any information obtained under this Section 5.6 for any purpose unrelated to the Mergers or the other transactions contemplated hereby; provided, however, that the Company shall not be required to provide any such access or information that in the reasonable, good-faith judgment of the Company would (a) be reasonably likely to result in the disclosure of any trade secrets of third parties or the violation of any Law or any material Contract to which any Company Entity is a party or by which any Company Entity is bound (including any confidentiality obligation of any Company Entity); provided, that the Company shall use commercially reasonable efforts to obtain the required consent of such third party to provide such access or disclosure to the extent permissible under applicable Law, or (b) jeopardize or undermine protections afforded any Company Entity under any legal privilege (including attorney-client privilege); provided, that the Company shall use commercially reasonable efforts to allow for such access or disclosure to the maximum extent that does not result in a loss of such privilege; provided, further, that (i) the Company shall promptly notify Parent in writing if any reason described in the foregoing clauses (a) or (b) is applicable to any request for information and (ii) if any such access or information is limited for the reasons described in the foregoing clauses (a) or (b), Parent and the Company shall use their respective commercially reasonable efforts to establish a process that (through use of steps such as, without limitation, redactions, provision of information to counsel to review and summarize for Parent or use of a “clean room” environment for analysis and review of information by joint integration teams in coordination with counsel and the Company) shall provide Parent with timely access to the fullest extent possible to the substance of the information described in this Section 5.6. Upon reasonable notice, Parent shall provide the Company and its Representatives reasonable access, during normal business hours throughout the period prior to the First Effective Time, to the Parent Entities’ books, records and personnel; provided, that the Company shall not use any information obtained under this Section 5.6 for any purpose unrelated to the Mergers or the other transactions contemplated hereby; provided, however, that Parent shall not be required to provide any such access or information that in the reasonable, good-faith judgment of Parent would (A) be reasonably likely to result in the disclosure of any trade secrets of third parties or the violation of any Law or any material Contract to which any Parent Entity is a party or by which any Parent Entity is bound (including any confidentiality obligation of any Parent Entity); provided, that Parent shall use commercially reasonable efforts to obtain the required consent of such third party to provide such access or disclosure to the extent permissible under applicable Law, or (B) jeopardize or undermine protections afforded any Parent Entity under any legal privilege (including attorney-client privilege); provided, that Parent shall use commercially reasonable efforts to allow for such access or disclosure to the maximum extent that does not result in a loss of such privilege; provided, further, that (1) Parent shall promptly notify the Company in writing if any reason described in the foregoing clauses (A) or (B) is applicable to any request for information and (2) if any such access or information is limited for the reasons described in the foregoing clauses (A) or (B), the Company and Parent shall use their respective commercially reasonable efforts to establish a process that (through use of steps such as, without limitation, redactions, provision of information to counsel to review and summarize for the Company or use of a “clean room” environment for analysis and review of information by joint integration teams in coordination with counsel and Parent) shall provide the Company with timely access to the fullest extent possible to the substance of the information described in this Section 5.6. All information obtained by Parent, the Company and their respective Representatives under this Section 5.6 shall be treated as “Evaluation Material” for purposes of the Confidentiality Agreement. Notwithstanding anything herein to the contrary, each Party agrees that it shall not, and shall cause its Representatives not to, prior to the First Effective Time, use any information obtained under this Section 5.6 for any competitive or other purpose unrelated to the consummation of the Mergers; provided, however, that prior to the earlier of the First Effective Time, nothing in this Section 5.6 shall limit any customary disclosures made by Parent and its Affiliates to the Financing Sources, rating agencies, prospective Financing Sources, underwriters, initial purchasers, solicitation agents, existing lenders (and related agents) or otherwise in connection with efforts or activities by Parent or the Financing Sources to obtain the Financing; provided, further, that the recipients of such information and any other information contemplated to be provided by the Company pursuant to this Section 5.6, agree to customary confidentiality arrangements, including “click through” confidentiality agreements and confidentially provisions contained in customary bank books and offering memoranda. Each of the Company and Parent may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other Party under Section 5.6 or Section 5.7 as “Clean Team Information” in accordance with the Clean Team Agreement.

Section 5.7 Consents, Approvals and Filings; Other Actions.

(a) Subject to the terms and conditions hereof, each Party shall use reasonable best efforts (i) to make all Filings to or with, and to obtain all Consents of, Governmental Authorities that are necessary, proper or advisable to consummate the Mergers and (ii) to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable, to the extent permitted by applicable Law, to cause the conditions in Article VI to be satisfied as promptly as reasonably practicable after the date hereof (and in any event, not later than three (3) Business Days prior to the Outside Date (as it may be extended under Section 7.1(b)(i))), in each case, subject to Section 5.7(d). In addition, each Party shall use reasonable best efforts to obtain all Consents of Persons other than Governmental Authorities that are necessary, proper or advisable to consummate the Mergers; provided, however, that (A) the Company shall not make, or commit or agree to make, any concession or payment to, or incur any Liability to, any such non-Governmental Authority third Person to obtain any such Consent without Parent’s prior written consent and (B) no Party shall be required to make, or commit or agree to make, any such concession or payment to, or incur any Liability that is not conditioned on the consummation of the Mergers.

(b) In furtherance of Section 5.7(a), Parent shall take or cause to be taken, do or cause to be done, propose, negotiate, commit to, suffer, agree to and effect (by consent decree, hold separate order, or otherwise) any divestiture, sale, license or other disposition of, or the termination, assignment or novation of any assets (including any Subsidiary, operation, division, business, distribution center, product line, or business relationship), Contract or right of the Parent Entities or the Company Entities, to the extent necessary to (i) resolve objections, if any, that a Governmental Authority asserts (or threatens to assert) under any applicable Law related to the Mergers and (ii) avoid or eliminate each and every impediment under any applicable Law asserted by any such Governmental Authority related to the Mergers, in each case, to the extent necessary to cause the conditions in Section 6.1(c) and Section 6.1(e) to be satisfied as promptly as reasonably practicable (and in any event, not later than three (3) Business Days prior to the Outside Date) (as it may be extended under Section 7.1(b)(i)) (in each case subject to Section 5.7(d)) (collectively, “Regulatory Concessions”); provided, however, that, notwithstanding anything herein to the contrary, neither Parent nor any of its Affiliates shall be required to take or cause to be taken, do or cause to be done, propose, negotiate, commit to, suffer, agree to or effect any divestiture, sale, license or other disposition of, the subjection to any hold-separate order of, or the termination, assignment or novation of (each such Regulatory Concession, a “Divestiture Action”), any assets (including any Subsidiary, operation, division, business, distribution center, product line or business relationship), Contract or right of the Parent Entities or the Company Entities that, together with all other assets, Contracts or rights subject to Divestiture Actions (including assets, Contracts or rights of the other Party and its Subsidiaries), collectively generated, directly or indirectly, in excess of $1,800,000,000 of aggregate revenue during the most recently completed applicable fiscal year prior to the date hereof (any such Divestiture Action, a “Burdensome Condition”). If any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Authority challenging the transactions contemplated by this Agreement as violative of any Antitrust Law, each of the Parent and the Company shall cooperate to contest and resist any such action or proceeding, including any action or proceeding that seeks a temporary restraining order or preliminary injunction that would prohibit, prevent, or restrict consummation of the Mergers.

(c) (i) As soon as reasonably practicable after the date hereof, taking into account the views and input, if any, from applicable Governmental Authorities, but in no event later than fifteen (15) Business Days after the date hereof, unless a later date is mutually agreed to by the Parties, each of Parent and the Company shall file a notification and report form for the transactions contemplated hereby under the HSR Act with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice (the “Antitrust Division”), (ii) as soon as reasonably practicable after the date hereof, each of Parent and the Company shall make, or cause to be made, any other Filing thereby that may be required by any applicable Antitrust Law and (iii) as soon as reasonably practicable after the date hereof, each of Parent and the Company shall make, or cause to be made, all Filings with or to the FTB Authorities], in each case, that are necessary, proper or advisable to consummate the Mergers. The Parties shall supply as promptly as reasonably practicable any additional information and documentary material that may be requested in connection with any of the foregoing Filings.

(d) Each Party shall (i) consult and cooperate reasonably with the other Parties in connection with (A) any Filing contemplated by this Section 5.7 and any analysis, appearance, presentation, memorandum, brief, argument, response to questions from any Governmental Authority, opinion or proposal made or submitted in connection with any such Filing and (B) any Action related to the Mergers or the other transactions contemplated hereby, including any governmental inquiry, investigation or proceeding initiated by a private party, and (ii) keep the other Party reasonably informed and on a reasonably timely basis of (A) any communication received by such Party from, or given by such Party to, any Governmental Authority in connection with the Mergers, including the FTC, the Antitrust Division, and (B) any communication received or given by a private Person in connection with any governmental inquiry, investigation or proceeding, in each case, related to the Mergers; provided, that no Party shall be required to share with any other Party any Personal Information. Except as may be prohibited by any Governmental Authority or by applicable Law, each Party shall permit authorized Representatives of the other Party (and the other Party’s outside counsel) to (1) participate at or in each substantive meeting, conference or telephone call with a representative of a Governmental Authority related to any such Filing or Action, (2) have reasonable access to and be consulted in connection with any material document, opinion or proposal made or submitted to any Governmental Authority in connection with any such Filing or Action and (3) review prior to filing or submission any Filing with or submission to (including any response to questions from) any Governmental Authority submitted as required by Section 5.7(c). The Parties may, as they deem advisable and necessary, designate any competitively sensitive materials provided to the other Party under this Section 5.7 as “outside counsel only.” The Parties shall coordinate with respect to developing and implementing the overall strategy relating to the Antitrust Laws, including with respect to any Filings and communications with or to any Governmental Authority; provided, however, that, subject to and in accordance with Parent’s covenants and agreements under Section 5.7(a) and Section 5.7(b), Parent shall have the right to make the final determination and take the lead in (w) coordinating and making, including (without prejudice to the requirements of Section 5.7(c)) determining the timing of, all Filings with Governmental Authorities in connection with the Mergers, (x) determining the strategy for, and making all material decisions related to (including determining the timing of proposing any, and the strategy for negotiating any, Regulatory Concessions) the Parties obtaining all Consents of a Governmental Authority contemplated by this Section 5.7 (including the HSR Clearance), (y) coordinating and communicating with Governmental Authorities related to the Parties obtaining all Consents of a Governmental Authority contemplated by this Section 5.7 and (z) resolving any Action related to any such Filing or Consent or the Mergers by any Governmental Authority, including any governmental inquiry, investigation or proceeding initiated by a private party. Notwithstanding the Company’s covenants and agreements under Section 5.7(a), without Parent’s prior written consent, the Company shall not, and shall not permit any Company Entity or any of their respective Representatives to, take or cause to be taken, do or cause to be done, propose, negotiate, commit to, suffer, agree to or effect any Regulatory Concession. For the avoidance of doubt, this Section 5.7(d) shall not apply to Tax matters.

(e) Each of Parent and the Company agrees that, prior to the First Effective Time, it shall not, and shall ensure that none of its respective Subsidiaries shall, consummate or enter into any agreement providing for any investment, acquisition, divestiture, business combination or other transaction (i) that would reasonably be expected to prevent the consummation of the Mergers from occurring prior to the Outside Date (as it may be extended under Section 7.1(b)(i)) or (ii) whereby Parent or any of its Subsidiaries would acquire all or a part of any Person engaged in or assets used in (in each case, other than in immaterial respects) wholesale warehousing and distribution to convenience stores.

Section 5.8 Director and Officer Indemnification.

(a) From and after the First Effective Time, Parent shall, and shall cause the Surviving Entity and its Subsidiaries to, fulfill and honor in all respects the obligations of the Company Entities imposed under (i) each indemnification agreement in effect between any Company Entity and any Indemnified Person to the extent consistent, in all material respects, with Exhibit 10.8 to the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2020 (the “Company Indemnification Agreements”) and (ii) any indemnification provision and any exculpation provision in the Constituent Documents of the Company Entities as in effect on the date hereof. The Constituent Documents of the Surviving Entity and the Surviving Entity’s Subsidiaries shall contain provisions related to indemnification and exculpation from liability at least as protective as the indemnification and exculpation from liability provisions in the Constituent Documents of the Company or its relevant Subsidiaries on the date hereof, and, during the period commencing at the First Effective Time and ending on the sixth (6th) anniversary of the Closing Date, such provisions shall not be amended, repealed or otherwise modified in any manner that could adversely affect the rights thereunder of any Indemnified Person.

(b) During the period commencing at the First Effective Time and ending on the sixth (6th) anniversary of the Closing Date, Parent shall, and shall cause the Surviving Entity or its applicable Subsidiaries to, indemnify and hold harmless, and advance expenses to, the Indemnified Persons against any out-of-pocket costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, or damages in connection with any actual or threatened Action arising out of or related to (i) the fact that such Indemnified Person is or was a director or officer of any Company Entity, (ii) any acts or omissions occurring or alleged to have occurred at or prior to the First Effective Time in such Indemnified Person’s capacity as a director or officer of any Company Entity or (iii) the Mergers, this Agreement or the transactions contemplated hereby, in each case, to the extent permitted by applicable Law.

(c) Through the sixth (6th) anniversary of the Closing Date, Parent shall, and shall cause the Surviving Entity or its applicable Subsidiaries to, maintain in effect, for the benefit of the Indemnified Persons, the current level and scope of directors’ and officers’ liability insurance coverage in the Company’s current directors’ and officers’ liability insurance policy in effect as of the date hereof and made available to Parent; provided, however, that in no event shall the Surviving Entity be required to expend in any one (1) year an amount in excess of 250% of the annual premium currently payable by the Company related to such current policy (the “Annual Cap”); provided, further, that if the annual premiums payable for such insurance coverage exceed the Annual Cap, the Surviving Entity shall obtain a policy with the greatest coverage available for a cost equal to the Annual Cap. In lieu of the obligations in, and notwithstanding anything in, the immediately preceding sentence, the Company, in consultation with Parent, may obtain a prepaid “tail” policy prior to the First Effective Time that provides the Indemnified Persons with directors’ and officers’ liability insurance for a period ending no earlier than the sixth (6th) anniversary of the Closing Date, and in the event that Parent or the Company shall purchase such a “tail” policy, Parent shall, and shall cause the Surviving Entity or its applicable Subsidiaries to, maintain such “tail” policy in full force and effect and continue to honor their respective obligations thereunder, in lieu of all other applicable obligations of Parent and the Surviving Entity under the first sentence of this Section 5.8(c) for so long as such “tail” policy shall be maintained in full force and effect. Notwithstanding anything in this Section 5.8 to the contrary, if any Indemnified Person notifies Parent on or prior to the sixth (6th) anniversary of the Closing Date of a matter in respect of which such Person may seek indemnification pursuant to this Section 5.8, the provisions of this Section 5.8 that require Parent, the Surviving Entity and their respective Subsidiaries to indemnify and advance expenses shall continue in effect with respect to such matter until the final disposition of all claims, actions, investigations, suits and proceedings relating thereto.

(d) If Parent or the Surviving Entity or any of their successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing or Surviving Entity or entity of such consolidation or merger or

(ii) transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Entity, as the case may be, shall assume all of the obligations of the Surviving Entity (or Parent) under this Section 5.8.

(e) The obligations under this Section 5.8 shall not be terminated, amended or otherwise modified in such a manner as to adversely affect any Indemnified Person without the prior written consent of such affected Indemnified Person. Each of the Indemnified Persons (and, after the death of any such Indemnified Person, such Person’s heirs and representatives) are intended to be third-party beneficiaries of this Section 5.8, with full rights of enforcement as if a party thereto. The rights of the Indemnified Persons (and their heirs and representatives) under this Section 5.8 shall be in addition to, and not in substitution for, any other rights that such Persons may have under the certificate of incorporation, bylaws or other equivalent organizational documents, any and all indemnification agreements of or entered into by the Company or any of its Subsidiaries, or applicable Law.

(f) Nothing herein is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence related to the Company Entities for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 5.8 is not prior to or in substitution for any such claims under such policies.

(g) As used herein, “Indemnified Person” means any Person who is or was an officer or director of any Company Entity at or at any time prior to the First Effective Time (or any other Person who is a beneficiary under the “tail” policy referred to in Section 5.8(c) and any of such Person’s heirs, executors or beneficiaries).

Section 5.9 Financing Cooperation.

(a) Subject to the limitations set forth in Section 5.9(b), from the date hereof the through the earlier of the Closing Date and the date this Agreement is terminated, the Company shall, and shall cause its Subsidiaries to, and shall use commercially reasonable efforts to cause its and their respective Representatives, including legal, Tax, regulatory and accounting Representatives, to use commercially reasonable efforts to provide, on a timely basis, all reasonable cooperation requested by Parent in connection with any debt financing sought by Parent in connection with the Mergers (the “Financing”), including, to the extent reasonably requested by Parent (and subject to the limitations set forth in Section 5.9(b)): (i) promptly providing Parent with such financial and other pertinent information regarding the Company and its Subsidiaries as Parent shall reasonably request in order to consummate the Financing; (ii) assisting in the preparation of customary marketing materials and cooperating with the marketing efforts for the Financing, (iii) subject to Section 5.9(e), taking actions reasonably requested by Parent in connection with the payoff of existing indebtedness of the Company Entities on the Closing Date and the release of related Liens on the Closing Date (including obtaining customary payoff letters, lien terminations and other instruments of discharge with respect to the Company Debt Instruments (as defined below)), (iv) causing the taking of corporate and organizational actions reasonably necessary to permit the completion of the Financing, (v) providing cooperation with the Financing Sources’ and their respective agents’ due diligence investigation as reasonably requested by such Persons and as is customary in connection with lending or capital markets transactions, and using commercially reasonable efforts to cause its certified independent auditors to provide customary cooperation in connection with the Financing, including providing customary consents, reports and comfort letters for the financial information related to the Company Entities, (vi) providing the documentation and other information as reasonably requested by Parent for the purposes of (A) applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act, in connection with the Financing and (B) procuring corporate and facilities ratings for the Financing, (vii) executing and delivering definitive financing documents, including any pledge agreements, guarantees and collateral documents, reasonably requested by Parent in connection with the Financing or other financing; (viii) providing customary projected financial information relating to the Company Entities as reasonably requested by Parent to permit Parent to prepare pro forma financial statements required for the Financing or other financing; and (ix) taking actions reasonably requested by Parent to (A) permit the Financing Sources and prospective Financing Sources to evaluate the Company Entities and the assets, business, cash management and accounting systems, policies and procedures relating thereto, including inventory appraisals and field audits, for the purpose of establishing collateral arrangements and (B) establish bank and other accounts and other blocked account contracts and lock box arrangements in connection with the foregoing after the Closing. All non-public or otherwise confidential information regarding the Company or any of its Subsidiaries or Affiliates obtained by Parent, Merger Sub, or any Financing Source pursuant to this Section 5.9(a) shall be kept confidential in accordance with the Confidentiality Agreement.

(b) Notwithstanding anything in Section 5.9(a) to the contrary, none of the Company Entities shall be required to (i) agree to pay any commitment or other fees or expenses prior to the Closing in connection with the Financing, (ii) incur any liability or give any indemnity in connection with the Financing prior to the Closing, except for expenses reimbursed under Section 5.9(c), (iii) take any action that would require any director, officer, manager, general partner or employee of any Company Entity to execute or authorize any document, agreement, certificate or instrument that would be effective prior to the Closing, (iv) take any action that would unreasonably interfere with the ongoing business or operation of the Company Entities, (v) take any action that would (A) conflict with or violate the Constituent Documents of any of the Company Entities then in effect or any applicable Law or (B) result in a violation of any material Contract to which it is a party (including the Company Debt Instruments (as defined below)) or any confidentiality agreement or result in the loss of any legal or other privilege (provided, that the Company shall give notice to Parent of the fact that it is withholding information pursuant to this clause (v)), (vi) cause any director, officer or employee of any Company Entity to incur any personal liability, (vii) cause any director (or similar manager or governing body) of the Company Entities to pass any resolutions or take any similar action approving the Financing or any documentation with respect to the Financing prior to the Closing if such resolutions or action would be effective prior to the Closing, (viii) involve consenting to the pre filing of financing statement or other perfection documents or any grant of Liens or other encumbrances prior to the Closing, (ix) (A) give representations or warranties which are not conditioned on the occurrence of the Closing Date or (B) approach any third parties prior to the Closing to discuss agreements limiting the rights of such third parties, (x) waive or amend any terms hereof, (xi) (A) prepare any projections, pro forma financial information or any other forward-looking information or (B) provide any financial or other information that is not readily prepared, or which is not unduly burdensome for the Company Entities to prepare at the time requested by Parent, (xii) deliver any financial statements in a form or subject to a standard different than those of the Company Entities available to Parent on or prior to the date hereof, (xiii) deliver any legal opinions reliance letters, (xiv) require any meetings other than (A) “virtual” (i.e., video chat) meetings that do not require the use of specialized hardware or (B) telephonic meetings or (xv) provide any cooperation that is not customary for capital markets transactions or the obtaining and/or arranging of asset-based revolving credit facilities from commercial banks.

(c) Parent shall indemnify and hold harmless the Company Entities and their respective directors, officers, employees, equityholders, Representatives, advisors and Affiliates from and against any out-of-pocket costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, or damages suffered or incurred by any of them in connection with the Financing and any information utilized in connection therewith except to the extent any such cost or expense, judgment, fine, loss, claim, or damage results from the bad faith, willful misconduct or gross negligence of Company Entities or their respective Representatives. Parent shall reimburse the Company upon written request therefor for any reasonable and documented out-of-pocket costs or expenses incurred or otherwise payable by the Company Entities or any of their respective directors, officers, employees, equityholders, Representatives, advisors and Affiliates in connection with the Financing and any cooperation provided in connection with the Financing.

(d) On or prior to the Closing, the Company shall deliver a customary payoff letter (each, a “Payoff Letter”) to Parent, executed by the lenders (or the applicable agent on behalf of such lenders) under each Contract or other evidence of Indebtedness listed in Section 5.9(d) of the Company Disclosure Schedule (the “Company Debt Instruments”), a draft of which shall be provided to Parent no less than three (3) Business Days (or such later time as Parent may reasonably agree) prior to the anticipated Closing Date. Each Payoff Letter shall (i) be customary in form and substance, (ii) indicate the total amount required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties, breakage costs and any other monetary obligations then due and payable under the applicable Company Debt Instrument as of the anticipated Closing Date (each, a “Payoff Amount”) and (iii) provide that upon receipt of such Payoff Amount (A) such Company Debt Instrument and all related loan documents shall be terminated (other than provisions that by the express terms thereof survive termination) and (B) all Liens and all guarantees in connection therewith related to any Company Entity or any of its assets or properties shall be automatically released.

(e) Notwithstanding anything to the contrary contained in this Agreement, it is expressly understood and agreed that (i) it shall not be a condition to the obligations of Parent or Merger Sub to pay all of their respective payment obligations hereunder and consummate the transactions contemplated by this Agreement or any of Parent’s or Merger Sub’s other obligations under this Agreement that Parent or Merger Sub obtain or have access to any Financing or capital markets transaction and (ii) neither the obtaining, availability nor funding of any Financing or capital markets transaction of any kind shall constitute a condition to the obligation of Parent and Merger Sub to timely consummate the transactions contemplated by this Agreement as and when required hereby. The Company’s breach of, or failure to perform or comply with its obligations under, this Section 5.9 shall not be considered a breach of, or a failure to perform or comply with, a covenant or agreement hereunder for purposes of Section 6.2(b) as long as such breach or failure was not a Willful Breach.

Section 5.10 NYSE Stock Exchange Listing; Blue-Sky Laws; Delisting.

(a) Parent shall use reasonable best efforts to cause the shares of Parent Common Stock to be issued in connection with the First Merger to be listed on NYSE, subject to official notice of issuance, prior to the First Effective Time, and the Company shall reasonably cooperate with Parent in connection therewith, including by providing all information reasonably requested by Parent in connection therewith. Parent shall use reasonable best efforts to take all actions reasonably required to be taken under any applicable state securities Laws in connection with the Parent Stock Issuance, except qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process in any such jurisdiction.

(b) Prior to the First Effective Time, upon Parent’s request, the Company shall use reasonable best efforts to take all actions necessary to be taken prior to the First Effective Time to cause the delisting of the Company Common Stock from the Nasdaq and the termination of the Company’s registration under the Exchange Act, in each case, as soon as reasonably practicable following the First Effective Time, subject to compliance with the Company’s obligations under the Exchange Act.

Section 5.11 Section 16 Matters. Prior to the First Effective Time, each of Parent and the Company shall use reasonable best efforts to cause any dispositions of Company Common Stock (including derivative securities related to Company Common Stock) or acquisitions of Parent Common Stock (including derivative securities related to Parent Common Stock) resulting from the transactions contemplated hereby by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act related to the Company or shall become subject to such reporting requirements related to Parent, to be exempt under Rule 16b-3 under the Exchange Act, to the extent permitted by applicable Law.

Section 5.12 Employee Benefit Matters.

(a) For a period of twelve (12) months immediately following the First Effective Time (or if shorter, during the period of employment), Parent shall provide, or shall cause to be provided, to each employee of any Company Entity who continues to be employed by Parent or its Subsidiaries (each, a “Continuing Employee”) with (i) an annual base salary or wage rate that is no less favorable than that provided to each such Continuing Employee immediately prior to the First Effective Time, (ii) except with respect to any individual set forth in Section 5.12(a) of the Company Disclosure Schedule, target annual cash opportunities and long-term incentive compensation opportunities that are no less favorable in the aggregate than those provided to each such Continuing Employee immediately prior to the First Effective Time, (iii) retirement and health and welfare benefits (other than retiree medical or welfare benefits and defined benefit pension plans) that are no less favorable in the aggregate than those provided to each such Continuing Employee immediately prior to the First Effective Time and (iv) severance benefits that are no less favorable than as set forth in Section 5.1(b)(xi) of the Company Disclosure Schedule.

(b) For all purposes (including purposes of vesting, eligibility to participate and level of benefits) under any employee benefit plans of Parent and its Subsidiaries in which any Continuing Employee is eligible to participate on or after the First Effective Time (excluding the Company Benefit Plans) (the “New Plans”), each such Continuing Employee shall be credited with his or her years of service with the Company Entities and their respective predecessors before the First Effective Time, to the same extent as such Continuing Employee was entitled, before the First Effective Time, to credit for such service under any Company Benefit Plan in which such Continuing Employee participated or was eligible to participate immediately prior to the First Effective Time; provided, that the foregoing service credit shall not be required to apply (i) to the extent that its application would result in a duplication of benefits with respect to the same period of service, (ii) for purposes of eligibility, vesting or benefit accruals under any defined benefit pension plan, (iii) for purposes of eligibility, vesting or benefit accruals under any retiree medical or welfare arrangement, and (iv) for purposes of vesting under any future long-term incentive plan grants. In addition, and without limiting the generality of the foregoing, for any New Plans that provide welfare benefits (“Purchaser Welfare Company Benefit Plans”), Parent and the Surviving Entity shall (A) waive, or use commercially reasonable efforts to cause the applicable insurance carrier to waive, all limitations as to eligibility waiting periods and preexisting and at-work conditions, if any, related to participation and coverage requirements applicable to each Continuing Employee (and each covered dependent, spouse or beneficiary) under any Purchaser Welfare Company Benefit Plan to the same extent waived or otherwise satisfied under a comparable Company Benefit Plan, and (B) provide, or use commercially reasonable efforts to cause the insurance carrier to provide, credit to each Continuing Employee (and each covered dependent, spouse or beneficiary) for any co-payments, deductibles and out-of-pocket expenses paid by such Continuing Employee (or covered dependent, spouse or beneficiary) under the Company Benefit Plans during the relevant plan year, up to and including the First Effective Time.

(c) For the performance year during which the Closing occurs, each participant in a Company Benefit Plan that is an annual cash incentive bonus plan (each, a “Company Incentive Plan”) shall be eligible to receive an annual bonus for such performance year equal to the sum of (i) the pro rata portion of such participant’s annual bonus under the Company Incentive Plan based on attainment of the applicable performance measures at the actual level of performance, as determined in good faith and consistent with past practice by the Company Board prior to the First Effective Time, for the portion of the performance period elapsed prior to the Closing (the “Pre-Closing Bonus”), plus (ii) the pro rata portion of such participant’s annual bonus under the Company Incentive Plan for the portion of the performance period following the Closing and through the end of the performance year (the “Post-Closing Bonus” and, together with the Pre-Closing Bonus, the “Closing Year Bonus”) with the amount of each such Post-Closing Bonus to be allocated in consultation with management of the Company immediately following the end of the performance year during which the Closing occurs. The Closing Year Bonuses shall otherwise be subject to the terms of, and shall be paid in accordance with the terms of, the applicable Company Incentive Plan.

(d) Nothing in this Section 5.12 shall be treated as an amendment of, or undertaking to amend, any Benefit Plan. The provisions of this Section 5.12 are solely for the benefit of the respective parties to this Agreement, and nothing in this Section 5.12, express or implied, shall confer upon any Continuing Employee, or legal representative or beneficiary thereof or any other Person, any rights or remedies, including any right to employment or service or continued employment or service for any specified period, or compensation or benefits of any nature or kind whatsoever under this Agreement or a right of any employee or beneficiary of such Continuing Employee or other Person under a Company Benefit Plan that such Continuing Employee or beneficiary or other Person would not otherwise have under the terms of that Company Benefit Plan.

Section 5.13 Stockholder Litigation.

(a) In the event that any Action related to this Agreement, the Mergers or the other transactions contemplated hereby is brought against the Company or its directors by holders of Equity Securities of the Company (“Company Stockholder Litigation”), the Company shall promptly notify Parent of such Company Stockholder Litigation and shall keep Parent reasonably informed on a current basis of the status thereof. The Company shall give Parent the opportunity to participate in, but not control, the defense and settlement of any such Company Stockholder Litigation; provided, however, that the Company shall not settle any Company Stockholder Litigation without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

(b) In the event that any Action related to this Agreement, the Mergers or the other transactions contemplated hereby is brought against Parent or its directors by holders of Equity Securities of Parent (“Parent Stockholder Litigation”), Parent shall promptly notify the Company of such Parent Stockholder Litigation and shall keep the Company reasonably informed on a current basis of the status thereof. Parent shall give the Company the opportunity to participate in, but not control, the defense and settlement of any such Parent Stockholder Litigation.

Section 5.14 Certain Tax Matters.

(a) The Parties shall (and shall cause their Affiliates to) use their respective reasonable best efforts to take, and not fail to take, or cause to be taken any action necessary (i) for the Mergers, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code (the “Intended Tax Treatment”), and (ii) to obtain any tax opinions (A) required to be filed with the SEC in connection with the filing of the Form S-4 or (B) requested by either Party (from such Party’s counsel), including by executing letters of representation at such time or times as may be reasonably requested by counsel. Notwithstanding anything herein to the contrary, the Parties shall not take any action nor fail to take any action if such action or such failure is intended or is reasonably likely to prevent, cause a failure of, or impede the Intended Tax Treatment.

(b) Parent shall promptly notify the Company if, at any time before the First Effective Time, Parent becomes aware of any fact or circumstance that could reasonably be expected to prevent, cause a failure of, or impede the Intended Tax Treatment.

(c) The Company shall promptly notify Parent if, at any time before the First Effective Time, the Company becomes aware of any fact or circumstance that could reasonably be expected to prevent, cause a failure of, or impede the Intended Tax Treatment.

Section 5.15 Company Equity Award Schedule. No earlier than five (5) Business Days prior to, and no later than three (3) Business Days prior to, the anticipated Closing Date (the “Equity Award Reference Date”), the Company shall provide Parent a list of all outstanding Company Equity Awards as of the close of business on the Capitalization Date, including (i) the employee identification number of the holder thereof, (ii) the type of award and number of shares of Company Common Stock related thereto, (iii) the name of the Company Equity Plan under which the award was granted and

(iv) the date of grant and vesting terms, in each case, as of the Equity Award Reference Date. Following such delivery, the Company shall promptly (and in no event later than the day prior to the Closing Date) provide Parent with a list of any changes occurring in such information since the Equity Award Reference Date. The Company’s breach of, or failure to perform or comply with its obligations under, this Section 5.15 shall not be considered a breach of, or a failure to perform or comply with, a covenant or agreement hereunder for purposes of Section 6.2(b) as long as such breach or failure was not in bad faith.

Section 5.16 State Takeover Statutes. If any Takeover Law becomes, or purports to become, applicable to any Merger or the other transactions contemplated hereby, each Party shall grant any approvals and take any actions that are necessary so that such Merger and the other transactions contemplated hereby may be consummated as promptly as reasonably practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the Mergers or the other transactions contemplated hereby.

Section 5.17 Parent Approval. Parent shall take all actions necessary to cause each Merger Sub to perform its obligations under this Agreement and to consummate the Mergers and the other transactions contemplated by this Agreement, in each case, on the terms and conditions set forth in this Agreement. Promptly following the execution and delivery hereof, Parent shall adopt this Agreement as the sole stockholder of Merger Sub I and shall promptly provide evidence of such adoption to the Company.

Section 5.18 Addition of Director. Prior to the Second Effective Time, Parent shall take all necessary action so that, upon the Second Effective Time, the size of the Parent Board shall increase by at least one (1) seat and at least one (1) member of the Company Board shall be appointed to the Parent Board, as selected by mutual agreement of Parent and the Company prior to the Second Effective Time (any such individual, a “New Director”), to hold office until the earliest to occur of the appointment or election of his or her respective successor or his or her resignation or proper removal; provided, that such New Director is willing to serve on the Parent Board, satisfies applicable NYSE independence requirements and provides the Parent Board with all reasonably requested information prior to the Second Effective Time; provided, however, that in no event shall there be more than one (1) New Director without Parent’s written consent in its sole discretion.

ARTICLE VI

CONDITIONS TO THE MERGER

Section 6.1 Conditions to Obligations of Each Party. The respective obligations of Parent and Merger Subs, on the one hand, and the Company, on the other hand, to consummate the Closing are subject to the satisfaction (or waiver by Parent and the Company) prior to the Closing of the following conditions:

(a) Company Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(b) NYSE Stock Exchange Listing. The shares of Parent Common Stock to be issued in connection with the First Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

(c) No Legal Restraint. No Law in any Specified Jurisdiction, whether preliminary, temporary or permanent, shall be in effect that prevents, makes illegal or prohibits the Mergers, the Parent Stock Issuance or any other transaction contemplated hereby, and there shall be no Action initiated by a Governmental Authority in any Specified Jurisdiction pending that seeks to prevent, make illegal or prohibit the Mergers, the Parent Stock Issuance or any other transaction contemplated hereby (any such Law or Action, a “Legal Restraint”).

(d) Form S-4. The Form S-4 Effectiveness Time shall have occurred, and no stop order suspending the Form S-4 shall have been issued by the SEC.

(e) HSR Clearance. The waiting period (and any extension of such period) under the HSR Act applicable to the transactions contemplated hereby shall have expired or otherwise been terminated (the “HSR Clearance”).

Section 6.2 Conditions to Obligations of Parent and Merger Subs. The obligations of Parent and Merger Subs to consummate the Closing are subject to the satisfaction (or waiver by Parent) prior to the Closing of the following conditions:

(a) Representations and Warranties. (i) Each representation and warranty in Article III (except for the representations and warranties in Section 3.1(a), Section 3.2(a), Section 3.2(b) (other than the third sentence thereof), the first sentence of Section 3.2(d), Section 3.2(e), Section 3.3, Section 3.6(b) and Section 3.20) shall be accurate in all respects (read, for purposes of this Section 6.2(a) only, without any qualification as to “material,” “in all material respects,” “Company Material Adverse Effect” or materiality) as of the date hereof and as of the Closing as if made anew as of the Closing (except to the extent any such representation or warranty expressly speaks as of any other specific date, in which case such representation or warranty shall have been accurate in all respects as of such date), except for any failure of such representations and warranties to be accurate as would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, (ii) each representation and warranty the first sentence of Section 3.2(d), Section 3.3 and Section 3.20 shall be accurate in all material respects as of the date hereof and as of the Closing as if made anew as of the Closing (except to the extent any such representation or warranty expressly speaks as of any other specific date, in which case such representation or warranty shall have been accurate in all material respects as of such date), (iii) each representation and warranty in Section 3.6(b) shall be accurate in all respects as of the date hereof and (iv) each representation and warranty in Section 3.1(a), Section 3.2(a), Section 3.2(b) (other than the third sentence thereof) and Section 3.2(e) shall be accurate in all but de minimis respects as of the date hereof and as of the Closing as if made anew as of the Closing (except to the extent any such representation or warranty expressly speaks as of any other specific date, in which case such representation or warranty shall have been accurate in all but de minimis respects as of such date).

(b) Covenants and Agreements. The Company shall have performed or complied with in all material respects all of the covenants and agreements hereunder that this Agreement requires the Company to perform or comply with prior to the Closing.

(c) No Company Material Adverse Effect. Since the date hereof, neither a Company Material Adverse Effect shall have occurred and be continuing nor any event, change, effect, development, state of facts, condition, circumstance or occurrence that would or would reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect shall have occurred and be continuing.

(d) Bringdown Certificate. Parent shall have received a certificate, dated as of the Closing Date and duly executed by an executive officer of the Company, certifying the satisfaction of all conditions in Sections 6.2(a), 6.2(b) and 6.2(c).

Section 6.3 Conditions to Obligations of the Company. The obligation of the Company to consummate the Closing is subject to the satisfaction (or waiver by the Company) prior to the Closing of the following conditions:

(a) Representations and Warranties. (i) Each representation and warranty in Article IV (except for the representations and warranties in Section 4.1(a), the first and third sentences of Section 4.2(a), Section 4.2(b), Section 4.3, Section 4.6(b) and Section 4.10) shall be accurate in all respects (read, for purposes of this Section 6.3(a) only, without any qualification as to “material,” “in all material respects,” “Parent Material Adverse Effect” or materiality) as of the date hereof and as of the Closing as if made anew as of the Closing (except to the extent any such representation or warranty expressly speaks as of any other specific date, in which case such representation or warranty shall have been accurate in all respects as of such date), except for any failure of such representations and warranties to be accurate as would not reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect, (ii) each representation and warranty in Section 4.3 and Section 4.10 shall be accurate in all material respects as of the date hereof and as of the Closing as if made anew as of the Closing (except to the extent any such representation or warranty expressly speaks as of any other specific date, in which case such representation or warranty shall have been accurate in all material respects as of such date), (iii) each representation and warranty in Section 4.6(b) shall be accurate in all respects as of the date hereof and (iv) each representation and warranty in Section 4.1(a), the first and third sentences of Section 4.2(a) and Section 4.2(b), shall be accurate in all but de minimis respects as of the date hereof and as of the Closing as if made anew as of the Closing (except to the extent any such representation or warranty expressly speaks as of any other specific date, in which case such representation or warranty shall have been accurate in all but de minimis respects as of such date).

(b) Covenants and Agreements. Each of Parent and each Merger Sub shall have performed or complied with in all material respects all of the covenants and agreements hereunder that this Agreement requires Parent or Merger Subs to perform or comply with prior to the Closing.

(c) No Parent Material Adverse Effect. Since the date hereof, neither a Parent Material Adverse Effect shall have occurred and be continuing nor any event, change, effect, development, state of facts, condition, circumstance or occurrence that would or would reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect shall have occurred and be continuing.

(d) Bringdown Certificate. The Company shall have received a certificate, dated as of the Closing Date and duly executed by an executive officer of Parent, certifying the satisfaction of all conditions in Sections 6.3(a), 6.3(b) and 6.3(c).

ARTICLE VII

TERMINATION

Section 7.1 Termination.

(a) Termination by Mutual Agreement. Parent and the Company shall have the right to terminate this Agreement at any time prior to the First Effective Time by mutual written agreement, whether before or after the Company Stockholder Approval has been obtained.

(b) Termination by Either Parent or the Company. Each of Parent and the Company shall have the right to terminate this Agreement at any time prior to the First Effective Time, whether before or after the Company Stockholder Approval has been obtained, if:

(i) the Closing has not occurred prior to 5:00 p.m. on February 17, 2022 (the “Outside Date”); provided, however, that, if, as of 5:00 p.m. on the Outside Date, all of the conditions in Article VI have been satisfied or duly waived by all Parties entitled to the benefit thereof (except for (A) the conditions in Section 6.1(c) (but only if each applicable Legal Restraint relates to the HSR Clearance) or Section 6.1(e)) and (B) any condition that by its nature is to be satisfied at the Closing (provided, that such condition would be capable of being satisfied if the Closing Date were the Outside Date), the Outside Date shall be automatically extended to May 17, 2022; provided, further, however, that the right to terminate this Agreement under this Section 7.1(b)(i) shall not be available to a Party if the failure of the Closing to have occurred prior to 5:00 p.m. on the Outside Date (as it may be extended under this Section 7.1(b)(i)) was primarily caused by such Party’s breach of, or such Party’s failure to perform or comply with, any of its covenants or agreements hereunder;

(ii) a Legal Restraint shall be in effect that has become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 7.1(b)(ii) shall not be available to a Party if the existence of such Legal Restraint was primarily caused by such Party’s breach of, or failure to perform or comply with, any of its covenants or agreements hereunder; or

(iii) the Company Stockholder Approval is not obtained at the Company Stockholders Meeting or at any adjournment or postponement thereof at which a vote on the adoption hereof was taken.

(c) Termination by Parent. Parent shall have the right to terminate this Agreement:

(i) prior to the Company obtaining the Company Stockholder Approval, if (A) the Company Board or a committee thereof makes a Company Change of Recommendation (regardless of whether such Company Change of Recommendation was permitted under Section 5.4(e) or Section 5.4(f)); provided, that Parent shall only be entitled to terminate this Agreement pursuant to this Section 7.1(c)(i)(A) if it gives written notice of such termination to the Company in accordance with Section 7.2 within ten (10) Business Day after such Company Change of Recommendation or (B) (1) the Company has committed a Willful Breach of Section 5.4 and (2) such Willful Breach cannot be cured by the date of the Company Stockholders Meeting or, if capable of being so cured, is not cured within ten (10) Business Days after Parent gives written notice of such breach to the Company;

(ii) at any time prior to the First Effective Time, if the Company breaches any of its covenants or agreements hereunder, or any of the Company’s representations or warranties hereunder fails to be accurate, which breach or failure (A) would give rise to the failure of a condition in Section 6.2(a) or Section 6.2(b), as applicable, to be satisfied and (B) cannot be cured by the Company by the Outside Date (as it may be extended under Section 7.1(b)(i)) or, if capable of being so cured, is not cured by the Company within thirty (30) days after Parent delivers written notice of such failure to the

Company; provided, however, that Parent shall not have the right to terminate this Agreement under this Section 7.1(c)(ii) if Parent or Merger Subs breach any of their respective covenants or agreements hereunder, or any of Parent’s or Merger Subs’ respective representations or warranties hereunder fails to be accurate, which failure would give rise to the failure of a condition in Section 6.3(a) or Section 6.3(b), as applicable.

(d) Termination by the Company. The Company shall have the right to terminate this Agreement at any time prior to the First Effective Time if:

(i) (A) the Company Board has authorized the Company to terminate this Agreement under this Section 7.1(d)(i) in response to a Superior Acquisition Proposal in compliance with Section 5.4(e) and (B) substantially concurrently with such termination, a written definitive agreement providing for the consummation of the transactions contemplated by such Superior Acquisition Proposal is duly executed and delivered by the Company and all other parties thereto; provided, however, that the Company shall, concurrently with such termination, pay, or cause to be paid to, Parent the Company Termination Fee under Section 7.3(a); or

(ii) any of Parent or Merger Subs breach any of their respective covenants or agreements hereunder, or any of Parent’s or Merger Subs’ respective representations or warranties hereunder fails to be accurate, which breach or failure (A) would give rise to the failure of a condition in Section 6.3(a) or Section 6.3(b), as applicable, to be satisfied and (B) cannot be cured by Parent or Merger Subs, as applicable, by the Outside Date (as it may be extended under Section 7.1(b)(i)) or, if so capable of being cured, is not cured by Parent or Merger Subs, as applicable, within thirty (30) days after the Company delivers written notice of such failure to Parent; provided, however, that the Company shall not have the right to terminate this Agreement under this Section 7.1(d)(ii) if the Company breaches any of its covenants or agreements hereunder, or any of the Company’s representations or warranties hereunder fails to be accurate, which failure would give rise to the failure of a condition in Section 6.2(a) or Section 6.2(b), as applicable.

Section 7.2 Effect of Termination. This Agreement may be terminated only under Section 7.1. In order to terminate this Agreement under Section 7.1, the Party desiring to terminate this Agreement shall give written notice of such termination to the other Parties under Section 8.5, specifying the subsection of Section 7.1 under which such termination is effected. If this Agreement is terminated under Section 7.1, this Agreement shall immediately become void and of no effect, and no Party (or any other Person) shall have any further Liability, whether arising before, at or after such termination, that may be based on this Agreement, arising out of this Agreement or relating hereto or the negotiation, execution, performance or subject matter hereof, except that (a) the second-to-last and third-to-last sentences of Section 5.6, Section 5.9(c), this Section 7.2, Section 7.3 and Article VIII, and the Parties’ Liabilities thereunder, shall survive such termination and remain in full force and effect in accordance with their terms and (b) no such termination shall relieve any Party from Liability for any Fraud or Willful Breach occurring prior to such termination. No termination hereof shall affect the Parties’ respective obligations under the Confidentiality Agreement, all of which obligations shall survive any termination hereof under their terms (notwithstanding anything in Section 8.7 to the contrary).

Section 7.3 Termination Fees.

(a) Company Termination Fee. If (i) Parent terminates this Agreement under Section 7.1(c)(i) or (ii) the Company terminates this Agreement under Section 7.1(d)(i), the Company shall pay to Parent a fee of $66,000,000 in cash (the “Company Termination Fee”), by wire transfer of immediately available funds in accordance with the Parent Wiring Instructions, (A) no later than two (2) Business Days after the date of such termination for a termination contemplated by the foregoing clause (i) and (B) substantially concurrently with such termination for a termination contemplated by the foregoing clause (ii).

(b) Company Tail Fee. The Company shall pay to Parent the Company Termination Fee if (i) Parent or the Company terminates this Agreement under Section 7.1(b)(iii) and, at the time of such termination, Parent would not have been entitled to terminate this Agreement under Section 7.1(c)(i), (ii) prior to such termination, any Alternative Acquisition Proposal is made known to the Company Board or is publicly announced by the Person making such Alternative Acquisition Proposal and, with respect to any such Alternative Acquisition Proposal that has not been publicly announced, is not withdrawn and (iii) within twelve (12) months after the date of such termination, the Company shall have consummated an Alternative Acquisition Proposal or entered into an Alternative Acquisition Agreement for any Alternative Acquisition Proposal (whether or not the one referred to in the foregoing clause (ii)), which Alternative Acquisition Proposal is ultimately consummated; provided, that for purposes of this Section 7.3(b), the references to “fifteen percent (15%)” in the definition of Alternative Acquisition Proposal shall be deemed to be references to “fifty percent (50%).” If owed under this Section 7.3(b), the Company shall pay to Parent the Company Termination Fee by wire transfer of immediately available funds in accordance with wiring instructions delivered in writing to the Company by Parent as promptly as reasonably practicable and in no event later than two (2) Business Days after the date on which the Alternative Acquisition Proposal is consummated.

(c) Parent Termination Fee. Parent shall pay to the Company a fee of $110,000,000 in cash (the “Parent Termination Fee”) if (i) either Parent or the Company terminates this Agreement under Section 7.1(b)(i) or Section 7.1(b)(ii) (but only if the applicable Legal Restraint relates to Antitrust Laws) and (ii) at the time of any such termination, all of the conditions in Section 6.1 and Section 6.2 have been satisfied or duly waived by all Parties entitled to the benefit thereof, except for (A) the conditions in Section 6.1(c) (but only if the applicable Legal Restraint relates to Antitrust Laws) or Section 6.1(e) and (B) any other condition that by its nature is to be satisfied at the Closing (provided, that such condition would be capable of being satisfied if the Closing Date were the date of such termination). If owed under the foregoing, Parent shall pay to the Company the Parent Termination Fee by wire transfer of immediately available funds in accordance with the Company Wiring Instructions no later than two (2) Business Days after the date of such termination.

(d) Other Agreements.

(i) The covenants and agreements under this Section 7.3 are an integral part of the transactions contemplated hereby, and without such covenants and agreements, the Parties would not have entered into this Agreement. If either Parent or the Company does not pay promptly any amount due under Section 7.3 and in order to obtain such payment, the other Party commences an Action that results in a judgment against such Party for any amount owed thereby under Section 7.3, as applicable, such paying Party shall reimburse the other Party for its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such Action, together with interest on such amount at the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received.

(ii) Notwithstanding anything herein to the contrary (including Section 7.2), if this Agreement is terminated under circumstances in which the Company is required to pay the Company Termination Fee, (A) payment by the Company of the Company Termination Fee, together with any costs and expenses owed by the Company under Section 7.3(d)(i), shall be Parent’s sole and exclusive remedy for any Actions, Liabilities losses, damages, judgments, inquiries, fines and fees, costs and expenses, including attorneys’ fees and disbursements, suffered or incurred by Parent or any of its Representatives that may be based on this Agreement, arise out of this Agreement or relate hereto or the negotiation, execution, performance or subject matter hereof, or the termination hereof or any matter forming the basis for such termination, (B) upon payment of such amount, together with any costs and expenses owed by the Company under Section 7.3(d)(i), the Company and its Representatives shall have no further Liability that may be based on this Agreement, arise out of this Agreement or relate hereto or the negotiation, execution, performance or subject matter hereof, or the termination hereof or any matter forming the basis for such termination, (C) Parent shall not have, and expressly waives and relinquishes, any other right, remedy or recourse (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity) that may be based on this Agreement, arise out of this Agreement or relate hereto or the negotiation, execution, performance or subject matter hereof, or the termination hereof or any matter forming the basis for such termination, and (D) the maximum aggregate Liability of the Company and its Representatives to Parent that may be based on this Agreement, arise out of this Agreement or relate hereto or the negotiation, execution, performance or subject matter hereof, or the termination hereof or any matter forming the basis for such termination, shall not exceed the Company Termination Fee, together with any costs and expenses owed by the Company under Section 7.3(d)(i), and Parent and its Representatives shall not seek to recover monetary damages in excess of such amount. Notwithstanding anything herein to the contrary (including Section 7.2), in no event shall the Company be required to pay to Parent the Company Termination Fee more than once.

(iii) Notwithstanding anything herein to the contrary (including Section 7.2), if this Agreement is terminated under circumstances in which Parent is required to pay the Parent Termination Fee, (A) payment by Parent of the Parent Termination Fee, together with any costs and expenses owed by Parent under Section 7.3(d)(i), shall be the Company’s sole and exclusive remedy for any Actions, Liabilities losses, damages, judgments, inquiries, fines and fees, costs and expenses, including attorneys’ fees and disbursements, suffered or incurred by the Company or any of its Representatives that may be based on this Agreement, arise out of this Agreement or relate hereto or the negotiation, execution, performance or subject matter hereof, or the termination hereof or any matter forming the basis for such termination, (B) upon payment of such amount, together with any costs and expenses owed by Parent under Section 7.3(d)(i), Parent and its Representatives shall have no further Liability that may be based on this Agreement, arise out of this Agreement or relate hereto or the negotiation, execution, performance or subject matter hereof, or the termination hereof or any matter forming the basis for such termination, (C) the Company shall not have, and expressly waives and relinquishes, any other right, remedy or recourse (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity)

that may be based on this Agreement, arise out of this Agreement or relate hereto or the negotiation, execution, performance or subject matter hereof, or the termination hereof or any matter forming the basis for such termination, and (D) the maximum aggregate Liability of Parent and its Representatives to the Company that may be based on this Agreement, arise out of this Agreement or relate hereto or the negotiation, execution, performance or subject matter hereof, or the termination hereof or any matter forming the basis for such termination, shall not exceed the Parent Termination Fee, together with any costs and expenses owed by Parent under Section 7.3(d)(i), and the Company and its Representatives shall not seek to recover monetary damages in excess of such amount. Notwithstanding anything herein to the contrary (including Section 7.2), in no event shall Parent be required to pay to the Company the Parent Termination Fee more than once.

ARTICLE VIII

MISCELLANEOUS

Section 8.1 Amendment and Modification. This Agreement may be amended, changed and supplemented in any and all respects, whether before or after the Company Stockholder Approval is obtained, only by the written agreement of the Parties; provided, however, that this Agreement shall not be amended, changed or supplemented following the Company obtaining the Company Stockholder Approval unless, to the extent required by applicable Law, approved by the Company Stockholders.

Section 8.2 Extension; Waiver. At any time prior to the First Effective Time, each Party may (a) extend the time for the performance of any obligation or other act of the other Parties, (b) waive any inaccuracies in the representations and warranties hereunder of the other Parties or (c) subject to the proviso of Section 8.1, waive compliance with any covenant or agreement hereunder of the other Parties or any of its conditions to the Closing in Article VI; provided, that any such extension or waiver shall be in an instrument in writing signed on behalf of such extending or waiving Party. Except as required by applicable Law, no waiver hereof shall require the approval of the Company Stockholders. The failure of any Party to assert any of its rights hereunder or otherwise shall not be a waiver of such rights, and no single or partial exercise by any Party of any of its rights hereunder shall preclude any other or further exercise of such rights or any other rights hereunder.

Section 8.3 No Other Representations or Warranties; No Survival of Representations and Warranties.

(a) Except for the representations and warranties in Article III, Parent and Merger Subs acknowledge and agree that (i) none of the Company or any of its Affiliates or Representatives makes, or has made, any other express or implied representation or warranty in connection with or related to the transactions contemplated hereby and (ii) Parent and Merger Subs have relied solely upon such representations and warranties and their own independent investigation, and have not relied on, or been induced by, any other representation, warranty or other statement of the Company or any of its Affiliates or Representatives, in making their respective determination to enter into this Agreement and proceed with the transactions contemplated hereby. Without limiting the foregoing, Parent and Merger Subs acknowledge and agree that the Company has not made and is not making any representations or warranties whatsoever regarding (A) any forecasts, projections, estimates or budgets discussed with, delivered to or made available to Parent or Merger Subs or to any of their Representatives, or otherwise (including in certain “data rooms” “virtual rooms,” management presentations or in any form in expectation of, or in connection with, the transactions contemplated hereby) regarding the future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Company or any Subsidiary of the Company or the future business and operations of the Company or any Subsidiary of the Company or (B) except for the representations and warranties in Article III, any oral or written information made available to Parent or Parent’s Affiliates or Representatives in the course of their due diligence investigation of the Company, the negotiation hereof or in the course of the transactions contemplated hereby.

(b) Except for the representations and warranties in Article IV, the Company acknowledges and agrees that (i) none of Parent, Merger Subs or any of their respective Affiliates or Representatives makes, or has made, any other express or implied representation or warranty in connection with or related to the transactions contemplated hereby and (ii) the Company has relied solely upon such representations and warranties and its own independent investigation, and has not relied on, or been induced by, any other representation, warranty or other statement of Parent, Merger Subs or any of their respective Affiliates or Representatives, in making its determination to enter into this Agreement and proceed with the transactions contemplated hereby. Without limiting the foregoing, the Company acknowledges and agrees that Parent has not made and is not making any representations or warranties whatsoever regarding (A) any forecasts, projections, estimates or budgets discussed with, delivered to or made available to the Company or to any of its Representatives, or otherwise

(including in certain “data rooms” “virtual rooms,” management presentations or in any form in expectation of, or in connection with, the transactions contemplated hereby) regarding the future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of Parent or any Subsidiary of Parent or the future business and operations of Parent or any Subsidiary of Parent or (B) except for the representations and warranties in Article IV, any oral or written information made available to the Company or the Company’s Affiliates or Representatives in the course of their due diligence investigation of Parent, the negotiation hereof or in the course of the transactions contemplated hereby.

(c) Any inaccuracies in the representations and warranties herein are subject to waiver by the Parties in accordance herewith without notice or liability to any other Person. Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date hereof or as of any other date.

(d) None of the representations and warranties herein or in any schedule, instrument or other document delivered hereunder shall survive the First Effective Time. Nothing herein, including this Section 8.3, shall eliminate or limit any Party’s available remedies for, or any Person’s Liability for, Fraud.

Section 8.4 Non-Recourse. This Agreement may only be enforced against, and any Action or cause of action that may be based on this Agreement, arise out of this Agreement or related hereto or the negotiation, execution, performance or subject matter hereof may only be brought against, the Parties and any third-party beneficiary of Article II or Section 5.8. No past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or Representative of any Party and (b) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or Representative of any of the foregoing shall have any Liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or Liabilities of any Party hereunder for any such Action or cause of action.

Section 8.5 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (a) when delivered personally by hand (with written confirmation of receipt by non-automatic means, whether electronic or otherwise), (b) when received by email or (c) one (1) Business Day following the day sent by an internationally recognized overnight courier (with written confirmation of receipt), in each case, at the following addresses and email addresses (or to such other address or email address as a Party may have specified by notice given to the other Party under this provision):

(a) if to Parent or Merger Subs, to:

Performance Food Group Company

12500 West Creek Parkway

Richmond, VA 23238

Attention:    A. Brent King

Email:          brent.king@pfgc.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

1440 New York Avenue, N.W.

Washington, DC 20005

Attention:    Jeremy London

Email:          jeremy.london@skadden.com

(b) if to the Company, to:

Core-Mark Holding Company, Inc.

1500 Solana Blvd.

Suite 3400

Westlake, TX 76262

Attention:    Scott McPherson

Email:          smcpherson@core-mark.com

with a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP

201 Redwood Shores Parkway

Redwood Shores, CA 94065

Attention:    Craig Adas

Email:          craig.adas@weil.com

and

Weil, Gotshal & Manges LLP

200 Crescent Court

Dallas, TX 75201

Attention:    James R. Griffin

Email:          james.griffin@weil.com

Section 8.6 Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall be one (1) and the same instrument. Delivery of an executed counterpart hereof by electronic transmission (including email or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) shall be effective as delivery of an original counterpart hereof.

Section 8.7 Entire Agreement; Third-Party Beneficiaries. This Agreement (together with the Disclosure Schedules) and the Confidentiality Agreement (except for Section 7 thereof, which shall terminate and be of no force or effect after the Parties’ execution and delivery hereof) (a) are the entire agreement and supersede all prior agreements and understandings, both written and oral, among the Parties related to the subject matter hereof and thereof (although any provisions of the Confidentiality Agreement conflicting with this Agreement shall be governed by this Agreement) and (b) are not intended to confer any rights, benefits, remedies or Liabilities on any Person other than the Parties and their respective successors and permitted assigns, except (i) following the First Effective Time, the rights of the holders of Converted Shares to receive the Merger Consideration in accordance with Article II, any cash in lieu of fractional shares under Section 2.3 and any dividends or other distributions payable under Section 2.5(d) and the rights of holders of Company RSUs, Company Director RSUs and Company PSUs to receive the consideration provided in Section 2.7 in accordance with the terms and conditions thereof, and (ii) as provided in Section 5.8(e).

Section 8.8 Severability. If any term, provision, covenant or restriction hereof is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions hereof shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 8.9 Assignment. Neither this Agreement nor any of the rights, interests, covenants or agreements hereunder shall be assigned by any of the Parties, in whole or in part (whether by operation of Law or otherwise), without the prior written consent of the other Parties, and any such assignment without such consent shall be null and void, except that (A) either Merger Sub may assign, in its sole discretion, any or all of its rights, interests and obligations hereunder to any entity that is wholly owned, directly or indirectly, by Parent and (B) Parent and either Merger Sub may assign its rights, but not its obligations, hereunder to any Financing Source. This Agreement shall be binding on, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns.

Section 8.10 Applicable Law; Jurisdiction; WAIVER OF JURY TRIAL. This Agreement, and all Actions and causes of action (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity), that may be based on this Agreement, arise out of this Agreement or relate hereto or the negotiation, execution, performance or subject matter hereof, shall be governed by the Laws of the State of Delaware applicable to agreements made and to be performed solely therein, without giving effect to principles of conflicts of law. For any Action or cause of action that may be based on this Agreement, arise out of this Agreement or relate hereto or the negotiation, execution, performance or subject matter hereof, each Party (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the U.S. District Court for the District of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware, (b) agrees that all such Actions and causes of action shall be heard and determined exclusively under the foregoing clause (a), (c) waives any objection to laying venue in any such Actions or cause of action in such courts, (d) waives any objection that any such court is an inconvenient forum or does not have jurisdiction over any Party and (e) agrees that service of process upon such Party in any such Action or cause of action shall be effective if such process is given as a notice under Section 8.5. EACH PARTY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION OR CAUSE OF ACTION THAT MAY BE BASED ON THIS

AGREEMENT, ARISE OUT OF THIS AGREEMENT OR RELATE HERETO OR THE NEGOTIATION, EXECUTION, PERFORMANCE OR SUBJECT MATTER HEREOF.

Section 8.11 Remedies. The Parties acknowledge and agree that irreparable damage would occur in the event that any provision hereof was not performed under their specific terms or were otherwise breached and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that, at any time prior to the termination hereof under Article VII, the Parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches hereof and to enforce specifically the performance of terms and provisions hereof, without proof of actual damages (and each Party waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The Parties further agree not to assert (a) that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason or (b) that a remedy of monetary damages would provide an adequate remedy for any such breach. If any Party brings any Action to enforce specifically the performance of terms and provisions hereof prior to the valid termination hereof, the Outside Date shall be automatically extended until such Action is fully and finally resolved.

Section 8.12 Publicity. Each Party shall consult with each other before issuing, and provide each other a reasonable opportunity to review and comment on (and reasonably consider such comments), any press release or any public statement primarily related to this Agreement or the transactions contemplated hereby, in each case, except for (a) any action pursuant to and in compliance with Section 5.4, (b) any press release or other public statement that is consistent in all material respects with previous press releases or public statements made by a Party as permitted by this Section 8.12, including in investor conference calls, filings with the SEC, Q&As or other publicly disclosed documents or (c) as such Party may reasonably determine is required by applicable Law or the rules of NYSE or Nasdaq (provided, that, to the extent not prohibited by applicable Law or the rules of NYSE or Nasdaq and reasonably practicable, the disclosing Party under this clause (c) shall provide the nondisclosing Parties a reasonable opportunity to review any such disclosure). Notwithstanding the foregoing, Parent and the Company shall issue a mutually acceptable initial joint press release announcing this Agreement. For the avoidance of doubt, neither the foregoing nor any other provision hereof shall limit any customary disclosure made by Parent and its Affiliates to the Financing Sources, rating agencies, existing lenders (and related agents) or otherwise in connection with efforts or activities by Parent to obtain the Financing.

Section 8.13 Expenses. All fees and expenses incurred by the Parties shall be borne solely by the Party that has incurred such fees and expenses.

Section 8.14 Construction.

(a) No Strict Construction. The Parties have been represented by counsel during the negotiation and execution hereof and, therefore, waive the application of any applicable Law, holding or rule of construction providing that ambiguities in a Contract or other document shall be construed against the Party drafting such Contract or document. Each Party has participated in the drafting and negotiation hereof. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of authorship of any of the provisions hereof.

(b) Time. When calculating the period of time prior to which, within which or after which any act is to be done or step taken pursuant hereto, (i) the date that is the reference date in calculating such period shall be excluded and (ii) if the last day of such period is not a Business Day, the period in question shall end on the next succeeding Business Day. Unless specified otherwise herein, any reference herein to a specific time shall be to such time in the North American Central Time Zone.

(c) Dollars. Unless otherwise specifically indicated, any reference herein to “$” means U.S. dollars.

(d) Gender and Number. Any reference herein to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa.

(e) Articles, Sections and Headings. When a reference is made herein to an Article or a Section, such reference shall be to an Article or a Section hereof unless otherwise indicated. The table of contents and headings contained herein are for reference purposes only and shall not affect in any way the meaning or interpretation hereof.

(f) Include. Whenever the words “include,” “includes” or “including” are used herein, they shall be deemed to be followed by the words “without limitation.”

(g) Hereof. The words “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used herein shall refer to this Agreement as a whole and not to any particular provision hereof.

(h) Extent. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.”

(i) Contracts; Laws. (i) Any Contract referred to herein or in the Disclosure Schedule means such Contract as from time to time amended, modified or supplemented prior to the Closing, unless otherwise specifically indicated, and (ii) any Law defined or referred to herein means (A) such Law as from time to time amended, modified or supplemented prior to the date hereof, unless otherwise specifically indicated, and (B) any rules and regulations promulgated under such Law by a Governmental Authority.

(j) Persons. References to a person are also to its successors and permitted assigns.

(k) Exhibits and Disclosure Schedules. The Exhibits hereto and the Disclosure Schedules are incorporated and made a part hereof and are an integral part hereof. The Disclosure Schedules shall be organized into sections that correspond to the Sections hereof. Any information disclosed in any section of a Disclosure Schedule corresponding to a Section in Article III or Article IV shall qualify such Section and any other Section in Article III or Article IV, as applicable, if such information’s relevance to such other Section is reasonably apparent on its face. Each capitalized term used in any Exhibit or in the Disclosure Schedules but not otherwise defined therein has the meaning given to such term herein. The Disclosure Schedules may include items that are not material in order to avoid any misunderstanding, and such inclusion, or any references to dollar amounts herein or in the Disclosure Schedules, shall not be deemed to be an acknowledgement or representation that such items are material, to establish any standard of materiality or to define further the meaning of such terms for purposes hereof or otherwise.

(l) Assets; Ownership of Equity Securities. Unless the context otherwise requires, (i) any reference herein to “assets” shall include tangible assets (including real property) and intangible assets and (ii) any reference herein to the ownership of Equity Securities shall refer to both record ownership and Beneficial Ownership of such Equity Securities.

(m) Made Available. Any document or information shall be deemed to have been “made available” to Parent or the Company, as applicable, only if such document or information (i) has been uploaded to the “Project Longhorn” electronic data room folders hosted by Intralinks, Inc. in connection with the transactions contemplated hereby (including any “clean room” folders of such data room) or (ii) is publicly available in the SEC’s Electronic Data Gathering, Analysis and Retrieval (EDGAR) database.

Section 8.15 Definitions.

(a) As used herein, each of the following underlined and capitalized terms has the meaning specified in this Section 8.15(a):

“Action” means any suit, action, litigation, proceeding, arbitration, mediation, audit, hearing, inquiry, dispute, investigation or subpoena, civil investigative demand or other request for information (in each case, whether civil, criminal, administrative, investigative, formal or informal) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Authority.

“Affiliate” means, for any Person, another Person that directly or indirectly, through one (1) or more intermediaries, controls, is controlled by or is under common control with such first Person; provided, that “control” (including the terms “controlled by” and “under common control with”), for the relationship between or among two (2) or more Persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or any other means.

“Anti-Bribery Laws” means the anti-bribery provisions of the Foreign Corrupt Practices Act of 1977 and all other applicable anti-corruption and bribery Laws (including the U.K. Bribery Act 2010 or other Laws of other countries implementing the OECD Convention on Combating Bribery of Foreign Officials).

“Anti-Money Laundering Laws” means all applicable Laws related to the prevention of money laundering or countering the financing of terrorism, including the Currency and Financial Transactions Reporting Act of 1970, as amended by the USA PATRIOT Act, which legislative framework is commonly referred to as the “Bank Secrecy Act.”

“Antitrust Laws” means the HSR Act, the Sherman Antitrust Act, the Clayton Antitrust Act of 1914 and any other Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

“Beneficially Own” means, for any Person with respect to any Equity Security, such Person having or sharing, directly or indirectly, through any Contract, relationship or otherwise, (i) the power to vote, or to direct the voting of, such Equity Security, (ii) the power to dispose of, or to direct the disposition of, such Equity Security or (iii) the ability to profit or share in any profit derived from a transaction in such Equity Security, and shall otherwise be interpreted consistent with the term “beneficial ownership,” as defined in Rule 13d-3 under the Exchange Act; provided, that “Beneficial Ownership” and “Beneficially Owned” shall have correlative meaning.

“Benefit Plan” means each (i) “employee benefit plan” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, (ii) bonus, stock option, stock purchase, restricted stock, equity or equity-based award, incentive, deferred compensation, retirement, pension, profit sharing, retiree medical, life insurance, supplemental retirement, vacation, medical, dental, vision, prescription or fringe benefit, relocation or expatriate benefit, perquisite, disability or sick leave benefit, employee assistance, supplemental unemployment benefit or other benefit plans, programs or arrangements and (iii) employment, termination, severance, change in control, salary continuation, transaction bonus or retention Contracts, in each case whether written or oral.

“Business Day” means any day except a Saturday, a Sunday or other day on which the SEC or the banking institutions in New York, New York or Dallas, Texas are authorized or required by Law to be closed.

“CBD Products” means edible or topical products containing broad spectrum hemp extract or cannabidiols.

“Clean Team Agreement” means the Clean Team Confidentiality Agreement, dated as of April 6, 2021, by and between Parent and the Company.

“Code” means the Internal Revenue Code of 1986.

“Collective Bargaining Agreement” means any labor agreement, collective bargaining agreement or any other labor-related agreements or arrangements with any labor union, trade union, labor organization or other employee representative body.

“Company Benefit Plan” means any Benefit Plan (i) to which any Company Entity is a party or (ii) sponsored, maintained or contributed to, or required to be maintained or contributed to by any Company Entity.

“Company Board” means the board of directors of the Company, including any committee thereof, as applicable.

“Company Common Stock” means the common stock, par value $0.01 per share, of the Company.

“Company Director RSU” means each time-vested restricted stock unit granted to any nonemployee member of the Company Board pursuant to a Company Equity Plan.

“Company Disclosure Schedule” means the disclosure schedule delivered to Parent by the Company concurrently with the Company’s execution and delivery hereof.

“Company Equity Award” means each Company Director RSU, Company PSU, and Company RSU.

“Company Equity Plan” means the Company 2019 Long-Term Incentive Plan, the Company 2010 Long-Term Incentive Plan, and the Company 2007 Long-Term Incentive Plan.

“Company Intellectual Property” means any Intellectual Property owned or purported to be owned by the Company Entities.

“Company IT Assets” means all IT Assets that are owned or purported to be owned by any Company Entity or licensed, leased or used as a service (e.g., IaaS, PaaS and SaaS offerings) by, on behalf of or for the benefit of any Company Entity.

“Company Material Adverse Effect” means any material adverse change in the business, condition (financial or otherwise) or results of operations of the Company Entities, taken as a whole; provided, however, that any change arising out of any of the following shall not be such a Company Material Adverse Effect or be taken into account in determining whether such a Company Material Adverse Effect has occurred or would reasonably be expected to occur:

(i) any change in general U.S. or global economic conditions;

(ii) any change in the general conditions of any industry in which any Company Entity operates;

(iii) any change in general regulatory, legislative or political conditions or in securities, credit, financial, debt or other capital markets, in each case in the United States or any foreign jurisdiction;

(iv) any change in applicable Law (including COVID-19 Measures) or GAAP (or authoritative interpretations thereof) after the date hereof;

(v) any change in geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism;

(vi) natural disasters, earthquakes, floods, hurricanes, or other acts of nature (including epidemics, pandemics and disease outbreaks, including COVID-19) or any worsening of such conditions threatened or existing as of the date hereof;

(vii) (A) the execution and delivery hereof, the public announcement, pendency or anticipated consummation hereof, the Mergers or any other transaction contemplated hereby, including the impact thereof on relationships with customers, suppliers, vendors, partners, Governmental Authorities or employees, (B) the Company having performed or complied with its covenants and agreements hereunder (except for performance or compliance with Section 5.1) or (C) the taking of any action at the written request of or with the prior written consent of Parent;

(viii) (A) any decline, in and of itself, in the trading price or trading volume of the Company Common Stock, (B) any failure, in and of itself, by the Company to meet public estimates or forecasts of revenues, earnings or other financial metrics or (C) any failure, in and of itself, to meet any internal or published projections, forecasts, estimates or predictions of revenues, earnings or other financial or operating metrics for any period or (D) any reduction, in and of itself, in the credit rating of the Company or any of the Company Subsidiaries (provided, that any event, change, effect, development, state of facts, condition, circumstance and occurrence giving rise to or contributing to such decline, failure or reduction that is not otherwise excluded from the definition of Company Material Adverse Effect may be taken into account in determining whether a Company Material Adverse Effect has occurred or whether a Company Material Adverse Effect would reasonably be expected to occur); or

(ix) any Company Stockholder Litigation;

provided, however, that any event, change, effect, development, state of facts, condition or occurrence referred to in the foregoing clauses (i)–(vi) may be taken into account in determining whether a Company Material Adverse Effect has occurred or whether a Company Material Adverse Effect would reasonably be expected to occur, in each case, to the extent that such fact, circumstance, occurrence, effect, development, change or condition has a disproportionate adverse effect on the Company Entities, taken as a whole, relative to the adverse effects thereof on other companies operating in any industry in which the Company Entities operate (provided, that only such disproportionate effect shall be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur).

“Company PSU” means each performance-vested restricted stock unit granted pursuant to a Company Equity Plan.

“Company Registered Intellectual Property” means all Company Intellectual Property that is material to the Company Entities, taken as a whole, and currently registered or subject to a pending application for registration with a Governmental Authority throughout the world.

“Company RSU” means each time-vested restricted stock unit granted pursuant to a Company Equity Plan other than a Company Director RSU.

“Company Service Provider” means each current or former director, officer, employee or other natural person service provider of any Company Entity.

“Company Software” means all Software that is used or held for use in the conduct of the business of the Company Entities as currently conducted.

“Company Stockholders” means the holders of Company Common Stock.

“Company Wiring Instructions” means the wiring instructions disclosed in Section 8.15 of the Company Disclosure Schedule or any other wiring instructions that the Company delivers to Parent in writing in lieu thereof.

“Confidentiality Agreement” means the letter agreement, dated March 26, 2021, by and between Parent and the Company.

“Constituent Documents” means, for any Person, the charter, the certificate or articles of incorporation or formation, bylaws, limited liability company or operating agreement or comparable organizational documents of such Person, as the same may be amended, supplemented or otherwise modified from time to time.

“Contract” means any legally binding written or oral note, bond, debenture, mortgage, indenture, deed of trust, license, lease, agreement or other legally binding contract, agreement, commitment, instrument, understanding or obligation.

“COVID-19” means SARS-CoV-2 or COVID-19 and any natural evolutions thereof or related or associated epidemics, pandemics or disease outbreaks thereof.

“COVID-19 Legislation” means the Coronavirus Aid, Relief, and Economic Security (CARES) Act of 2020, Pub. L. 116-136; the Families First Coronavirus Response Act, Pub. L. No. 116-127; the Consolidated Appropriations Act, 2021, Pub. L. No. 116-260; and any other U.S., non-U.S., state or local stimulus fund or relief programs or Laws enacted by a Governmental Authority in connection with or in response to COVID-19.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, changes to business operations, social distancing, shut down, closure, sequester or any other law, order, directive, guidelines, restrictions or recommendations of any Governmental Authority, the Centers for Disease Control and Prevention, the World Health Organization or any applicable industry group in connection with or in response to COVID-19, including COVID-19 Legislation.

“Disclosure Schedules” means the Company Disclosure Schedule or the Parent Disclosure Schedule.

“Environmental Claim” means any Action alleging liability related to or arising out of any Environmental Law or Environmental Permit, including those related to an actual or alleged Release of, or exposure to, any Hazardous Materials or violation of any Environmental Law or Environmental Permit.

“Environmental Laws” means all Laws related to pollution or protection of the environment, human health and safety, or natural resources, including laws related to Releases or threatened Releases of Hazardous Materials into the indoor or outdoor environment (including air, surface water, groundwater, land, surface and subsurface strata).

“Environmental Permit” means any Permit required or issued pursuant to applicable Environmental Laws.

“Equity Award Exchange Ratio” means the sum of (i) the Exchange Ratio, plus (ii) the quotient of (A) the Per-Share Cash Amount, divided by (B) the Parent Stock Value.

“Equity Securities” means, for any Person, any (i) shares or units of capital stock or voting securities, membership or limited liability company interests or units, partnership interests or other ownership interests (whether voting or nonvoting) in such Person, (i) other interest or participation (including phantom shares, units or interests or stock appreciation rights) in such Person that confers on the holder thereof the right to receive a share of the profits and losses of, or distribution of assets of, such Person or a payment from such Person based on or resulting from the value or price of any of the interests in the foregoing clause (i), (iii) subscriptions, calls, warrants, options, market stock units, stock performance units, restricted stock units, derivative contracts, forward sale contracts or commitments of any kind or character related to, or entitling any Person or entity to purchase or otherwise acquire any of the interests in the foregoing clauses (i) and (ii) from such Person, or (iv) securities convertible into or exercisable or exchangeable for any of the interests in the foregoing clauses (i)–(iii).

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means, for any Person, each trade or business, whether or not incorporated, that, together with such Person, would be deemed a “single employer” within the meaning of Section 4001(b) of ERISA or Section 414 of the Code.

“Exchange Act” means the Securities Exchange Act of 1934.

“Existing Credit Facility” means the Credit Agreement, dated October 12, 2005, among the Company, Core-Mark International, Inc., Core-Mark Holdings I, Inc., Core-Mark Holdings II, Inc., Core-Mark Holdings III, Inc., Core-Mark Midcontinent, Inc., Core-Mark Interrelated Companies, Inc., Head Distributing Company and Minter-Weisman Co., the lenders signatory thereto, JPMorgan Chase Bank, N.A., as administrative agent, General Electric Capital Corporation and Wachovia Capital Finance Corporation (Western), as co-syndication agents, and Bank of America, N.A. and Wells Fargo Foothill, LLC, as co-documentation agents, as amended.

“Financing Sources” means the Persons that have committed to provide or otherwise entered into, or in the future will commit to provide or otherwise enter into, agreements in connection with the Financing, or alternative financings in connection with the transactions contemplated hereby, and any joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto together with their respective Representatives and their respective successors and assigns.

“Fraud” means a claim for Delaware common law fraud brought in respect of a representation or warranty made in Article III or Article IV; provided, that at the time such representation was made (i) such representation was false or inaccurate, (ii) the Party making such representation had actual knowledge of the falsity or inaccuracy of such representation, (iii) such Party had the intent to deceive another Party hereto or to induce such other Party to act or refrain from acting and (iv) the other Party acted in reliance on such false or inaccurate representation and suffered monetary loss as a result. For the avoidance of doubt, “Fraud” does not include any claim for equitable fraud, promissory fraud, unfair dealings fraud, or any torts (including a claim for fraud) based on negligence or recklessness.

“GAAP” means generally accepted accounting principles in the United States.

“Government Bid” means a bid, quote, tender or proposal which, if accepted, would result in a Government Contract.

“Government Contract” means any (i) Contract, including an individual task order, delivery order, purchase order, blanket purchase agreement, basic ordering agreement, teaming agreement, joint venture agreement, and letter contract, between any Company Entity and any Governmental Authority and (ii) any subcontract or other Contract by which (A) any Company Entity has agreed to provide goods or services of any type to a prime contractor or to a higher-tier subcontractor or (B) a subcontractor or vendor has agreed to provide goods or services to any Company Entity, where, in the case of (A) and (B) above, such goods or services ultimately will benefit or be used by a Governmental Authority, including, in each case, any such Contract as to which the period of performance has ended but right of a Governmental Authority or a higher-tier contractor to review, audit or investigate has not expired.

“Governmental Authority” means any U.S. or foreign federal, state, provincial or local governmental authority, court, government or self-regulatory organization, commission, arbitrator (public or private), tribunal or organization or any regulatory, administrative or other agency, or any political or other subdivision, department or branch of any of the foregoing.

“Hazardous Materials” means (i) any petrochemical or petroleum products, radioactive materials, asbestos, urea formaldehyde foam insulation, polychlorinated biphenyls, per- and polyfluoroalkyl substances (PFAS), radioactive materials and radon gas or (ii) any chemicals, materials or substances defined by any applicable Environmental Law as “hazardous substances,” “hazardous wastes,” “hazardous materials,” “restricted hazardous materials,” “extremely hazardous substances,” “toxic substances,” “contaminants” or “pollutants” or words of similar meaning and regulatory effect.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Indebtedness” means, for any Person, (i) the aggregate indebtedness for borrowed money, including any accrued interest, fees and cost or penalty associated with prepaying such indebtedness and any such obligations evidenced by bonds, debentures, notes or similar obligations, (ii) obligations under any deferred purchase price arrangements, (iii) capitalized lease obligations that are classified as a balance sheet liability in accordance with GAAP, (iv) obligations under any sale and leaseback transaction, synthetic lease or tax ownership operating lease transaction (whether or not recorded on the balance sheet), (v) obligations related to hedging, swaps or similar arrangements, (vi) obligations related to the face amount of all letters of credit, bankers’ acceptances and similar obligations issued for the account of such Person, (vii) any securities or other equity instruments that under the body of accounting principles applicable to such Person are characterized as debt, (viii) all guarantee obligations of such Person for obligations of the kind referred to in the foregoing clauses (i)–(vii) and (ix) all obligations of the kind referred to in the foregoing clauses (i)–(viii) secured by (or for which the holder of such obligation has an existing right, contingent or otherwise, to be secured by) any security interest on property (including accounts and contract rights) of such Person, whether or not such Person has assumed or become liable for the payment of such obligation, in each case, owed by such Person.

“Intellectual Property” means all intellectual property rights throughout the world, including all U.S. and foreign (i) patents, patent applications, invention disclosures and all related continuations, continuations-in-part, divisionals, reissues, reexaminations, substitutions, renewals and extensions of any of the foregoing (collectively, “Patents”), (ii) trademarks, service marks, names, corporate names, trade names, domain names, logos, slogans, trade dress, design rights and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing, and all applications, registrations, renewals and extensions of any of the foregoing (collectively, “Marks”), (iii) works of authorship, copyrights, copyrightable subject matter, databases and database rights, rights in collections of data, mask work rights, whether or not registered and all applications, registrations, renewals, extensions and reversions of any of the foregoing, (iv) trade secrets and other confidential or proprietary information, ideas, know-how, inventions, proprietary processes, formulae, models and methodologies and (v) Software.

“International Trade Laws” means (i) all trade, import, customs, export control, and anti-boycott regulations imposed, administered or enforced from time to time by relevant Governmental Authorities, including, but not limited to, those administered under, or orders issued by, the U.S. Arms Export Control Act, the International Traffic in Arms Regulations, the Export Administration Act, the Export Administration Regulations, the U.S. Department of State, the U.S. Department of Commerce, the U.S. Internal Revenue Service, the U.S. Department of Homeland Security, the U.S. Customs and Border Protection, and the U.S. Department of the Treasury and (ii) all trade, import, customs, and export control regulations under any laws or regulations in any country or jurisdiction outside of the United States in which any of the Company Entities is located, operates or does business.

“IT Assets” means computers, servers, workstations, routers, hubs, switches, data communications lines, networks, and all other information technology equipment and systems.

“Knowledge” means the actual knowledge, after reasonable inquiry, of (i) for Parent, George Holm, James Hope, A. Brent King and Liz Mountjoy and (ii) for the Company, Scott McPherson, Christopher Miller, Jennifer Hulett, Brian Brandon and Greg Antholzner.

“Laws” means any law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, Order or other similar requirements enacted, adopted, promulgated, issue or applied by a Governmental Authority, including all Antitrust Laws and Environmental Laws.

“Lien” means any lien, security interest, deed of trust, mortgage, pledge, encumbrance, restriction on transfer, proxies, voting trusts or agreements, hypothecation, assignment, claim, right of way, defect in title, encroachment, easement, restrictive covenant, charge, deposit arrangement or preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including any restriction on the voting interest of any security, any restriction on the transfer of any security (except for those imposed by applicable securities Laws) or other asset or any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Nasdaq” means the Nasdaq Global Select Market.

“NYSE” means the New York Stock Exchange.

“Order” means any order, writ, injunction, decree, judgment, award, settlement or stipulation issued, promulgated, made, rendered or entered into by, with or under any Governmental Authority (in each case, whether temporary, preliminary or permanent).

“Ordinary Course of Business” means the ordinary and usual course of day-to-day operations of the businesses of the Company Entities or Parent Entities, as applicable, consistent with past custom and practice; provided, that no action or omission that would constitute a breach of Contract, violation of Law or any tort (including negligence) shall be an action or omission in the Ordinary Course of Business.

“Parent Board” means the board of directors of Parent, including any committee thereof, as applicable.

“Parent Common Stock” means the common stock, par value $0.01 per share, of Parent.

“Parent Disclosure Schedule” means the disclosure schedule delivered to the Company concurrently with Parent’s execution and delivery hereof.

“Parent Entities” means Parent and the Parent Subsidiaries.

“Parent Equity Awards” means time-based restricted stock awards, time-based restricted stock units, performance-based restricted stock units, deferred stock units and stock options granted under the Parent Equity Plan or otherwise.

“Parent Equity Plan” means the Parent 2015 Omnibus Incentive Plan and the Parent Amended and Restated 2007 Management Option Plan.

“Parent Material Adverse Effect” means any material adverse change in the business, condition (financial or otherwise) or results of operations of the Parent Entities, taken as a whole; provided, however, that any change arising out of any of the following shall not be such a Parent Material Adverse Effect or be taken into account in determining whether such a Parent Material Adverse Effect has occurred or would reasonably be expected to occur:

(i) any change in general U.S. or global economic conditions;

(ii) any change in the general conditions of any industry in which any Parent Entity operates;

(iii) any change in general regulatory, legislative or political conditions or in securities, credit, financial, debt or other capital markets, in each case in the United States or any foreign jurisdiction;

(iv) any change in applicable Law (including COVID-19 Measures) or GAAP (or authoritative interpretations thereof) after the date hereof;

(v) any change in geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism;

(vi) natural disasters, earthquakes, floods, hurricanes, or other acts of nature (including epidemics, pandemics and disease outbreaks, including COVID-19) or any worsening of such conditions threatened or existing as of the date hereof;

(vii) (A) the execution and delivery hereof, the public announcement, pendency or anticipated consummation hereof, the Mergers or any other transaction contemplated hereby, including the impact thereof on relationships with customers, suppliers, vendors, partners, Governmental Authorities or employees, (B) Parent having performed or complied with its covenants and agreements hereunder (except for performance or compliance with Section 5.2) or (C) the taking of any action at the written request of or with the prior written consent of Parent;

(viii) (A) any decline, in and of itself, in the trading price or trading volume of the Parent Common Stock, (B) any failure, in and of itself, by Parent to meet public estimates or forecasts of revenues, earnings or other financial metrics or (C) any failure, in and of itself, to meet any internal or published projections, forecasts, estimates or predictions of revenues, earnings or other financial or operating metrics for any period or (D) any reduction, in and of itself, in the credit rating of Parent or any of the Parent Subsidiaries (provided, that any event, change, effect, development, state of facts, condition, circumstance and occurrence giving rise to or contributing to such decline, failure or reduction that is not otherwise excluded from the definition of Parent Material Adverse Effect may be taken into account in determining whether a Parent Material Adverse Effect has occurred or whether a Parent Material Adverse Effect would reasonably be expected to occur); or

(ix) any Parent Stockholder Litigation;

provided, however, that any event, change, effect, development, state of facts, condition or occurrence referred to in the foregoing clauses (i)–(vi) may be taken into account in determining whether a Parent Material Adverse Effect has occurred or whether a Parent Material Adverse Effect would reasonably be expected to occur, in each case, to the extent that such fact, circumstance, occurrence, effect, development, change or condition has a disproportionate adverse effect on the Parent Entities, taken as a whole, relative to the adverse effects thereof on other companies operating in any industry in which the Parent Entities operate (provided, that only such disproportionate effect shall be taken into account in determining whether a Parent Material Adverse Effect has occurred or would reasonably be expected to occur).

“Parent Stock Issuance” means the issuance of shares of Parent Common Stock in connection with the First Merger.

“Parent Stock Value” means the volume weighted average of the sale prices per share of Parent Common Stock for the ten (10) full consecutive trading days ending on and including the Business Day prior to the Closing Date (as such volume weighted average is reported by Bloomberg or, if not reported by Bloomberg, as reported by another authoritative source).

“Parent Subsidiary” means any Subsidiary of Parent (excluding the Company Entities).

“Parent Wiring Instructions” means the wiring instructions disclosed in Section 8.15 of the Parent Disclosure Schedule or any other wiring instructions that Parent delivers to the Company in writing in lieu thereof.

“Permit” means any permit, license, registration, certificate, franchise, qualification, waiver, authorization or similar right issued, granted or obtained by or from any Governmental Authority.

“Permitted Lien” means (i) statutory Liens for current Taxes, assessments or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, (ii) Liens or imperfections of title related to Liabilities reflected in (A) for any Company Entity, the Company SEC Financial Statements or (B) for any Parent Entity, the Parent SEC Financial Statements, in each case, publicly filed prior to the date hereof, (iii) for any Company Leased Real Property, ordinary course Liens in favor of landlords and prime landlords granted under applicable leases or zoning, building and other land use Laws and restrictions regulating the occupancy of such Company Leased Real Property, or the activities conducted thereon, which are imposed by any Governmental Authority, to the extent that any violation of which would not (A) interfere, individually or in the aggregate, in any material respect with the present use of or occupancy of such real property, (B) have a material effect on the value or use of such real property, (C) would materially impair the ability to transfer such real property, or (D) constitute a Company Material Adverse Effect, (iv) variances, covenants, restrictive covenants, declarations, rights of way, encumbrances, encroachments, easements and minor irregularities, and other matters of record that do not, (A) individually or in the aggregate, interfere in any material respect with the present use or occupancy of the assets (including Company Real Property) of any Company Entity or the rights under the leases, (B) have a material effect on the value or use of any such real property or (C) materially impair the ability to transfer any such real property, (v) nonexclusive, revocable licenses of Intellectual Property in the Ordinary Course of Business, (vi) Liens that will be terminated in connection with or prior to the Closing or (vii) (A) with respect any Company Entity, any Liens that are not material to the Company Entities, taken as a whole, or (B) with respect any Parent Entity, any Liens that are not material to the Parent Entities, taken as a whole.

“Person” means any individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Personal Information” means any data or other information (i) included in “personal data,” “personal information,” “nonpublic personal information,” “personally identifiable information,” “PII” or similar terms as defined under applicable Laws or by the Company or its Affiliates in any of their privacy policies or privacy notices or Contracts or (ii) related to an identified or identifiable natural person.

“Privacy/Cybersecurity Requirements” means all applicable Laws, Contracts policies, standards, rules, public statements or guidance applicable to (i) privacy or Personal Information, (ii) the collection, retention, use, storage, processing, recording, distribution, transfer, import, export, protection (including security measures), disposal, destruction, disclosure or other activity regarding Personal Information or (iii) cybersecurity, including internal and public-facing privacy policies and any rules of self-regulatory, industry or other organizations related to Personal Information or cybersecurity.

“Products” means all products marketed, sold, delivered or distributed by any Company Entity or Parent Entity, as applicable, (including food products, agricultural products, tobacco products (including cigarettes and electronic cigarettes), CBD Products and alcoholic beverages).

“Release” means any release, spill, emission, leaking, pumping, emitting, depositing, discharging, injecting, escaping, leaching, dispersing, dumping, pouring, disposing or migrating into, onto or through the environment (including air, surface water, ground water, land surface or subsurface strata).

“Representatives” means, for any Person, such Person’s officers, directors, employees, consultants, agents, financial advisors, attorneys, accountants, other advisors and other representatives.

“Sanctioned Person” means any Person that is the target of Sanctions, including, (i) any Person listed in any restricted party list of designated Persons maintained by OFAC, the U.S. Department of State, or the U.S. Department of Commerce, by the United Nations Security Council, the European Union or Her Majesty’s Treasury of the United Kingdom, (ii) any Person located, organized or resident in a country, territory, or region subject to Sanctions, or (iii) any Person directly or indirectly owned or controlled by any such Person or Persons (individually or in the aggregate) described in the foregoing clauses (i) and (ii).

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by relevant Governmental Authorities, including, but not limited to, those administered by the U.S. government through the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) or the U.S. Department of State, the United Nations Security Council, the European Union or Her Majesty’s Treasury of the United Kingdom.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Software” means all computer programs (whether in source code, object code or other form), including any and all implementations, data, databases and collections and compilations thereof.

“Specified Jurisdiction” means the United States and Canada.

“Subsidiary” means, for any Person, any corporation, limited liability company, partnership or other entity, whether incorporated or unincorporated, (i) of which at least a majority of the Equity Securities, or other interests having by their terms voting power to elect a majority of the board of directors (or other governing body or Person(s) performing similar functions or has similar authority) of, such corporation, limited liability company, partnership or other entity is Beneficially Owned or, directly or indirectly, controlled by such Person or by any one (1) or more of its Subsidiaries or by such Person and one (1) or more of its Subsidiaries, or (ii) that would be required to be consolidated in such Person’s financial statements in accordance with GAAP.

“Surviving Entity” means (i) until the Second Effective Time, the Surviving Corporation and (ii) from and after the Second Effective Time, the Final Surviving Company.

“Tax Return” means any report, return, document, declaration or other information filed or required to be filed with any Governmental Authority related to Taxes (whether or not a payment is required to be made related to such filing), including information returns and any documents related to or accompanying payments of estimated Taxes or related to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information, and including any schedule or attachment thereto, and any amendments thereof.

“Taxes” means all taxes, charges, fees, duties, levies, imposts, rates or other assessments or governmental charges of any kind imposed by any U.S. federal, state, local or non-U.S. Governmental Authority, including, without limitation, income, franchise, windfall or other profits, gross receipts, capital gains, property, sales, use, capital stock, payroll, employment, social security, unemployment, excise, severance, withholding, ad valorem, stamp, transfer, value-added, occupation, premium, environmental, disability, registration, license, estimated, alternative or add-on minimum, or other taxes, including any interest, penalty, additions to tax or any additional amounts imposed with respect thereto, whether disputed or not.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988.

“Willful Breach” means, for any Party, such Party’s knowing and intentional material breach of any of such Party’s covenants or agreements hereunder, which material breach constitutes, or is a consequence of, a purposeful act or failure to act by such Party with actual knowledge that the taking of such act or failure to take such act would cause, or would reasonably be expected to cause, a material breach.

(b) In addition to the defined terms in Section 8.15(a), as used herein, each capitalized term listed below has the meaning specified in the Section opposite such term.

Acceptable Confidentiality Agreement	Section 5.4(i)(i)
Adjusted PSU	Section 2.7(c)
Adjusted RSU	Section 2.7(a)
Agreement	Preamble
Alternative Acquisition Agreement	Section 5.4(d)
Alternative Acquisition Proposal	Section 5.4(i)(ii)
Annual Cap	Section 5.8(c)
Antitrust Division	Section 5.7(c)
Appraisal Share	Section 2.4
Bankruptcy and Equitable Exceptions	Section 3.3(a)
Book-Entry Share	Section 2.1(b)
Burdensome Condition	Section 5.7(b)
Capitalization Date	Section 3.2(b)
Certificate	Section 2.1(b)
Closing	Section 1.1
Closing Date	Section 1.1
Closing Year Bonus	Section 5.12(c)
Company	Preamble
Company Change of Recommendation	Section 5.4(d)
Company Debt Instruments	Section 5.9(d)
Company Entities	Section 3.1(c)
Company Financial Advisor	Section 3.20
Company Incentive Plan	Section 5.12(c)
Company Indemnification Agreements	Section 5.8(a)
Company Leased Real Property	Section 3.12(c)
Company Material Contract	Section 3.14(a)
Company Owned Real Property	Section 3.12(b)
Company Policy	Section 3.17(b)
Company Real Property	Section 3.12(c)
Company Real Property Leases	Section 3.12(c)
Company Recommendation	Section 3.3(b)
Company Recommendation Change Notice	Section 5.4(e)(iii)
Company Record Date	Section 5.3(c)
Company SEC Documents	Section 3.5(a)
Company SEC Financial Statements	Section 3.5(b)
Company Stockholder Approval	Section 3.3(a)
Company Stockholder Litigation	Section 5.13
Company Stockholders Meeting	Section 5.3(c)
Company Subsidiaries	Section 3.1(c)
Company Termination Fee	Section 7.3(a)
Consent	Section 3.4(b)
Continuing Employee	Section 5.12(a)
Converted Share	Section 2.1(a)(ii)
DGCL	Section 1.2(a)
Divestiture Action	Section 5.7(b)
DLLCA	Section 1.3(a)
Equity Award Reference Date	Section 5.15
Exchange Agent	Section 2.5(a)
Exchange Fund	Section 2.5(b)
Exchange Ratio	Section 2.1(a)(ii)
FDA	Section 3.19(a)
Filing	Section 3.4(b)
Final Surviving Company	Section 1.3(a)
Financing	Section 5.9(a)
First Certificate of Merger	Section 1.2(b)

First Effective Time	Section 1.2(b)
First Merger	Section 1.2(a)
Form S-4	Section 5.3(a)
Form S-4 Effectiveness Time	Section 5.3(b)
FTB Authorities	Section 3.19(a)
FTC	Section 5.7(c)
HSR Clearance	Section 6.1(e)
Improvements	Section 3.12(f)(viii)
Indemnified Person	Section 5.8(g)
Intended Tax Treatment	Section 5.14(a)
Intervening Event	Section 5.4(i)(iii)
Key Customer	Section 3.18
Key Supplier	Section 3.18
Labor Disputes	Section 3.10(b)
Legal Restraint	Section 6.1(c)
Liabilities	Section 3.5(g)
Merger Consideration	Section 2.1(a)(ii)
Merger Sub I	Preamble
Merger Sub II	Preamble
Merger Subs	Preamble
Mergers	Section 1.3(a)
Multiemployer Pension Plan	Section 3.9(c)
New Director	Section 5.18
New Plans	Section 5.12(b)
Open Source Software	Section 3.15(c)(v)
Outside Date	Section 7.1(b)(i)
Outstanding Company Equity Securities	Section 3.2(b)
Outstanding Parent Equity Securities	Section 4.2(b)
Parent	Preamble
Parent Material Contract	Section 4.13(a)
Parent Preferred Stock	Section 4.2(a)
Parent SEC Documents	Section 4.5(a)
Parent SEC Financial Statements	Section 4.5(b)
Parent Stockholder Litigation	Section 5.13
Parent Termination Fee	Section 7.3(c)
Parties	Preamble
Payoff Amount	Section 5.9(d)
Payoff Letter	Section 5.9(d)
Per-Share Cash Amount	Section 2.1(a)(ii)
Post-Closing Bonus	Section 5.12(c)
Pre-Closing Bonus	Section 5.12(c)
Proxy Statement	Section 5.3(a)
Purchaser Welfare Company Benefit Plans	Section 5.12(b)
Regulatory Concessions	Section 5.7(b)
Second Certificate of Merger	Section 1.3(b)
Second Effective Time	Section 1.3(b)
Second Merger	Section 1.3(a)
Section 262	Section 2.4
Specified Consents	Section 3.4(b)(v)
Specified Filings	Section 3.4(b)(v)
Subsequently Converted Share	Section 2.4
Superior Acquisition Proposal	Section 5.4(i)(iv)
Surviving Corporation	Section 1.2(a)
Takeover Laws	Section 3.3(b)
USDA	Section 3.19(a)

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, each of the undersigned has duly executed this Agreement all as of the date first written above.

PERFORMANCE FOOD GROUP COMPANY

By:	/s/ George L. Holm
	Name:	George L. Holm
	Title:	Chief Executive Office & President

LONGHORN MERGER SUB I, INC.

By:	/s/ A. Brent King
	Name:	A. Brent King
	Title:	Senior Vice President, General Counsel & Secretary

LONGHORN MERGER SUB II, LLC

By:	/s/ A. Brent King
	Name:	A. Brent King
	Title:	Senior Vice President, General Counsel & Secretary

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

IN WITNESS WHEREOF, each of the undersigned has duly executed this Agreement all as of the date first written above.

CORE-MARK HOLDING COMPANY, INC.

By:	/s/ Scott McPherson
	Name:	Scott McPherson
	Title:	President & Chief Executive Officer

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

Annex B

745 Seventh Avenue New York, NY 10019 United States

CONFIDENTIAL

May 17, 2021

Board of Directors

Core-Mark Holding Company, Inc.

1500 Solana Blvd.

Suite 3400

Westlake, TX 76262

Members of the Board of Directors:

We understand that Core-Mark Holding Company, Inc. (the “Company”) intends to enter into a transaction (the “Proposed Transaction”) with Performance Food Group Company (the “Counterparty”) pursuant to which (i) Longhorn Merger Sub I, Inc., a wholly-owned Subsidiary of the Counterparty (“Merger Sub I”), will merge with and into the Company, with the Company being the surviving corporation (the “Surviving Corporation”); (ii) as promptly as practicable thereafter, the Surviving Corporation will merge with and into Longhorn Merger Sub II, LLC, a wholly-owned Subsidiary of the Counterparty (“Merger Sub II”), with Merger Sub II being the surviving company; and (iii) each of the shares of common stock of the Company, par value of $0.01 per share, issued and outstanding (other than shares held by the Counterparty, Merger Sub I, Merger Sub II and the Company and the Dissenting Shares (as defined in the Agreement referred to below)) will be converted into the right to receive (a) 0.44 validly issued, fully paid and nonassessable shares of the Counterparty Common Stock and (b) $23.875 in cash (the forgoing clauses (a) and (b), collectively, the “Merger Consideration”). The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement and Plan of Merger, dated as of May 17, 2021 (the “Agreement”), by and among the Company, Counterparty, Merger Sub I, and Merger Sub II. The summary of the Proposed Transaction set forth above is qualified in its entirety by the terms of the Agreement.

We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company’s stockholders of the Merger Consideration to be offered to such stockholders in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company’s underlying business decision to proceed with or effect the Proposed Transaction or the likelihood of consummation of the Proposed Transaction. In addition, we express no opinion on, and our opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the Proposed Transaction, or any class of such persons, relative to the consideration to be offered to the stockholders of the Company in the Proposed Transaction. Our opinion does not address the relative merits of the Proposed Transaction as compared to any other transaction or business strategy in which the Company might engage.

In arriving at our opinion, we reviewed and analyzed: (1) the Agreement and the specific terms of the Proposed Transaction; (2) publicly available information concerning the Company that we believe to be relevant to our analysis, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2020, Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2021, and Proxy Statement dated April 5, 2021; (3) publicly available information concerning the Counterparty that we believe to be relevant to our analysis, including its Annual Report on Form 10-K for the fiscal year ended June 27, 2020, Quarterly Reports on Form 10-Q for the fiscal quarters ended September 26, 2020, December 26, 2020, and March 27, 2021, and Proxy Statement dated October 9, 2020; (4) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, including financial projections of the Company prepared by management of the Company (the “Company Projections”); (5) financial and operating information with respect to the business, operations and prospects of the Counterparty furnished to us by the Counterparty, including financial projections of the Counterparty prepared by management of the Company (the “Counterparty Projections”); (6) a trading history of the Company’s common stock and Counterparty’s common stock from May 14, 2019 to May 14, 2021, including an analysis of the historical implied exchange ratio between the Company and Counterparty’s stock prices, and a comparison of that trading history with those of other companies that we deemed relevant; (7) a comparison of the historical financial results and present financial condition of the Company and Counterparty with each other and with those of other companies that we deemed relevant; (8) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other transactions that we deemed relevant; (9) published estimates of independent research analysts with respect to the future financial performance and share price targets for the Company and the Counterparty; (10) the pro forma impact of the Proposed Transaction on the potential future financial performance of the combined company, including potential cost savings, operating synergies and other strategic benefits expected by the management of the Company to result from a combination of the businesses (the “Expected Synergies”); and (11) the relative contributions of the Company and Counterparty on a historical pro forma basis and potential future financial performance on a pro forma basis based on the Company Projections and the Counterparty Projections with respect to future performance. In addition, we have had discussions with the management of the Company and the Counterparty concerning their respective businesses, operations, assets, liabilities, financial conditions and prospects and have undertaken such other studies, analyses and investigations as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without any independent verification of such information (and have not assumed responsibility or liability for any independent verification of such information) and have further relied upon the assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of the Company and the Counterparty, upon the advice of the Company, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and the Counterparty and that the Company and Counterparty will perform substantially in accordance with such projections. Furthermore, upon the advice of the Company, we have assumed that the amounts and timing of the Expected Synergies are reasonable and that the Expected Synergies will be realized in accordance with such estimates. We assume no responsibility for and we express no view as to any such projections or estimates or the assumptions on which they are based. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company and the Counterparty and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company or Counterparty. In addition, you have not authorized us to solicit, and we have not solicited, any indications of interest from any third party with respect to the purchase of all or a part of the Company’s business. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter. We assume no responsibility for updating or revising our opinion based on events or circumstances that may occur after the date of this letter. We express no opinion as to the prices at which shares of common stock of the Counterparty or the Company would trade at any time in the future, including following the announcement or (with respect to the Counterparty) after consummation of the Proposed Transaction.

We have assumed the accuracy of the representations and warranties contained in the Agreement and all agreements related thereto. We have also assumed, upon the advice of the Company, that all material governmental, regulatory and third party approvals, consents and releases for the Proposed Transaction will be obtained within the constraints contemplated by the Agreement and that the Proposed Transaction will be consummated in accordance with the terms of the Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. We do not express any opinion as to any tax or other consequences that might result from the Proposed Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company has obtained such advice as it deemed necessary from qualified professionals.

Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the consideration to be offered to the stockholders of the Company in the Proposed Transaction is fair to such stockholders.

We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive fees for our services a portion of which is payable upon rendering this opinion and a substantial portion of which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to reimburse our reasonable and documented out of pocket expenses and indemnify us for certain liabilities that may arise out of our engagement. We have performed various investment banking services for the Company and Counterparty in the past, and expect to perform such services in the future, and have received, and expect to receive, customary fees for such services. Specifically, in the past two years, we have performed the following investment banking and financial services: (i) acted as joint bookrunner on the Counterparty’s follow-on equity offering in April 2020 and (ii) acted as joint bookrunner and joint lead arranger in connection with the debt and equity financings for the Counterparty’s acquisition of Reinhart Foodservice, L.L.C which closed in December 2019. Certain of our affiliates are currently lenders under the Counterparty’s 2019 amended and restated ABL credit facility which may be drawn upon to fund a portion of the Merger Consideration.

Barclays Capital Inc., its subsidiaries and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of our business, we and our affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of the Company and Counterparty for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

This opinion, the issuance of which has been approved by our Fairness Opinion Committee, is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Proposed Transaction.

Very truly yours,

/s/ Barclays Capital Inc.
BARCLAYS CAPITAL INC.

Annex C

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

§ 262. Appraisal rights [For application of this section, see § 17; 82 Del. Laws, c. 45, § 23; and 82 Del. Laws, c. 256, § 24].

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d),(e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

C-4